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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on October 8, 2015 as Amendment No. 1 to the Confidential Submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tabula Rasa HealthCare, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8099 (Primary Standard Industrial Classification Code Number)	46-5726437 (I.R.S. Employer Identification Number)

110 Marter Avenue, Suite 309
Moorestown, NJ 08057
(866) 648 - 2767
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309
Moorestown, NJ 08057
(866) 648 - 2767
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James W. McKenzie, Jr. Jeffrey P. Bodle Kevin S. Shmelzer Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963 - 5000	Brian W. Adams Chief Financial Officer Tabula Rasa HealthCare, Inc. 110 Marter Avenue, Suite 309 Moorestown, NJ 08057 (866) 648 - 2767	Charles S. Kim Brent B. Siler Divakar Gupta Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479 - 6000

Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement is declared effective.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes shares of common stock that the underwriters have an option to purchase to cover over allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2015

PRELIMINARY PROSPECTUS

                   Shares

Common Stock
$              per share

This is the initial public offering of our common stock. We are offering                      shares of common stock. Prior to this offering, there has been no public market for our common stock. We intend to list our common stock on the NASDAQ Global Market under the symbol "TRHC." We currently estimate that the initial public offering price will be between $             and $             per share of common stock.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Tabula Rasa	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                      shares of common stock from us.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                      , 2015.

Wells Fargo Securities	UBS Investment Bank

Piper Jaffray

Baird	Stifel

Prospectus dated                                  , 2015.

          We are responsible for the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

          Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

TRADEMARKS AND TRADE NAMES

          Our material trademarks, service marks and other marks include EireneRx®, Medication Risk Mitigation by CareKinesis®, MedWise Advisor®, NiaRx®, Capstone Performance Systems™, CareVentions™, Medication Risk Mitigation™, Medication Risk Mitigation Matrix™, Medliance™ and Tabula Rasa HealthCare™. We also have trademark applications pending to register marks in the United States. We have proprietary and licensed rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

i

 SUMMARY

          This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the entire prospectus, including our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in our common stock.

          Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to "Tabula Rasa," "the company," "we," "us" and "our" refer, prior to the Reorganization Transaction discussed below, to CareKinesis, Inc., or CareKinesis, and, after the Reorganization Transaction, to Tabula Rasa HealthCare, Inc., in each case together with its consolidated subsidiaries.

 Overview

          We are a leader in providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk. We deliver our solutions through a comprehensive suite of technology-enabled products and services for medication risk management. We also provide risk adjustment services, which help our clients to properly characterize a patient's acuity, or severity of health condition, and optimize the associated payments for care. With 4.3 billion prescriptions filled in the United States in 2014, medication treatment is the most common medical intervention, and its imprecise use represents the fourth leading cause of death and contributes to an estimated 45 to 50 million adverse drug events, or ADEs, annually. ADEs result in more than 100,000 deaths annually in the United States and approximately 125,000 hospitalizations, one million emergency room visits, two million affected hospital stays and 3.5 million physician office visits every year. The incidence of ADEs is highly correlated to the number of medications an individual is taking and non-adherence to prescribed regimens, and thus is particularly relevant to populations with complex healthcare needs. Our technology-driven approach to medication risk management represents an evolution from prevailing non-personalized approaches that primarily rely on single drug-to-drug interaction analysis. We currently serve approximately 100 healthcare organizations that focus on populations with complex healthcare needs and extensive medication requirements.

          Our suite of cloud-based software solutions provides prescribers, pharmacists and healthcare organizations with sophisticated and innovative tools to better manage the medication-related needs of patients. We believe we offer the first prospective clinical approach to medication risk management, which is designed to increase patient safety and promote adherence to a patient's personalized medication regimen. Furthermore, our medication risk management technology helps healthcare organizations lower costs by reducing ADEs, enhancing quality of care and avoiding preventable hospital admissions. Our products and services are built around our novel and proprietary Medication Risk Mitigation Matrix, or MRM Matrix, which enables optimization of a patient's medication regimen by combining clinical and pharmacology data, population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and individual medication-related genomic information, to deliver "precision medicine." Our team of clinical pharmacists is available to support prescribers at the point of care through our proprietary technology platform, including real-time secure messaging, with more than 100,000 messages exchanged per month. In addition to our software solutions, we operate three prescription fulfillment pharmacies that deliver customized medication regimens for our clients throughout the United States. These pharmacies support our optional adherence-packaging fulfillment service, which utilizes our medication-adherence technology and is informed by a patient's personalized MRM Matrix, to increase adherence to the patient's optimized medication regimen.

          As the U.S. healthcare market continues to evolve from fee-for-service to value-based models of care, healthcare organizations require new and emerging technologies to optimize treatment and manage risk on a patient-specific, customized basis. Our solutions are targeted currently to "at-risk" healthcare organizations that are clinically and financially responsible for the populations they serve, receiving a fixed payment for the care provided to each patient for an entire episode of care or enrollment period. According to the Congressional Budget Office, or CBO, there were approximately 121 million people in the United States covered under government-sponsored programs in 2014, and this number is expected to reach 160 million by 2020. Government-sponsored programs are leading the shift to value-based care. Our solutions support our clients in achieving the Institute for Healthcare Improvement, or IHI, "Triple Aim" of improving a patient's experience, while managing the health of a client's population and controlling costs.

          We are led by highly experienced and entrepreneurial executive officers with more than 70 years of cumulative experience in the healthcare industry. Our co-founder, Dr. Calvin H. Knowlton, founded excelleRx, Inc. and, along with Dr. Orsula Knowlton and other members of our management team, built it into the largest national hospice medication management pharmacy in the United States, servicing approximately 400 hospice agencies with approximately 48,000 patients in 46 states, at the time it was sold to Omnicare, Inc. in 2005.

          Since our first year of active operations in 2011, our revenue has grown to $48.4 million for the year ended December 31, 2014, and $32.3 million for the six months ended June 30, 2015 with net losses of $1.1 million and $685 thousand, respectively, and adjusted EBITDA of $3.0 million and $3.9 million, respectively for those periods. See "Selected Consolidated Financial Data — Adjusted EBITDA" for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net losses. We had an annual revenue retention rate of 95% and client retention rate of 97% in 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics" for our definitions of revenue retention rate and client retention rate.

Market Opportunity

          We operate in the large and rapidly growing healthcare market. In the United States, the healthcare market was $2.9 trillion in 2013 and is expected to grow to $5.1 trillion in 2023, of which $271 billion represented spending on prescription drugs in 2013 and is expected to reach $528 billion in 2023, according to the Centers for Medicare & Medicaid Services, or CMS. Medication treatment is the most common medical intervention, with 4.3 billion prescriptions filled in 2014 in the United States.

          We believe the following market trends drive a growing need for our medication risk management and risk adjustment products and services.

Pervasive Use of Medication is Driving Increased Complexity in Healthcare

          In any given month, 48% of Americans take a prescription drug and 11% take five or more prescription drugs. The number of prescription drugs individuals are using in the United States is increasing as the number of medication therapies rises, the population ages and chronic diseases become more prevalent. We believe the pervasive and rising use of prescription and non-prescription drugs is increasing the complexity of medication management for healthcare organizations and making adherence to medication regimens more difficult for patients.

Imprecise Use of Medication Harms Patients and Increases Healthcare Costs

          Given the extensive and increasing use of medication in the United States, the potential for harm from ADEs and patient medication non-adherence constitutes a critical patient safety and public health challenge. According to the Alliance for Human Research Protection, 2.5 to 4 million serious, disabling or fatal ADEs occur on an annual basis in the United States. In 2012, the IMS Institute of Healthcare Informatics estimated that medication non-adherence and unnecessary use of medicines are responsible for more than $200 billion in otherwise avoidable medical spending annually in the United States alone, and ADEs contribute $3.5 billion to U.S. healthcare costs on a yearly basis, according to the Institute of Medicine.

Healthcare Organizations Have a Significant Unmet Need for Comprehensive, Personalized Medication Risk Management

          The current tools for medication safety produce inconsistent results and are widely viewed as ineffective. Personalized and precision-based methods are typically absent in prevailing trial-and-error approaches to medication selection, rendering providers ineffective and ultimately limited in their ability to deliver optimal patient care due to insufficient data at the point of prescribing. Research suggests that a majority of ADEs are preventable. According to the American Academy of Pediatrics, ADEs account for up to 25% of all hospital admissions and 12% of emergency room visits in adults, of which up to 70% are preventable.

Industry Dynamics Favor a Personalized Approach to Medication Safety

          The shift to value-based healthcare has increasingly placed healthcare organizations at financial risk related to imprecise medication usage, providing new incentives to reduce costs and improve quality. Rising healthcare costs and strained government budgets have driven both federal and state government agencies to expand the role of value-based, capitated payment models, which shift the incentives of healthcare organizations away from volume and toward quality and value. In these at-risk models, the provider is incentivized to deliver efficient care, increasing pressure on providers to simultaneously lower costs and improve care quality, safety and the patient experience. As a result of this transition, data on patient-specific disease states and co-morbidities, clinical and quality outcomes, resource utilization and individualized patient information have become increasingly relevant to healthcare delivery.

Accurate Coding is Critical for Optimizing Reimbursement

          Accurate coding of medical procedures and diagnoses is increasingly complex and is required throughout the healthcare landscape for proper reimbursement and regulatory compliance. Coding is particularly important in at-risk, value-based care models as healthcare organizations bear financial risk for their patients' medical expenses. Risk scoring based on accurate coding is a significant factor in determining premium reimbursement rates and payments in many government-sponsored healthcare programs. In addition, government agencies, including CMS, regularly perform audits of healthcare organizations to validate coding practices.

Our Solutions

          Medication risk management is our leading offering, and our cloud-based software applications, including EireneRx and MedWise Advisor, provide solutions for a range of payors, providers and other healthcare organizations. Our products and services are built around our proprietary MRM Matrix, which combines clinical and pharmacology data, population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and personal genomic information, to deliver what the FDA refers to as "precision medicine." Our suite of technology products is built on a powerful rules engine that houses comprehensive pharmacotherapy profiles, provides risk alerts and includes a combination of proprietary decision-support tools, real-time secure messaging, e-prescribing and advanced precision-dosing functionality, among other functions. Our software applications help reduce ADEs, enhance medication adherence and quality of care and improve medication safety at the individual patient level. We also provide optional adherence-packaging prescription fulfillment services, risk adjustment services and pharmacy cost management services to help our clients increase patient medication adherence, achieve correct reimbursement, maintain regulatory compliance and optimize pharmacy spend.

Precision-Based Approach to Deliver Patient-Specific Solutions

          We believe we are at the forefront of precision medicine with solutions that help our clients tailor medical treatment to the individual characteristics of each patient. Our cloud-based software solutions are designed to identify high-risk individuals, detect susceptibility to ADEs and embed proper dosing guidelines. Our optional medication-adherence technology promotes adherence to a patient's personalized regimen and dosing schedule. By providing patient-specific, data-driven analytical insights and medication safety solutions, we help clients reduce trial-and-error-based medication selection, unintentional medication overdoses and other causes of ADEs.

Demonstrated Ability to Produce Higher Quality Outcomes, Reduce the Cost of Care and Improve the Patient Experience

          By offering solutions that improve outcomes in a cost-effective manner, we are aligned with healthcare organizations that are transitioning to value-based healthcare. Our clients have reported that our medication risk management services have resulted in significant reductions in hospital admissions, length of hospital stays and emergency room visits for their patients, thereby reducing their medical expenditures. Our pharmacy cost management services saved our clients more than $44 million in recovered or prevented overpayments in 2014, and our risk adjustment clients realized revenue increases of approximately $350 per patient per month on average in 2014.

Our Strengths

Innovative Technology Solutions for Medication Risk Management Aligned with Transformative Shifts in Healthcare

          We believe our innovative technology platform is uniquely equipped to provide comprehensive medication risk management solutions to a variety of healthcare organizations. The shift from a fee-for-service to a value-based model of care, which focuses on outcomes and quality, is driving the rapid adoption of risk-based arrangements across many healthcare organizations.

First-Mover Advantage with Track Record of Improved Outcomes

          We believe the six years we have devoted to developing and optimizing our solutions, and our intellectual property portfolio, provide a significant competitive advantage over potential competitors. Leveraging our industry experience, we believe we offer the first prospective clinical approach to medication risk management, utilizing advanced patient safety tools and medication-adherence technology that enable depth and breadth of data-driven analytical insights and actionable interventions. In addition, we integrate directly with many industry-leading electronic health record systems, or EHRs, that are used by many of our clients.

Expertise in Serving At-Risk Healthcare Organizations with Complex Patient Populations

          Since our founding, we have leveraged our knowledge of medication risk management and risk adjustment to develop expertise in serving the growing at-risk segment of the healthcare system. Our focus on medication risk management is highly relevant to populations with complex care requirements, and we have developed solutions to address the needs of these patients and their providers and payors.

Highly Scalable Platform

          We believe the scalability of our technology platform allows us to rapidly and cost-effectively pursue new opportunities and meet rising market demand. Our clients access our products and services through an efficient and scalable cloud-based technology platform that allows for on-demand capacity expansion, rapid deployment capabilities and accelerated speed of execution.

Recurring Revenue Model with Significant Operating Leverage

          We believe we have an attractive business model due to the recurring and predictable nature of our revenue, embedded growth opportunities within our existing client base and significant operating leverage. Our client contracts are typically exclusive and multi-year and provide significant visibility into our future cash flows. The revenue models under these contracts typically include payments on a per-member per-month basis, payments on a subscription basis and charges and dispensing fees for medication fulfillment for our clients' patients, which are often high-acuity patients with long-term prescription needs. Our annual revenue retention rate was 100% and 95% for 2013 and 2014, respectively, and our client retention rate was 100% and 97%, respectively. As we grow our revenue base, we expect our operating expenses to decrease as a percentage of revenue, providing for substantial operating leverage.

Experienced Management Team

          We are led by highly experienced and entrepreneurial executive officers with more than 70 years of cumulative experience in the healthcare industry. Prior to our founding in April of 2009, our co-founder, Dr. Calvin H. Knowlton, founded excelleRx, Inc., which became the largest national hospice medication management pharmacy in the United States. excelleRx was sold to Omnicare, Inc. in 2005. We believe that our experienced management team and a strong commitment to our culture are key drivers of our success and position us well for long-term growth.

Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets

          By leveraging our industry expertise and thought leadership and expanding our sales and marketing efforts, we believe that we can increasingly penetrate the market for existing and new at-risk clients. We are the market leader in providing medication risk management to Program of All-Inclusive Care for the Elderly, or PACE, a CMS sponsored program through which participating healthcare organizations provide fully integrated healthcare delivery on an at-risk basis for elderly adults, most of whom are dually eligible for Medicare and Medicaid, where we believe we have a significant opportunity to continue to grow. The number of participants enrolled in PACE organizations has doubled over the last five years, yet, according to a study we commissioned, represents only 4% of the total eligible individuals within current PACE service areas. We expect our clients to continue to grow to cover more eligible lives. We are also the market leader in risk adjustment and front-end coding for PACE organizations and we plan to continue to expand these services to other Medicare Advantage programs.

Continue Expansion into Emerging At-Risk Provider and Payor Markets

          We intend to leverage our expertise and experience from our existing clients to expand to other at-risk providers and payors through increased investment in our sales force and marketing efforts. We believe that the growth in government healthcare programs and the shift to value-based care models are creating opportunities for many organizations to capture growing portions of the expanding healthcare market. Accordingly, we are actively targeting at-risk, value-based markets, including managed care organizations, physician provider groups and Accountable Care Organizations, or ACOs, which are healthcare organizations characterized by a payment and care delivery model that ties provider reimbursement to quality metrics and the total cost of care for an assigned population. We also target post-acute healthcare organizations, which provide a range of medical services to support an individual's recovery or manage chronic illness after a period of in-patient care. As the market leader in pharmacy cost management solutions in the post-acute market, we believe we are also well positioned to further serve these organizations with medication risk management solutions as they migrate to an at-risk reimbursement structure.

Expand Offerings to a Large and Growing Behavioral Health Market

          We believe our solutions have the potential to offer substantial value to the behavioral health market. Behavioral health medications are powerful, are subject to trial-and-error prescribing methods and are prone to side effects and ADEs. The behavioral health market is growing, in part as a result of the Patient Protection and Affordable Care Act, or ACA, which significantly expanded coverage for mental health and substance use disorder services. Accordingly, we are currently involved in an intervention study with NHS Human Services to evaluate the benefits of our medication risk management solutions in the behavioral health population.

Continue to Innovate and Expand Platform Offerings to Meet Evolving Market Needs

          We believe our investments in human capital, technology and services capabilities position us to continue to pursue rapid innovation and expand our medication risk management solutions and other platform offerings to the broader healthcare marketplace. We are developing or piloting new technologies and offerings to capitalize on these opportunities.

Selectively Pursue Strategic Acquisitions, Joint Ventures and Partnerships

          Since our founding in 2009, we have completed and integrated four acquisitions. We plan to continue to acquire assets and businesses and may enter into joint ventures and partnerships that strengthen or expand our service offerings, capabilities and geographic reach and facilitate our entry into new markets.

Develop International Market Opportunities

          We believe we are well positioned to provide our products and services to international healthcare organizations that face challenges similar to those that our clients face domestically. Our solutions are readily scalable and can be utilized by healthcare organizations abroad seeking to achieve the IHI Triple Aim.

Risks Associated with Our Business

          Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section titled "Risk Factors." If any of these risks actually occurs, our business, results of operations, financial condition or prospects could be materially and adversely affected. Below is a summary of some of the principal risks we face:

  •
  the market for technology-enabled healthcare products and services is in its early stages, which makes it difficult to forecast demand for our technology-enabled products and services;

  •
  consolidation in the healthcare industry could lead to the elimination of some of our clients and make others larger, which could decrease demand for our solutions or create pricing pressure;

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  if we are unable to offer new and innovative products and services or our products and services fail to keep pace with our clients' needs, our clients may terminate or fail to renew their relationships with us;

  •
  we have incurred significant net losses since inception and we may not be able to generate net income in the future;

  •
  we may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth;

  •
  we derive a significant portion of our revenue from PACE organizations, and any changes in laws or regulations or any other factors that cause a decline in the use of PACE organizations to provide healthcare, could hurt our ability to generate revenue and grow our business;

  •
  a few clients account for a significant portion of our revenue and the loss of one or more of these clients could cause us to lose significant revenue;

  •
  our sales and implementation cycle can be long and unpredictable and can require considerable time and expense, which may cause our operating results to fluctuate;

  •
  we may face competition and aggressive business tactics in our markets by potential competitors and may lack sufficient financial or other resources to compete successfully;

  •
  data loss or corruption due to failures or errors in our systems may expose us to liability, hurt our reputation and relationships with existing clients and force us to incur significant costs;

  •
  upon the completion of this offering, our executive officers, directors and principal stockholders will, in the aggregate, beneficially own shares representing approximately         % of our capital stock and, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs;

  •
  complying with, and changes to, significant state and federal regulations could restrict our ability to conduct our business or cause us to incur significant costs; and

  •
  we may require additional capital to support business growth, and this capital might not be available to us on acceptable terms or at all.

Our Corporate Information

          We were incorporated under the laws of the state of Delaware on May 21, 2014 under the name Tabula Rasa HealthCare, Inc. Our principal executive offices are located at 110 Marter Avenue, Suite 309, Moorestown, NJ 08057 and our telephone number is (866) 648-2767. Our website address is www.tabularasahealthcare.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Reorganization Transaction

          Effective June 30, 2014, in order to facilitate the administration, management and development of our business and the proposed initial public offering, we implemented a holding company reorganization pursuant to which we became the new parent company and CareKinesis became our direct, wholly owned subsidiary. To implement the reorganization, we formed CK Merger Sub, Inc. The holding company structure was implemented by the merger of CK Merger Sub, Inc. with and into CareKinesis, with CareKinesis surviving the merger as our direct, wholly owned subsidiary. As a result of the reorganization, each share of CareKinesis issued and outstanding immediately prior to the merger automatically converted into the same share, with the same rights and preferences, in our company. The business conducted by CareKinesis immediately prior to the corporate reorganization continues to be conducted by CareKinesis following the reorganization. In addition, in connection with the reorganization, CareKinesis distributed all of the equity interests in two of its wholly owned subsidiaries, Capstone Performance Systems, LLC, or Capstone, and CareVentions, Inc., to us.

Implications of Being an Emerging Growth Company

          As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

          We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

          In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

Common stock offered	shares
Common stock to be outstanding immediately after this offering	shares
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase a maximum of additional shares of our common stock.
Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect that we will use the net proceeds from this offering to repay approximately $             of our outstanding indebtedness, to continue to develop new product offerings, to enter into new market segments, to expand our sales and marketing infrastructure, to fund acquisitions of businesses and technologies and for working capital and general corporate purposes. See "Use of Proceeds" for a more complete description of the expected use of proceeds from this offering.

Risk factors	See "Risk Factors" for a discussion of factors to consider carefully before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol	"TRHC"

          The number of shares of our common stock to be outstanding after this offering is based on                 shares of our common stock outstanding as of June 30, 2015, which includes:

  •
  9,873,511 shares of common stock issuable upon the automatic conversion of all outstanding shares of preferred stock into 9,873,511 shares of our common stock immediately prior to the completion of this offering;

  •
                   shares of our common stock issuable upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
                   shares of our common stock issuable under our 2014 Equity Compensation Plan to certain members of management in connection with the completion of this offering.

          The number of shares of common stock to be outstanding after this offering excludes:

  •
  312,500 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $0.80 per share, which warrants are exercisable to purchase shares of our Series A-1 preferred stock prior to the completion of this offering;

  •
  586,868 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $2.96 per share, which warrants are exercisable to purchase shares of our Series B preferred stock prior to the completion of this offering;

  •
  6,177,700 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2015, under our 2014 Equity Compensation Plan, as amended, or the 2014 Equity Compensation Plan, at a weighted-average exercise price of $1.50 per share;

  •
  an additional                 shares of our common stock reserved for future issuance under our 2015 Equity Compensation Plan, or the 2015 Equity Compensation Plan, upon the completion of this offering;

  •
                             shares of our common stock that may be issuable at the completion of this offering, at the election of the holder, upon the conversion of all principal outstanding under subordinated convertible promissory notes that we issued in December 2014, or the Medliance Notes, in connection with the acquisition of Medliance LLC, or Medliance, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
  21,000 shares of our common stock that will be issuable in the future as consideration in connection with our acquisition of St. Mary Prescription Pharmacy, or SMPP.

          Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

  •
  the redesignation of all of our Class A Non-Voting common stock and Class B Voting common stock into shares of our common stock;

  •
  no exercise of the other outstanding warrants or options described above;

  •
  no exercise by the underwriters of their option to purchase up to                 shares of our common stock;

  •
  no election by the holders of the Medliance Notes to convert such notes into shares of our common stock;

  •
  no issuance of any shares of our common stock issuable in the future as consideration in connection with our acquisition of SMPP;

  •
  a                 -for-                 reverse stock split of our common stock effected on                          , 2015; and

  •
  the amendment and restatement of our certificate of incorporation and bylaws immediately prior to the completion of this offering.

 Summary Consolidated Financial Data

          The following tables summarize our consolidated financial data and other data for the periods and at the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2013 and 2014 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2014 and June 30, 2015 and the consolidated balance sheet data as of June 30, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements.

          Our historical results for any prior period are not necessarily indicative of the results that should be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for a full year. The following summary of consolidated financial data should be read in conjunction with the sections entitled "Capitalization", "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

          See notes 3 and 14 to our audited consolidated financial statements and note 11 to our unaudited consolidated financial statements appearing elsewhere in this prospectus for information regarding computation of basic and diluted net loss per share attributable to common stockholders, unaudited pro forma basic and diluted net loss per share attributable to common stockholders, and the unaudited pro forma weighted average basic and diluted common shares outstanding used in computing the pro forma basic and diluted net loss per share attributable to common stockholders.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014		2014	2015
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$25,143		$46,878	$21,254		$27,295
Service revenue	—		1,550	410		5,031

Total revenue	25,143		48,428	21,664		32,326

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	20,921		37,073	16,999		21,350
Service cost	—		739	193		1,582

Total cost of revenue	20,921		37,812	17,192		22,932

Gross profit	4,222		10,616	4,472		9,394

Operating (income) expenses:
Research and development	1,338		1,660	776		1,186
Sales and marketing	1,775		2,272	1,020		1,368
General and administrative	2,482		3,970	1,713		3,290
Change in fair value of acquisition-related contingent consideration (income) expense	—		790	180		(1,018)
Depreciation and amortization	1,118		1,817	816		1,943

Total operating (income) expenses	6,713		10,509	4,505		6,769

(Loss) income from operations	(2,491)		107	(33)		2,625
Other (income) expense:
Change in fair value of warrant liability	547		269	(15)		184
Interest expense	833		1,354	614		2,950

Total other (income) expense	1,380		1,623	599		3,134

Loss before income taxes	(3,871)		(1,516)	(632)		(509)
Income tax (benefit) expense	—		(409)	(441)		176

Net loss	(3,871)		(1,107)	(191)		(685)
Accretion of redeemable convertible preferred stock	(5,346)		(3,884)	(429)		(1,256)

Net loss attributable to common stockholders	$(9,217)		$(4,991)	$(620)		$(1,941)

Net loss per share attributable to common stockholders, basic and diluted	$(1.22)		$(0.63)	$(0.08)		$(0.24)

Weighted average common shares outstanding, basic and diluted	7,525,931		7,862,025	7,846,664		8,080,078

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$			$

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)

Other Financial Data:
Adjusted EBITDA(2)	$(1,284)		$2,968	$1,089		$3,862

(1)
We intend to use a portion of the proceeds from this offering to repay outstanding debt. The pro forma net loss per share information is calculated based upon an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and gives effect to the sale of              shares of our common stock, which is the number of shares whose proceeds would be necessary to repay $      of outstanding debt, before deducting estimated underwriting discounts and expenses payable by us. The net loss attributable to common stockholders has been adjusted to exclude interest expense associated with the interest expense incurred on the portion of the debt expected to be repaid with net proceeds from this offering. See "Selected Consolidated Financial Statements" for more information regarding the calculation of pro forma net loss per share.

(2)
Adjusted EBITDA is a non-GAAP financial measure. See "Selected Consolidated Financial Data—Adjusted EBITDA" for our definition of Adjusted EBITDA, why we present Adjusted EBITDA, limitations on the usefulness of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most nearly comparable GAAP measurement.

          The following sets forth our summary balance sheet data as of June 30, 2015 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to (1) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 9,873,511 shares of our common stock immediately prior to the completion of this offering and the reclassification to additional paid-in capital of the warrant liability related to warrants to purchase preferred stock, (2) the issuance of             shares of our common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the issuance of             shares of our common stock upon the completion of this offering under our 2014 Equity Compensation Plan to members of management; and

  •
  a pro forma as adjusted basis to give further effect to (1) our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (2) our receipt of the net proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) our application of a portion of such net proceeds to repay indebtedness as set forth under "Use of Proceeds."

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$2,653	$2,653
Working capital	(19,102)	(19,102)
Total assets	56,256	56,256
Line of credit	10,000	10,000
Long-term debt, including current portion	14,512	14,512
Notes payable to related parties	814	814
Notes payable related to acquisition	14,921	14,921
Warrant liability	2,967	—
Total liabilities	57,407	54,440
Total redeemable convertible preferred stock	20,263	—
Total stockholders' equity (deficit)	(21,414)	1,816

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted working capital, total assets and total stockholders' equity by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares offered by us would increase or decrease the pro forma as adjusted working capital, total assets and total stockholders' equity by $              million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. The risks below are not the only ones we face. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, prospects, operating results and financial condition could be harmed. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

 Risks Relating to Our Business and Industry

The healthcare industry in the United States is undergoing significant structural change and is rapidly evolving, and the market for technology-enabled healthcare products and services is in its early stages, which makes it difficult to forecast demand for our technology-enabled products and services. If we are not successful in promoting the benefits of our products and services, our growth may be limited.

          The healthcare industry in the United States is undergoing significant structural change and is rapidly evolving. We believe demand for our products and services has been driven in large part by price pressure in traditional fee-for-service healthcare, a regulatory environment that is incentivizing value-based care models, the movement toward patient-centricity and personalized healthcare and advances in technology. Widespread acceptance of the value-based care model is critical to our future growth and success. A reduction in the growth of value-based care or patient-centric models could reduce the demand for our products and services and result in a lower revenue growth rate or decreased revenue.

          The market for technology-enabled healthcare products and services is in the early stages and it is uncertain whether it will achieve and sustain high levels of demand and market adoption. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of our clients. It is difficult to predict the future growth rate and size of our target market.

          Our success will depend to a substantial extent on the willingness of healthcare organizations to increase their use of our technology and our ability to demonstrate the value of our technology to our existing clients and potential clients. If healthcare organizations do not recognize or acknowledge the benefits of our products and services or if we are unable to reduce healthcare costs or drive positive health outcomes, then the market for our products and services might not develop at all, or it might develop more slowly than we expect.

If we are unable to offer innovative products and services or our products and services fail to keep pace with our clients' needs, our clients may terminate or fail to renew their agreements with us and our revenue and results of operations may suffer.

          Our success depends on providing innovative, high-quality products and services that healthcare providers and payors use to improve clinical, financial and operational performance. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied client needs, our existing technology could become undesirable, obsolete or harm our reputation. In order to remain competitive, we must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing clients and potential new clients will want. We are continually involved in a number of projects to develop new products and services, including the further refinement of our proprietary MRM Matrix. If our innovations are not responsive to the needs of our existing clients or potential new clients, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs, we may lose existing clients or be unable to obtain new clients and our results of operations may suffer.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

          We commenced active operations in 2011 and our operations to date have included organizing and staffing our company, business planning, raising capital and developing and marketing our product and services. As an early stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

We have incurred significant net losses since inception and we may not be able to generate net income in the future.

          We have incurred significant losses in each period since our inception. For the years ended December 31, 2013 and 2014 and for the six months ended June 30, 2015, we reported a net loss of $3.9 million, $1.1 million and $685 thousand, respectively. As of June 30, 2015, we had an accumulated deficit of $21.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development program, acquisitions and from general and administrative costs associated with our operations. Our ability to generate net income is dependent upon, among other things, the acceptance of our products and services by, and the strength of, our existing and potential clients.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

          We have incurred net losses since inception and do not currently have the wherewithal to repay a note payable related to an acquisition that is due on June 30, 2016, which raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2014 with respect to this uncertainty. We have limited sources of liquidity to sustain our present activities and satisfy our outstanding indebtedness. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations and indebtedness. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

          We have expanded our operations significantly since our inception. For example, we grew from 29 employees on January 1, 2011, the beginning of our first year of active operations, to 174 employees as of September 30, 2015, and our revenue increased from $21.7 million for the six-months ended June 30, 2014 to $32.3 million for the six-months ended June 30, 2015, and from $25.1 million for the year ended December 31, 2013 to $48.4 million for the year ended December 31, 2014. If we do not effectively manage our growth as we continue to expand, the quality of our products and services could suffer and our revenue could decline. Our growth to date has increased the significant demands on our management, our operational and financial systems, IT infrastructure, security mechanisms and other resources. In order to successfully expand our business, we must effectively recruit, integrate and motivate new employees, while maintaining the beneficial aspects of our corporate culture. We may not be able to hire new employees, including software engineers, quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and results of operations could be harmed. We must also continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our business and results of operations could be harmed.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth, which could cause the market price of our common stock to decline.

          We have experienced significant growth since 2011, our first year of active operations, with total revenue growing from $5.8 million for the year ended December 31, 2011, to $48.4 million for the year ended December 31, 2014, and from $21.7 million for the six months ended June 30, 2014, to $32.3 million for the six months ended June 30, 2015. Future revenue may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to grow our revenue from existing clients, to complete sales to new clients and to expand our client base in the healthcare industry and with provider and payor organizations. We may not be successful in executing on our growth strategies and may not continue to grow our revenue at similar rates as we have in the past. Our ability to execute on our existing sales pipeline, create additional sales pipelines and expand our client base depends on, among other things, the attractiveness of our products and services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future products and services and our ability to attract and retain a sufficient number of qualified sales and marketing personnel. In addition, clients in some market segments in which we have a more limited presence may be slower to adopt our products and services than we currently anticipate.

We derive a significant portion of our revenue from PACE organizations, and any changes in laws or regulations, or any other factors that cause a decline in the use of PACE organizations to provide healthcare could hurt our ability to generate revenue and grow our business.

          We derive a significant portion of our revenue from PACE organizations, which are our largest clients, accounting for 94.0% and 82.4% of our revenue for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively. PACE organizations reflect a relatively new, value-based model for providing healthcare to the elderly and are funded by both Medicare and Medicaid. If the laws and regulations that currently promote PACE organizations were to change in a way that makes operating a PACE organization less attractive, if other Medicare or Medicaid reimbursement models are developed that are more attractive to the healthcare providers that operate PACE organizations or if the prevalence of PACE organizations were to decline for any other reason, our ability to generate revenue and grow our business may be compromised.

Consolidation in the healthcare industry could lead to the elimination of some of our clients and make others larger, which could decrease demand for our solutions or create pricing pressure.

          Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems. If regulatory and economic conditions continue to facilitate additional consolidation in the healthcare industry, some of our current clients, and possibly our future clients, may be eliminated. Such market fluctuations may result in decreased need for some or all of our products and services as some of our clients disappear, and others acquire larger market power, which may be used to develop various solutions in-house, rather than purchasing them from us, or negotiate fee reductions for our products and services.

Failure by PACE organization clients to meet applicable penetration benchmarks could result in loss of their service area, which could lead to our loss of that business and a corresponding decline in our revenue.

          PACE organizations in many states are subject to penetration benchmarks regarding the number of eligible lives in their service areas that have been captured by the program. If the number of members covered by any of our PACE organization clients were to be reduced by a material amount, such decrease may lead to a loss of their service area, which could result in our loss of the client and a corresponding decline in our revenue.

The growth of our business relies, in part, on the growth of our clients, which is difficult to predict and is affected by factors outside of our control.

          We enter into agreements with our clients under which a significant portion of our fees are variable, including fees which are dependent upon the number of members that are covered by our clients' programs each month. The number of members covered by a client's program is often affected by factors outside of our control, such as the client's pricing, overall quality of service and member retention initiatives. Accordingly, revenue under these agreements is uncertain and unpredictable. If the number of members covered by one or more of our client's programs were to be reduced, such decrease would lead to a decrease in our revenue. In addition, the growth forecasts of our clients are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which our clients compete meet the size estimates and growth forecasted, their program membership could fail to grow at similar rates, if at all.

A few clients account for a significant portion of our revenue and, as a result, the loss of one or more of these clients could hurt our revenue.

          Our largest ten clients accounted for 62% and 55% of our revenue for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively. No single client accounted for more than 10% of our revenue during the six months ended June 30, 2015. For the year ended December 31, 2014, our two largest clients, Viecare Beaver and Viecare Butler, together under common control, and On Lok Senior Health Services, accounted for 11% and 10% of our revenue, respectively, and 21% of our revenue in the aggregate. For the year ended December 31, 2013, our largest client, Viecare Beaver and Viecare Butler, together under common control, accounted for 16% of our revenue. Our engagement with these clients is generally covered through contracts that are multi-year in their duration. One or more of these clients may decline to renew their existing contracts with us upon expiration and any such failure to renew could have a negative impact on our revenue and compromise our growth strategy. Further, if one or more of these clients significantly decreases its use of our solutions, we would lose revenue and our growth would be compromised.

Because we generally bill our clients and recognize revenue over the term of the contract, near-term declines in new or renewed agreements may not be reflected immediately in our operating results.

          Most of our revenue in each quarter is derived from agreements entered into with our clients during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods. The effect of any significant downturns in sales of, and market demand for, our products and services, as well as any potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. In addition, we may be unable to adjust our cost structure rapidly or at all, to take account of reduced revenue.

If we do not continue to attract new clients, we may not be able to grow our business.

          In order to grow our business, we must continually attract new clients. Our ability to do so depends in large part on the success of our sales and marketing efforts. Potential clients may seek out other options. Therefore, we must demonstrate that our products and services provide a viable solution for potential clients. If we fail to provide high-quality solutions and convince individual clients of our value proposition, we may not be able to attract new clients. If the market for our products and services declines or grows more slowly than we expect, or if the number of individual clients that use our solutions declines or fails to increase as we expect, our financial results could be harmed.

If we are not able to maintain and enhance our reputation and brand recognition, our business will be harmed.

          Maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing clients and to our ability to attract new clients. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become more difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our clients, could make it substantially more difficult for us to attract new clients. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with clients.

Our marketing efforts depend significantly on our ability to receive positive references from our existing clients.

          Our marketing efforts depend significantly on our ability to call on our current clients to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit the market adoption of our products and services, impair our ability to attract new clients and maintain existing clients and, ultimately, harm our financial results.

Our sales and implementation cycle can be long and unpredictable and can require considerable time and expense, which may cause our operating results to fluctuate.

          The sales cycle for our products and services from initial sales activity with a potential client to contract execution and implementation can be long and varies widely by client, typically ranging from three to 12 months. Some of our clients undertake pilot programs for our products and services which range from six to 18 months in length. These pilot programs may result in extended sales cycles and upfront sales costs as the potential client evaluates our products and services. Our sales efforts involve educating our clients about the use, technical capabilities and benefits of our products and services. It is possible that in the future we may experience even longer sales cycles, more complex client requirements, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand into new territories and add additional products and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our operating results may be harmed.

Any failure to offer high-quality client support services may adversely affect our relationships with our clients and harm our financial results.

          Our clients depend on our technical support to resolve any issues relating to our offering and technology solutions and to provide initial and ongoing training and education, when necessary. In addition, our sales process is highly dependent on the quality of our offering, our business reputation and on strong recommendations from our existing clients. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could harm our reputation and compromise our ability to sell our solutions to existing and prospective clients.

          We offer client support services with our offering and may be unable to respond quickly enough to accommodate short-term increases in client demand for support services, particularly as we increase the size of our client base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict client demand for our support services and if client demand increases significantly, we may be unable to provide satisfactory support services to our clients. Additionally, increased client demand for these services, without corresponding revenue, could increase costs and hurt our ability to achieve profitability.

Our proprietary products and services may not operate properly, which could damage our reputation, give rise to a variety of claims against us or divert our resources from other purposes, any of which could harm our business and operating results.

          Technology-enabled product and service development is time-consuming, expensive and complex and may involve unforeseen difficulties. We may encounter technical obstacles, and we may discover additional problems that prevent our proprietary products and services from operating properly. If our products and services do not function reliably or fail to achieve client expectations in terms of performance, clients could assert liability claims against us and attempt to cancel their contracts with us. Moreover, material performance problems, defects or errors in our existing or new products and services may arise in the future and may result from, among other things, the lack of interoperability of our software with systems and data that we did not develop and the function of which are outside of our control or undetected in our testing. Defects or errors in our products or services might discourage existing or potential clients from purchasing services from us. Correction of defects or errors could prove to be time consuming, costly, impossible or impracticable. The existence of errors or defects in our products and services and the correction of such errors could divert our resources from other matters relating to our business, damage our reputation and increase our costs.

Adverse drug events resulting from optimizing a patient's medication regimen through recommendations made by our technology or our pharmacists could give rise to claims against us and could damage our reputation.

          We provide medication risk management services which includes answering prescriber questions and making recommendations to prescribers at the point-of-prescribing, during pharmacist consultation and at periodic patient review. In the event that optimizing a patient's medication regimen through recommendations made by our technology or our pharmacists contribute to an ADE, clients and patients could assert liability claims against us, which may not be subject to a contractually agreed upon liability cap, and clients could attempt to cancel their contracts with us. Such instances may also generate significant negative publicity that could harm our reputation, increase our costs and materially affect our results of operations.

Future sales to clients outside the United States or clients with international operations might expose us to risks inherent in international markets, which could hurt our business.

          An element of our growth strategy is to expand internationally. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. We currently do not have any international operations. Because of our lack of experience with international operations, any international expansion efforts might not be successful in creating demand for our products and services outside of the United States or in effectively selling our products and services in the international markets we enter. In addition, we will face risks in doing business internationally that could hurt our business, including:

  •
  the need to localize and adapt our products and services for specific countries, including translation into foreign languages and associated expenses;

  •
  difficulties in staffing and managing foreign operations;

  •
  different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

  •
  new and different sources of competition;

  •
  weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

  •
  laws and business practices favoring local competitors;

  •
  compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, anti-bribery, foreign investment, tax, privacy and data protection laws and regulations;

  •
  increased financial accounting and reporting burdens and complexities;

  •
  adverse tax consequences; and

  •
  if we denominate our international contracts in local currencies, fluctuations in the value of the U.S. dollar and foreign currencies might negatively affect our operating results when translated into U.S. dollars.

We purchase a significant portion of our pharmaceutical products through a buying group which receives discounts from our primary supplier.

          We purchase a substantial amount of our pharmaceutical products through a group purchasing organization, pursuant to a membership agreement. The group purchasing organization receives discounts on pharmaceutical product purchases from AmerisourceBergen Drug Corporation, our primary supplier. If we are no longer able to purchase our pharmaceutical products through the group purchasing organization, there can be no assurance that our operations would not be disrupted or that we could obtain the necessary pharmaceutical products at similar cost or at all. In this event, failure to satisfy our clients' requirements would result in defaults under client contracts subjecting us to damages and the potential termination of those contracts.

Any restrictions on our ability to license or share data and integrate third-party technologies could harm our business.

          We depend upon licenses from third parties for some of the technology and data used in our products and services, and for some of the technology platforms upon which these products and services are built and operate. Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. We also license some of our technology and share data we collect with our clients, including under agreements with health systems and providers of electronic health records. We expect that we will need to obtain additional licenses from third parties in the future in connection with the development of our products and services. In addition, we obtain a portion of the data that we use from public records and from our clients for specific client engagements. Our licenses for information may not be sufficient to allow us to use the data that is incorporated into our products and services for all potential or contemplated applications and products.

          In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide products and services to our clients would be compromised and our future growth and success could be delayed or limited.

          We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source software. Our use of third-

party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which could delay or limit our future growth.

Data loss or corruption due to failures or errors in our systems may expose us to liability, hurt our reputation and relationships with existing clients and force us to incur significant costs.

          Hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant. Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our existing software. Despite testing by us, we may discover defects or errors in our software. Any defects or errors could expose us to risk of liability to clients and the government, and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or client satisfaction with our products and services or cause harm to our reputation. Data losses related to personal health records could result in additional risks, see "— We are subject to data privacy and security laws and regulations and contractual obligations governing the transmission, security and privacy of health and other sensitive or proprietary information, which may impose restrictions on the manner in which we access, store, transmit, use and disclose such information and subject us to penalties if we are unable to fully comply with such laws or contractual provisions."

          Furthermore, our clients might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, hurt our reputation and lead to significant client relations problems.

Our business is subject to online security risks, and if we are unable to safeguard the security and privacy of confidential data, our reputation and business will be harmed.

          Our products and services involve the collection, storage and analysis of confidential or proprietary information. If a cyber incident, such as a phishing attack, virus, malware installation, server malfunction, software or hardware failure, impairment of data integrity, loss of data or other computer assets, adware or other similar issue, impairs or shuts down one or more of our computing systems or our IT network, we may be subject to negative treatment and lawsuits by our clients. In addition, attention to remediating cyber incidents may distract our technical or management personnel from their normal responsibilities. Public announcements of such cyber incidents could occur and negative perception of such cyber incidents could adversely affect the price of our common stock, and we could lose sales and clients.

          In certain cases, confidential or proprietary information is provided to third parties, such as the service providers that host our technology platform, and we may be unable to control the use of our information or the security protections used by third parties. Cyber incidents and malicious internet-based activity continue to increase generally, and providers of hosting and cloud-based services are often targeted. If the third parties with whom we work violate applicable laws, contracts or our security policies, these violations could also put our confidential or proprietary information at risk and otherwise hurt our business. In addition, if the security measures of our clients are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our clients or anyone else incorrectly attributes the blame for such security breaches to us or our systems.

          We may be required to expend significant capital and other resources to protect against security incidents caused by known cyber vulnerabilities or to alleviate problems caused by security breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently and unknown cyber vulnerabilities caused by third-party software or services may exist within our system. As a result, we may be unable to anticipate such techniques or vulnerabilities or to implement adequate preventative measures. Any compromise or perceived compromise of our security could damage our reputation and our relationship with our clients, could reduce demand for our products and services and could subject us to significant liability or regulatory actions. In addition, in the event that new privacy or data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance.

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems to provide services to our clients, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients.

          Our ability to deliver our products and services, particularly our cloud-based solutions, is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access and services and reliable telephone and facsimile services. Our services are designed to operate without perceptible interruption in accordance with our service level commitments.

          We have, however, experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience similar or more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including bandwidth and telecommunications equipment providers, to provide our services. We do not currently maintain redundant systems or facilities for some of these services. Interruptions in these systems or services, whether due to system failures, cyber incidents, physical or electronic break-ins or other events, could affect the security or availability of our services and prevent or inhibit the ability of our clients and their patients to access our services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or harm our relationship with our clients and our business.

          Additionally, any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers' systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could hurt our relationships with clients and expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we might not continue to be able to obtain adequate insurance coverage at an acceptable cost.

          The reliability and performance of our internet connection may be harmed by increased usage or by denial-of-service attacks or related cyber incidents. The services of other companies delivered through the internet have experienced a variety of outages and other delays as a result of damages to portions of the internet's infrastructure, and such outages and delays could affect our systems and services in the future. These outages and delays could reduce the level of internet usage as well as the availability of the internet to us for delivery of our internet-based services.

We rely on third-party vendors to host and maintain our technology platform.

          We rely on third-party vendors to host and maintain our technology platform, including our EireneRx and MedWise Advisor software. Our ability to offer our products and services and operate our business is dependent on maintaining our relationships with third-party vendors, particularly Amazon Web Services, and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business and our ability to pursue our growth strategy. Because of the large amount of data that we collect and manage, it is possible that, despite precautions taken at our vendors' facilities, the occurrence of a natural disaster, cyber incident, decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our service. These service interruptions could cause our platform to be unavailable to our clients and impair our ability to deliver products and services and to manage our relationships with new and existing clients.

          If our vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Some of our vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could compromise our ability to pursue our growth strategy and grow our business.

          Our success depends largely upon the continued services of our executive officers and other key employees. We do not maintain "key person" insurance for our executive officers, other than for our Chief Executive Officer, Dr. Calvin H. Knowlton, or any of our other key employees. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

          In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do. As a result, we may experience difficulty hiring and retaining qualified personnel. The departure of key personnel could also hurt our business. In such event, we would be required to hire other personnel to manage and operate our business, and we might not be able to employ a suitable replacement for the departing individual, or a replacement might not be willing to work for us on terms that are favorable to us.

          In addition, in making employment decisions, particularly in the technology industry, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our common stock might, therefore, compromise our ability to attract or retain highly skilled personnel. Furthermore, the requirement to expense stock options and other equity instruments might discourage us from granting the size or type of stock option or equity awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We may make future acquisitions and investments that may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

          Part of our business strategy is to acquire or invest in companies, products or technologies that complement our current products and services, enhance our market coverage or technical capabilities or offer growth opportunities. Future acquisitions and investments could pose numerous risks to our operations, including:

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  difficulty integrating the purchased operations, products or technologies;

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  substantial unanticipated integration costs;

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  assimilation of the acquired businesses, which may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

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  the loss of key employees, particularly those of the acquired businesses;

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  difficulty retaining or developing the acquired business' clients;

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  adverse effects on our existing business relationships;

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  failure to realize the potential cost savings or other financial or strategic benefits of the acquisitions, including failure to consummate any proposed or contemplated transaction; and

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  liabilities from the acquired businesses for infringement of intellectual property rights, loss of intellectual property or goodwill through inadequate data security measures, unknown cyber vulnerabilities or network intrusions, or other claims and failure to obtain indemnification for such liabilities or claims.

          In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets or large and immediate write-offs, assume liabilities or issue stock that would dilute our current stockholders' ownership. We may be unable to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition successfully or without adversely affecting our business, financial condition and results of operations.

Substantially all of our assets are pledged as collateral under our existing line of credit.

          As of June 30, 2015, our total indebtedness, net of debt discounts of $2.9 million, was $40.2 million, and after giving effect to this offering and the application of a portion of the net proceeds to repay indebtedness, our total indebtedness as of June 30, 2015 would have been $0 on a pro forma as adjusted basis. Although we expect to repay all outstanding amounts due under our April 29, 2015 revolving line of credit, or the 2015 Line of Credit, with Bridge Bank, National Association with the proceeds received from this offering, the 2015 Line of Credit will remain in place following the completion of this offering even though there will be no borrowings outstanding. The 2015 Line of Credit provides for borrowings, on a revolving basis, in an aggregate amount up to $15.0 million to be used for general corporate purposes. The 2015 Line of Credit is secured by all of our personal property, whether presently existing or created or acquired in the future, as well as our intellectual property. If we are unable to repay any secured borrowings that remain outstanding or that we make following this offering when due, whether at maturity or if declared due and payable following a default, the lenders would have the right to proceed against the collateral pledged to the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings.

We may require additional capital to support business growth, and this capital might not be available to us on acceptable terms or at all.

          Our operations have required a significant investment of cash since inception and we intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new applications and services, enhance our existing platform and services, hire additional sales and marketing personnel, enhance our operating infrastructure and potentially acquire complementary businesses and technologies. As of June 30, 2015, we had $2.7 million of cash, which was held for working capital purposes.

          Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, renewal activity, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services and the continuing market acceptance of our products and services. Accordingly, we might need to engage in equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We might have to obtain funds through arrangements with collaborators or others that may require us to relinquish rights to our technologies or offering that we otherwise would not consider. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be limited.

Our pro forma financial information may not be representative of our future performance.

          In preparing the unaudited pro forma consolidated financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of acquisitions and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The estimates and assumptions used in the calculation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual experience. Accordingly, the unaudited pro forma consolidated financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the acquisitions been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does it give effect to any events other than those described in our unaudited pro forma consolidated financial statements and notes thereto.

We may become subject to litigation, which could be costly and result in significant liability.

          We may become subject to litigation in the future. Any future claims may result in significant defense costs and potentially significant judgments against us, some of which we are not insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could diminish our financial resources. Litigation or the resolution of litigation may also affect the availability or cost of some of our insurance coverage, which could increase our costs, expose us to increased risks that would be uninsured and compromise our ability to attract directors and officers.

 Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be compromised.

          Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade-secret and copyright laws, confidentiality procedures, cyber security practices and contractual provisions to protect the intellectual property rights of our proprietary technology and content. We are pursuing the registration of additional trademarks and service marks in the United States, as well as patent protection related to certain business methods employed by us. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain protection for our technology and even if we are successful in attaining effective patent, trademark, trade-secret and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Furthermore, recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain patent protection of some of our unique business methods.

          In addition, these measures may not be sufficient to offer us meaningful protection or provide us with any competitive advantages. If we are unable to adequately protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or to otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of some of our offerings or other competitive harm.

          Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors' products and services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could harm our ability to compete and reduce demand for our products and services. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Also, some of our products and services rely on technologies, data and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all. Any loss of the right to use any third-party technologies, data or software could result in delays in implementing or provisioning our products and services until equivalent technology is either developed by us or, if available, is identified, obtained and integrated, which could harm our business.

          We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, we may be unable to obtain, maintain and enforce the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore adversely affect our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

          The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential clients. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively.

If we cannot protect our domain names, our ability to successfully promote our brand will be impaired.

          We currently own the web domain names www.tabularasahealthcare.com, www.carekinesis.com, www.careventions.com, www.medliance.com, www.capstoneperformancesystems.com, www.eirenerx.com, www.medwiseadvisor.com and www.niarx.com, which are critical to the operation of our business. The acquisition and maintenance of domain names is generally regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully implement our business strategy of establishing a strong brand if we cannot prevent others from using similar domain names or trademarks. This failure could impair our ability to increase our market share and revenue.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

          Our commercial success depends in part on our ability to develop and commercialize our products and services without infringing or being claimed to have infringed the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for technology-enabled healthcare solutions in the United States expands and intellectual property protections asserted by others increase, the risk increases that there may be intellectual property asserted by others and patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our clients, our licensees or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. In addition, we have received letters from third parties in the past claiming that our software, technologies and methodologies are covered by their patents, and future claims may require us to expend time and money to address and resolve these claims. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from other technology-reliant companies. We may also face allegations that our employees or consultants have misappropriated the intellectual property or proprietary rights of their former employers or other third parties, as the case may be. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management's attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our products and technology while we develop non-infringing substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our ability to operate our business could be compromised.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

          We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee's software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee's own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help our competitors develop products and services that are similar to or better than ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

          Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to monitor for such infringement and file infringement claims, both of which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, or may construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in a proceeding could put one or more of our patents at risk of being invalidated.

We may be subject to claims by third parties asserting that our employees, our consultants or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

          Many of our employees were previously employed at universities or other technology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and our consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, our consultants, or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Costly litigation may be necessary to defend against these claims.

          In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

          If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

          Even if resolved in our favor, litigation or other legal proceedings against us relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary information, the value of our technology, products and services could be hurt.

          We may not be able to protect our trade secrets, know-how and other proprietary information adequately. Although we use reasonable efforts to protect this proprietary information and technology, our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors. In addition, our trade secrets, know-how and other proprietary information may be accessed or disclosed during a cyber incident, which could have a significant negative impact on us. Further, such cyber incidents, if disclosed publicly, could adversely affect the price of our common stock.

          Enforcing a claim that a third party illegally obtained and is using any of our proprietary information or technology is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and invention assignment agreements with our employees, consultants and other parties to protect our trade secrets, know-how and other intellectual property and proprietary information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other proprietary information.

Risks Related to Industry Regulation and Other Legal Compliance Matters

The healthcare regulatory and political framework is uncertain and evolving.

          Healthcare laws and regulations are rapidly evolving and may change significantly in the future. For example, in March 2010, the ACA was adopted, which is a healthcare reform measure that seeks to contain healthcare costs while improving quality and access to coverage. The ACA includes a variety of healthcare reform provisions and requirements that have already become effective or will become effective at varying times through 2018 and substantially changes the way healthcare is financed by both governmental and private insurers, which may significantly affect our industry and our business. Many of the provisions of the ACA will phase in over the course of the next several years, and we may be unable to predict accurately what effect the ACA or other healthcare reform measures that may be adopted in the future, including amendments to the ACA, will have on our business. In addition, provisions of the ACA may be challenged in the courts. For example, in 2015 the U.S. Supreme Court determined that the IRS can extend tax credits to individuals enrolled in a plan offered by the federal health insurance exchanges established by the U.S. Department of Health & Human Services, or HHS, despite language in the ACA that was alleged to authorize tax credits only for individuals enrolled in a plan offered by exchanges established by states.

          In addition, we are subject to various other healthcare laws and regulations, including, among others, the Stark Law relating to self-referrals, anti-kickback laws, including the federal Anti-Kickback Statute, antitrust laws and the data privacy and security laws and regulations described below. See "Business — Healthcare Regulatory Environment". If we were to become subject to litigation or liabilities or found to be out of compliance with these or other laws, our business could be hurt. See "— We may become subject to litigation, which could be costly and result in significant liability."

We are subject to data privacy and security laws, regulations and contractual obligations governing the transmission, security and privacy of health and other sensitive or proprietary information, which may impose restrictions on the manner in which we access, store, transmit, use and disclose such information and subject us to penalties if we are unable to fully comply with such laws or contractual provisions.

          As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of individually identifiable health information that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change. These laws and regulations include the following.

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  The Health Insurance Portability and Accountability Act, or HIPAA, and its implementing regulations, required expanded protection of the privacy and security of protected health information, the execution of certain contracts to safeguard protected health information and the adoption of standards for the exchange of electronic health information, for health plans, healthcare clearinghouses and certain healthcare providers, which we refer to as Covered Entities, and their business associates. Among the standards that HHS has adopted pursuant to

    HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security, electronic signatures, privacy and enforcement. Actual failure to comply with HIPAA could result in fines and civil and criminal penalties, as well as contractual damages, which could harm our business, finances and reputation.

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  The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the "Stimulus Bill", effective February 22, 2010, modified HIPAA by setting forth health information security breach notification requirements and increasing penalties for violations of HIPAA, among other things. The HITECH Act requires individual notification for all breaches as defined by HIPAA, media notification of breaches affecting over 500 individuals located in the same region and either prompt or annual reporting of breaches to HHS, depending on the number of affected individuals. The HITECH Act also replaced the prior monetary penalty system of $100 per violation and an annual maximum of $25,000 per violation with a four-tier system of sanctions for breaches. Penalties now range from a minimum of $100 per violation and an annual maximum of $25,000 per violation for the first tier to a minimum of $50,000 per violation and an annual maximum of $1.5 million per violation for the fourth tier. Failure to comply with HIPAA as modified by the HITECH Act could result in fines and penalties, criminal sanctions and reputational damage that could harm our business.

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  Numerous other federal and state laws may apply that restrict the use and disclosure and mandate the protection of the privacy and security of individually identifiable information, as well as employee personal information, and that require notifications and mitigation in the event of a breach. These include state medical information privacy laws, state social security number protection laws and federal and state consumer protection laws, among others. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

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  Federal and state consumer protection laws are increasingly being applied by the United States Federal Trade Commission, or FTC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or individually identifiable information, through websites or otherwise, and to regulate the presentation of website content.

          There is ongoing concern from privacy advocates, regulators and others regarding data protection and privacy issues, and the number of jurisdictions with data protection and privacy laws has been increasing. In addition, the scope of protection afforded to data subjects by many of these data protection and privacy laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for deidentified, anonymous or pseudonomized health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. These discussions may lead to further restrictions on the use of such information. These initiatives or future initiatives could compromise our ability to access and use data or to develop or market current or future services.

          The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws and contractual commitments may not protect our facilities and systems from security breaches, acts of vandalism or theft, cyber incidents, misplaced or lost data, programming and human errors or other similar events. The occurrence of a cyber incident that affects either individually identifiable health information or other confidential or proprietary information with which we have been entrusted may result in liability and hurt our reputation.

          Additionally, as a business associate under HIPAA, we may also be liable for privacy and security breaches of protected health information and certain similar failures of our subcontractors. Even though we contractually require our subcontractors to safeguard protected health information as required by law, we still have limited control over their actions and practices. An actual or perceived breach of privacy or security of individually identifiable health information held by us or by our subcontractor may result in an enforcement action, including criminal and civil liability, against us, as well as negative publicity, reputational harm and contractual ramifications with our clients.

          We are not able to predict the full extent of the impact such incidents may have on our business. Our failure to comply with HIPAA may result in criminal or civil liability, and due to the heightened enforcement climate and recent changes to the law, the potential for enforcement action against business associates under HIPAA is now greater than in prior years. Enforcement actions against us could be costly and could interrupt regular operations, which may harm our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we adequately protect our information, including in compliance with such laws, there can be no assurance that we will not receive such notices in the future. Further, costly breaches can occur regardless of our compliance infrastructure.

We operate in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Achieving and sustaining compliance with state and federal statutes and regulation related to the healthcare industry may prove costly. Changes in these laws could restrict our ability to conduct our business. Further, if we fail to comply with these requirements, we could incur significant penalties and our reputation could suffer.

          In addition to HIPAA, additional federal and state statutes, regulations, guidance and contractual provisions regarding healthcare that may apply to our business activities, including:

  •
  The federal Anti-Kickback Statute, or AKS, prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting anything of value in order to induce the referral of patients or in return for purchasing, leasing, ordering, arranging for, or recommending services or goods covered in whole or in part by Medicare, Medicaid, or other government healthcare programs. The AKS is an intent-based statute and the failure of an arrangement to satisfy all elements of a safe harbor will not necessarily make it illegal, but it may subject that arrangement to scrutiny by enforcement authorities. Any violation of the AKS can lead to significant penalties, including criminal penalties, civil fines and exclusion from participation in a federal healthcare program, among other penalties.

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  Various state anti-kickback laws that sometimes track federal AKS prohibitions, although some apply to all-payors as opposed to only government healthcare programs.

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  The federal physician self-referral law, often referred to as the Stark Law, prohibits, with limited exceptions, physicians from referring Medicare or Medicaid patients to an entity for the provision of specified Designated Health Services, or DHS, among them outpatient prescription drugs, if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity. The Stark Law also prohibits the entity from billing Medicare or Medicaid programs for such DHS. A referral that may implicate the Stark Law does not fall within a statutory exception is strictly prohibited by the Stark Law. A violation of the Stark Law is punishable by civil sanctions, including significant fines and exclusion from participation in Medicare and Medicaid programs.

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  State data privacy and security laws that track federal requirements or impose more stringent or different requirements than HIPAA regarding storage, transmission, use and disclosure of protected health information, general individually identifiable information or other sensitive information.

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  Consumer protection laws require us to publish statements to users of our services that describe how we handle personal information. If such information that we publish is considered untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, costs of defending against litigation, settling claims and loss of willingness of current and potential future clients to work with us.

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  Federal and state false claims laws, including the civil False Claims Act, impose civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. The civil False Claims Act provides for treble damages and mandatory minimum penalties per false claim or statement. In this context, it is particularly notable that a significant portion of our revenue is derived from services provided to PACE organizations. PACE organizations are funded by both Medicare and Medicaid, and the Medicare risk-adjustment methodology applies to the Medicare component of PACE organization reimbursement. PACE submissions may also be comparable to state Medicaid risk-adjustment submissions, and vary by state. Because risk adjustment submissions to Medicare and state Medicaid programs have a direct impact on the amounts that Medicare and Medicaid Programs pay to PACE organizations, these activities may be the subject of scrutiny and litigation under the federal civil False Claims Act.

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  HHS Office of Inspector General, or OIG, and many state Medicaid agencies maintain lists of individuals and organizations that have been excluded from participation in a federal healthcare program. A significant part of our revenue is derived from our services as federal healthcare program providers, specialty pharmacies, or contractors to federal healthcare program providers or plans and as such, we need to comply with restrictions on employing or contracting with personnel and vendors who have been excluded from participation in federal healthcare programs. Adhering to the best practice of conducting monthly screenings against the federal and state exclusion lists for employees and contractors may be costly and resource-consuming, but failure to do so may give rise to significant administrative liability and sanctions.

  •
  As contractors to PACE organizations and Medicare Advantage organizations, or MAOs, we are subject to contractual provisions, which impose on us various obligations related to healthcare compliance and healthcare fraud, waste and abuse reduction and elimination efforts. These obligations stem from the provisions contained in prime contracts between PACE organizations and MAOs, and the federal government. Examples of such flow down provisions include subcontractor's compliance with all applicable state and federal laws, subcontractor's obligation to screen state and federal exclusion lists and its obligation to conduct periodic audits, among many others. Breaches of these requirements would not necessarily be a regulatory risk per se, but they could create contract compliance issues, which may yield contractual damages, be costly to resolve and may hurt our reputation and restrict our ability to service such organizations in the future.

  •
  Various state licensure, registration and certification laws are applicable to pharmacies, pharmacists, pharmacy technicians and other pharmacy personnel. If we are unable to maintain our licenses or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect our ability to operate in some states. Additionally, if we or any of our personnel violate conditions of their pharmacy or pharmacist licensure, we could face penalties and lose valuable personnel.

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  A number of federal and state laws and registration requirements are applicable to dispensing controlled substances. If we are unable to maintain our registrations this could limit or affect our ability to dispense controlled substances.

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  Federal and state laws and policies require pharmacies to maintain, enroll and participate in federal healthcare programs or to report specified changes in their operations to the agencies that administer these programs. If we do not comply with these laws, we may not be able to participate in some federal healthcare programs, which could compromise our ability to sell our solutions.

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  A number of FDA regulations are applicable to our business. Some technologies and software applications used in healthcare analytics, genomic testing and analysis are considered medical devices and are subject to regulation by the FDA. If any of our current or future services or applications become regulated by the FDA as medical devices, we would be subject to various laws, regulations and policies enforced by the FDA or other governmental authorities, such as the U.S. Federal Trade Commission, including both premarket and post-market requirements. FDA and state regulators, such as state boards of pharmacy, also regulate drug packaging and repackaging. Our drug packaging activities must comply with the relevant FDA and state statutes, regulations and policies. Noncompliance with applicable FDA requirements, including those related to pharmaceutical and medical device promotional practices and the pre-market and post-market approval requirements for medical devices can result in an enforcement action that could substantially harm our business. Changes in existing regulatory requirements, our failure to comply with current or future requirements or adoption of new requirements could negatively affect our business.

Further modifications to the Medicare Part D program and changes in pricing benchmarks may reduce revenue and impose additional costs to the industry.

          The Medicare Prescription Drug Improvement and Modernization Act of 2003 included a major expansion of the Medicare program with the addition of a prescription drug benefit under the new Medicare Part D program. The continued impact of these regulations depends upon a variety of factors, including our ongoing relationships with the Part D Plans and the patient mix of our clients. Future modifications to the Medicare Part D program may reduce revenue and impose additional costs to the industry. In addition, contracts and fee schedules in the prescription drug industry, including our contracts with certain of our clients use certain published benchmarks, including average wholesale price, or AWP, to establish pricing for prescription drugs. Most of our contracts utilize the AWP standard. However, there can be no assurance that our clients will continue to utilize AWP, as previously calculated, or that other pricing benchmarks will not be adopted to establish prices for prescription drugs within the industry.

If we fail to obtain the requisite certification from the U.S. Drug Enforcement Administration to receive electronic prescriptions for controlled substances, demand for our adherence packaging services may be harmed.

          We have applied for certification with the U.S. Drug Enforcement Administration, or DEA, in order to process electronic prescriptions for controlled substances. DEA regulations on electronic prescribing provide practitioners with the option of writing and submitting prescriptions for controlled substances electronically. The regulations also permit pharmacies to receive, dispense and archive these electronic prescriptions upon certification. If we are unable to obtain certification to receive electronic prescriptions for controlled substances, demand for our adherence packaging services from our existing and future clients may decrease as such clients may elect to use competitors who have obtained such certification, thereby harming our business.

 Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

          Upon the completion of this offering, our executive officers and directors, combined with our stockholders who own more than five percent of our outstanding capital stock before this offering will, in the aggregate, beneficially own shares representing approximately         % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

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  delay, defer or prevent a change in control;

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  entrench our management and the board of directors; or

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  impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

As a result, these executive officers, directors and current five percent or greater stockholders could pursue transactions that may not be in our best interests and which could harm our business.

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may deter third parties from acquiring us.

          We expect that our amended and restated certificate of incorporation and amended and restated bylaws will, among other things:

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  divide our board of directors into three staggered classes of directors that are each elected to three-year terms;

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  provide that the authorized number of directors may be changed only by resolution of our board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  prohibit stockholder action by written consent;

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

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  prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

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  provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; and

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  require advance notice to be given by stockholders for any stockholder proposals or director nominees.

          In addition, Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, may affect the ability of an "interested stockholder" to engage in specified business combinations, for a period of three years following the time that the stockholder becomes an "interested stockholder". We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL.

          These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions that you desire. See "Description of Capital Stock".

Our amended and restated certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

          Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (d) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (e) any other action asserting a claim against us that is governed by the internal affairs doctrine. We refer to each of these proceedings as a covered proceeding. In addition, our amended and restated certificate of incorporation will provide that if any action the subject matter of which is a covered proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, which we refer to as a foreign action, the claiming party will be deemed to have consented to (1) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (2) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party's counsel in the foreign action as agent for such claiming party. Our amended and restated certificate of incorporation will also provide that, except to the extent prohibited by the DGCL, in the event that a claiming party initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in any foreign action without the prior approval of our board of directors, each such claiming party will be obligated jointly and severally to reimburse us and any officer, director or other employee made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys' fees and other litigation expenses) that the parties may incur in connection with such foreign action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then it will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

          Our amended and restated bylaws will provide that, except to the extent prohibited by the DGCL, and unless our board of directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a covered proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party will be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys' fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the covered proceeding. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Any person or entity purchasing or otherwise acquiring any interest in the shares of our capital stock will be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our amended and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

          The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of capital stock. To the extent shares subsequently are issued pursuant to the exercise of options to purchase common stock under our equity incentive plans, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled "Dilution".

An active trading market for our common stock may not develop.

          Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

          The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock could be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price will likely decline. If one or more of these analysts fails to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

          Our stock price is likely to be volatile. The stock market in general and the market for smaller healthcare technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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  the success of competitive products, services or technologies;

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  regulatory or legal developments in the United States and other countries;

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  developments or disputes concerning patent applications, issued patents or other proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to developing any of our products or services;

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  the results of our efforts to discover, develop, acquire or in-license additional products;

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  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  changes in the structure of healthcare payment systems;

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  market conditions in the healthcare technology sector;

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  global and general economic, industry and market conditions; and

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  the other factors described in this "Risk Factors" section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common stock to decline and delay further development of our products. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

          Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of             . This includes the shares that

we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares,              shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, after this offering, holders of an aggregate of             shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or, along with holders of additional shares of our common stock, to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section of this prospectus.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

          We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

          We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

          As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2016, provide a management report on the internal control over financial reporting. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an "emerging growth company," as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

          If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In connection with the audit for the year ended December 31, 2013, we identified certain deficiencies in our internal controls over financial reporting, including a material weakness in our internal control over financial reporting during 2013 related to the accretion of the redemption value of our Series B redeemable convertible preferred stock as a result of not having a process in place to obtain and review valuations on a timely basis as a privately held company. We have remediated the material weakness and have remediated or are addressing the other internal control deficiencies identified. If we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected and we could become subject to investigations by the NASDAQ Global Market, on which our securities will be listed, the SEC or other regulatory authorities, which could require us to obtain additional financial and management resources.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company".

          Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC and the NASDAQ Stock Market. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us. As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth as a public company will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may also divert management's attention from other business concerns.

          As an "emerging growth company" as defined in the JOBS Act, we may take advantage of temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

          When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our business and stock price may suffer as a result of our lack of public company operating experience.

          We have been a privately held company since we began operations in 2009. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our stock price may be harmed.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

          We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

          Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change federal net operating loss carryforwards, or NOLs, and other pre-change federal tax attributes (such as research tax credits) to offset its post-change income may be limited. We have experienced ownership changes in the past, but have not determined if such changes could limit the use of our NOLs. In addition, we may experience ownership changes in the future as a result of the completion of this offering and subsequent shifts in our stock ownership. State NOL carryforwards may be similarly or more stringently limited. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

          The forward-looking statements in this prospectus include, among other things, statements about:

  •
  our expectations regarding industry and market trends, including the expected growth and continued structural change and consolidation in the market for healthcare in the United States;

  •
  our expectations about the growth of PACE organizations;

  •
  our expectations about private payors establishing their own at-risk programs;

  •
  the advantages of our solutions as compared to those of competitors;

  •
  our estimates about our financial performance, including our expectation that some of our expenses will decline as a percentage of total revenue;

  •
  the visibility into future cash flows from our business model;

  •
  our growth strategy, including our ability to grow our client base;

  •
  our plans to further penetrate existing markets and enter new markets;

  •
  our plans to pursue strategic acquisitions and partnerships and international expansion;

  •
  our plans to expand and enhance our solutions; and

  •
  our estimates regarding capital requirements and needs for additional financing.

          We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make, and accordingly you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

          You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

 MARKET AND INDUSTRY DATA

          This prospectus contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports, including reports from the Centers for Medicare & Medicaid Services, the Centers for Disease Control and Prevention, the Alliance for Human Research Protection and the Kaiser Family Foundation. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Based on our industry experience, we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

 USE OF PROCEEDS

          We estimate that the net proceeds from our issuance and sale of             shares of our common stock in this offering will be approximately $              million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $              million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds from this offering by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease the net proceeds from this offering by approximately $              million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          We currently estimate that we will use the net proceeds from this offering as follows:

  •
  to repay our outstanding indebtedness, including approximately:

  •
  $             to Eastward Fund Management, LLC, or Eastward, under our December 2014 $12.0 million loan, or the December 2014 Eastward Loan;

  •
  $             to Eastward under our April 2014 $3.0 million loan or the April 2014 Eastward Loan;

  •
  $             to Drs. Calvin and Orsula Knowlton, both of whom are executive officers, directors and significant stockholders of our company under our $1.1 million demand promissory note bearing interest at 6% per annum;

  •
  $100,000 to Drs. Calvin and Orsula Knowlton under our $100,000 demand promissory note bearing interest at 6% per annum;

  •
  $250,000 to Dr. John Durham and Mrs. Joanne Durham under our $250,000 demand promissory note bearing interest at 6% per annum;

  •
  $             to the holders of the Medliance Notes, bearing interest at 8% per annum and maturing in June 2016, assuming the holders of such notes do not elect to convert the notes into shares of our common stock upon the completion of this offering; and

  •
  $             for all remaining amounts due under all equipment financing arrangements outstanding as of the completion of the offering;

  •
  to fully repay Bridge Bank, National Association for borrowings under the 2015 Line of Credit to the extent of any borrowings outstanding as of the completion of this offering;

  •
  to continue to develop new product offerings;

  •
  to enter into new market segments;

  •
  to expand our sales and marketing infrastructure;

  •
  to fund acquisitions of businesses and technologies; and

  •
  the remainder for working capital and general corporate purposes.

          In April 2015, we entered into the 2015 Line of Credit with Bridge Bank, National Association, or Bridge Bank, pursuant to which we can request up to an aggregate amount of $15.0 million in revolving advances. The proceeds of the 2015 Line of Credit were used to repay all outstanding amounts owed under the December 2013 Revolving Credit Facility with Silicon Valley Bank and to fund our general business requirements. Amounts outstanding under the 2015 Line of Credit bear interest at 1% above the greater of 3.25% per year or the variable rate of interest, per annum, most recently announced by Bridge Bank, as its "prime rate," with interest payable monthly. Upon completion of this offering, such rate shall be equal to 0.5% above the greater of 3.25% per year or Bridge Bank's prime rate. The 2015 Line of Credit has a maturity date of April 2017, and is secured by all of our personal property, whether presently existing or created or acquired in the future, as well as our intellectual property.

          The first payment of interest under the December 2014 Eastward Loan was due January 1, 2015 in an amount of $120,000. The payments due are $120,000 per month for the first 12 months, which payments then increase to $460,374 per month for the following 30 months. The term of the December 2014 Eastward Loan ends on June 30, 2018.

          The first payment of interest under the April 2014 Eastward Loan was due May 1, 2014 in an amount of $28,750. The payments due are $28,750 per month for the first 12 months, which payments then increase to $114,441 per month for the following 30 months. The term of the April 2014 Eastward Loan ends on October 31, 2017.

          The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors including the factors described in the section titled "Risk Factors." As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. In addition, our anticipated use of proceeds does not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

          We have never declared or paid cash dividends on our capital stock. We intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. In addition, under the terms of our loan and security agreement with Bridge Bank, we may not declare or pay any cash dividends or distributions without the consent of Bridge Bank.

 CAPITALIZATION

          The following table sets forth our cash and capitalization as of June 30, 2015 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to (1) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 9,873,511 shares of our common stock immediately prior to the completion of this offering and the reclassification to additional paid-in capital of the warrant liability related to warrants to purchase preferred stock, (2) the issuance of             shares of our common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (3) the issuance of             shares of our common stock upon the completion of this offering under our 2014 Equity Compensation Plan to members of management and (4) the amendment and restatement of our certificate of incorporation immediately prior to the completion of this offering; and

  •
  a pro forma as adjusted basis to give further effect to (1) our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (2) our receipt of the net proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) our application of a portion of such net proceeds to repay indebtedness, as set forth under "Use of Proceeds."

          The information in this table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," along with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	June 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Cash	$2,653	$	$

Line of credit	$10,000	$	$
Notes payable to related parties	814
Notes payable related to acquisition	14,921
Long-term debt, including current portion	14,512
Warrant liability	2,967

Redeemable convertible preferred stock:
Series A and A-1 preferred stock, $0.0001 par value per share; 7,224,266 shares authorized, 6,911,766 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	6,354
Series B preferred stock, $0.0001 par value per share; 3,548,614 shares authorized, 2,961,745 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13,909

Total redeemable convertible preferred stock	20,263

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; 27,836,869 shares authorized, 8,088,323 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	—
Accumulated deficit	(21,415)

Total stockholders' equity (deficit)	(21,414)

Total capitalization	$42,063	$	$

          A $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease each of the pro forma as adjusted cash, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares offered by us would increase or decrease each of pro forma as adjusted cash, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by $              million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The table above does not include:

  •
  312,500 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 at a weighted-average exercise price of $0.80 per share, which warrants are exercisable to purchase shares of our Series A-1 preferred stock prior to the completion of this offering;

  •
  586,868 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 at a weighted-average exercise price of $2.96 per share, which warrants are exercisable to purchase shares of our Series B preferred stock prior to the completion of this offering;

  •
  6,177,700 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2015 under our 2014 Equity Compensation Plan at a weighted-average exercise price of $1.50 per share;

  •
  an additional                 shares of our common stock reserved for future issuance under our 2015 Equity Compensation Plan, upon the completion of this offering;

  •
                   shares of our common stock that may be issuable at the completion of this offering, at the election of the holder, upon the conversion of all principal outstanding under the Medliance Notes, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
  21,000 shares of our common stock that will be issuable in the future as consideration in connection with our acquisition of SMPP.

 DILUTION

          If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities and redeemable convertible preferred stock from the amount of our total tangible assets and dividing the difference by the number of shares of our common stock deemed outstanding at that date.

          The historical net tangible book value of our common stock as of June 30, 2015 was a deficit of $(61.9) million, or $(7.65) per share, based on 8,088,323 shares of our common stock outstanding as of June 30, 2015.

          The pro forma net tangible book value of our common stock as of June 30, 2015 was a deficit of $          million, or $          per share, after giving effect to (1) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 9,873,511 shares of our common stock immediately prior to the completion of this offering and the reclassification to additional paid-in capital of the warrant liability related to warrants to purchase preferred stock, (2) the issuance of              shares of our common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the issuance of              shares of our common stock upon the completion of this offering under our 2014 Equity Compensation Plan to members of management.

          After giving further effect to (1) our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (2) our receipt of the net proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) our application of a portion of such net proceeds to repay indebtedness, as set forth under "Use of Proceeds," our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $              million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders, and an immediate dilution of $             per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2015	$(7.65)
Pro forma increase in net tangible book value per share attributable to the pro forma effects described above

Pro forma net tangible book value (deficit) per share as of June 30, 2015
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by $              million, or $             per share, and the dilution to new investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of

1.0 million shares offered by us would increase or decrease our pro forma as adjusted net tangible book value, by $              million, or $             per share, and the dilution per share to new investors purchasing common stock in this offering by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          If the underwriters partially or fully exercise their option to purchase additional shares from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, which amount represents an immediate increase in pro forma net tangible book value of $             per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $             per share of our common stock to new investors purchasing shares of common stock in this offering.

          The following table summarizes, as of June 30, 2015, on the pro forma basis described above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
(Dollars in thousands)
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

          The number of shares of our common stock to be outstanding after this offering is based on                 shares of our common stock outstanding as of June 30, 2015, which includes:

  •
  9,873,511 shares of common stock issuable upon the automatic conversion of all outstanding shares of preferred stock into 9,873,511 shares of our common stock immediately prior to the completion of this offering;

  •
                   shares of our common stock issuable upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
                   shares of our common stock issuable under our 2014 Equity Compensation Plan to certain members of management in connection with the completion of this offering.

          The number of shares of common stock to be outstanding after this offering excludes:

  •
  312,500 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 at a weighted-average exercise price of $0.80 per share, which warrants are exercisable to purchase shares of our Series A-1 preferred stock prior to the completion of this offering;

  •
  586,868 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 at a weighted-average exercise price of $2.96 per share, which warrants are exercisable to purchase shares of our Series B preferred stock prior to the completion of this offering;

  •
  6,177,700 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2015 under the 2014 Equity Compensation Plan at a weighted-average exercise price of $1.50 per share;

  •
               shares of our common stock that may be issuable upon the completion of this offering, at the election of the holder, upon the conversion of all principal outstanding under the Medliance Notes, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
  21,000 shares of our common stock that will be issuable in the future as consideration in connection with our acquisition of SMPP.

          To the extent that outstanding stock options or warrants are subsequently exercised, there will be further dilution to new investors.

          Effective upon the completion of this offering, an aggregate of                 shares of our common stock will be reserved for future issuance under our 2015 Equity Compensation Plan, and the number of reserved shares will also be subject to automatic annual increases in accordance with the terms of such plan. New options that we may grant under our 2015 Equity Compensation Plan will further dilute investors purchasing common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following tables set forth selected consolidated financial data and other data for the periods and at the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2014 and June 30, 2015 and the consolidated balance sheet data as of June 30, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements.

          Our historical results for any prior period are not necessarily indicative of the results that should be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for a full year. The following selected consolidated financial data should be read in conjunction with the sections entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

          See notes 3 and 14 to our audited consolidated financial statements and note 11 to our unaudited consolidated financial statements appearing elsewhere in this prospectus for information regarding computation of basic and diluted net loss per share attributable to common stockholders, unaudited pro forma basic and diluted net loss per share attributable to common stockholders, and the unaudited pro forma weighted average basic and diluted common shares outstanding used in computing the pro forma basic and diluted net loss per share attributable to common stockholders.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014		2014	2015
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$25,143		$46,878	$21,254		$27,295
Service revenue	—		1,550	410		5,031

Total revenue	25,143		48,428	21,664		32,326

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	20,921		37,073	16,999		21,350
Service cost	—		739	193		1,582

Total cost of revenue	20,921		37,812	17,192		22,932

Gross profit	4,222		10,616	4,472		9,394

Operating (income) expenses:
Research and development	1,338		1,660	776		1,186
Sales and marketing	1,775		2,272	1,020		1,368
General and administrative	2,482		3,970	1,713		3,290
Change in fair value of acquisition-related contingent consideration (income) expense	—		790	180		(1,018)
Depreciation and amortization	1,118		1,817	816		1,943

Total operating (income) expenses	6,713		10,509	4,505		6,769

(Loss) income from operations	(2,491)		107	(33)		2,625
Other (income) expense:
Change in fair value of warrant liability	547		269	(15)		184
Interest expense	833		1,354	614		2,950

Total other (income) expense	1,380		1,623	599		3,134

Loss before income taxes	(3,871)		(1,516)	(632)		(509)
Income tax (benefit) expense	—		(409)	(441)		176

Net loss	(3,871)		(1,107)	(191)		(685)
Accretion of redeemable convertible preferred stock	(5,346)		(3,884)	(429)		(1,256)

Net loss attributable to common stockholders	$(9,217)		$(4,991)	$(620)		$(1,941)

Net loss per share attributable to common stockholders, basic and diluted	$(1.22)		$(0.63)	$(0.08)		$(0.24)

Weighted average common shares outstanding, basic and diluted	7,525,931		7,862,025	7,846,664		8,080,078

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$			$

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)

Other Financial Data:
Adjusted EBITDA(2)	$(1,284)		$2,968	$1,089		$3,862

(1)
We intend to use a portion of the proceeds from this offering to repay outstanding debt. The pro forma net loss per share information is calculated based upon an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and gives effect to the sale of              shares, which is the number of shares whose proceeds would be necessary to repay $      of outstanding debt, before deducting estimated underwriting discounts and expenses payable by us. The net loss attributable to common stockholders has been adjusted to exclude interest expense associated with the interest expense incurred on the portion of the debt expected to be repaid with net proceeds from this offering.

  The table below provides a summary of net loss attributable to common stockholders used in the calculation of pro forma net loss per share:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Net loss attributable to common stockholders	$(4,991)	$(1,941)
Reduction of interest expense

Pro forma net loss attributable to common stockholders	$	$

  The table below provides a summary of the pro forma weighted average common shares outstanding, basic and diluted:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Weighted average common shares outstanding, basic and diluted	7,862,025	8,080,078
Conversion of redeemable convertible preferred stock	9,873,511	9,873,511
Common shares sold in offering related to repayment of debt

(2)
Adjusted EBITDA is a non-GAAP financial measure. See "Adjusted EBITDA" below for our definition of Adjusted EBITDA, why we present Adjusted EBITDA, limitations on the usefulness of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most nearly comparable GAAP measurement.

	December 31,		June 30,
	2013	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$6,027	$4,122	$2,653
Working capital	3,119	(9,822)	(19,102)
Total assets	14,533	58,823	56,256
Line of credit	6,860	6,860	10,000
Long-term debt, including current portion	3,235	15,110	14,512
Notes payable to related parties	1,089	1,014	814
Notes payable related to acquisition	—	14,350	14,921
Total liabilities	15,430	59,818	57,407
Total redeemable convertible preferred stock	15,123	19,007	20,263
Total stockholders' deficit	(16,020)	(20,002)	(21,414)

Adjusted EBITDA

          The following is a reconciliation of Adjusted EBITDA to our net loss for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(In thousands)
Reconciliation of Adjusted EBITDA to net loss:
Net loss	$(3,871)	$(1,107)	$(191)	$(685)
Add:
Total other expense	1,380	1,623	599	3,134
Income tax (benefit) expense	—	(409)	(441)	176
Depreciation and amortization	1,118	1,817	816	1,943
Change in fair value of acquisition-related contingent consideration expense (income)	—	790	180	(1,018)
Stock-based compensation expense	89	254	126	312

Adjusted EBITDA	$(1,284)	$2,968	$1,089	$3,862

          To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA consists of net loss plus total other expenses; provision (benefit) for income tax, depreciation and amortization, change in fair value of acquisition-related contingent consideration (income) expense and stock-based compensation expense. We present Adjusted EBITDA because it is one of the measures used by our management and board of directors to understand and evaluate our core operating performance, and we consider it an important supplemental measure of performance. We believe this metric is commonly used by the financial community, and we present it to enhance investors' understanding of our operating performance and cash flows. We believe Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations.

          Our management uses Adjusted EBITDA:

  •
  as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

  •
  to prepare and approve our annual budget; and

  •
  to develop short- and long-term operational plans

          Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect cash interest income or expense;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;

  •
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

          Because of these and other limitations, you should consider Adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income and our other GAAP financial results and not in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in the presentation, and we do not intend to imply that our future results will be unaffected by unusual or non-recurring items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results we describe or imply in the forward-looking statements contained in the following discussion and analysis.

 Overview

          We are a leader in providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk. We deliver our solutions through a comprehensive suite of technology-enabled products and services for medication risk management and risk adjustment.

          Our suite of cloud-based software solutions provides prescribers, pharmacists and healthcare organizations with sophisticated and innovative tools to better manage the medication-related needs of their patients. We believe we offer the first prospective clinical approach to medication risk management, which is designed to increase patient safety and promote adherence to a patient's personalized medication regimen. Furthermore, our medication risk management technology helps healthcare organizations lower costs by reducing ADEs, enhancing quality of care and avoiding preventable hospital admissions. Our products and services are built around our novel and proprietary MRM Matrix, which enables optimization of a patient's medication regimen by combining clinical and pharmacology data, population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and individual genomic data, to deliver "precision medicine." Our adherence packaging fulfillment centers are strategically located to efficiently distribute medications nationwide for our clients and medications are packaged to promote adherence to their patients' personalized regimens and dosing schedules. Our technology-driven approach to medication risk management represents an evolution from prevailing non-personalized approaches that primarily rely on single drug-to-drug interaction analysis. At the end of 2013 and 2014, we were serving 20 and 51 healthcare organizations, respectively, and as of June 30, 2015, this number had grown to 99 healthcare organizations that focus on populations with complex healthcare needs and extensive medication requirements.

          Our total revenue and Adjusted EBITDA for the six months ended June 30, 2015 were $32.3 million and $3.9 million, respectively, compared to $21.7 million and $1.1 million, respectively, for the six months ended June 30, 2014. Our total revenue and Adjusted EBITDA for the year ended December 31, 2014 were $48.4 million and $3.0 million, respectively, compared to $25.1 million and $(1.3) million, respectively, for the year ended December 31, 2013. We incurred net losses of $191 thousand and $685 thousand for the six months ended June 30, 2014 and 2015, respectively, and $3.9 million and $1.1 million for the years ended December 31, 2013 and 2014, respectively. See "Selected Consolidated Financial Data — Adjusted EBITDA" for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of net losses to Adjusted EBITDA.

          We face a variety of challenges and risks, which we will need to address and manage as we pursue our growth strategy. In particular, we will need to continue to innovate in the face of a rapidly changing healthcare landscape if we are to remain competitive. We will also need to effectively manage our growth, especially related to our expansion beyond the PACE and post-acute markets to other at-risk providers and payors. Our senior management continuously focuses on these and other challenges, and we believe that our culture of innovation and our history of growth and expansion will contribute to the success of our business. We are engaged in a number of pilot programs of our technology and services and we intend to use these pilot programs to evaluate the viability and impact of our offerings in certain markets. We cannot, however, assure you that we will be successful in addressing and managing the many challenges and risks that we face.

          We manage our operations and allocate resources as a single reportable segment. All of our revenue is recognized in the United States and all of our assets are located in the United States.

Key Business Metrics

          We regularly review a number of metrics, including the following key metrics, to evaluate and manage our business and that are useful in evaluating our operating performance compared to that of other companies in our industry.

	Six Months Ended June 30,		Change
	2014	2015	$	%
	(Dollars in thousands)
Total revenue	$21,664	$32,326	$10,662	49%
Net loss	(191)	(685)	(494)	(259)
Adjusted EBITDA	1,089	3,862	2,773	255

	Year Ended December 31,		Change
	2013	2014	$	%
	(Dollars in thousands)
Total revenue	$25,143	$48,428	$23,285	93%
Net loss	(3,871)	(1,107)	2,764	71
Adjusted EBITDA	(1,284)	2,968	4,252	331

          We monitor the key metrics set forth in the preceding table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation. We discuss Adjusted EBITDA in "Selected Consolidated Financial Data — Adjusted EBITDA."

          We also monitor revenue retention rate and client retention rate. Our revenue retention rate and client retention rate were 95% and 97%, respectively for 2014 and 100% and 100%, respectively, for 2013.

Revenue retention rate

          We believe that our ability to retain revenue associated with new or existing client relationships is an indicator of the stability of our revenue base and the long-term value we provide to our clients. We assess our performance in this area using a metric we refer to as our revenue retention rate. We calculate our revenue retention rate at the end of each calendar year by dividing total revenue in the year from client contracts that have not renewed or have been terminated by our total revenue for that year, and subtracting this quotient from 100%.

Client retention rate

          We monitor our client retention rate as a measure for our overall business performance. We believe that our ability to retain clients is an indicator of the stability of our revenue base and the long-term value of our client relationships. We assess our performance in this area using a metric we refer to as our client retention rate. We calculate this rate by dividing the number of client terminations and client non-renewals during a calendar year by the total number of clients serviced during that year, and subtracting this quotient from 100%.

Factors Affecting our Future Performance

          We believe that our future success will be dependent on many factors, including our ability to maintain and grow our relationships with existing clients, expand our client base, continue to enter new markets and expand our offerings to meet evolving market needs. While these areas present significant opportunity, they also present risks that we must manage to ensure successful results. See the section entitled "Risk Factors" for a discussion of certain risks and uncertainties that may impact our future success.

Recent Developments

Reorganization

          Effective June 30, 2014, in order to facilitate the administration, management and development of our business and the proposed initial public offering, we implemented a holding company reorganization pursuant to which we became the new parent company and CareKinesis became our direct, wholly owned subsidiary. To implement the reorganization, we formed CK Merger Sub, Inc. The holding company structure was implemented by the merger of CK Merger Sub, Inc. with and into CareKinesis, with CareKinesis surviving the merger as our direct, wholly owned subsidiary. As a result of the reorganization, each share of CareKinesis issued and outstanding immediately prior to the merger automatically converted into the same share, with the same rights and preferences, of stock in our company. The business conducted by CareKinesis immediately prior to the corporate reorganization continues to be conducted by CareKinesis following the reorganization. In addition, in connection with the reorganization, CareKinesis distributed all of the equity interests in two of its wholly owned subsidiaries, Capstone Performance Systems, LLC, or Capstone, and CareVentions, Inc., to us.

Acquisitions

          In January 2014, we acquired all of the authorized, issued and outstanding shares of capital stock of J. A. Robertson, Inc., doing business as St. Mary Prescription Pharmacy, or SMPP, a pharmacy based in San Francisco, California that has been servicing the needs of PACE participants for over 30 years. The acquisition consideration consisted of cash consideration of up to $2.0 million, consisting of $1.0 million payable upon closing, up to $500 thousand payable following the six-month anniversary of the closing date, up to $300 thousand payable following the 12-month anniversary of the closing date and a fixed amount of $200 thousand payable following the 24-month anniversary of the closing date. The first two cash payments made subsequent to the closing date were contingent upon the achievement of specified revenue targets, as set forth in the underlying purchase agreement. As of June 30, 2015, each of the first two contingent cash payments have been made in full. The final payment on the 24-month anniversary of the closing date will be paid if we have not made any claims for indemnification pursuant to the purchase agreement. In addition to the cash consideration, the purchase price included up to 210,000 shares of our common stock, consisting of 105,000 shares due upon the closing of the acquisition, up to 52,500 shares due following the six-month anniversary of the closing date, up to 31,500 shares due following the 12-month anniversary of the closing date and a fixed amount of 21,000 shares due following the 24-month anniversary of the closing date. The first two issuances made subsequent to the closing date were contingent upon the achievement of specified revenue targets. As of June 30, 2015, the first two contingent stock payments have been made in full. The final issuance following the 24-month anniversary of the closing date will be issued if we have not made any claims for indemnification pursuant to the purchase agreement. No claims for indemnification have been made as of June 30, 2015.

          In April 2014, we acquired substantially all of the assets, and assumed certain liabilities, of Capstone, a consulting business providing expert Medicare risk adjustment services for at-risk healthcare organizations. The acquisition consideration consisted of cash consideration consisting of $3.0 million payable upon closing, $500 thousand payable following the six-month anniversary of the closing date, and the greater of (i) $2.0 million or (ii) an amount equal to a multiple of EBITDA, as defined in the purchase agreement, payable following the 12-month anniversary of the closing date. As of June 30, 2015, all contingent cash payments had been made, totaling $577 thousand, and no additional contingent cash consideration is payable. In addition to the cash consideration, the purchase price included up to 677,862 shares of our common stock, which was issuable following the 12-month anniversary of the closing date if specified net income targets, as defined in the purchase agreement, were achieved. As of

June 30, 2015, 239,088 shares of our common stock have been issued and no additional stock consideration is payable.

          In December 2014, we acquired all of the authorized, issued and outstanding equity interests of Medliance LLC, or Medliance, which provides pharmacy cost management services through data analytics. The acquisition consideration consisted of $16.4 million in the form of promissory notes with an aggregate fair value of $14.3 million as of the acquisition date, or the Medliance Notes, and cash consideration consisting of $12.0 million payable upon closing and contingent purchase price consideration with an estimated fair value of $7.3 million due upon achieving specified revenue targets as of the 12-, 24- and 36-month anniversaries of the acquisition. The Medliance Notes accrue interest at 8% per annum, compounding annually and are due on June 30, 2016 unless an initial public offering occurs prior to the maturity date, at which time all principal and interest shall become due and payable or, at the option of the holder, the holder may receive a number of shares of our common stock equal to the quotient obtained by dividing (i) the outstanding principal amount under such Medliance Note by (ii) 92% of the public offering price per share of our common stock in the initial public offering.

          We account for acquisitions using the purchase method of accounting. In each case, we allocated the purchase price to the assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition. The results of operations from each acquisition are included in our consolidated financial statements from the acquisition date.

Financing

          On April 29, 2015 we entered into a revolving line of credit, or the 2015 Line of Credit, with a lender pursuant to the terms of a loan and security agreement, which provides for borrowings in an aggregate amount up to $15.0 million to be used for general corporate purposes, including repayment of a prior line of credit. We borrowed $10.0 million under the 2015 Line of Credit at that time. See "—Liquidity and Capital Resources—Revolving Credit Facility" for additional information with respect to the 2015 Line of Credit.

Components of Our Results of Operations

Revenue

          Our revenue is derived from our product sales and service activities. For the six months ended June 30, 2014 and 2015, product sales represented 98% and 84%, respectively, of our total revenue, and service revenue represented 2% and 16%, respectively, of our total revenue.

          For the years ended December 31, 2013 and 2014, product sales represented 100% and 97%, respectively, of our total revenue and service revenue represented 0% and 3%, respectively, of our total revenue. We did not generate service revenue until our acquisition of Capstone in April 2014.

Product Revenue

          Our product revenue is primarily generated through our medication risk management contracts with healthcare organizations. Our MRM Matrix technology enables our pharmacists to prospectively optimize personalized medication regimens for each patient. We generate revenue from these services through prescription medication sales, dispensing fees and fixed per member per month, or PMPM, fees. Our PMPM fees vary directly with the number of members serviced by our clients each month. Although revenue is generated from various sources, pricing and other key contractual terms are negotiated on a bundled basis.

Service Revenue

          Our service revenue is generated by the risk adjustment and pharmacy cost management services that we provide to healthcare organizations. Our client contracts for these services include a PMPM fee for selected services, monthly subscription fees, initial set up fees and hourly consulting charges. PMPM fees vary directly with the number of members serviced by our clients each month under our risk adjustment contracts. Additionally, service revenue includes rebates from medication manufacturers for medication utilization data, which is recognized when we receive such amounts due to the unpredictable nature of the payments.

Cost of Revenue

Product Cost

          Cost of product revenue includes all costs directly related to the medication risk management offering, including costs relating to our pharmacists' collaboration on a patient's medication management, medication risk analysis and offering guidance to the prescriber based upon the assessment of the MRM Matrix and the individual patient's medical history, as well as the fulfillment and distribution of prescription medications. Costs consist primarily of the purchase price of the prescription medications we dispense, expenses to package, dispense and distribute prescription medications, expenses associated with our clinical pharmacist support centers and prescription fulfillment centers, including employment costs and stock-based compensation, and expenses related to the hosting of our technology platform. Such costs also include direct overhead expenses, as well as allocated miscellaneous overhead costs. We allocate miscellaneous overhead costs among functions based on employee headcount.

Service Cost

          Cost of service revenue includes all labor costs, including stock-based compensation expense, directly related to the risk adjustment and pharmacy cost management services and expenses for claims processing, technology services and overhead costs.

Research and Development Expenses

          Our research and development expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in our research and development functions, costs for design and development of new software and technology and enhancement of existing software and technology, including fees paid to third-party consultants, costs related to quality assurance and testing, and depreciation and other allocated facility-related overhead and expenses.

          We continue to focus our research and development efforts on adding new features and applications, increasing the functionality and enhancing the ease of use of our existing suite of software solutions.

          We capitalize certain costs incurred in connection with obtaining or developing internal-use software, including external direct costs of material and services and payroll costs for employees directly involved with the software development. Capitalized software costs are amortized beginning when the software project is substantially complete and the asset is ready for its intended use. Costs incurred during the preliminary project stage and post-implementation stage, as well as maintenance and training costs, are expensed as incurred as part of research and development expense.

          We expect our research and development expenses will increase in absolute dollars as we increase our research and development headcount to further strengthen and enhance our software solutions, but will decrease as a percentage of revenue in the long term as we expect our revenue to increase at a greater rate than such expenses.

Sales and Marketing Expenses

          Sales and marketing expenses consist principally of salaries, commissions, bonuses, stock-based compensation and employee benefits for sales and marketing personnel, as well as travel costs related to sales, marketing and client service activities. Marketing costs also include costs of communication and branding materials, trade shows and public relations, as well as allocated overhead.

          We expect our sales and marketing expenses to increase in absolute dollars as we strategically invest to grow our marketing operations and expand into new products and markets, but decrease as a percentage of revenue in the long term. We expect to hire additional sales personnel and related account management and sales support personnel as we continue to grow.

General and Administrative Expenses

          General and administrative expenses consist principally of salaries and related costs for executives, administrative personnel and consultants, including stock-based compensation and travel expenses. Other general and administrative expenses include professional fees for legal, consulting and accounting services. General and administrative expenses are expensed when incurred.

          We expect that our general and administrative expenses will increase as we expand our infrastructure and transition to a public company. These increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for directors, outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Remeasurement of Acquisition-related Contingent Consideration

          We classify our acquisition-related contingent consideration as a liability. Acquisition-related contingent consideration is subject to remeasurement at each balance sheet date. Any change in the fair value of such acquisition-related contingent consideration is reflected in our consolidated statements of operations as a change in fair value of the liability. We will continue to adjust the carrying value of the acquisition-related contingent consideration until the contingency is finally determined.

Depreciation and Amortization Expenses

          Depreciation and amortization expenses are primarily attributable to our capital investment in equipment and our capitalized software and acquisition-related intangibles.

Change in Fair Value of Warrant Liability

          Warrants to purchase shares of our preferred stock are classified as warrant liabilities and recorded at fair value. This warrant liability is subject to remeasurement at each balance sheet date and we recognize any change in fair value in our consolidated statements of operations as a change in fair value of the warrant liability. Upon the completion of this offering, these warrants will automatically convert into warrants to purchase shares of our common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders' equity (deficit).

Interest Expense

          Interest expense is primarily attributable to interest expense associated with our revolving credit facility, term loans, related party notes, capital lease obligations and acquisition-related notes. It also includes the amortization of discounts on debt and amortization of deferred financing costs related to these various debt arrangements.

Accretion of Redeemable Convertible Preferred Stock

          The carrying values of Series A and Series A-1 redeemable convertible preferred stock are being accreted to their respective redemption values at each reporting period, from the date of issuance to the earliest date the holders can demand redemption. The carrying value of Series B redeemable convertible preferred stock is being accreted to redemption value at each reporting period at the greater of (i) the original issuance price plus unpaid accrued dividends or (ii) the fair value of the redeemable convertible preferred stock. Upon the completion of this offering, our preferred stock will automatically convert into shares of our common stock. At that time, we will discontinue accreting our preferred stock to its redemption value.

Results of Operations

          The following table summarizes our results of operations for the years ended December 31, 2013 and 2014 and for the six months ended June 30, 2014 and 2015:

	Year Ended December 31,		Change		Six Months Ended June 30,		Change
	2013	2014	$	%	2014	2015	$	%
	(Dollars in thousands)
Revenue:
Product revenue	$25,143	$46,878	$21,735	86%	$21,254	$27,295	$6,041	28%
Service revenue	—	1,550	1,550	nm	410	5,031	4,621	1,127

Total revenue	25,143	48,428	23,285	93	21,664	32,326	10,662	49

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	20,921	37,073	16,152	77	16,999	21,350	4,351	26
Service cost	—	739	739	nm	193	1,582	1,389	720

Total cost of revenue	20,921	37,812	16,891	81	17,192	22,932	5,740	33

Gross profit	4,222	10,616	6,394	151	4,472	9,394	4,922	110

Operating (income) expenses:
Research and development	1,338	1,660	322	24	776	1,186	410	53
Sales and marketing	1,775	2,272	497	28	1,020	1,368	348	34
General and administrative	2,482	3,970	1,488	60	1,713	3,290	1,577	92
Change in fair value of acquisition-related contingent consideration (income) expense	—	790	790	nm	180	(1,018)	(1,198)	nm
Depreciation and amortization	1,118	1,817	699	63	816	1,943	1,127	138

Total operating (income) expenses	6,713	10,509	3,796	57	4,505	6,769	2,264	50

(Loss) income from operations	(2,491)	107	2,598	nm	(33)	2,625	2,658	nm
Other (income) expense:
Change in fair value of warrant liability	547	269	(278)	(51)	(15)	184	199	nm
Interest expense	833	1,354	521	63	614	2,950	2,336	380

Total other (income) expense	1,380	1,623	243	18	599	3,134	2,535	423

Loss before income taxes	(3,871)	(1,516)	2,355	61	(632)	(509)	123	19
Income tax (benefit) expense	—	(409)	(409)	nm	(441)	176	617	nm

Net loss	(3,871)	(1,107)	2,764	71	(191)	(685)	(494)	(259)
Accretion of redeemable convertible preferred stock	(5,346)	(3,884)	1,462	27	(429)	(1,256)	(827)	(193)

Net loss attributable to common stockholders	$(9,217)	$(4,991)	4,226	46	$(620)	$(1,941)	(1,321)	(213)

nm = not meaningful

Comparison of the Six Months Ended June 30, 2014 and 2015

Product Revenue

          Product revenue increased $6.0 million, or 28%, from $21.3 million for the six months ended June 30, 2014 to $27.3 million for the comparable period in 2015. The increase was primarily driven by organic growth in our core business, medication risk management, which represented approximately $4.7 million of the increase, while manufacturer price increases, medication mix we fulfilled for our clients' patients and payor mix contributed to an additional $1.3 million of the overall increase in product revenue.

Service Revenue

          Service revenue increased $4.6 million from $410 thousand for the six months ended June 30, 2014 to $5.0 million for the six months ended June 30, 2015, which was primarily the result of a $3.7 million increase related to the operations of our pharmacy cost management business, Medliance, which we acquired in December 2014, and an additional $913 thousand of the increase was related to six months of revenue from operations of Capstone for the period ending June 30, 2015 as compared to only two months for the period ending June 30, 2014.

          For the six months ended June 30, 2014, revenue generated from our PMPM fees and subscription revenue was $364 thousand while the remainder of the revenue primarily related to hourly consulting charges and setup fees. For the six months ended June 30, 2015, $2.0 million related to PMPM fees and subscription revenue and $3.0 million represented hourly consulting charges and rebates from medication manufacturers.

Cost of Product Revenue

          Cost of product revenue increased $4.4 million, or 26%, from $17.0 million for the six months ended June 30, 2014 to $21.4 million for the comparable period in 2015. This increase was largely driven by increased volume of revenue which contributed approximately $3.0 million to the period over period change, while manufacturer price increases and medication mix we fulfilled for our clients' patients contributed $1.4 million to the overall increase in the cost of product revenue. In addition, labor costs increased $375 thousand, which was primarily due to added pharmacy headcount, including additional pharmacists, technicians and support staff, to support our growth, as well as a $177 thousand increase in distribution charges related to increased shipping volume for the medications we fulfilled for our clients' patients. These increases were offset by more favorable rebates on wholesale product purchases of prescription medications. Specifically, we joined a purchasing group in the first quarter of 2014 and, as a result, were able to gain access to more favorable pricing, which decreased the cost of the prescription medications we purchased by $529 thousand.

Cost of Service Revenue

          Cost of service revenue increased $1.4 million from $193 thousand for the six months ended June 30, 2014 compared to $1.6 million for the six months ended June 30, 2015. Of the $1.4 million increase, $965 thousand was attributable to our ongoing operations of Medliance, which we acquired in December 2014, and $425 thousand was the result of reporting six months of operations for Capstone for the period ended June 30, 2015 as compared to two months for the period ended June 30, 2014.

Research and Development Expenses

          Research and development expenses increased $410 thousand, or 53%, from $776 thousand for the six months ended June 30, 2014 to $1.2 million for the comparable period in 2015. The overall increase was primarily attributable to a $276 thousand increase in payroll and payroll-related costs. Additionally, $159 thousand of the increase was related to expenses incurred for software development costs for new Medliance product offerings.

Sales and Marketing Expenses

          Sales and marketing expenses increased $348 thousand, or 34%, from $1.0 million for the six months ended June 30, 2014 to $1.4 million for the comparable period in 2015. The increase was primarily attributable to a $102 thousand increase in personnel costs, including salaries and benefits, related to market adjustments as well as performance-based increases. The remaining portion of the increase was principally related to increased marketing efforts, in particular marketing events and conferences, which contributed approximately $114 thousand to the overall increase in such expenses. The increase in the period also included $117 thousand sales and marketing expenses related to the ongoing operations of Capstone and Medliance.

General and Administrative Expenses

          General and administrative expenses increased $1.6 million, or 92%, from $1.7 million for the six months ended June 30, 2014 to $3.3 million for the six months ended June 30, 2015. The increase was primarily attributable to a $579 thousand increase in personnel costs, including salaries and benefits, related to an increase in headcount to support the overall growth of our operations. Finance and accounting fees increased by $381 thousand as a result of higher costs related to preparation for this offering. Additionally, the increase in the period also included $404 thousand of general and administrative expenses related to the ongoing operations of Medliance and $123 thousand for six months of operations of Capstone for the period ended June 30, 2015 as compared to $31 thousand for the two months for the period ended June 30, 2014.

Acquisition-related Contingent Consideration Expense

          During the six months ended June 30, 2014, we recognized a $180 thousand remeasurement charge, as compared to a $1.0 million remeasurement gain during the six months ended June 30, 2015, related to the contingent consideration associated with our acquisitions of SMPP, Capstone and Medliance. The remeasurement gain recorded during the six months ended June 30, 2015 was due to a decrease in expected revenue for Medliance due to a lost customer in 2015, which reduced the amount of contingent consideration we expect to pay.

Depreciation and Amortization Expenses

          Depreciation and amortization expenses increased $1.1 million, or 138%, from $816 thousand for the six months ended June 30, 2014 to $1.9 million for the comparable period in 2015. This increase was due to an increase in depreciation expense of $75 thousand related to the continued capital investment in pharmacy and other equipment to support our medication adherence and fulfillment technology, an increase in amortization expense of $72 thousand due to capitalized internal-use software and an increase of $979 thousand due to acquisition-related intangibles.

Change in Fair Value of Warrant Liability

          During the six months ended June 30, 2014, we recognized $15 thousand of income for the change in fair value of warrant liability as compared to expense of $184 thousand during the six months ended June 30, 2015. The change in fair value of warrant liability for the six months ended June 30, 2015 was due to the increase in the fair value of our Series A-1 and Series B redeemable convertible preferred stock.

Interest Expense

          Interest expense increased $2.3 million from $614 thousand for the six months ended June 30, 2014 to $3.0 million for the six months ended June 30, 2015. The increase was primarily attributable to interest payable and the amortization of debt discounts recorded in connection with various acquisition debt financing, including the Medliance Notes, in an aggregate amount of $2.3 million.

Income Taxes

          During the six months ended June 30, 2015, we recognized expense of $176 thousand related to state income taxes and deferred income tax expense related to goodwill that is attributable to the six months ended June 30, 2015. For the six months ended June 30, 2014, we recognized a $441 thousand income tax benefit. The income tax benefit was primarily the result of deferred tax liabilities that were recorded in connection with the acquisition of SMPP, which created a source of recoverability of a portion of previously reserved deferred tax assets.

Comparison of the Years Ended December 31, 2013 and 2014

Product Revenue

          Product revenue increased $21.8 million, or 86%, from $25.1 million for the year ended December 31, 2013 to $46.9 million for the year ended December 31, 2014. The increase was primarily driven by organic growth in our core business, medication risk management, which represented $11.8 million of the increase, while medication manufacturer price increases, medication mix we fulfilled for our clients' patients and payor mix contributed to an additional $3.7 million of the overall increase in product revenue. An additional $6.2 million of the increase was attributable to the acquisition of SMPP, which resulted in higher medication fulfillment revenue.

Service Revenue

          Service revenue was $1.6 million for the year ended December 31, 2014, which was attributable to revenue derived from operations of Capstone, which we acquired in April 2014. Nearly all of this service revenue related to PMPM fees.

Cost of Product Revenue

          Cost of product revenue increased $16.2 million, or 77%, from $20.9 million for the year ended December 31, 2013 to $37.1 million for the year ended December 31, 2014. This increase was largely driven by increased volume of revenue, which contributed $7.2 million to the year over year change, while medication manufacturer price increases and medication mix we fulfilled for our clients' patients contributed $3.6 million to the overall increase in the cost of product revenue. In addition, labor costs increased $939 thousand, primarily due to added pharmacy headcount, including additional pharmacists, technicians and support staff, to support our sales growth. We also experienced a $450 thousand increase in distribution charges related to increased shipping volume for the medications we fulfilled for our clients' patients. These increases were offset in part by more favorable rebates on wholesale product purchases of prescription medications. Specifically, we joined a purchasing group in the first quarter of 2014 and, as a result, were able to gain access to more favorable pricing which decreased the cost of the prescription medications we purchased by $1.7 million. The increase in the period also included $5.2 million for cost of product revenue related to the ongoing operations of SMPP, which we acquired in January 2014.

Cost of Service Revenue

          Cost of service revenue was $739 thousand for the year ended December 31, 2014. The cost of service revenue in the period primarily related to the ongoing operations of Capstone, which we acquired in April 2014.

Research and Development Expenses

          Research and development expenses increased $322 thousand, or 24%, from $1.3 million for the year ended December 31, 2013 to $1.7 million for the year ended December 31, 2014. The overall increase was primarily attributable to a $183 thousand increase in personnel costs due to an increase in headcount, an increase in professional fees of $42 thousand and an increase in technology cost of $63 thousand attributable to the continued development of our software applications.

Sales and Marketing Expenses

          Sales and marketing expenses increased $497 thousand, or 28%, from $1.8 million for the year ended December 31, 2013 to $2.3 million for the year ended December 31, 2014. The increase was primarily attributable to a $211 thousand increase in personnel costs, including salaries and benefits, related to market adjustments as well as performance based increases. The increase in the period also included $105 thousand sales and marketing expenses related to the ongoing operations of SMPP and Capstone. The remaining portion of the increase was principally related to increased marketing efforts, in particular marketing events and conferences.

General and Administrative Expenses

          General and administrative expenses increased $1.5 million, or 60%, from $2.5 million for the year ended December 31, 2013 to $4.0 million for the year ended December 31, 2014. The increase was primarily attributable to a $796 thousand increase in personnel costs, including salaries and benefits, related to an increase in headcount to support the overall growth of our operations. Additionally, professional fees increased $218 thousand primarily due to the three acquisitions we completed in 2014 as well as the corporate reorganization that we completed during 2014. The increase also included an increase of $198 thousand in general and administrative expenses related to the ongoing operations of SMPP and Capstone.

Acquisition-related Contingent Consideration Expense

          During the year ended December 31, 2014, we recognized a $790 thousand remeasurement charge related to the contingent consideration associated with our acquisitions of SMPP and Capstone, each of which were acquired in 2014. The change was primarily due to Capstone's actual results exceeding the amounts estimated as of the acquisition date, which we determined made the related contingent consideration we expect to pay higher.

Depreciation and Amortization Expenses

          Depreciation and amortization expenses increased $699 thousand, or 63%, from $1.1 million for the year ended December 31, 2013 to $1.8 million for the year ended December 31, 2014. This increase was primarily due to an increase in depreciation expense of $99 thousand related to the continued capital investment in pharmacy and other equipment to support our medication adherence and fulfillment technology, an increase in amortization expense of $138 thousand due to capitalized internal-use software and $463 thousand due to acquisition-related intangibles.

Change in Fair Value of Warrant Liability

          We recorded expense related to the change in fair value of our warrant liability of $547 thousand and $269 thousand for the years ended December 31, 2013 and 2014, respectively. The change in the fair value of the warrant liability in 2013 and 2014 was due to the increase in the fair value of our preferred stock.

Interest Expense

          Interest expense increased $521 thousand, or 63%, from $833 thousand for the year ended December 31, 2013 to $1.4 million for the year ended December 31, 2014. Of the increase, $428 thousand was due to borrowings under a revolving line of credit we entered into in December 2013 to fund working capital needs to support our growth. In addition, $314 thousand of the increase was attributable to borrowings under a debt facility we entered into to finance the acquisition of Capstone. These increases were offset by $63 thousand related to the write-off of the debt discount associated with the NJEDA Loan. The remaining offset was attributable to higher principal payments due on outstanding debt compared with the year ended December 31, 2013.

Income Taxes

          During the year ended December 31, 2014, we recognized a $409 thousand income tax benefit. We recorded a valuation allowance against deferred income tax assets as a result of our history of losses. The income tax benefit recorded in 2014 was primarily the result of deferred tax liabilities that were recorded in connection with the acquisition of SMPP, which created a source of recoverability of a portion of previously reserved deferred tax assets. We do not expect to record an income tax benefit until such time that it generates income before income taxes on a recurring basis or unless there are other sources of recoverability, such as future acquisitions that create taxable temporary differences.

Liquidity and Capital Resources

          Since inception, we have incurred net losses from our operations. We incurred net losses of $3.9 million and $1.1 million for the years ended December 31, 2013 and 2014, respectively, and $191 thousand and $685 thousand for the six months ended June 30, 2014 and 2015, respectively. Our primary liquidity and capital requirements are for research and development, sales and marketing, general and administrative expenses, debt service obligations and strategic business acquisitions. We have funded our operations, working capital needs and investments with cash generated through operations, issuance of preferred stock and borrowings under our credit facilities. At June 30, 2015, we had cash of $2.7 million. Through June 30, 2015, we have received net proceeds of $13.3 million from the issuance of our preferred and common stock, including pursuant to the exercise of stock options.

Summary of Cash Flows

          The following table shows a summary of our cash flows for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(In thousands)
Net cash (used in) provided by operating activities	$(2,155)	$870	$(775)	$1,639
Net cash used in investing activities	(845)	(14,916)	(5,505)	(2,675)
Net cash provided by (used in) financing activities	8,868	12,141	2,181	(433)

Net increase (decrease) in cash and cash equivalents	$5,868	$(1,905)	$(4,099)	$(1,469)

Operating Activities

          Net cash used in operating activities was $775 thousand for the six months ended June 30, 2014 and consisted primarily of our net loss of $191 thousand and changes in our operating assets and liabilities totaling $1.4 million, offset by noncash items of $776 thousand. The significant factors that contributed to the change in operating assets and liabilities included an increase in accounts receivables of $1.0 million, an increase in inventories of $651 thousand and an increase in rebates receivable of $343 thousand, each of which were directly related to the increase in product sales, partially offset by increases in accounts payable of $264 thousand and accrued expenses and other liabilities of $535 thousand, each of which was primarily due to the timing of our vendor payments and the purchase of prescription medications to build inventory to support our increase in sales. The noncash increases were primarily attributable to depreciation and amortization expenses related to leasehold improvements, capital equipment and capitalized internal-use software development costs of $816 thousand, amortization of deferred financing fees of $94 thousand, stock-based compensation expenses of $126 thousand and an expense of $180 thousand for the revaluation of acquisition contingent consideration partially offset by deferred income tax benefit of $441 thousand. The income tax benefit was primarily the result of deferred tax liabilities that were recorded in connection with the acquisition of SMPP, which created a source of recoverability of a portion of previously reserved deferred tax assets.

          Net cash provided by operating activities was $1.6 million for the six months ended June 30, 2015 and consisted primarily of our net loss of $685 thousand and decreases in cash from changes in our operating assets and liabilities totaling $208 thousand, which were more than offset by non-cash charges of $2.5 million, which were primarily attributable to depreciation and amortization expenses related to leasehold improvements, capital equipment and capitalized internal-use software development costs of $1.9 million, amortization of deferred financing fees and debt discount of $1.0 million, stock-based compensation expense of $312 thousand, the non-cash expense related to the revaluation of the warrant liability of $184 thousand and offset by a gain of $1.0 million for the revaluation of acquisition-related contingent consideration. The significant factors that contributed to the decrease in cash from changes in operating assets and liabilities included an increase in accounts receivable of $516 thousand and an increase of $255 thousand in prepaids and other assets. The increase in accounts receivable is directly related to the increase in product sales. The increase in prepaid expenses and other assets was primarily due to expenses incurred in connection with planning for this offering. These operating asset increases were partially offset by a decrease of $393 thousand in rebates receivable, primarily related to timing of payments, and increases in accounts payable of $307 thousand and accrued expenses and other liabilities of $386 thousand primarily due to the timing of our vendor payments and the purchase of prescription medications to build inventory that supports our increase in sales, offset by a $610 thousand decrease primarily attributable to contingent considerations payments made to the previous owners of Capstone.

          Net cash used in operating activities was $2.2 million for the year ended December 31, 2013 and consisted primarily of our net loss of $3.9 million, partially offset by noncash charges of $1.9 million and a $219 thousand decrease in cash related to changes in operating assets and liabilities. The non-cash charges were primarily attributable to depreciation and amortization expense related to leasehold improvements, capital equipment and capitalized internal-use software development costs of $1.1 million, amortization of deferred financing fees and debt discount of $166 thousand, stock-based compensation expense of $89 thousand and the non-cash expense related to the revaluation of the warrant liability of $547 thousand. The significant factors that contributed to the decrease in cash from changes in operating assets and liabilities included an increase in accounts receivables of $884 thousand and increase in inventories of $337 thousand, each of which were directly related to the increase in product sales, partially offset by increases in accounts payable of $801 thousand and accrued expenses and other liabilities of $403 thousand primarily due to the timing of our vendor payments and the purchase of prescription medications to build inventory to support our increase in sales.

          Net cash provided by operating activities was $870 thousand for the year ended December 31, 2014 and consisted primarily of our net loss of $1.1 million and decreases in cash from changes in our operating assets and liabilities totaling $1.0 million, which were more than offset by non-cash charges of $3.0 million, which were primarily attributable to depreciation and amortization expenses related to leasehold improvements, capital equipment and capitalized internal-use software development costs of $1.8 million, amortization of deferred financing fees and debt discount of $259 thousand, stock-based compensation expense $254 thousand, non-cash expense related to the revaluation of the warrant liability of $269 thousand and a charge of $730 thousand for the revaluation of acquisition-related contingent consideration, offset by $422 thousand of deferred tax benefit. The significant factors that contributed to the decrease in cash from changes in operating assets and liabilities included an increase in accounts receivable of $1.4 million, an increase in inventories of $792 thousand and an increase in rebates receivable of $715 thousand directly related to the increase in product sales and more favorable rebates due to joining a buying group in the first quarter of 2014, partially offset by increases in accounts payable of $1.4 million and accrued expenses and other liabilities of $604 thousand primarily due to the timing of our vendor payments and the purchase of prescription medications to build inventory that supports our increase in sales.

Investing Activities

          Net cash used in investing activities was $5.5 million for the six months ended June 30, 2014 and $2.7 million for the six months ended June 30, 2015. Investing activities for the six months ended June 30, 2014 reflects $4.0 million paid in connection with the acquisitions of SMPP and Capstone, net of cash acquired, along with $178 thousand in purchases of property and equipment, a $1.0 million increase in restricted cash due to funds placed in escrow for the SMPP acquisition and $336 thousand in software development costs. Investing activities for the six months ended June 30, 2015 reflects $2.4 million paid in connection with the acquisition of Medliance, along with $123 thousand in purchases of property and equipment and $449 thousand in software development costs, offset by a decrease of $300 thousand in restricted cash from the release of funds related to a contingent purchase price payment for the SMPP acquisition that was not earned by the sellers and, therefore, was forfeited.

          Net cash used in investing activities was $845 thousand for the year ended December 31, 2013 and $14.9 million for the year ended December 31, 2014. Investing activities for the 2013 fiscal year reflect purchases of property and equipment of $366 thousand and software development costs of $479 thousand. Investing activities for the 2014 fiscal year reflects $13.4 million paid in connection with the acquisitions of SMPP, Capstone and Medliance, net of cash acquired, $230 thousand in purchases of property and equipment, a $500 thousand increase in restricted cash due to funds placed in escrow for the SMPP acquisition and $738 thousand in software development costs.

Financing Activities

          Net cash provided by financing activities was $2.2 million for the six months ended June 30, 2014 as compared to net cash used in financing activities of $433 thousand for the six months ended June 30, 2015. Financing activities for the six months ended June 30, 2014 primarily reflect net borrowings under our various financing arrangements of $2.2 million offset by $62 thousand in deferred financing costs relating to our acquisitions. Financing activities for the six months ended June 30, 2015 are primarily attributable to net borrowings of $1.8 million under our various financing arrangements offset in part by $69 thousand in deferred financing costs and $2.2 million in payments of deferred and contingent purchase price consideration related to our SMPP and Capstone acquisitions.

          Net cash provided by financing activities was $8.9 million and $12.1 million for the years ended December 31, 2013 and 2014, respectively. Financing activities in 2013 primarily reflected net borrowings under our various financing arrangements of $5.3 million, including $1.4 million from related parties, and $3.8 million in net proceeds from the sale of our preferred stock, partially offset by $300 thousand for the cancellation of warrants. Financing activities in 2014 primarily related to net borrowings under our various financing arrangements of $13.2 million offset in part by $212 thousand in financing costs and a $1.0 million payment of deferred and contingent purchase price consideration relating to our SMPP and Capstone acquisitions.

Funding Requirements

          We have not achieved profitability and have incurred net losses since our inception, and we expect to continue to incur net losses for the foreseeable future. We had an accumulated deficit of $20.0 million as of December 31, 2014. Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and NASDAQ Stock Market, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that we will incur approximately $1.0 million to $2.0 million in incremental costs per year as a result of being a publicly traded company, although it is possible that our actual incremental costs will be higher than we currently estimate.

          We believe that the net proceeds of this offering, together with our cash of $2.7 million as of June 30, 2015, borrowing capacity under our 2015 Line of Credit and cash flows from continuing operations, will be sufficient to fund our planned operations through at least December 31, 2016. Our ability to maintain successful operations will depend on, among other things, new business, the retention of clients and the effectiveness of sales and marketing initiatives.

          We may seek additional funding through public or private debt or equity financings. We may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect our stockholders. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects. There is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

Contractual Obligations and Commitments

          The following summarizes our significant contractual obligations as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Revolver(1)	$6,860	$6,860	$—	$—	$—
Long-term debt(2)	19,686	3,303	16,383	—	—
Related party notes(3)	1,014	1,014	—	—	—
Contingent consideration payments(4)	8,379	1,079	7,300	—	—
Non-contingent consideration payments(5)	20,979	4,594	16,385	—	—
Capital leases(6)	1,237	733	504	—	—
Operating leases(7)	1,186	630	494	62	—

Total	$59,341	$18,213	$41,066	$62	$—

(1)
Revolver represents the principal balance outstanding as of December 31, 2014 under the 2013 Credit Facility. In April 2015, we satisfied all amounts due under the 2013 Credit Facility and replaced such facility with the 2015 Line of Credit with Bridge Bank. The principal amount outstanding under the 2015 Line of Credit as of June 30, 2015 was $10.0 million, which is not included in the table above.

(2)
Long-term debt represents obligations outstanding as of December 31, 2014 under our senior secured term loans, including both principal and interest.

(3)
Related party notes represents the principal balances outstanding as of December 31, 2014 on outstanding indebtedness due to related parties.

(4)
Contingent consideration represents the fair value of future cash payments and stock consideration as of December 31, 2014 related to acquisitions completed in 2014.

(5)
Non-contingent consideration includes outstanding obligations associated with acquisition-related notes and deferred payments, including accrued interest.

(6)
Capital lease obligations represent future lease payments for equipment including interest.

(7)
The operating lease obligations represent future lease payments for office space.

          Except as discussed in (1) above, our contractual obligations as of June 30, 2015 have not materially changed from December 31, 2014. On August 21, 2015, we entered into three operating lease agreements to occupy office space in Moorestown, New Jersey. The leases commence upon the substantial completion of tenant improvement work completed by the landlord, estimated to be February 2016, and will continue for eleven years and eight months from the commencement date. We have an option to extend the leases for one additional period of ten years. The aggregate base rental payments over the term of the leases are approximately $6.2 million. In addition to the base rent payments, we will be obligated to pay a pro rata share of operating expenses and taxes.

Revolving Credit Facility

          In December 2013, we entered into a Revolving Credit Facility, or the 2013 Credit Facility, with Silicon Valley Bank pursuant to which we had the ability to request up to $7.0 million in revolving advances. The proceeds of the 2013 Facility were used to repay existing indebtedness, fund a portion of the acquisition of SMPP and fund our general business requirements. As of April 2015, we had $6.9 million of debt outstanding under the 2013 Facility.

          In April 2015, we entered into the 2015 Line of Credit with Bridge Bank pursuant to which we can request up to $15.0 million in revolving advances and we borrowed $10.0 million at that time. We used $6.9 million of the proceeds from borrowings under the 2015 Line of Credit to repay all outstanding amounts owed under the 2013 Credit Facility. Amounts outstanding under the 2015 Line of Credit bear interest at 1% above the greater of 3.25% per year or the variable rate of interest, per annum, most recently announced by Bridge Bank, as its "prime rate," with interest payable monthly. Following the completion of this offering, such rate will be equal to 0.5% above the greater of 3.25% per year or Bridge Bank's prime rate. The 2015 Line of Credit has a maturity date of April 2017, and is secured by all of our personal property, whether presently existing or created or acquired in the future, as well as our intellectual property.

          The 2015 Line of Credit contains financial covenants, including covenants requiring us to maintain a minimum unrestricted cash balance, a minimum monthly recurring revenue retention rate, measured monthly, and a minimum EBITDA, measured each quarter. The 2015 Line of Credit also contains operating covenants, including covenants restricting our ability to effect a sale of any part of our business, merge with or acquire another company, incur additional indebtedness, encumber or assign any right to or interest in our property, pay dividends or other distributions, make certain investments, transact with affiliates outside of the ordinary course of business and incur annual capital expenditures in excess of $1.0 million. The 2015 Line of Credit contains customary events of default, including upon the occurrence of a payment default, a covenant default, a material adverse change, our insolvency and judgments against us in excess of $250 thousand that remain unsatisfied for 30 days or longer. The 2015 Line of Credit provides for a ten day cure period for a covenant breach, which may be extended to up to 30 days in certain circumstances. As of June 30, 2015, we were in compliance with all of the financial covenants related to the 2015 Line of Credit. As disclosed in note 7 to our unaudited consolidated financial statements, we are required to pay $16.4 million on June 30, 2016, or upon the completion of this offering related to the Medliance Notes. We plan to repay the Medliance Notes with the proceeds from this offering.

Cumulative Preferred Stock Dividends

          As of December 31, 2014, accrued dividends in the amount of $813 thousand, $403 thousand and $417 thousand were payable on our Series A preferred stock, Series A-1 preferred stock and Series B preferred stock, respectively, if declared by our board of directors or upon the occurrence of certain other events, including a liquidation event, as set forth in our certificate of incorporation. All accumulated dividends are forfeited upon conversion of our preferred stock into shares of our common stock, which will occur immediately prior to the consummation of this offering.

 Off-Balance Sheet Arrangements

          During the periods presented, we did not have any off-balance sheet arrangements, as defined by applicable SEC rules and regulations.

Critical Accounting Policies and Significant Judgments and Estimates

          We base this management's discussion and analysis of our financial condition and results of operations on our financial statements, which we have prepared in accordance with generally accepted accounting practices in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments, including those related to: (i) the fair value of assets acquired and liabilities assumed for business combinations, (ii) the valuation of our common stock and preferred stock, (iii) the recognition and disclosure of contingent liabilities, (iv) the useful lives of long-lived assets (including definite-lived intangible assets), (v) the evaluation of revenue recognition criteria, (vi) assumptions used in the Black-Scholes option-pricing model to determine the fair value of equity and liability classified warrants and stock-based compensation instruments and (vii) the realizability of long-lived assets including goodwill and intangible assets. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. You should consider your evaluation of our financial condition and results of operations with these policies, judgments and estimates in mind.

          While we describe our significant accounting policies in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates we use in the preparation of our financial statements.

Revenue Recognition

          We recognize revenue from product sales or services rendered when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) our price to our client is fixed or determinable and (iv) collectability is reasonably assured.

Product Revenue

          We enter into contracts with healthcare organizations to provide software enabled medication risk management solutions. Under these contracts, revenue is generated through the following components:

  Prescription drug revenue

  We sell prescription medications directly to healthcare organizations through our prescription fulfillment pharmacies. Prescription medication revenue is recognized when the product is shipped to the client.

  Dispensing fees

  We receive a fixed fee for each prescription dispensed. Dispensing fee revenue is recognized when the underlying prescription is shipped to the client.

  Per member per month fees

  We receive a fixed monthly administrative fee for each member in the program contracted for medication risk management services. This fee is recognized on a monthly basis as medication risk management services are provided.

  We currently do not provide any of these services on a stand-alone basis.

Service Revenue

          We enter into contracts with healthcare organizations to provide risk adjustment and pharmacy cost management services, which include training client staff and providers about documentation and diagnosis coding, analyzing clients' data collection and submission processes and delivering meaningful analytics for understanding reimbursement complexities.

          Under the risk adjustment contracts, there are three revenue generating components:

  Set-up fees

  Our contracts with risk adjustment service clients often require clients to pay non-refundable set-up fees, which are deferred and recognized over the estimated term of the contract. These fees are charged at the beginning of the client relationship as compensation for our efforts to prepare the client and configure its system for the data collection process. These fees do not represent a separate unit of accounting as they do not have value apart from the broader risk adjustment services contract.

  Per member per month fees

  We receive a fixed monthly fee for each member in the program contracted for risk adjustment services. These fees represent a separate unit of accounting as they have stand-alone value to the client and are offered independently from any other services. Revenue for these fees is recognized each month as the related risk adjustment services are performed.

  Hourly consulting fees

  We contract with clients to perform various risk adjustment services. Such services are billed on a time and materials basis, at agreed hourly rates. These fees represent a separate unit of accounting as they have stand-alone value to the client and are offered independently from any other services. Revenue for these services is recognized as time is incurred on the project.

          Our pharmacy cost management services include subscription revenue from clients and rebates from drug manufacturers for drug utilization data. Subscription revenue is recognized monthly as either a flat fee or as a percentage of monthly transactions incurred. Rebates from drug manufacturers are recognized when received due to the unpredictable nature of the payments and because fees are not fixed and determinable until received.

Business Combinations and Contingent Consideration

          Acquired businesses are accounted for using the purchase method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to contingent consideration are recorded to the balance sheet at the date of acquisition based on their relative fair values. The purchase price allocation requires us to make significant estimates and assumptions, especially at the acquisition date, with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

          We account for contingent consideration in accordance with applicable guidance provided within the business combination accounting rules. As part of our consideration for the SMPP, Capstone and Medliance acquisitions, we are contractually obligated to pay certain consideration resulting from the outcome of future events. Therefore, we are required to update our underlying assumptions each reporting period, based on new developments, and record such contingent consideration liabilities at fair value until the contingency is resolved. Changes in the fair value of the contingent consideration liabilities are recognized each reporting period and included in our consolidated statements of operations.

          Examples of critical estimates used in valuing certain of the intangible assets and contingent consideration include:

  •
  future expected cash flows from sales, and acquired developed technologies;

  •
  the acquired company's trade name and customer relationships as well as assumptions about the period of time the acquired trade name and customer relationships will continue to be used in the combined company's portfolio;

  •
  the probability of meeting the future events; and

  •
  discount rates used to determine the present value of estimated future cash flows.

          These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Warrant Liability

          We classified our warrants to purchase shares of our preferred stock as a warrant liability, which we record at fair value. We estimate the warrant fair values using the option pricing method as discussed in the American Institute of Certified Public Accountants, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The option pricing method treats securities as options based on the enterprise's value, with exercise prices based on the liquidation preferences set forth in the terms of the underlying stock, option or warrant agreements. Preferred stock, common stock, options and warrants are treated as call options that give the holder the right to buy the underlying net assets at a predetermined or "strike" price at a liquidity event. The option pricing method considers the various terms of the stockholder agreements and implicitly considers the effect of the liquidation preference as of the appropriate date in the future and uses the Black-Scholes model to price the call option.

          The significant inputs, which we estimate as part of this method, include the expected term of the warrants, expected volatility and the estimated fair value of the underlying share of preferred stock. Because we do not have sufficient history to estimate the expected volatility of our stock price, expected volatility is based on the average volatility of peer public entities that are similar in size and industry. We estimate the expected term of the warrants based on the timing of anticipated future liquidity events. The risk-free rate is based on the U.S. Treasury yield curve equal to the expected term of the warrant as of the measurement date. These warrant liabilities are subject to remeasurement at each balance sheet date, and we recognize any change in fair value in our statements of operations as a change in fair value of the derivative liability.

Goodwill

          Goodwill consists of the excess purchase price over fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but tested for impairment annually. GAAP provides an entity an option to perform a qualitative assessment to determine whether it is more-likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two -step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units' goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

          Factors we generally consider important in our qualitative assessment that could trigger a step-two impairment test include significant underperformance relative to expected operating trends, significant changes in the way assets are used, underutilization of our tangible assets, discontinuance of certain products by us or by our clients, changes in the competitive environment and significant negative industry or economic trends.

Impairment of Long-Lived Assets Including Other Intangible Assets

          Long-lived assets consist of property and equipment, software development costs and definite-lived intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, we compare forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows.

          Although we believe the carrying values of our long-lived assets are currently realizable, future events could cause us to conclude otherwise.

Stock-Based Compensation

          We recognize compensation expense related to the fair value of stock-based awards in our consolidated statements of operations. For stock options we issued to employees and members of our board of directors for their services on our board of directors, we estimate the grant-date fair value of options using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and the value of the common stock. For awards subject to time-based vesting, we recognize stock-based compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting term of the award. We record stock-based awards issued to non-employees and non-directors at their fair values, and periodically revalue them as the equity instruments vest and are recognized as expense over the related service period of the award.

          We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

Fair Value of Common and Preferred Stock

          We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. We are also required to estimate the fair value of our preferred stock as it relates to determining the fair value of our Series B redeemable convertible preferred stock and our warrant liability. We engaged an independent third-party valuation firm to assist our board of directors in estimating the fair value of the common and preferred stock on a retrospective basis. We have granted all options to purchase shares of our common stock with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information we knew on the date of grant.

          In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants based in part on input from the independent third-party valuation firm. We determined the fair value of our common and preferred stock using methodologies, approaches and assumptions consistent with the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to estimate the fair value of our common stock, including external market conditions affecting the healthcare market, trends within the healthcare market, the prices at which we sold shares of our different series of preferred stock, the superior rights and preferences of each series of preferred stock relative to our common stock at the time of each grant, our results of operations and financial position, our business strategy, the lack of an active public market for our common and our preferred stock and the likelihood of achieving a liquidity event such as an initial public offering or sale in light of prevailing market conditions.

          The per share estimated fair value of common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock as discussed below. The following table presents the grant dates and related exercise prices of stock options granted to employees and non-employees from January 1, 2014 through the date of this prospectus:

Month of Issuance	Number of Shares Underlying Option Grants	Exercise Price Per Option	Per Share Estimated Fair Value of Common Stock
January 2014	257,938	$3.00	$1.85
January 2014	161,082	3.30	1.85
February 2014	4,000	3.00	1.85
March 2014	8,500	3.00	1.85
April 2014	26,900	3.00	1.84
May 2014	750	3.00	1.84
June 2014	5,500	3.00	1.84
July 2014	17,977	3.00	1.84
August 2014	4,500	3.00	1.84
September 2014	4,750	3.00	1.84
October 2014	5,500	3.00	1.84
November 2014	6,000	3.00	1.84
January 2015	372,900	3.00	3.00
January 2015	140,000	3.30	3.00
February 2015	65,432	3.00	3.00
February 2015	6,835	3.30	3.00
March 2015	6,500	3.00	3.00
April 2015	13,250	3.00	3.00
June 2015	61,650	3.00	3.27

          In determining the fair value of our common stock for purposes of granting stock options and in determining the fair value of our preferred stock for purposes of valuing our Series B redeemable convertible preferred stock and warrant liability, our board of directors considered the most recent valuations of our common and preferred stock, which an independent third party prepared as of June 28, 2013, January 7, 2014, June 30, 2014 and January 1, 2015. The board of directors based its determination in part on the analyses summarized below in determining the exercise price of options to be issued after those dates.

          In valuing our common and preferred stock, the board of directors determined the equity value of our business by taking a combination of the income and market approaches.

          The income approach estimates the fair value of a company based on the present value of the company's future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in the company achieving these estimated cash flows.

          For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those technology companies that we considered to be the most comparable to us in terms of product offerings, revenue, margins and growth. Under the market approach, we then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value.

          The enterprise values determined by the income and market approaches are then allocated to the common stock using the Option Pricing Method, or OPM.

          The OPM treats common stock and preferred stock as call options on a company's enterprise value, with exercise prices based on the liquidation preferences of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event such as a merger, sale or IPO. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to determine the price of the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

          Once our common stock commences publicly trading following the completion of this offering it will not be necessary to use estimates to determine the fair value of new stock-based awards. Additionally, we will no longer need to estimate the fair value of our preferred stock as it converts to common stock.

          The aggregate intrinsic value of vested and unvested stock options as of June 30, 2015, based on an assumed public offering price per share of $             , the midpoint of the price range set forth on the front cover of this prospectus, was $             and $             , respectively.

Quantitative and Qualitative Disclosure about Market Risk

          We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risks are principally limited to interest rate fluctuations.

          We had cash of $4.1 million and $2.7 million as of December 31, 2014 and June 30, 2015, respectively. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our investment portfolio, we do not believe an immediate one percentage point increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect a sudden change in market interest rates to affect materially our operating results or cash flows.

          We have $10.0 million outstanding under our 2015 Line of Credit, which we entered into to fund working capital needs to support our growth. Interest on the loan is based on an the lender's prime rate plus 1.0%, with the lender's prime rate having a floor of 3.25%, which exposes us to market risk due to changes in interest rates. This means that a change in the prevailing interest rates may cause our periodic interest payment obligations to fluctuate. We believe that a one percentage point increase in interest rates would result in an approximate $100 thousand increase to our interest expense for the six months ended June 30, 2015.

Recent Accounting Pronouncements

          In May 2014, the Financial Accounting Standards Board, or FASB. issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the company expects to be entitled to receive in exchange for those goods or services. ASU 2014-09 sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. For public companies, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim reporting periods within that reporting period. Early adoption is not permitted. Accordingly, we will adopt ASU 2014-09 on January 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. We are currently evaluating the impact of ASU 2014-09 on our consolidated financial statements and have not yet selected a transition method.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 will explicitly require management to assess a company's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. We are currently evaluating the impact of the adoption of ASU 2014-15 on our consolidated financial statements.

          In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. For public companies, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. We will apply ASU 2015-03 on a retrospective basis.

          In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, or ASU 2015-11, which simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of ASU 2015-11 on our consolidated financial statements.

JOBS Act

          In April 2012, the Jumpstart Our Business Startups Act, or JOBS Act, was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

          We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

          We are a leader in providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk. We deliver our solutions through a comprehensive suite of technology-enabled products and services for medication risk management. We also provide risk adjustment services, which help our clients to properly characterize a patient's acuity, or severity of health condition, and optimize the associated payments for care. With 4.3 billion prescriptions filled in the United States in 2014, medication treatment is the most common medical intervention, and its imprecise use represents the fourth leading cause of death and contributes to an estimated 45 to 50 million adverse drug events, or ADEs, annually. The incidence of ADEs is highly correlated to the number of medications an individual is taking and non-adherence to prescribed regimens, and thus is particularly relevant to populations with complex healthcare needs. Our technology-driven approach to medication risk management represents an evolution from prevailing non-personalized approaches that primarily rely on single drug-to-drug interaction analysis. We currently serve approximately 100 healthcare organizations that focus on populations with complex healthcare needs and extensive medication requirements.

          Our suite of cloud-based software solutions provides prescribers, pharmacists and healthcare organizations with sophisticated and innovative tools to better manage the medication-related needs of patients. We believe we offer the first prospective clinical approach to medication risk management, which is designed to increase patient safety and promote adherence to a patient's personalized medication regimen. Furthermore, our medication risk management technology helps healthcare organizations lower costs by reducing ADEs, enhancing quality of care and avoiding preventable hospital admissions. Our products and services are built around our novel and proprietary Medication Risk Mitigation Matrix, or MRM Matrix, which enables optimization of a patient's medication regimen by combining clinical and pharmacology data, population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and individual medication-related genomic information, to deliver "precision medicine." Our team of clinical pharmacists is available to support prescribers at the point of care through our proprietary technology platform, including real-time secure messaging, with more than 100,000 messages exchanged per month. In addition to our software solutions, we operate three prescription fulfillment pharmacies that deliver customized medication regimens for our clients throughout the United States. These pharmacies support our optional adherence-packaging fulfillment service, which utilizes our medication-adherence technology and is informed by a patient's personalized MRM Matrix, to increase adherence to the patient's optimized medication regimen.

          Total spending in the United States on prescription medicines was $374 billion in 2014, according to a report issued by the IMS Institute for Healthcare Informatics. According to the Centers for Disease Control and Prevention, in any given month, 48% of Americans take a prescription medication, and 11% take five or more prescription medications. According to the Alliance for Human Research Protection, ADEs result in more than 100,000 deaths annually in the United States, and a study by the U.S. Department of Health and Human Services, or HHS, notes that ADEs cause approximately 125,000 hospitalizations, one million emergency room visits, two million affected hospital stays and 3.5 million physician office visits every year. These statistics indicate that medication treatment is complex, and current tools available to healthcare organizations have been largely unsuccessful in mitigating ADEs.

          To enhance healthcare outcomes and better control costs, employers, health insurers and government agencies are restructuring health coverage and care models to make healthcare providers more accountable for healthcare utilization and quality of care. As the U.S. healthcare market continues to evolve from a fee-for-service to a value-based model of care, healthcare organizations require new and emerging technologies to optimize treatment and manage risk on a patient-specific, customized basis.

Our solutions are targeted currently to "at-risk" healthcare organizations that are clinically and financially responsible for the populations they serve, receiving a fixed payment for the care provided to each patient for an entire episode of care or enrollment period. According to the Congressional Budget Office, or CBO, there were approximately 121 million people in the United States covered under government-sponsored programs in 2014, and this number is expected to reach 160 million by 2020. Government-sponsored programs are leading the shift to value-based healthcare. Our solutions support our clients in achieving the Institute for Healthcare Improvement, or IHI, "Triple Aim" of improving a patient's experience, while managing the health of a client's population and controlling costs.

          We are led by highly experienced and entrepreneurial executive officers with more than 70 years of cumulative experience in the healthcare industry. Our co-founder, Dr. Calvin H. Knowlton, founded excelleRx, Inc., and along with Dr. Orsula Knowlton and other members of our management team, built it into the largest national hospice medication management pharmacy in the United States servicing approximately 400 hospice agencies with approximately 48,000 patients in 46 states, at the time it was sold to Omnicare, Inc. in 2005.

          Since our first year of active operations in 2011, our revenue has grown to $48.4 million for the year ended December 31, 2014, and $32.3 million for the six months ended June 30, 2015 with net losses of $1.1 million and $685 thousand, respectively, and adjusted EBITDA of $3.0 million and $3.9 million, respectively for those periods. See "Selected Consolidated Financial Data — Adjusted EBITDA" for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net losses. We had an annual revenue retention rate of 95% and client retention rate of 97% in 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics" for our definitions of revenue retention rate and client retention rate.

Market Opportunity

          We operate in the large and rapidly growing healthcare market. In the United States, the healthcare market was $2.9 trillion in 2013 and is expected to grow to $5.1 trillion in 2023, of which $271 billion represented spending on prescription drugs in 2013 and is expected to reach $528 billion in 2023, according to the Centers for Medicare & Medicaid Services, or CMS. Medication treatment is the most common medical intervention, with 4.3 billion prescriptions filled in 2014 in the United States. We focus on helping our clients reduce costs and improve quality of outcomes associated with medication interventions, and more specifically on reducing ADEs. According to the Alliance for Human Research Protection, Americans suffer from an estimated 45 to 50 million ADEs from prescription medications on an annual basis with 2.5 to 4.0 million of those ADEs considered serious, disabling or fatal. ADEs are the fourth leading cause of death in the United States, according to the U.S. Food and Drug Administration, or FDA.

          The pervasive use of medications, including the prevalent use of multiple medications for each patient, causes increased treatment complexity that healthcare organizations have been unable to effectively manage. This results in imprecise medication usage, which is a leading cause of ADEs that harm patients and increase healthcare costs. Accordingly, while a majority of ADEs are preventable, the prevailing tools that attempt to address these avoidable harms and costs have been largely ineffective. The shift to value-based healthcare and pressures to control healthcare costs have increasingly placed healthcare organizations at financial risk related to imprecise medication usage. As a result, healthcare organizations are now strongly incentivized to adopt new, data-driven and personalized technologies and solutions that address the substantial unmet need for comprehensive medication risk management.

Pervasive Use of Medication is Driving Increased Complexity in Healthcare

          In any given month, 48% of Americans take a prescription medication and 11% take five or more prescription medications. According to HHS, among adults 65 years of age or older in the United States, 57% to 59% reported taking five to nine medications in 2006, and 17% to 19% reported taking ten or more medications over the course of that year. According to a 2012 study published in the Journal of the American Geriatrics Society, the risk of an ADE in persons taking seven or more medications is as high as 82%. The number of prescription medications individuals are using in the United States is increasing as the number of medication therapies rises, the population ages and chronic diseases become more prevalent. According to the CDC, the percentage of individuals aged 65 years or older taking three or more prescriptions increased from 51.8%, in the period from 1999 and 2002, to 64.8%, in the period from 2009 to 2012.

          According to the National Institute of Mental Health, in 2014 there were 13.6 million people in the United States with a chronic severe mental illness like schizophrenia, major depression or bipolar disorder. Prescription medications were the most significant medical expense for mental health treatment in 2014, estimated to be 30% of total healthcare expenditures by payors, more than total hospital costs, physician expenses and insurance administration, according to the Substance Abuse and Mental Health Services Administration, or SAMHSA. We believe the pervasive and rising use of prescription and non-prescription drugs is increasing the complexity of medication management for healthcare organizations and making adherence to medication regimens more difficult for patients.

Imprecise Use of Medication Harms Patients and Increases Healthcare Costs

          Given the extensive and increasing use of medication in the United States, the potential for harm from ADEs and patient medication non-adherence constitutes a critical patient safety and public health challenge. In 2012, the IMS Institute of Healthcare Informatics estimated that medication non-adherence and unnecessary use of medicines are responsible for more than $200 billion in otherwise avoidable medical spending annually in the United States alone, and ADEs contribute $3.5 billion to U.S. healthcare costs on a yearly basis, according to the Institute of Medicine.

          According to the Alliance for Human Research Protection and HHS, ADEs in the United States annually result in approximately:

          The majority of individuals in the United States who are prescribed a medication are non-adherent in one or more ways, including taking a dose other than the prescribed dose or not taking the prescription. A study published by the National Community Pharmacists Association in 2013 reported that approximately 75% of adults 40 and older with a chronic condition report at least one non-adherent behavior in the past 12 months, and more than half report multiple forms of non-adherence. Furthermore, the inability to read medication labels due to poor eyesight or the inability to read English has been associated with medication non-adherence.

Healthcare Organizations Have a Significant Unmet Need for Comprehensive, Personalized Medication Risk Management

          The current tools for medication safety produce inconsistent results and are widely viewed as ineffective. Most prevailing approaches rely upon slowly increasing dosage levels, prescribers' individual clinical experience, single drug-to-drug interaction tables, black box warnings and the Beers' Criteria of drugs to avoid in the elderly. Personalized and precision-based methods are typically absent in prevailing trial-and-error approaches to medication selection, rendering providers ineffective and ultimately limited in their ability to deliver optimal patient care due to insufficient data at the point of prescribing.

          Research suggests that a majority of ADEs are preventable. A 2007 study published by the Institute of Medicine's Committee on Identifying and Preventing Medication Errors estimated that at least 1.5 million preventable ADEs occur each year in the United States. According to the American Academy of Pediatrics, ADEs account for up to 25% of all hospital admissions and 12% of emergency room visits in adults, of which up to 70% are preventable. According to a 2011 study published by the New England Journal of Medicine, nearly half of hospitalizations for ADEs involve patients 80 years of age or older and two-thirds of those hospitalizations were due to unintentional overdoses. In addition, an April 2015 article published in the journal Nature suggested that 75% or more of people are unresponsive or mis-responsive to the ten highest grossing medications in the United States.

          In 2010, one in five adults in the United States was on at least one medication to treat a psychological or behavioral disorder, according to the American Psychological Association. Behavioral health medications are powerful, are subject to trial-and-error prescribing methods and are prone to side effects and ADEs. Mental illness is also associated with increased occurrence of chronic diseases as well as with reduced adherence to medication therapies. According to a report from SAMHSA, the treatment of mental health in the United States resulted in healthcare expenditures of $147.4 billion in 2009.

Industry Dynamics Favor a Personalized Approach to Medication Safety

          The shift to value-based healthcare has increasingly placed healthcare organizations at financial risk related to imprecise medication usage, providing new incentives to reduce costs and improve quality. Rising healthcare costs and strained government budgets have driven both federal and state government agencies to expand the role of value-based, capitated payment models, under which a fixed payment is made to deliver all or multiple facets of patient care. In January 2015, HHS set a goal of tying 90% of all traditional Medicare payments to quality or value by 2018. Both federal and state governments are actively promoting value-based payment models through government-sponsored programs such as Medicare Advantage, Medicare Shared Savings Program, managed Medicaid plans and bundled payment models. These models shift the incentives of healthcare organizations away from volume and toward quality and value and have encouraged the creation of Accountable Care Organizations, or ACOs, including Programs of All-inclusive Care for the Elderly, or PACE. The private sector is acting in parallel, with private payors establishing their own accountable care, capitated and bundled-payment structures with physician practice groups.

          With the emergence of these new payment models, healthcare organizations are increasingly becoming "at risk" by taking on greater clinical and financial responsibility for the populations they serve. In these at-risk models, the provider is incentivized to deliver efficient care because the provider receives a fixed payment for the care provided to any given patient for an entire episode of care or enrollment period. The focus on profitability rather than revenue has placed increasing pressure on providers to lower costs and improve care quality, safety and the patient experience. As a result of this transition, data on patient-specific disease states and co-morbidities, clinical and quality outcomes, resource utilization and individualized patient information have become increasingly relevant to healthcare delivery.

Accurate Coding is Critical for Optimizing Reimbursement

          Accurate coding of medical procedures and diagnoses is required throughout the healthcare landscape for proper reimbursement and regulatory compliance. Payments to healthcare organizations are determined and adjusted by the acuity and relative risk scores of patients, which in turn are derived from the coding of medical services by their providers. Coding is particularly important in at-risk, value-based care models as healthcare organizations bear financial risk for their patients' medical expenses. If a healthcare organization submits coding that is inaccurate, the organization may receive inadequate reimbursement for the services it provides. Risk scoring based on accurate coding is a significant factor in determining premium reimbursement rates and payments in many government-sponsored healthcare programs including Medicare Advantage, managed Medicaid and Medicare Part D plans and ACOs, including PACE organizations. According to the Kaiser Family Foundation, the number of individuals covered through Medicare Advantage and Medicare Part D programs was more than 15 million and 37 million, respectively, in 2014, up from 11 million and 27 million, respectively, in 2010, with more than 2,000 Medicare Advantage plans and more than 1,100 Medicare Part D plans in 2014.

          Accurate coding is increasingly complex, with more than 140,000 procedures in the ICD-10, which will become the primary coding benchmark for most U.S. healthcare programs in October 2015. Government agencies, including CMS, regularly perform audits of healthcare organizations to validate coding practices. Inaccurate coding results in incorrect reimbursement as well as the potential for sanctions such as exclusion from program participation, civil or criminal penalties and fines. Healthcare organizations that are able to efficiently and accurately code under the value-based framework will be better positioned financially and more likely to avoid potential legal and regulatory penalties associated with improper coding.

Our Solutions

          Medication risk management is our leading offering, and our cloud-based software applications, including EireneRx and MedWise Advisor, provide solutions for a range of payors, providers and other healthcare organizations. Our products and services are built around our proprietary MRM Matrix, which combines clinical and pharmacology data, population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and personal genomic information, to deliver what the FDA refers to as "precision medicine." Precision medicine combines traditional evidence-based medication selection with new patient-specific medication selection to better optimize a patient's medication therapy. Our suite of technology products is built on a powerful rules engine that houses comprehensive pharmacotherapy profiles, provides risk alerts and includes a combination of proprietary decision-support tools, real-time secure messaging, e-prescribing and advanced precision-dosing functionality, among other functions. Our software applications help reduce ADEs, enhance medication adherence and quality of care and improve medication safety at the individual patient level.

          We also provide optional adherence-packaging prescription fulfillment services, risk adjustment services and pharmacy cost management services to help our clients increase patient medication adherence, achieve correct reimbursement, maintain regulatory compliance and optimize pharmacy spend.

          The following chart sets forth the environment within which our solutions, enabled by our personalized MRM Matrix, apply precision medicine practices to collect, analyze and process patient information to accurately inform each patient's medication regimen.

Precision-Based Approach to Deliver Patient-Specific Solutions

          We believe we are at the forefront of precision medicine with solutions that help our clients tailor medical treatment to the individual characteristics of each patient. Our technology platform enables healthcare providers to design a safer medication regimen for each patient by supplementing clinician insight with population-based algorithms and extensive patient-specific data, including medical history, lab results, medication lists and individual medication-related genomic data. Our cloud-based software solutions are designed to identify high-risk individuals, detect susceptibility to ADEs and embed proper dosing guidelines. By providing patient-specific, data-driven analytical insights and medication safety solutions, we help clients reduce trial-and-error-based medication selection, unintentional medication overdoses and other causes of ADEs.

          Our team of clinical pharmacists is available to collaborate with prescribers through our proprietary technology platform to promote medication safety. Our platform provides real-time secure messaging capability between prescribers at the point-of-care and our pharmacists. Once a patient's medication schedule and regimen is optimized, our optional adherence-packaging prescription fulfillment services ensure that each patient's medications are packaged to promote adherence to their personalized regimen and dosing schedule. Our software includes multilingual resources and health literacy aids, which are designed to explain, in simple and easy-to-read language, the patient's dosing schedule and medication risks, and provide other patient-specific instructions to help optimize medication adherence.

Demonstrated Ability to Produce Higher Quality Outcomes, Reduce the Cost of Care and Improve the Patient Experience

          By offering solutions that improve outcomes in a cost-effective manner, we are aligned with healthcare organizations that are transitioning to value-based healthcare. We believe we offer significant value to our clients, measured by patient outcomes, monetary savings and payor and provider satisfaction. According to the National PACE Association, the average PACE organization spends 10% of its revenue on hospitalization costs. According to the Agency for Healthcare Research and Quality, each hospitalization for adults with multiple chronic conditions, a population similar to that of PACE, is estimated to cost, on average, $14,500 in the United States. Our PACE clients have reported that our medication risk management services have resulted in significant reductions in hospital admissions, length of hospital stays and emergency room visits for their patients, thereby reducing their medical expenditures. Our pharmacy cost management services saved our clients more than $44 million in recovered or prevented overpayments in 2014, and our risk adjustment clients realized revenue increases of approximately $350 per patient per month on average in 2014. We believe our solutions deliver savings throughout the healthcare system, facilitate correct reimbursement and enable patients to live healthier lives.

Our Strengths

Innovative Technology Solutions for Medication Risk Management Aligned with Transformative Shifts in Healthcare

          We believe that medication risk management provides a significant opportunity to improve healthcare outcomes and create efficiencies in today's healthcare system, and our innovative technology platform is uniquely equipped to provide comprehensive medication risk management solutions to a variety of healthcare organizations. The shift from a fee-for-service to a value-based model of care, which focuses on outcomes and quality, is driving the rapid adoption of risk-based arrangements across many healthcare organizations. Under these risk-based models, providers often receive capitated payments to deliver all or multiple facets of a patient's care at a fixed price. According to the CBO, in 2014 there were approximately 121 million people in the United States covered under government-sponsored programs, and this number is expected to reach 160 million by 2020. Government-sponsored programs are leading the shift to value-based care. Given this shift, there is a corresponding increase in focus on high-acuity populations with complex healthcare needs to curtail the rapid rise in healthcare costs. Medication treatment is the most frequent intervention in healthcare, and chronically ill patients, elderly patients and patients who suffer from multiple conditions typically have extensive medication requirements and utilize multiple prescription medications, often prescribed by multiple providers. These complex medication regimens often result in negative outcomes. Our solutions are designed to provide comprehensive medication risk management for these populations to help our clients improve health outcomes and manage rising healthcare costs.

First-Mover Advantage with Track Record of Improved Outcomes

          We believe the six years we have devoted to developing and optimizing our solutions, and our intellectual property portfolio, provide a significant competitive advantage over potential competitors. Leveraging our industry experience, we believe we offer the first prospective clinical approach to medication risk management, utilizing advanced patient safety tools and medication-adherence technology that enable depth and breadth of data-driven analytical insights and actionable interventions. We intend to continue developing and patenting technologies that are designed to increase medication safety, reduce ADEs and healthcare utilization and improve the prescribing process. In addition, we integrate directly with many industry-leading electronic health record systems, or EHRs, that are used by many of our clients.

Expertise in Serving At-Risk Healthcare Organizations with Complex Patient Populations

          Since our founding, we have leveraged our knowledge of medication risk management and risk adjustment to develop expertise in serving the growing at-risk segment of the healthcare system. Our clients currently include more than 45 PACE organizations, the first fully at-risk provider system, as well as more than 1,300 post-acute care facilities. In general, post-acute care facilities are migrating to an at-risk bundled-reimbursement model. Our focus on medication risk management is highly relevant to populations with complex care requirements, such as chronically ill patients, elderly patients and patients who suffer from multiple conditions and the healthcare organizations that care for them. According to the CDC, chronic diseases account for 86% of healthcare spending in the United States. We have developed solutions to address the needs of these patients and their providers and payors.

Highly Scalable Platform

          We believe the scalability of our technology platform allows us to rapidly and cost-effectively pursue new opportunities and meet rising market demand. Our clients access our products and services through an efficient and scalable cloud-based technology platform. We have developed this platform using open-source technologies, internet distribution methodologies, horizontal scaling and search and sorting algorithms, enabling seamless integration of our software solutions with the existing systems of new clients. Our cloud-based technology platform allows for on-demand capacity expansion, rapid deployment capabilities and accelerated speed of execution.

Recurring Revenue Model with Significant Operating Leverage

          We believe we have an attractive business model due to the recurring and predictable nature of our revenue, embedded growth opportunities within our existing client base and significant operating leverage. Our client contracts are typically exclusive and multi-year and provide significant visibility into our future cash flows. The revenue models under these contracts typically include payments on a per-member per-month basis, payments on a subscription basis and charges and dispensing fees for medication fulfillment for our clients' patients, which are often high-acuity patients with long-term prescription needs. Our annual revenue retention rate was 100% and 95% for 2013 and 2014, respectively, and our client retention rate was 100% and 97%, respectively. We believe this reflects strong client satisfaction with our solutions. Since our first year of active operations in 2011, our revenue has grown to $48 million and $32 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, and our cash flows from operating activities were positive for the same periods. As we grow our revenue base, we expect our operating expenses to decrease as a percentage of revenue, providing for substantial operating leverage. We believe this operating leverage inherent in our business, coupled with extensive cross-sell opportunities and low acquisition costs, will help drive future cash flow.

Experienced Management Team

          We are led by highly experienced and entrepreneurial executive officers with more than 70 years of cumulative experience in the healthcare industry. Prior to our founding in April 2009, our co-founder, Dr. Calvin H. Knowlton, founded excelleRx, Inc. and, along with Dr. Orsula Knowlton and other members of our management team, built it into the largest national hospice medication management pharmacy in the United States, servicing approximately 400 hospice agencies providing care to approximately 48,000 patients in 46 states, at the time it was sold to Omnicare, Inc. in 2005. Our management team brings deep experience to their relevant areas including pharmacotherapy, technology, pharmacy, operations, supply chain, marketing, finance and legal. Since 2009, we have acquired and integrated four businesses to enhance our comprehensive suite of solutions and solidify our market leadership position. Our culture of service, innovation, product excellence, collaboration, accountability and integrity underlies our interactions with each other as well as with our clients. We believe that our experienced management team and a strong commitment to our culture are key drivers of our success and position us well for long-term growth.

 Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets

          By leveraging our industry expertise and thought leadership and expanding our sales and marketing efforts, we believe that we can increasingly penetrate the market for existing and new at-risk clients. We are the market leader in providing medication risk management to PACE, a CMS sponsored program through which participating healthcare organizations provide fully integrated healthcare delivery on an at-risk basis for elderly adults, most of whom are dually eligible for Medicare and Medicaid. Our PACE clients cover approximately 15% of the total PACE enrollees nationwide. We believe that we have a significant opportunity to continue to grow within this market. Since 2010, the number of PACE organizations has increased 53%, from 75 in 2010 to 115 PACE organizations operating in 32 states as of January 2015. The number of participants enrolled in PACE organizations has doubled over the last five years, yet, according to a study we commissioned, represents only 4% of the total eligible individuals within current PACE service areas.

          We expect our PACE clients to continue to grow to cover more eligible lives. This growth may be facilitated by existing state and federal initiatives that present expansion opportunities for PACE, including recently allowing the formation of PACE organizations by for-profit providers, and the creation of other PACE-like, at-risk organizations, many of which would be targets for our solutions. Working with our scalable solutions can help PACE organizations facilitate their growth.

          Furthermore, in Medicare Advantage and similar value-based care models, patients are assigned relative risk scores based on diagnosis, which need to be documented accurately each year for proper reimbursement. We are also the market leader in risk adjustment and front-end coding for PACE organizations, and we plan to continue to expand these services to other Medicare Advantage programs.

Continue Expansion into Emerging At-Risk Provider and Payor Markets

          We intend to leverage our expertise and experience from our existing clients to expand to other at-risk providers and payors through increased investment in our sales force and marketing efforts. We also currently have pilot programs with Genesis HealthCare, EmblemHealth, Oak Street Health, NHS Human Services and other at-risk providers for use of our medication risk management solutions, which we expect will lead to additional at-risk provider clients.

          We believe that the growth in government healthcare programs and the shift to value-based care models are creating opportunities for many organizations to capture growing portions of the expanding healthcare market. Accordingly, we are actively targeting at-risk, value-based markets, including managed care organizations, physician provider groups and ACOs, which are healthcare organizations characterized by a payment and care delivery model that ties provider reimbursement to quality metrics and the total cost of care for an assigned population. We also target post-acute healthcare organizations, which provide a range of medical services to support an individual's recovery or manage chronic illness after a period of in-patient care. We are currently working with EmblemHealth, a comprehensive managed care organization, through a pilot program covering approximately 500 Medicare lives, to provide software-as-a-service, or SaaS, based medication therapy management and risk stratification services. We believe non-PACE ACOs offer another large market for our solutions, as they operate under a similar at-risk reimbursement model. The number of ACOs in the United States has increased from 64 in 2011 to 744 in January 2015, collectively covering approximately 23.5 million individuals. Many physician provider groups are moving to at-risk, capitated payment models in response to incentives from managed care organizations and government programs. We are currently working with Oak Street Health, an at-risk, Medicare focused, primary care physician group, to provide medication risk management products and solutions.

          Many post-acute healthcare services are also transitioning to value-based care models. On April 1, 2015, the CMS Innovation Center's Bundled Payments for Care Improvement, or BPCI, initiative began, which comprises four broadly defined models of care designed to improve the coordination and quality of care at a lower cost to Medicare. In the BPCI initiative, post-acute care facilities and home health agencies receive bundled payments for episodes of care. According to a recent report by the Advisory Board Company, more than 4,000 post-acute facilities and a number of home health agencies have already signed up to participate in the BPCI program. As the market leader in pharmacy cost management solutions in the post-acute market, we believe we are also well positioned to further serve these organizations with medication risk management solutions as they continue migrating to an at-risk reimbursement structure. We are currently working with Genesis HealthCare's short-stay post-acute rehabilitation division to provide several of its facilities with medication risk management for in-patients and, upon discharge, adherence-packaging prescription fulfillment services. Genesis HealthCare is utilizing our technology to reduce readmissions and avoid the costly effects of uncoordinated medication management. Genesis HealthCare has requested that we service additional locations and work with other referral hospitals.

Expand Offerings to a Large and Growing Behavioral Health Market

          We believe our solutions have the potential to offer substantial value to the behavioral health market. Behavioral health medications are powerful, are subject to trial-and-error prescribing methods and are prone to side effects and ADEs. The behavioral health market is growing in part as a result of the Patient Protection and Affordable Care Act, or ACA, which significantly expanded coverage for mental health and substance use disorder services. These new protections build on the Mental Health Parity and Addiction Equity Act of 2008 provisions to expand mental health and substance use disorder benefits and federal parity protections to an estimated 62 million Americans.

          Accordingly, we are currently involved in an intervention study with NHS Human Services to evaluate the benefits of our medication risk management solutions in the behavioral health population. This study includes a baseline comprehensive medication review, utilizing medication risk mitigation factors and individual medication-related genomic information, followed by real-time medication review performed by specially trained clinical pharmacists. We continue to explore additional expansion opportunities with behavioral health providers as this market evolves.

Continue to Innovate and Expand Platform Offerings to Meet Evolving Market Needs

          We believe our investments in human capital, technology and services capabilities position us to continue to pursue rapid innovation and expand our medication risk management solutions and other platform offerings to the broader healthcare marketplace. For example, we are developing high-throughput medication risk stratification technology for identification of high-risk patients in need of clinical intervention, and we are developing a direct-to-consumer version of our MRM Matrix solution. We are also piloting a monthly, subscription-based SaaS program utilizing our MRM Matrix for use by pharmacists. We also believe there is a substantial opportunity in our existing client base to cross-sell our full set of solutions.

Selectively Pursue Strategic Acquisitions and Partnerships

          Since our founding in 2009, we have successfully completed and integrated four acquisitions, which have significantly expanded our market footprint and broadened our medication risk management and risk adjustment offerings. We plan to continue to acquire assets and businesses and may enter into strategic partnerships that strengthen or expand our service offerings, capabilities and geographic reach and facilitate our entry into new markets. Our acquisition strategy is driven by our commitment to serving client needs, and we are continuously assessing the market for potential opportunities.

Develop International Market Opportunities

          We believe we are well positioned to provide our products and services to international healthcare organizations that face challenges similar to those that our clients face domestically. Our solutions are readily scalable and can be utilized by healthcare organizations abroad seeking to achieve the IHI Triple Aim. We believe our solutions would provide significant value to the international healthcare landscape, which is frequently characterized by single-payor government-administered healthcare.

Our Core Technology

          ADEs often result from unintended drug overdoses due to factors, such as multi-drug interactions, impaired renal function, medication-related genomic variants and the cumulative impact of drug-related sensitivities, such as excess sedation and increased risk of falls and injury. Other adverse effects associated with anticholinergic drugs, or drugs that block the action of the neurotransmitter acetylcholine to the nervous system, may include delirium, dizziness, cognitive impairment, impulsive behavior, constipation, dry eyes and mouth and oral health issues. Our goal is to enable prescribers to optimize the use of medications using a prospective approach to medication risk management in order to avoid ADEs and improve patient outcomes. Our technology suite enables a novel approach to optimize the medication regimen of individual patients and address the issues with prevailing prescribing methodologies.

          Utilizing our technology, prescribers obtain real-time information about the factors impacting a medication's effectiveness and safety for a particular patient grounded in evidence-based clinical data and extensive patient-specific data. Our technologies deliver prospective intervention and are designed to reduce ADEs, increase medication adherence and quality of care and improve medication safety at the individual patient level. Our cloud-based applications are scalable, easily accessible to healthcare organizations, seamlessly integrated with client applications and databases and customized for use across the healthcare continuum of care. Our software systems provide secure communication between prescribers and our pharmacists, and our sophisticated medication decision-support tools are interoperable with many industry-leading EHRs. We believe our innovative technology platform offers a means of improving patient outcomes while mitigating medication-related and financial risk for healthcare organizations.

          Our suite of cloud-based software solutions incorporates comprehensive pharmacotherapy profiles, a combination of proprietary decision-support tools, risk alerts, e-prescribing, advanced precision-dosing functionality, real-time secure messaging and health literacy aids, among other functions. At the core of our technology platform is our proprietary MRM Matrix. Through a sophisticated rules engine, the MRM Matrix combines patient-specific data with the science of pharmacokinetics, the effects of what the body does to drugs, and pharmacodynamics, the effects of what the drug does to the body, to enable our clients to personalize the medication regimen of each patient. The MRM Matrix also draws upon pharmacoevidence, which considers published guidelines that denote potentially inappropriate medications for older adults such as the Beers Criteria and potentially unsafe medications in various age groups such as the FDA's Black Box warnings, as well as pharmacoeconomics, which compares the cost, expressed in monetary terms, and effects, expressed in terms of monetary value, efficacy or enhanced quality of life, of one pharmaceutical drug or drug therapy to another.

          The following charts contrast the prevailing approach to prescribing medications, which is often uncoordinated and non-personalized and results in inconsistent and ineffective medication regimens for the same patient, with our personalized approach utilizing our proprietary MRM Matrix.

Prevailing Approach

Patient
Prescribers
Disparate Medication Regimens
45-50 million ADEs in the United States annually
• 100,000 deaths
• 1 million emergency department visits
• 125,000 hospitalizations
• 3.5 million physician office visits
• 2 million affected hospital stays
• Prolonged hospital stays

Our Personalized Approach

Patient
Prescribers
Proprietary Technology
Personalized Medication Regimen
Conditions
Medications
Demographics
Genomics
Labs
Allergies
Personalized Medication Risk Mitigation Matrix
Sedation Risk
Black Box Warnings
Multi-Drug Risk
Drug-Gene Risk
Bio-availability
Medication Scheduling Risk
Allergy Risk
Cognitive Risk
Renal Clearance Risk
Beers Warnings
Fall / Injury Risk
Heart Rhythm Disorder Risk
• Optimized drug regimen
• Precision dosing
• Dosage / day / time
• Health literacy aids
• Enhanced outcomes
Patient-specific information

          Our software offerings are developed by our in-house team of software engineers who continuously enhance our solutions and their functionality. By maintaining in-house development and support, we can efficiently leverage our institutional knowledge to augment our solutions while protecting our intellectual property. Our solutions are further protected by patent, copyright, trademark and trade secret laws as well as confidentiality agreements, licenses and other agreements with employees, consultants, vendors and clients. Our software offerings are scalable, fault-tolerant and compliant with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and Health Information Technology for Economic and Clinical Health Act, or HITECH, regulations and are Meaningful-Use certified, which means they qualify in determining eligibility for EHR incentive payments from CMS under the American Recovery and Reinvestment Act of 2009.

Our Software and Services

Our Software

          Our cloud-based software applications include EireneRx, which is used by at-risk healthcare organizations to access their patients' medication-related information through our dashboard that shows the results of the MRM Matrix and medication recommendations, MedWise Advisor, which allows for components of EireneRx to be used independently and by a broader healthcare audience, and NiaRx, which is our educational software platform designed to facilitate brand awareness of our solutions in the pharmacy educational community.

          Our personalized medication risk management services are based on our MRM Matrix technology. For each patient, our software creates a personalized MRM Matrix, which incorporates personal medical history data inputs, summarizes the medications the patient is taking and provides clinical alerts, including for the risk of falls and injury, sedation risk and medication scheduling risk. This MRM Matrix is utilized by prescribers independently and, in some cases, in conjunction with our pharmacists, to optimize each patient's medication regimen utilizing one of our proprietary software solutions below:

	EireneRx	MedWise Advisor

Revenue Model	• Per-member per-month • Fee-for-service model (for adherence-packaging prescription fulfillment services)	• Recurring monthly subscription • SaaS model

Current Target Clients

•

Healthcare organizations with all-inclusive, or closed, care models with an emphasis on coordination of care, such as PACE, ACOs, Integrated Delivery Networks and Patient Centered-Medical Homes

•

Risk-bearing provider groups

• Healthcare organizations able to leverage the MRM Matrix • Health plans • Risk-bearing provider groups • Hospitals and health systems • Pharmacies and pharmacists • Potential direct-to-consumer

	EireneRx	MedWise Advisor

Key Technology Features

•

Cloud-based electronic portal

•

MRM Matrix

•

e-prescribing

•

Decision support at the point of care

•

Computerized physician order entry

•

Modular certified for Meaningful Use

•

Real-time secure messaging capabilities with our pharmacists

•

Storage of personalized actionable pharmacogenomic data, which is data on how genes affect a person's response to drugs

•

Cloud-based electronic portal

•

MRM Matrix

•

Decision support at the point of care

•

Real-time secure messaging capabilities with our pharmacists

•

Storage of personalized actionable pharmacogenomic data

Service Features

•

Fully interoperable with many industry-leading EHRs and dispensing software

•

Sophisticated medication decision-support tools

•

Precision dosing systems

•

May be combined with adherence-focused medication packaging and dispensing options, patient-focused health literacy and adherence tools and pharmacist consultation

•

Used independently or readily integrated with other pharmacy management systems, long-term care clinical systems, case management platforms, industry-leading EHRs or dispensing software

•

Sophisticated medication decision-support tools

•

Precision dosing systems

Differentiated Attributes

•

Enables physicians and pharmacists to collaborate on a patient's medication management in real time

•

Offers clinical analysis and aggregates reports that optimize outcomes and show risk mitigation results

•

Compatible with third-party dispensing-systems

• Sophisticated alert functionalities and patient risk evaluation • Built-in module with capabilities to remove repetitive components of a comprehensive medication review

EireneRx

          EireneRx is our cloud-based medication decision-support and e-prescribing platform, which includes a computerized order entry module used by healthcare organizations to access patient medication-related information and utilize our personalized proprietary MRM Matrix. EireneRx provides a single version of a patient's medication profile, enabling prescribers and our pharmacists to collaborate on a patient's medication management in real time. The EireneRx platform provides a dashboard report that shows the results of the MRM Matrix. We have a team of pharmacists available to perform clinical analysis of the results and, when necessary, offer guidance to the prescriber based upon their assessment of the MRM Matrix and the individual patient's medical history. EireneRx provides several communication workflows through which our pharmacists can answer questions and make recommendations to prescribers.

          Medication decision-support tools and precision-dosing aides are presented to prescribers at the point-of-prescribing, during pharmacist consultation and at periodic patient reviews, providing detailed patient-specific information. These tools are Meaningful Use Stage I and II certified, meaning they qualify in determining eligibility for EHR incentive payments from CMS under the American Recovery and Reinvestment Act of 2009. EireneRx is integrated with our adherence-packaging pharmacies, which can deliver medications to our clients' patients nationally. The platform is also capable of sending prescriptions to substantially all pharmacies in the United States.

MedWise Advisor

          MedWise Advisor software provides the medication decision support components of EireneRx, primarily our MRM Matrix, to support clients seeking to manage their medication risk and improve medication outcomes and patient relationships by enhancing their existing systems. MedWise Advisor can be integrated with a variety of e-prescribing modules, EHRs, pharmacy management systems, clinical systems, case management platforms and other clinical databases. The software enables a prescribing environment where the physician prescribes medication with real-time pharmacist consultation. We have a team of pharmacists available to perform clinical analysis of the results and, when necessary, offer guidance to the prescriber based upon their review of the MRM Matrix and the individual patient's medical history. We believe MedWise Advisor is broadly applicable to all healthcare organizations that employ clinicians who prescribe medications and those with pharmacists or other clinicians that provide support to prescribers. We are currently working with managed care and behavioral health organizations that are utilizing MedWise Advisor to improve medication therapy outcomes, and we intend to target a broad range of healthcare systems, hospitals, post-acute providers, pharmacies and consumers with this solution.

NiaRx

          NiaRx is a cloud-based software platform designed to facilitate the cognitive practice of pharmacy through case-based learning utilizing the MRM Matrix. NiaRx is in use by six schools of pharmacy, with over 2,000 registered academic users, and is intended to build literacy and brand awareness of our suite of technology solutions with thought-leaders and students in the pharmacy educational community, and drive adoption in the professional pharmacy community.

Our Services

          Our clinical pharmacist collaboration service, adherence-packaging prescription fulfillment service and pharmacy cost management service are designed to improve patient experiences and outcomes and contain costs while our risk adjustment services help optimize revenue. The revenue models under these service contracts typically include payments on a per-member per-month basis, payments on a subscription basis and charges and dispensing fees for medication fulfillment for our clients' patients.

Clinical Pharmacist Collaboration

          We have a team of pharmacists available to perform medication risk analysis and offer guidance, including the clinical application of pharmacogenomic test results and data application, to the prescriber based upon their assessment of the MRM Matrix and the individual patient's medical history. Our clinical pharmacists provide these personalized medication recommendations predominantly through secure real-time messaging. Available 24/7, 365 days per year, this service supports the medication risk management clinical decision making process with medication safety recommendations and execution of the optimized medication regimen. We exchanged over 100,000 secure real-time messages per month as of June 2015.

Adherence-Packaging Prescription Fulfillment

          We operate three prescription fulfillment centers strategically located to efficiently distribute medications nationwide for our clients. Informed by each patient's personalized MRM Matrix, we package, synchronize and aggregate medications by day, time of day and dosage to increase the ease of adherence by patients to their optimized medication regimens. Using automated, robotic dispensing machines, our scalable, high-performance systems allow for an array of medication packaging options, including multi-dose deep well cards and multi-dose pouches. This service can be added to our EireneRx and MedWise Advisor software solutions.

          We purchase a substantial amount of our pharmaceutical products through a group purchasing organization, pursuant to a membership agreement. The group purchasing organization receives discounts on pharmaceutical product purchases from AmerisourceBergen Drug Corporation, our primary supplier.

Risk Adjustment

          We take a prospective approach to risk adjustment, going beyond the typical strategy of providing retrospective reviews and claims data analysis. We identify opportunities for efficiency and performance improvement in coding patterns, data integrity and diagnosis volumes and trends. Our consultants help clients to refine processes and systems to capture timely, complete and accurate claims data. Our team of expert physicians and nurse consultants trains client staff and providers about documentation and diagnosis coding, analyzes client data collection and submission processes and delivers meaningful analytics for understanding reimbursement complexities.

          Long-term optimization of risk adjustment outcomes is complex and, for many organizations, significantly affects financial performance. We specialize in helping clients optimize processes and systems to capture timely, complete and accurate data. Through these services, we currently help PACE and other healthcare organizations remain compliant with regulations, make reliable comparisons to internal and external benchmarks and identify high-volume/high-cost issues for quality program initiatives.

Pharmacy Cost Management

          We design, implement and manage pharmacy cost-containment strategies for our post-acute care clients. Pharmacy cost management services help our clients reduce risk, increase compliance and optimize spending. For many of our clients, excessive pharmacy costs are a common driver of shrinking profit margins. Complex contract language, atypical dispensing practices and a lack of recourse for pricing errors contribute to inaccurate pharmacy budgets, improper reimbursement and waste. Our analytics provide real-time reporting, simplify drug-spend data and are designed to create contract transparency for our clients. By simplifying and adding oversight to the adjudication process, we help clients avoid risks associated with managing pharmacy costs by preventing overpayments and ensuring appropriate reimbursements.

Our Clients

          Our clients are at-risk healthcare organizations, primarily PACE organizations, managed-care organizations, including government and commercial plans, post-acute care facilities, behavioral health organizations and other provider groups. We have strong and long-standing relationships with our clients, providing services under multi-year contracts. At the end of 2013 and 2014, we were serving 20 and 51 healthcare organizations, respectively, and this number had grown to 99 as of June 30, 2015. Our annual revenue retention rate was 100% and 95% for 2013 and 2014, respectively, and our client retention rate was 100% and 97%, respectively, which we believe reflects strong client satisfaction with our solutions. No single client accounted for more than 10% of our revenue during the six months ended June 30, 2015. For the year ended December 31, 2014, our two largest clients, Viecare Beaver and Viecare

Butler, together under common control, and On Lok Senior Health Services, accounted for 11% and 10% of our revenue, respectively. For the year ended December 31, 2013, our largest client, Viecare Beaver and Viecare Butler, together under common control, accounted for 15.9% of our revenue. We believe our clients view us as a trusted partner that shares their commitment to improving medication-related health outcomes and reducing overall healthcare costs.

Providers Serving Dual-eligible Patients

          The majority of our clients serve dual-eligible patients as of June 30, 2015. Dual-eligible patients, who are eligible for coverage under both Medicare and Medicaid, are typically among the most vulnerable and highest-acuity beneficiaries covered by the healthcare system, with some of the most complex medication requirements. They represent 21% of the Medicare population and 15% of the Medicaid population, but account for 36% of total Medicare costs and 39% of total Medicaid costs. Because of the high costs associated with care for these patients, the federal government and many states are implementing systems and service models to integrate care and align reimbursement under at-risk structures.

PACE Organizations

          PACE, a federal and state collaboration, is one growing model serving the dual-eligible patient population that focuses on averting institutional-based placement. PACE embodies many of the characteristics and trends affecting the healthcare industry as a whole. Our proof of concept was to provide medication risk management technology and services to PACE organizations, which are responsible for elderly patients, typically with complex medication regimens. Over the past four years, we have become the market-leader in providing PACE with medication risk management. Our PACE clients cover approximately 15% of the total PACE enrollees nationwide. However, the existing 40,000 PACE enrollees represent only 4% of the 900,000 total eligible individuals within current PACE service areas, according to a study we commissioned. In addition to personalized medication management, we also provide risk adjustment services and intend to provide pharmacy cost management services to PACE organizations.

Managed Care Organizations

          Since 2004, the number of beneficiaries enrolled in Medicare Advantage, or MA, plans has almost tripled from 5.3 million to 15.7 million in 2014 and is expected to grow to 22 million by 2020. MA is a capitated program with payment rates that are calculated based on the acuity of the patients served. Accordingly, patients are assigned relative risk scores based on diagnosis, which need to be documented accurately each year for appropriate reimbursement. We have become the market leader in risk adjustment and front-end coding for PACE organizations and we plan to continue to expand these services to other MA programs. We are also working with EmblemHealth, a comprehensive managed care organization, on a medication therapy management, or MTM, pilot program utilizing MedWise Advisor. The program provides EmblemHealth MTM pharmacists with the MRM Matrix to reference when making recommendations to the program's beneficiaries and prescribers. Furthermore, we believe our solutions are broadly applicable throughout the managed care landscape. According to the CBO, in 2014 there were approximately 54 million people in the United States covered under Medicare, 61 million people covered under Medicaid and 186 million people covered under commercial managed care. These numbers are expected to reach 64 million, 71 million and 216 million, respectively, by 2020.

Post-Acute Care Providers

          Post-acute care providers are increasingly operating in value-based care models. Under the BPCI, post-acute care providers, such as skilled nursing facilities, in-patient rehabilitation facilities and home health agencies, began to receive bundled payments for episodes of care. According to a recent report, more than 4,000 facilities and agencies have already signed up to participate in the BPCI program.

          We are currently working with Genesis HealthCare's short-stay post-acute rehabilitation division to provide several of its facilities with medication risk management for in-patients and upon discharge, adherence-packaging prescription fulfillment services. Genesis HealthCare is utilizing our technology to reduce readmissions and avoid the costly effects of uncoordinated medication management. Genesis HealthCare has requested that we service additional locations and work with other referral hospitals. Genesis HealthCare is currently evaluating the installation of the EireneRx platform for e-prescribing as part of this new model.

          We are also the market leader in pharmacy cost management solutions in the post-acute arena, helping facilities manage their pharmacy spend for their capitated patients. Our clients include more than 1,300 of the more than 15,400 post-acute facilities in the United States. We believe there are significant opportunities to cross-sell our medication risk management solutions within this client base.

Physician Provider Groups

          We currently serve physician provider groups through our risk adjustment services. We are also currently piloting programs providing our medication risk management solutions directly to physician provider groups that are under at-risk care models. We are working with Oak Street Health, a network of primary care clinics in the greater Chicago area whose physicians manage the dual-eligible population in a PACE-like model.

Behavioral Health Organizations

          According to the National Institute of Mental Health, in 2014 there were 13.6 million people in the United States with a chronic severe mental illness like schizophrenia, major depression or bipolar disorder. According to SAMHSA, total spending on mental health treatment is projected to increase from $147 billion in 2009 to $239 billion in 2020. For these individuals, in 2014, prescription medications were the most significant mental health spend, accounting for 30% of total expenditures by provider, more than total hospital costs, physician expenses and insurance administration, according to a 2014 study by HHS. Behavioral health organizations are increasingly operating under value-based care models, and according to the National Council for Behavioral Health, there are over 2,200 behavioral health organizations in the United States. We are currently involved in an intervention study with NHS Human Services, funded by the Polk (Hillman) Foundation, to evaluate the benefits of clinical interventions for 200 individuals.

Client Case Studies

          The following examples illustrate how we partner with healthcare organizations to help them reduce cost and improve quality, safety and patient experience through our medication risk management solutions.

Client Case Study 1

          Client 1 is a PACE organization that opened in 2008 and changed pharmacy service providers three times in three years. At the start of our engagement, the program had 189 participants and was struggling with lack of clinical medication decision support, ineffective processes to foster medication adherence, medication-related workflow inefficiencies and insufficient access to medications.

          We began working with Client 1 in November 2011, implementing EireneRx for e-prescribing, which had immediate uptake among prescribers and the clinic nursing staff. By the first quarter of 2012, Client 1 reported that it began to see results, including substantial reductions in emergency room visits, hospitalizations, length-of-stay and pharmacy errors that they attribute in part to our services. The PMPM medication costs, despite annual drug price increases by manufacturers, had an initial reduction and have remained stable. The organization's number of participants has increased nearly 50% since we began working with them.

Client Case Study 2

          Client 2 is a PACE organization that opened in 1998 providing clinical care primarily through nurse practitioners. As enrollment grew, the program struggled with a lack of clinical pharmacist support, limited on-site medication access and a disorganized medication delivery, packaging and refill request system.

          We began providing services to Client 2 in November 2013. As part of the implementation, a comprehensive medication reconciliation was conducted by a team of their nurse practitioners and our pharmacists, which reviewed each medication profile for baseline assessment of risk and medication regimens were optimized to enhance medication safety. Client 2 reported that 565 prescription medications were discontinued as a result of this process, which represented approximately 8% of the total prescription burden, thereby reducing waste and polypharmacy, which is the use of four or more medications by a patient. The ongoing collaboration with Client 2 focuses on their high-risk areas, including the creation of accurate medication profiles upon hospital admission. In the first quarter of 2014, Client 2 reported that it began to realize a reduction in hospitalization and emergency room visits compared to the same time in previous years, a reduction that they attribute in part to our services.

Intellectual Property

          We create, own and maintain a wide array of intellectual property assets which, in the aggregate, are of material importance to our business. Our intellectual property assets include: one patent and two patent applications related to our innovations, products and services; trademarks and trademark applications related to our brands, products and services; copyrights in software, documentation, content and databases; trade secrets relating to data processing, statistical methodologies, data security and other aspects of our business; and other intellectual property rights and licenses of various kinds. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed on a non-exclusive basis to use certain technology and other intellectual property rights owned and controlled by us.

          We rely on patent, copyright, trademark and trade secret laws as well as confidentiality agreements, licenses and other agreements with employees, consultants, vendors and clients. We also seek to control access to and distribution of our proprietary software, confidential information and know-how, technology and other intellectual property. We have one issued patent (U.S. Pat. No. 6,937,154) and two patent applications pending in the United States. Our patent expires on August 21, 2021.

          We own and use trademarks in connection with products and services, including both unregistered common law marks and issued trademark registrations in the United States. Our material trademarks, service marks and other marks include: EireneRx®, Medication Risk Mitigation by CareKinesis®, MedWise Advisor®, NiaRx®, CareVentions™, Tabula Rasa HealthCare™, Medliance™, Capstone Performance Systems™, Medication Risk Mitigation™ and Medication Risk Mitigation Matrix™. We also have trademark applications pending to register marks in the United States.

Our Competitive Landscape

          We compete with a broad and diverse set of businesses. We believe the competitive landscape is highly fragmented with no single competitor offering similarly expansive capabilities and solution offerings in medication risk management. Our competitive advantage is largely based on our analytical capabilities, healthcare industry expertise, breadth and depth of services, intellectual property, the size and quality of our underlying datasets and benchmarks, ease of use, reputation, innovation, security, price, reliability and client service. Our primary competitive challenge is to demonstrate to our existing and potential clients the value of utilizing our platforms rather than developing or assembling their own alternative capabilities or utilizing providers offering a subset of our services. However, we believe that the combination of our competitive strengths and successful culture of innovation, including our industry-leading analytics, the real-world-tested nature of our platforms and subject matter expertise of our associates, make it time and cost prohibitive for our clients or competitors to replace or replicate all that we offer without facing material risk.

          While we believe that no competitor provides the breadth of our suite of solutions, we nevertheless compete with other companies with regards to specific products or solutions and markets or care settings. We compete with various large and small healthcare data analytics services and consulting companies as well as community or long-term care pharmacies, national pharmacy providers and genomic testing labs. We expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. The anticipated growth in healthcare spending, the shift to a value-based payment model, the rise of consumerism and changes in government regulation may draw increasing attention to healthcare data and analytics, and new competitors, such as management consultants, technology companies and start-ups may enter the market, and we may face increased competition from these sources.

Healthcare Regulatory Environment

          We operate in a highly regulated industry and our business operations must comply with a number of complex and evolving federal and state agency requirements. While we believe we comply in all material respects with applicable healthcare laws and regulations, these laws can vary significantly from jurisdiction to jurisdiction, and the state and federal interpretation of existing laws and regulations, and their enforcement, may change from time to time. Additionally, a state or federal government enforcement body may disagree that we are in material compliance with applicable healthcare laws and regulations. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business.

          A non-exhaustive list of federal and state statutes, regulations, sub-regulatory guidance and contractual provisions that may apply to our business activities include:

Healthcare Reform

          In 2010, Congress passed major health reform legislation, mostly through the ACA. Generally, the ACA was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. While not all of these reforms affect our business directly, many affect the coverage and plan designs that are or will be provided by many of our clients. Consequently, these reforms could impact some or many of our business arrangements directly or indirectly.

          Given that certain regulations implementing ACA are still being formulated and finalized, and given that sub-regulatory guidance is still being promulgated by federal agencies, such as HHS and the Internal Revenue Service, and state agencies, we cannot predict with any certainty the outcome of any future legislation, regulation or litigation related to healthcare reform.

PACE Organizations

          Our partnership with PACE organizations is a significant source of our current revenue stream. The PACE program is a unique, comprehensive managed care benefit for certain frail elderly individuals, most of whom are dually eligible for Medicare and Medicaid benefits, provided by a not-for-profit or public entity. The PACE program features a comprehensive medical and social service delivery system using an interdisciplinary team approach in an adult day health center that is supplemented by in-home and referral services in accordance with participants' needs. Financing for the program is capped, which allows providers to deliver all services participants need rather than only those reimbursable under Medicare and Medicaid fee-for-service plans. PACE is a program under Medicare, and states can elect to provide PACE services to Medicaid program beneficiaries as an optional Medicaid benefit. The PACE program becomes the sole source of Medicaid and Medicare benefits for PACE participants.

          As PACE organization contractors, we are subject to numerous contractual obligations imposed by our partner organizations, as well as to various audit and certification requirements.

HIPAA Healthcare Fraud Provisions

          HIPAA also created additional federal criminal statutes regarding fraud. Specifically, the HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, and willfully obstructing a criminal investigation of a healthcare offense. The HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Those found to have aided in a violation of these prohibitions are deemed by statute to have committed the offense and are punishable as a principal offender.

State and Federal Data Privacy and Security Laws

          We process, collect, use and disclose individual patient data for patients directly or for our clients and therefore, are subject to various laws protecting privacy and security of the patient information. Certain segments of our company qualify as a "Covered Entity" under HIPAA, and others qualify as a "Business Associate" to our partners who are Covered Entities and as such we are required to comply with HIPAA and HITECH, as implemented through regulations promulgated thereunder by HHS, including the HIPAA Omnibus Final Rule, the HIPAA Privacy Rule and the HIPAA Security Rule. HIPAA generally requires Covered Entities and their Business Associates to adopt certain safeguards to ensure the privacy and security of protected health information, or PHI, and to limit uses and disclosures of such PHI to those permissible under the law. When Covered Entities utilize Business Associates to provide services, pursuant to which the Business Associate may access the Covered Entity's PHI, the parties must enter into a Business Associate agreement through which the Business Associate must contractually agree to safeguard PHI in certain ways and to notify the Covered Entity of improper uses or disclosures of PHI.

          Covered Entities and Business Associates are required to have written policies and procedures addressing HIPAA compliance and must designate a Security Officer to oversee the development and implementation of the policies and procedures related to the safeguards to protect privacy of electronic PHI. Covered Entities must also designate a Privacy Officer, although the Privacy Officer and the Security Officer may be the same person. As part of their security policies and procedures, Covered Entities and Business Associates are required to conduct periodic risk assessments to identify vulnerabilities to electronic PHI. Additionally, Covered Entities and Business Associates are required to train all employees on their HIPAA policies and procedures. Further, in the event of a breach of PHI as defined by HIPAA, Covered Entities must notify affected individuals, HHS and sometimes the media, as well as take steps to mitigate damage, and they may be subject to fines and penalties. HIPAA violations can result in significant civil monetary penalties and/or imprisonment for up to ten years depending on the facts surrounding the violation.

          Many states also have similar data privacy and security laws that track federal requirements or impose different and/or more stringent conditions for use and disclosure of protected health information. Failure to comply with these laws may also result in the imposition of significant civil and/or criminal penalties.

Food, Drug and Cosmetic Act and Implementing Regulations

          Some technologies and software applications used in connection with healthcare analytics and genomic testing and analysis are considered medical devices and are subject to regulation by the FDA. FDA and state regulators, such as state boards of pharmacy, also regulate drug packaging and repackaging. If any of our current or future services, technologies or software applications are regulated by the FDA as medical devices, we would be subject to various statutes, regulations and policies enforced by the FDA and other governmental authorities, such as the Federal Trade Commission, including both premarket and post-market requirements. Similarly, our drug packaging activities must comply with the applicable FDA and state statutes, regulations and policies. Noncompliance with applicable FDA or state requirements, including those related to the pre-market and post-market approval requirements for medical devices or repackaged drug products, can result in an enforcement action that could substantially harm our business.

Anti-Kickback Laws

          The federal Anti-Kickback Statute, or AKS, makes it unlawful for individuals or entities, among other things, to knowingly and willfully solicit, offer, receive or pay any kickback, bribe or other remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce or reward the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal healthcare program, or the purchase, lease or order, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under a federal healthcare program. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from federal healthcare programs. The federal AKS is an intent-based statute, but following amendment from the ACA, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, the failure of an arrangement to satisfy all elements of an AKS safe harbor will not necessarily make it illegal, but it may subject that arrangement to increased scrutiny by enforcement authorities. The federal AKS is applicable to us as operators of specialty pharmacies, contractors to health plans and providers, as well as contractors to various federal healthcare program payors. When our compensation arrangements implicate the AKS and/or state anti-kickback laws we evaluate whether we believe they fall within one of the safe harbors. If not, we consider the factors to identify the intent behind such arrangements and the relative risk of fraud and abuse. We also design business models that seek to reduce the risk that any such arrangements might be viewed as abusive and trigger AKS scrutiny or claims.

          In addition to the federal AKS, many states have anti-kickback prohibitions that may apply to arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors.

Federal and State Self-Referral Laws

          The federal physician self-referral law, often referred to as the Stark Law, with limited exceptions, prohibits physicians from referring Medicare Program or Medicaid patients to an entity for the provision of certain designated health services, among them outpatient prescription medications, if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership or investment interest or a compensation arrangement) with the entity. The Stark Law also prohibits the entity from billing Medicare or Medicaid for such designated health services. A referral that does not fall within a statutory exception is strictly prohibited by the Stark Law. A violation of the Stark Law is punishable by civil sanctions, including significant fines and exclusion from participation in Medicare and Medicaid Programs.

          We evaluate when these physician (or immediate family member) financial arrangements are created to strive to ensure we do not enter into a prohibited financial relationship and design structures that satisfy exceptions under the Stark Law.

          Our business may implicate federal and state physician self-referral laws to the extent our pharmacy, a designated health services entity, has financial arrangements in the form of ownership, investment or compensation with referring physicians or a referring physician's immediate family member. No physician has an ownership or investment interest in our business, but our pharmacy may have compensation arrangements with physicians who serve on its Clinical Advisory Panel and who order designated health services for patients enrolled in a PACE program. If any such compensation arrangements exist, we believe such compensation arrangements fall within an exception to the physician self-referral prohibition.

          A number of states have statutes and regulations that prohibit the same general types of conduct as those prohibited by the Stark Law, but some have even broader application, extending beyond Medicare and Medicaid Programs and including commercial and self payors.

Federal and State False Claims Acts

          The federal false claims and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil liability on individuals and entities that, among other things, knowingly submit, or cause to be submitted, false or fraudulent claims for payment to the federal government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. The civil False Claims Act provides for treble damages and mandatory and significant minimum penalties per false claim or statement ($5,500 to $11,000 per false claim). The qui tam or whistleblower provisions of the civil False Claims Act permit a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. Our future activities relating to the manner in which we sell and market our services may be subject to scrutiny under these laws. False Claims Act qui tam lawsuits in healthcare are common, although the government often declines to pursue such actions following investigation. Analogous state false claims laws also may apply to our sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors.

Other State Laws

          The vast majority, if not all states have laws regulating licensure, registration and certification of pharmacies, pharmacists, pharmacy technicians and other pharmacy personnel. We are licensed in all states that require such licensure in which we do business and believe that we substantially comply with all state licensing laws applicable to our business. Where required by law, we also have pharmacists licensed in all states in which we dispense. If we violate state pharmacy licensure laws or engage in conduct prohibited under our license, we could be subject to enforcement action, including but not limited to suspension or loss of such pharmacy license

          The U.S. Drug Enforcement Administration, as well as some similar state agencies, requires our pharmacy locations to individually register in order to handle controlled substances, including prescription pharmaceuticals. Federal and various state laws also regulate specific labeling, reporting and record-keeping aspects related to controlled substances. We maintain U.S. Drug Enforcement Administration registrations for each of our facilities that require such registration and follow procedures intended to comply with all applicable federal and state requirements regarding dispensing controlled substances.

Employees

          As of September 30, 2015, we had 174 employees. Of those employees, 112 provide direct client service, including 36 who are clinical pharmacists who perform medication risk analysis and offer guidance, seven are involved in sales, marketing and client support, 29 are involved in software development and 26 are devoted to information technology, administrative and financial activities. None of our employees are represented by labor unions or subject to collective bargaining agreements and all of our employees currently work in the United States. We consider our employee relations to be good.

Facilities

          Our corporate headquarters is located in Moorestown, New Jersey, where we occupy 15,045 square feet of space. At our corporate headquarters, 6,160 square feet is utilized for pharmacy dispensing under a lease agreement that expires in September 2015, at which time we expect to extend the use of this space on a month-to-month basis, and 8,885 square feet is utilized for office space under a lease agreement that expires in March 2016. We have entered into lease agreements for approximately 75,000 additional square feet, which are expected to expire in September 2027, to be used as our corporate headquarters and for pharmacy dispensing upon the expiration of the existing lease. In addition, we lease an aggregate of 16,584 square feet at the following locations: Boulder, Colorado; Charleston, South Carolina; San Francisco, California; St. Louis, Missouri; and Phoenix, Arizona. This includes 9,599 square feet dedicated to pharmacy dispensing in Boulder, Colorado and San Francisco, California.

          We believe that our properties are adequate for our business as presently conducted.

Legal Proceedings

          We are not currently party to any material legal proceedings. From time to time, however, we may be a party to litigation and subject to claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

          The following table sets forth the name, age and position of each of our executive officers, directors and key employees.

Name	Age	Position
Executive Officers and Directors
Dr. Calvin H. Knowlton	66	Chief Executive Officer, Chairman of the Board of Directors
Dr. Orsula V. Knowlton	47	President, Director
Brian Adams	34	Chief Financial Officer
Glen Bressner	54	Director
Daniel Lubin	55	Director
Bruce Luehrs	62	Director
A Gordon Tunstall	71	Director
Key Employees
Dr. Robert L. Alesiani	58	Chief Pharmacotherapy Officer
Joseph J. Filippoli	50	Chief Information Officer
Jacques Turgeon	56	Chief Scientific Officer

(1)
Member of the Audit Committee.
(2)
Member of the Compensation Committee.
(3)
Member of the Nominating and Corporate Governance Committee.

Executive Officers and Directors

          Dr. Calvin H. Knowlton, BScPharm, MDiv, PhD.    Dr. Calvin Knowlton is our co-founder and has served as our Chairman and Chief Executive Officer since June 2014. He has served as Chairman and Chief Executive Officer of CareKinesis since May 2009. Dr. Calvin Knowlton founded excelleRx Inc., a national hospice medication management pharmacy serving the elderly, where he acted as President and Chief Executive Officer from April 1995 through July 2007. Dr. Calvin Knowlton has served on the Board and Executive Committee of the Coriell Institute for Medical Research since 2009, and the Evergreens Continuing Care Retirement Community Board of Trustees since 2011. He has chaired the Board of Coriell Life Sciences, Inc. since 2011 and has served as a founding member of the Board of the Cooper Medical School of Rowan University since 2011. Dr. Calvin Knowlton served on the Board of St. Christopher's Hospital for Children in Philadelphia from 2005 to 2011. Dr. Calvin Knowlton has been a member of the APhA Pharmacogenomics Task Force, as well as the national Pharmacogenomics Advisory Group since 2010 and 2011, respectively. Dr. Calvin Knowlton served as President of the American Pharmacists Association from 1994 to 1996, and President of the American Pharmacist Association Foundation from 2008 to 2009. Dr. Calvin Knowlton was awarded the highest national honor in pharmacy, the Remington Honor Medal, in 2015. Dr. Calvin Knowlton received his pharmacy degree from Temple University, his Divinity degree from Princeton Theological Seminary and his Ph.D. in Pharmacoeconomics from the University of Maryland. Dr. Calvin Knowlton is married to Dr. Orsula Knowlton. The board of directors believes that Dr. Calvin Knowlton's extensive healthcare services and technology experience, coupled with previous experience founding companies, brings valuable observations to the board of directors on a broad range of matters relating to healthcare services and technology company operations and regulatory interactions.

          Dr. Orsula V. Knowlton, BScPharm, PharmD, MBA.    Dr. Orsula Knowlton is our co-founder and has served as our President since June 2014. She has served as President and a director of CareKinesis since May 2009. She served in numerous positions, including Vice President and Chief Marketing, New Business Development and Strategy Officer, of excelleRx, Inc. from April 1995 through July 2007. Dr. Orsula Knowlton currently serves on the Board of Trustees, a position she has held since 2009, and has chaired the Quality Committee for Samaritan Hospice, Marlton, NJ since 2012. She has been a member of the Board of Trustees for the West Jersey Chamber Music Society from 2009. Dr. Orsula Knowlton served on the Dean's Advisory Board, School of Public Health, Drexel University, Philadelphia from 2008 through 2011; the founding Dean's Advisory Board of Jefferson School of Pharmacy, Philadelphia, PA from 2009 through 2012; the Board of Advisors for the George Washington Institute on Spirituality and Health, Washington, DC from 2009 through 2012; and the Board of Trustees for Family Services, Mt. Holly, NJ (Oaks Integrated Care) from 2009 through 2012. Dr. Orsula Knowlton graduated from the University of the Sciences School of Pharmacy and Temple University's executive Masters in Business Administration program. Dr. Orsula Knowlton is married to Dr. Calvin Knowlton. The board of directors believes that Dr. Orsula Knowlton is qualified as a director based on her extensive marketing and strategy experience in the healthcare services and technology industry, coupled with her previous experience founding companies.

          Brian W. Adams.    Mr. Adams has served as our Chief Financial Officer since June 2014, and prior to that served as Vice President of Finance and Director of Finance for CareKinesis since October 2011. From September 2007 through October 2011, Mr. Adams served as Senior Financial Analyst, Manager of Finance and Associate Director of Finance and Accounting at KPMG LLP. Mr. Adams served as the Manager of Financial Planning and Analysis of excelleRx, Inc. from July 2005 through September 2007. Mr. Adams graduated from The University of Richmond, Robins School of Business with a Bachelor of Science in Business Administration with a concentration in finance.

          Glen Bressner.    Mr. Bressner has served as a member of our board of directors since June 2014, and as a director of CareKinesis since August 2010. Since September 2008, Mr. Bressner has served as a Managing Partner for Originate Ventures, a venture capital investment firm targeting early stage companies in the Mid-Atlantic region with a focus on medical devices, healthcare, consumer, information technology, web-based and commercial products. Mr. Bressner has been a Managing Partner with Mid-Atlantic Venture Funds since October 1985 and combined its fifth fund to help establish Originate Ventures. Mr. Bressner is Vice Chairman of NASDAQ-listed Innovative Solutions and Support Inc., a provider of flat panel display systems to the aerospace industry, and currently serves as the Chairman of its Audit Committee. Over his career, Mr. Bressner has served on the board of various health-related companies, including Access Health, Inc., UltraCision, Inc., CareGain, Inc. and FSAstore.com, Inc. Mr. Bressner has been a Partner and board member of Alum-a-Lift, Inc. since January 1987. He is currently a member of the Board of Governors of St. Christopher's Hospital for Children. The board of directors believes that Mr. Bressner's experience in venture capital makes him a valuable member of our board of directors.

          Daniel Lubin.    Mr. Lubin has served as a member of our board of directors since June 2014, and as a director of CareKinesis since June 2013. Mr. Lubin has been a Managing Partner and co-founder of Radius Ventures, LLC, which acts as the investment advisor to the Radius Funds, a venture capital firm that invests in leading-edge, growth equity and expansion-stage health and life sciences companies, since 1997. Prior to co-founding Radius, Mr. Lubin was a Director in the Investment Banking Division of Schroder Wertheim & Co., with co-responsibility for managing the firm's Health Care Group from 1994 through 1997. In 1991, Mr. Lubin co-founded and was Managing Director of KBL Healthcare, Inc., a health and life science venture capital and investment banking organization, and served as President and Chief Operating Officer of KBL Healthcare Acquisition Corp. from 1991 through 1994. Mr. Lubin earned a Bachelor of Science in Foreign Service from the Georgetown University School of Foreign Service and a Masters in Business Administration from Harvard Business School. The board of directors believes Mr. Lubin is a valuable addition to the board of directors because of his experience in investing in the healthcare services and information technology sectors.

          Bruce Luehrs.    Mr. Luehrs has served as a member of our board of directors since June 2014, and as a director of CareKinesis since August 2010. Mr. Luehrs has served as the Managing Partner of Rittenhouse Ventures since January 2015, and its predecessor fund Emerald Stage2 Ventures, an early stage venture fund, since its founding in 2007. Prior to joining Rittenhouse Ventures, Mr. Luehrs was a Partner at Penn Valley Capital from July 2006 through June 2007 and a Partner at the Edison Venture Fund from December 1997 through June 2006. Mr. Luehrs previously served as a director of Octagon Research, Cadient and Innaphase. Mr. Luehrs received a Masters in Business Administration from the Kellogg School of Management at Northwestern University following graduation from Duke University with a Bachelor of Arts in Economics. The board of directors believes Mr. Luehrs' prior director experience across the healthcare technology arena and his specific healthcare experience in pharmaceutical information technology makes him a valuable member of the board of directors.

          A Gordon Tunstall.    Mr. Tunstall has served as a member of our board of directors since June 2014 and as a director of CareKinesis since February 2012. Mr. Tunstall founded Tunstall Consulting, Inc. in 1980, which provides entrepreneurs with advisory services developing growth capital in the institutional capital markets. Mr. Tunstall has served as director on several boards, including excelleRx, Inc., Kforce Inc., Health Insurance Innovations, Inc., Advanced Lighting Technologies, Inc., JLM Industries, Inc., Horizon Medical Products, Inc., Discount Auto Parts, Inc., L.A.T. Sportswear and OrthoSynetics, Inc. (formerly Orthodontic Centers of America, Inc.). Mr. Tunstall is a CPA. Mr. Tunstall attended Widener College and received a Bachelor of Science in accounting. Because of his strong background of service on the boards of directors of numerous companies, his vast industry experience and his background as a successful strategic consultant for over 35 years advising a large number of companies in a variety of industries, the board of directors believes Mr. Tunstall has the qualifications and expertise necessary to serve on our board of directors.

Key Employees

          Robert L. Alesiani, Jr., PharmD, CGP.    Dr. Alesiani has served as our Chief Pharmacotherapy Officer since June 2014, and prior to that held the same position at CareKinesis since October 2009. From January 2009 through September 2009, Dr. Alesiani was the Senior Vice President of Clinical Pharmacy Operations for RevolutionCare, Inc. From August 2007 through December 2008, Dr. Alesiani was the Pharmacist in Charge at Stoke Compounding Pharmacy. Dr. Alesiani served as the Director of Compounding, then the Pharmacist Leader for excelleRx from June 1996 through July 2007. Dr. Alesiani was responsible for the education and oversight of more than 60 clinical pharmacists and pharmacy technicians and was responsible for formulating unique dosage forms for medication administration for the hospice patients. From December 1994 through May 1996, Dr. Alesiani was the Site Director and Clinical Pharmacist until 1996 when he became the Director of the Clinical Intake and Assessment Center at Hospice Pharmacia. From May 1987 through November 1994, Dr. Alesiani was the Director of Institutional Pharmacy and Clinical Community Pharmacist at Amherst Pharmacy. Dr. Alesiani is a Certified Geriatric Pharmacist who received his bachelor's degree in Marine Sciences from The Richard Stockton University of New Jersey, a bachelor's degree in Pharmacy from the University of the Sciences in Philadelphia and his doctorate in Pharmacy from the University of Florida.

          Joseph J. Filippoli.    Mr. Filippoli has served as our Chief Information Officer since June 2014, and as the Senior Vice President for CareKinesis since January 2012. From February 2008 through January 2012, Mr. Filippoli served as the Director of Information Management, leading the Enterprise Analytics and Reporting Department in Information Services, at The Children's Hospital of Philadelphia. Mr. Filippoli founded and served as President of JF Technology Advisors consulting firm from August 2007 to February 2008. From February 2000 through August 2007, he served as the Senior Vice President & Chief Technology Officer for excelleRx, Inc. Mr. Filippoli also served in technology management at Christiana Care Health System in Delaware from March 1998 through February 2000, and as Director of Management Information Systems and Chief Technology Architect at Delaware Park Casino from 1995 through March 1998. Mr. Filippoli received his Masters in Business Administration from Drexel University. Mr. Filippoli is a son-in-law of Dr. Calvin Knowlton.

          Jacques Turgeon, PhD.    Dr. Turgeon has served as our Chief Scientific Officer since September 2015. Dr. Turgeon served as the Chief Executive Officer of the Centre hospitalier de l'Universite de Montreal, the major francophone university hospital in the province of Quebec, from April 2015 to September 2015, and was previously the Executive Director beginning in June 2014. From April 2007 to June 2014, Dr. Turgeon was the Director of the Research Center of the Centre hospitalier de l'Université de Montréal. Dr. Turgeon was Dean of the Faculty of Pharmacy at the Université de Montréal where he is a professor in drug metabolism, pharmacokinetics and pharmacogenomics. Dr. Turgeon received his Bachelor of Science in Pharmacy from l'Université Laval in Quebec City followed by a Master of Science in pharmacokinetics and a Ph.D. in drug metabolism from the same institution. Dr. Turgeon completed post-doctoral studies in the department of Clinical Pharmacology at Vanderbilt University.

Board Composition and Election of Directors

Board Composition

          Our board of directors currently consists of six directors, four of whom qualify as independent directors under the rules and regulations of the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market, LLC, or NASDAQ.

          Effective upon the completion of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. The members of the classes will be divided as follows:

  •
  the class I directors will be           and           , and their term will expire at the annual meeting of stockholders to be held in 2016;

  •
  the class II directors will be           and           , and their term will expire at the annual meeting of stockholders to be held in 2017; and

  •
  the class III directors will be           and           , and their term will expire at the annual meeting of stockholders to be held in 2018.

          Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

          We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

          Rule 5605 of the NASDAQ Marketplace Rules, or the NASDAQ Listing Rules, requires that a company listing in connection with its initial public offering must meet the following requirements (1) for its audit, compensation and nominating committees, (a) one member satisfying the independence requirements applicable to such committees described below at the time of listing, (b) a majority of members satisfying such requirements within 90 days of listing and (c) all members satisfying such requirements within one year of listing; and (2) independent directors compose a majority of the listed company's board of directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company's audit committee, compensation committee and nominating committee (to the extent that the listed company select or recommend director nominees through a nominating committee instead of independent directors constituting a majority of the board of directors' independent directors), be independent and that audit committee members and compensation committee members also satisfy additional independence criteria. Under NASDAQ Listing Rule 5605(a)(2), a director will only qualify as "independent" if the person meets the independence criteria listed therein and, in the opinion of our board of directors that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NASDAQ Listing Rule 5605(c)(2), audit committee members must also meet the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, under which a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. Under NASDAQ Listing Rule 5605(d)(2), members of the compensation committee must also satisfy additional independence requirements under which the board of directors of the listed company must consider, in affirmatively determining the independence of a director who will serve on the compensation committee, all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to, the source of compensation of such director, including any consulting, advisory or other compensatory fee from the listed company, and whether the compensation committee member is affiliated with the listed company, any of its subsidiaries or an affiliate of a subsidiary of the listed company.

          In                          2015, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family and other relationships, including those relationships described under "Transactions with Related Persons," our board of directors determined that each of our directors, with the exception of Drs. Calvin and Orsula Knowlton, is an "independent director" as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Drs. Calvin and Orsula Knowlton are not considered independent because they currently serve as our Chief Executive Officer and President, respectively. Our board of directors also determined that each member of the audit, compensation and nominating and corporate governance committees satisfies the independence standards for such committees established by the SEC and the NASDAQ Listing Rules. In making these determinations regarding the independence of our directors, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and the Role of the Board in Risk Oversight

Board Leadership Structure

          The positions of our chairman of the board and chief executive officer are combined, our board of directors does not have a policy on whether the role of the chairman and the chief executive officer should be separate and believes it should maintain flexibility to select a chairman and board leadership structure from time to time. Currently, the board of directors believes that it is in the best interests of the company and its stockholders for Dr. Calvin Knowlton to serve in both roles given his knowledge of the company and industry.

Role of the Board in Risk Oversight

          We face a number of risks, including those described in the section titled "Risk Factors". Our board of directors believes that risk management is an important part of establishing, updating and executing the company's business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the company. Our board of directors focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of the company's senior management on areas of material risk to the company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate the effects of risks on the company.

          The audit committee, as part of its responsibilities, oversees the management of financial risks, including accounting matters, liquidity and credit risks, corporate tax positions, insurance coverage and cash investment strategy and results. The audit committee is also responsible for overseeing the management of risks relating to the performance of the company's internal audit function, if required, and its independent registered public accounting firm, as well as our systems of internal controls and disclosure controls and procedures. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation and overall compensation and benefit strategies, plans, arrangements, practices and policies. The nominating and corporate governance committee oversees the management of risks associated with our overall compliance and corporate governance practices, and the independence and composition of our board of directors. These committees provide regular reports, on at least a quarterly basis, to the full board of directors.

Committees of the Board

          Our board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

          The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee also prepares the audit committee report that the SEC requires to be included in our annual proxy statement.

          The members of the audit committee are                          , and                          serves as chair of the audit committee. Each member of the audit committee qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that                           qualifies as an "audit committee financial expert" as such term is currently defined in Item 407(d)(5) of Regulation S-K. The audit committee has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Compensation Committee

          The compensation committee approves the compensation objectives for the company, approves the compensation of the chief executive officer and approves or recommends to our board of directors for approval the compensation for other executives. The compensation committee reviews all compensation components, including base salary, bonus, benefits and other perquisites.

          The members of the compensation committee are                          , and                          serves as chair of the compensation committee. Each member of the compensation committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act, each is an outside director as defined by Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and each is an independent director as defined by the NASDAQ Listing Rules, including NASDAQ Listing Rule 5605(d)(2). The compensation committee has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Nominating and Corporate Governance Committee

          The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board and the board committees. In addition, the nominating and corporate governance committee is responsible for developing and recommending to our board, corporate governance guidelines applicable to the company and advising our board on corporate governance matters.

          The members of the nominating and corporate governance committee are                          and                           serves as chair of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an independent director as defined by the NASDAQ Listing Rules. The nominating and corporate governance committee has adopted a written charter that satisfies the applicable standards of the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Code of Business Conduct and Ethics

          We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon completion of this offering, we will post the code of business conduct and ethics on our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website to the extent permitted by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee has ever been an officer or employee of the company. None of our executive officers serves, or has served during the last three year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

EXECUTIVE COMPENSATION

          This section discusses the material components of the executive compensation program for our executive officers who are named in the "2014 Summary Compensation Table" below. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two other most highly compensated executive officers. In 2014, our chief executive officer and our two other highest-paid executive officers, referred to collectively as our "named executive officers", were as follows:

  •
  Dr. Calvin Knowlton, Chief Executive Officer;

  •
  Dr. Orsula Knowlton, President; and

  •
  Brian Adams, Chief Financial Officer.

          We review compensation annually for all employees, including our named executive officers. In setting base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, individual performance as compared to our expectations and objectives, our desire to motivate our named executive officers to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

          This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2014 Summary Compensation Table

          The following table sets forth information for the year ended December 31, 2014, regarding compensation awarded to or earned by our named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Dr. Calvin Knowlton	2014	277,025	61,695	102,000	56,311	497,031
Chief Executive Officer
Dr. Orsula Knowlton	2014	247,539	60,366	95,840	10,634	414,379
President
Brian Adams	2014	188,879	17,179	47,500	8,999	262,557
Chief Financial Officer

(1)
Amounts shown include $10,830, $9,675 and $3,640 for Drs. Calvin and Orsula Knowlton and Mr. Adams, respectively, as payment of accrued but unused paid time off in excess of 80 hours in accordance with our paid time off policy applicable to all employees.

(2)
Amounts reflect the grant date fair value of option awards granted in accordance with FASB ASC Topic 718. Our named executive officers will only realize compensation to the extent the market price of our common stock is greater than the exercise price of such stock options. For information regarding assumptions underlying the valuation of equity awards, see Note 13 to our financial statements appearing at the end of this prospectus.

(3)
Amounts reflect annual performance bonuses paid under our short-term incentive compensation program, as discussed in the "Short-Term Incentive Compensation" section.

(4)
Includes the following additional compensation:

Name and Principal Position	Year	Company Contribution to 401(k) Plan ($)	After-Tax Retirement Payment(a) ($)	Health and Welfare Benefits(b) ($)	Executive Life Insurance Program(c) ($)	Perquisites(d) ($)
Dr. Calvin Knowlton	2014	5,590	2,873	24,388	8,543	12,903
Chief Executive Officer
Dr. Orsula Knowlton	2014	5,253	2,687	—	680	—
President
Brian Adams	2014	4,165	2,042	—	778	—
Chief Financial Officer

(a)
This amount reflects the value of the after-tax retirement payment in the amount of 3% of base salary made to each of the named executive officers under the retirement policy applicable to all employees prior to the second quarter of 2014.

(b)
Includes the premiums paid for our medical plan for Dr. Calvin Knowlton, covering both him and Dr. Orsula Knowlton, which are fully paid by us, as discussed below in the "Other Benefits" section.

(c)
Includes premiums paid for our executive life insurance program, discussed below in the "Other Benefits" section.

(d)
The aggregate amount of perquisites does not exceed $10,000 per annum for each of the named executive officers, except for Dr. Calvin Knowlton. The amount reported here for Dr. Calvin Knowlton reflects the value of country club and social club dues paid by us, discussed below in the "Other Benefits" section.

Narrative to Summary Compensation Table

Employment Agreements

          During 2014, none of our named executive officers was party to an employment agreement with the company. In connection with, and prior to the completion of, this offering, we expect to enter into employment agreements with each of our named executive officers.

Incentive Compensation

          We award both short-term and long-term incentive compensation to our named executive officers.

Short-Term Incentive Compensation

          We pay annual performance bonuses to reward the performance achievements of our named executive officers. We generally pay these bonuses in cash, and an executive must be employed by us on the pay date to receive a bonus. Each named executive officer is assigned a targeted maximum payout, expressed as a percentage of his or her base salary for the year, which varies by his or her compensation tier. Each named executive officer's annual performance bonus is generally determined based on our achievement of company objectives. Our company objectives generally relate to the achievement of pre-established performance goals based on company-wide business objectives.

          The performance objectives are generally objectively determinable and measurable and their outcomes are uncertain at the time established. When we set the 2014 objectives, we considered them to be ambitious, but attainable and designed to cause annual performance bonus payments to reflect meaningful performance requirements. For 2014, our company objectives were achievement of designated levels of profitable growth, client satisfaction and retention, efficient and quality production and regulatory and departmental compliance. In 2014, the actual bonuses paid reflect that our objectives were achieved at 100% of target. For 2014, the target bonus and actual payout for our named executive officers are set forth in the table below:

Name	Target Bonus ($)	Actual Payout ($)
Dr. Calvin Knowlton	102,000	102,000
Dr. Orsula Knowlton	95,840	95,840
Brian Adams	47,500	47,500

Long-Term Incentive Compensation

          We award long-term incentive awards to our named executive officers under the 2014 Equity Compensation Plan, discussed below in the "Equity Compensation Plan" section. In addition, our named executive officers participate in three long-term incentive programs that were adopted on June 28, 2013. Each of these programs is designed to drive our performance through a change in control transaction or initial public offering.

  Special Equity Award Pool

          The board of directors established an employee equity award pool of 2,626,188 shares of common stock under the 2014 Equity Compensation Plan for purposes of granting equity-based compensation awards, including stock options, to employees until June 28, 2018. We make annual stock option grants to certain employees, including our named executive officers, under the 2014 Equity Compensation Plan using shares from this pool. The exercise price of stock options is the fair market value of our common stock as determined by our board of directors on the date of grant. Our stock options typically vest over a four-year period, subject to continued employment or association with us, and generally expire five or ten years after the date of grant. Incentive stock options, or ISOs, also include terms necessary to assure compliance with the applicable provision of the Code. In connection with this offering, any remaining shares in the pool will be granted as restricted stock to certain of our executives, including our named executive officers, as allocated in the discretion of our Chief Executive Officer, Dr. Calvin Knowlton.

  Leadership Exit Bonus Plan

          In June 2014, we entered into a Letter Agreement with Radius, pursuant to which we established the Leadership Exit Bonus Plan, whereby certain of our executives, including our named executive officers, participate in a change in control transaction or initial public offering with respect to us based on proceeds received by Radius in connection with such event as described below.

          Payments under our Leadership Exit Bonus Plan, if any, will be based on a value of up to $4.0 million, which pursuant to the terms of the plan will be allocated at the discretion of Dr. Calvin Knowlton. All of our named executive officers, Joseph Filippoli and two additional key employees are entitled to participate in the Leadership Exit Bonus Plan.

          In the event of our initial public offering where Radius is permitted to sell in such offering shares of our capital stock, owned by Radius, with an aggregate sales price of at least $8.0 million, then:

  •
  In the event that the initial public offering value, calculated based on the proceeds received by Radius, exceeds $16.0 million but is equal to or less than $20.0 million, then on the effective date of the initial public offering, Radius shall contribute to us shares of Series B preferred stock and/or common stock issued upon the conversion of such Series B preferred stock, with an aggregate fair market value calculated based upon the initial public offering price, equal to the lesser of (1) $1.0 million and (2) the amount by which the initial public offering value exceeds $16.0 million;

  •
  In the event that the initial public offering value exceeds $20.0 million but is equal to or less than $24.0 million, then on the effective date of the initial public offering, Radius shall contribute to us shares of Series B preferred stock and/or common stock issued upon the conversion of such Series B preferred stock, with an aggregate fair market value calculated based upon the initial public offering price, equal to the sum of (1) $1.0 million plus (2) the lesser of (A) $1.0 million and (B) the amount by which the initial public offering value exceeds $20.0 million; and

  •
  In the event that the initial public offering value exceeds $24.0 million, then on the effective date of the initial public offering, Radius shall contribute to us shares of Series B preferred stock and/or common stock issued upon the conversion of such Series B preferred stock, with an aggregate fair market value calculated based upon the initial public offering price, equal to the sum of (1) $2.0 million plus (2) the lesser of (A) $2.0 million and (B) the amount by which the initial public offering value exceeds $24.0 million.

          Based on the assumed terms of this offering, we will make payments under the plan using shares we will receive from Radius. To the extent we receive any payments from Radius, we will make aggregate payments in such amount to participants in the plan in the form of shares of our common stock, cash or other consideration, as determined by our board of directors from a pool valued at up to $4.0 million, allocated in our discretion.

  Valuation Incentive Award Plan

          The Valuation Incentive Award Plan establishes, in the event of an acquisition of our company resulting in proceeds of at least $250.0 million, an award pool of $9.0 million from the proceeds of such acquisition. Certain executives, including our named executive officers, would be eligible for awards from the pool, as allocated in the discretion of our Chief Executive Officer, Dr. Calvin Knowlton. The Valuation Incentive Award Plan will be terminated in connection with this offering.

Other Benefits

  401(k) Plan

          Prior to the second quarter of 2014, we provided an after-tax retirement payment to our employees, including our named executive officers, in the amount of 3% of base salary, paid on a quarterly basis. In the second quarter of 2014, we put in place a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to our 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to $18,000 for 2015. Participants who are at least 50 years old can also make "catch-up" contributions, which in 2015 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, we make a contribution equal to 3% of compensation on behalf of each eligible employee.

  Executive Life Insurance Program

          In 2014, we began providing an executive life insurance program in which our named executive officers participate. This program provides a death benefit to the named executive officer's beneficiary in an amount equal to $1.0 million, $1.0 million and $1.5 million for Drs. Calvin and Orsula Knowlton and Mr. Adams, respectively.

  Additional Benefits

          Our named executive officers are eligible to participate in all of our employee benefit plans, such as dental insurance, vision insurance, a medical and dental opt-out program, group life insurance and short and long-term disability insurance, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our named executive officers. We pay the full cost of medical insurance for Drs. Calvin and Orsula Knowlton. Mr. Adams participates in our medical insurance benefits on the same basis as other employees.

 Outstanding Equity Awards at 2014 Fiscal Year End Table

          The following table presents information regarding all outstanding stock options held by each of our named executive officers on December 31, 2014. We have not historically made stock or other equity award grants to our named executive officers.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Calvin Knowlton	8/15/2010	161,593	—	0.28	8/15/2015
	8/15/2010	66,977	—	0.55	8/15/2015
	8/15/2010	169,580	—	0.75	8/15/2015
	1/31/2011	5,893	126	0.75	1/31/2016
	2/10/2011	60,708	1,292	0.75	2/10/2016
	3/10/2011	958	42	0.75	3/10/2016
	10/25/2011	475	125	0.88	10/25/2016
	11/25/2011	5,550	1,650	0.88	11/25/2016
	1/6/2012	50,442	15,500	0.88	1/6/2017
	3/1/2012	1,971	—	0.88	3/1/2017
	12/20/2012	12,185	—	1.21	12/20/2017
	1/2/2013	25,000	25,000	1.76	1/2/2018
	1/22/2013	7,392	—	1.76	1/22/2018
	6/28/2013	213,728	356,213	1.76	6/28/2018
	1/1/2014	8,254	70,000	3.30	1/1/2019
Dr. Orsula Knowlton	8/15/2010	154,611	—	0.28	8/15/2015
	8/15/2010	66,977	—	0.55	8/15/2015
	8/15/2010	163,187	—	0.75	8/15/2015
	1/31/2011	5,893	126	0.75	1/31/2016
	2/10/2011	60,708	1,292	0.75	2/10/2016
	3/10/2011	958	42	0.75	3/10/2016
	10/25/2011	475	125	0.88	10/25/2016
	11/25/2011	5,550	1,650	0.88	11/25/2016
	1/6/2012	50,147	15,500	0.88	1/6/2017
	3/1/2012	1,823	—	0.88	3/1/2017
	12/20/2012	11,271	—	1.21	12/20/2017
	1/2/2013	25,000	25,000	1.76	1/2/2018
	1/22/2013	6,837	—	1.76	1/22/2018
	6/28/2013	213,728	356,213	1.76	6/28/2018
	1/1/2014	6,328	70,000	3.30	1/1/2019
Brian Adams	10/20/2011	15,833	4,167	0.80	10/20/2021
	1/6/2012	14,750	3,250	0.80	1/6/2022
	3/1/2012	2,500	—	0.80	3/1/2022
	12/20/2012	16,379	—	1.10	12/20/2022
	1/2/2013	7,500	7,500	1.60	1/2/2023
	1/22/2013	1,311	—	1.60	1/22/2023
	6/28/2013	64,131	106,886	1.60	6/28/2023
	1/1/2014	512	20,000	3.00	1/1/2024

(1)
Option awards vest 25% on the first anniversary of grant, and 1/36th each month thereafter. Option awards to Drs. Calvin and Orsula Knowlton have a term of 5 years because they are considered 10% owners and the tax rules for incentive stock option grants require a 5 year term. Option awards to Mr. Adams have a term of ten years.

 2014 Equity Compensation Plan

          The board of directors of CareKinesis and its stockholders previously adopted the 2014 Equity Compensation Plan to provide for the grant of ISOs, nonqualified stock options, or NSOs, stock awards, stock units, stock appreciation rights, or SARs, and other equity-based awards to employees, consultants and advisors and non-employee directors. The 2009 Equity Compensation Plan was originally adopted on May 1, 2009, and was subsequently amended in 2010, 2011, 2012 and 2013. As part of the 2013 amendment and restatement, it was renamed the 2013 Equity Compensation Plan. The 2013 Equity Compensation Plan was amended and restated on June 30, 2014 and renamed as the 2014 Equity Compensation Plan. In connection with the Reorganization Transaction, we assumed the 2014 Equity Compensation Plan on such date. References to the 2014 Equity Compensation Plan include the 2009 Equity Compensation Plan and 2013 Equity Compensation Plan for awards made under those prior restatements of the 2014 Compensation Plan. We expect to adopt a new equity compensation plan that will be effective immediately prior to the effective date of the registration statement for this offering and will replace our existing 2014 Equity Compensation Plan.

Types of Stock Awards

          The 2014 Equity Compensation Plan provides for the grant of stock options (ISOs and NSOs), stock awards, stock units, SARs and other stock-based awards, which are collectively referred to as stock awards. Other stock-based awards are awards of common stock and other awards (including cash) that are valued in whole or in part by reference to, or are payable in or otherwise based on, our common stock. Stock awards may be granted to employees, including officers, non-employee directors and consultants of the company or our affiliates, except that ISOs may be granted only to employees. Awards are evidenced by award agreements in such forms as the committee approves from time to time. Each award is subject to such terms and conditions, consistent with the 2014 Equity Compensation Plan, as are determined by the committee and as set forth in the award agreement.

Share Reserve

          The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Equity Compensation Plan is 7,635,580 shares. This pool consists of 5,044,636 shares of our Class A common stock and 2,590,944 shares of our Class B common stock. If a stock option or SAR granted under the 2014 Equity Compensation Plan expires, terminates, is canceled or is forfeited, exchanged or surrendered without having been exercised, or if any stock award, stock unit or other stock-based award is forfeited, the number of shares subject to the grant will again be available for purposes of stock awards under the 2014 Equity Compensation Plan. As of August 14, 2015, 6,177,700 shares have been granted under the 2014 Equity Compensation Plan and no shares have been granted outside of the 2014 Equity Compensation Plan.

Administration

          Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 Equity Compensation Plan. Subject to the terms of the 2014 Equity Compensation Plan, our board of directors or the authorized committee, referred to herein as the committee, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the committee will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award. The committee has the authority to adopt and amend administrative rules, regulations, agreements and instruments for implementing the 2014 Equity Compensation Plan. Decisions and interpretations or other actions by the committee are in the discretion of the committee and are final binding and conclusive on the company and all participants in the 2014 Equity Compensation Plan.

Stock Units

          Stock units may be granted to non-employee directors, employees and consultants and advisors selected by the committee. A stock unit is a notional account representing one share of common stock or an amount based on the value of one share of common stock. The committee determines the vesting criteria, if any, for stock units, which may be based on the passage of time, achievement of performance conditions or vesting conditions otherwise determined by the committee.

          A stock unit granted by the committee will be paid in the form of shares of common stock, cash, or a combination of both, as set forth in the applicable award agreement.

Stock Awards

          Stock awards may be granted to non-employee directors, employees and consultants and advisors selected by the committee. Each stock award is subject to terms and conditions determined by the committee and set forth in the applicable award agreement, which may include vesting conditions that lapse based on the passage of time, achievement of performance conditions or vesting conditions otherwise determined by the committee, restrictions on the sale or other disposition of the shares covered by the award and our right to reacquire such shares for no consideration upon termination of the participant's employment within specified periods.

          The applicable award agreement will specify whether the participant will have all of the rights of a stockholder with respect to the shares of common stock subject to a stock award, including the right to receive dividends and to vote the shares, subject to any restrictions deemed appropriate by the committee, including, without limitation, the achievement of specific performance goals.

Stock Options

          ISOs and NSOs are granted pursuant to stock option agreements adopted by the committee. The committee determines the exercise price for a stock option, within the terms and conditions of the 2014 Equity Compensation Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Equity Compensation Plan will become exercisable at the rate specified by the committee.

          The committee determines the term of stock options granted under the 2014 Equity Compensation Plan, up to a maximum of ten years. Unless the terms of an option holder's stock option agreement provide otherwise, if an option holder's service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of 90 days following the cessation of service. If an option holder's service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of one year following the option holder's disability or death. Unless otherwise provided by the committee at the time a stock option is granted, in the event of a termination for cause, before the stock option is exercised, then the stock option will terminate.

          Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the committee and may include (i) cash, (ii) the tender of shares of our common stock owned by the option holder, (iii) if the company's common stock is publicly traded, a broker assisted cashless exercise, or (iv) such other methods as may be approved by the committee.

          Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or, with respect to grants other than ISOs, if permitted by the committee, pursuant to a domestic relations order. The committee may provide that an NSO may be transferred to a family member, as such term is defined under the applicable securities laws.

          The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights

          Stock appreciation rights may be granted to non-employee directors, employees and consultants and advisors selected by the committee. A stock appreciation right is a right to receive a payment in cash, shares of common stock or a combination of cash and shares of common stock, in an amount equal to the fair market value of a specified number of shares on the date of exercise over the applicable base price per share, as determined by the committee. The base price per share may not be less than the fair market value of a share of common stock on the date the stock appreciation right is granted. The committee may grant in connection with any stock option one or more tandem SARs relating to a number of shares of common stock less than or equal to the number of shares of common stock subject to the related stock option.

          If a SAR holder's service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the SAR holder may generally exercise any vested SARs for a period of 90 days following the cessation of service. If a SAR holder's service relationship with us or any of our affiliates ceases due to disability or death, or a SAR holder dies within a certain period following cessation of service, the SAR holder or a beneficiary may generally exercise any vested SARs for a period of one year following the SAR holder's disability or death. Unless otherwise provided by the committee at the time a SAR is granted, in the event of a termination for cause, before the SAR is exercised, then the SAR will terminate. Tandem SARs may only be exercisable during the period when the option to which it is related is exercisable.

Termination of Employment

          Unless otherwise specified in an award agreement or any other written agreement between the participant and the company or any of its subsidiaries, and subject to the foregoing vesting restrictions, if a participant's employment is terminated, outstanding vested and unvested awards under the 2014 Equity Compensation Plan will be subject to the following treatment:

Reason for Termination	Effect on Awards under the 2014 Equity Compensation Plan, except as otherwise specified in an award agreement or other written agreement
Death or Disability	• Unvested awards will be forfeited.
• Vested stock options and stock appreciation rights will be exercisable for a 1-year period unless the award has an earlier expiration date.
For-Cause Termination	• Unvested awards will be forfeited.
• All stock options and stock appreciation rights, whether or not vested, will be forfeited.
Other Termination Events	• Unvested awards will be forfeited.
• Vested stock options and stock appreciation rights will be exercisable for a 90-day period unless the award has an earlier expiration date.

Effect of Change in Control

          Upon a change in control, all outstanding stock options and SARs shall accelerate and become exercisable and the restrictions and conditions on all stock awards, stock unit awards and other stock-based awards will lapse.

          Under the 2014 Equity Compensation Plan, "change in control" means:

  •
  any person or entity, other than the company, its subsidiaries or an employee benefit plan sponsored by the company or its subsidiaries, becomes the beneficial owner of more than 50% of our voting stock;

  •
  consummation of a sale of all or substantially all of the company's assets or property;

  •
  consummation of a merger or consolidation of the company with another corporation following which our stockholders immediately before the transaction do not own more than 50% of the voting stock of the surviving entity;

  •
  liquidation or dissolution of the company; or

  •
  the committee may provide a different definition of change in control in an award agreement if it determines a different definition is necessary or appropriate, including to comply with Section 409A of the Code.

Adjustments to Awards Due to Changes in the Company's Capital Structure

          If there is any change in the number or kind of shares of our common stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value or (iv) any other extraordinary or unusual event affecting the outstanding common stock as a class without the company's receipt of consideration, or if the value of outstanding shares of common stock is substantially reduced as a result of a spinoff or the company's payment of any extraordinary dividend or distribution, the maximum number of shares of common stock available for issuance under the 2014 Equity Compensation Plan, the maximum number of shares of common stock for which any individual may receive awards in any year, the number and kind of shares covered by outstanding awards and the price per share or applicable market value of such awards will be required to be equitably adjusted by the committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2014 Equity Compensation Plan and such outstanding awards. Any fractional shares resulting from such adjustment will be eliminated. Any adjustments to outstanding awards will be consistent with Sections 409A, to the extent applicable. Any adjustment of awards will include adjustment of shares, stock option exercise price, stock appreciation right base price, performance goals or other terms and conditions, as the committee deems appropriate.

Transferability

          Unless the committee provides otherwise, awards generally are not transferable except by will, the laws of descent and distribution, or, with respect to grants other than ISOs, if permitted by the committee, pursuant to a domestic relations order. The committee may provide that an NSO may be transferred to a family member, as such term is defined under the applicable securities laws. The committee may require an award holder to enter into a stockholder's agreement with respect to stock issued or distributed pursuant to the 2013 Equity Compensation Plan and shares may be subject to a lock-up period if requested by us. Prior to a public offering, company stock distributed under the 2013 Equity Compensation Plan is subject to our right of first refusal and repurchase rights.

Amendment of the 2014 Equity Compensation Plan and Awards

          Our board of directors may amend, suspend, or terminate the 2014 Equity Compensation Plan at any time. The committee may amend any award at any time. However, no amendment may materially impair a participant's award without the participant's consent, unless otherwise permitted by the terms of the 2014 Equity Compensation Plan or the applicable award agreement, or if necessary to comply with applicable law.

Limitation of Liability and Indemnification

          Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

          Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

          In addition, our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

          In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we expect to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees.

          We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with all of our directors, and we intend to enter into indemnification agreements with all of our executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his or her service as one of our directors or executive officers.

          Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Non-Employee Director Compensation

          For 2014, members of our board of directors received no cash compensation, equity compensation or other compensation for services rendered as such. From time to time, certain members of our board of directors who are not our employees received options to purchase our common stock under the 2014 Equity Compensation Plan. The table below shows the aggregate number of option awards outstanding for each non-employee director as of December 31, 2014.

Name	Aggregate option awards outstanding as of December 31, 2014(1) (#)
A Gordon Tunstall	200,000

(1)
Option awards vest 25% on the first anniversary of grant, and 1/36th each month thereafter. All Option awards have a term of ten years.

TRANSACTIONS WITH RELATED PERSONS

          The following is a description of transactions since January 1, 2012 to which we have been a party, and in which any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, or affiliates or immediate family members of any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unrelated third parties.

Preferred Stock Financings

Series A-1 Preferred Stock Financing

          On February 22, 2012, we entered into an amendment to our Series A-1 Preferred Stock Purchase Agreement pursuant to which we issued and sold to the original parties to the purchase agreement an additional 625,000 shares of Series A-1 preferred stock at a purchase price of $0.80 per share for aggregate consideration of $500,000. The following table sets forth the shares of Series A-1 preferred stock issued to holders of more than 5% of our capital stock and their affiliates, and the breakdown of the purchase price paid by such persons:

5% Holder	Shares of Series A-1 Preferred Stock Purchased	Purchase Price for Series A-1 Preferred Stock
Emerald Stage2 Ventures, L.P.(1)	208,750	$167,000
Originate Growth Fund #1 Q, L.P. and its affiliates(2)	416,250	333,000

(1)
Our director, Bruce Luehrs, is affiliated with, manages and has a pecuniary interest in Emerald Stage2 Ventures, L.P.

(2)
Originate Growth Fund #1 Q, L.P. and its affiliates, or Originate, includes Originate Growth Fund #1 A, L.P. Our director, Glen Bressner, is affiliated with, manages and has a pecuniary interest in, Originate.

Series B Preferred Stock Financing

          On June 28, 2013, we entered into a Series B Preferred Stock Purchase Agreement pursuant to which we issued and sold to investors 2,961,745 shares of our Series B preferred stock at a purchase price of $1.52312 per share for aggregate consideration of $4,511,096. The following table sets forth the shares of our Series B preferred stock issued to holders of more than 5% of our capital stock and their affiliates, and the breakdown of the purchase price paid by such persons:

5% Holder	Shares of Series B Preferred Stock	Purchase Price
Originate Growth Fund #1 Q, L.P. and its affiliates(1)	335,557	$511,096
Radius Venture Partners III QP, L.P. and its affiliates(2)	2,626,188	4,000,000

(1)
Our director, Glen Bressner, is affiliated with, manages and has a pecuniary interest in, Originate.

(2)
Radius Venture Partners III QP, L.P. and its affiliates, or Radius, includes Radius Venture Partners III (Ohio), L.P. and Radius Venture Partners III, L.P. Our director, Daniel Lubin, is affiliated with, manages and has a pecuniary interest in Radius.

Employment Agreements and Compensation Arrangements

          We currently do not have employment agreements with our named executive officers, but we expect to enter into employment with such officers in connection with this offering. For more information, refer to the section titled "Executive Compensation — Employment Agreements."

          Dr. Calvin Knowlton, husband of Dr. Orsula Knowlton, our President, has been employed by us since 2010. Dr. Calvin Knowlton serves as our Chief Executive Officer and Chairman. See the section titled "Executive Compensation" for compensation information for Dr. Calvin Knowlton.

          Dr. Orsula Knowlton, wife of Dr. Calvin Knowlton, has been employed by us since 2010. See the section titled "Executive Compensation" for compensation information for Dr. Orsula Knowlton.

          Jeffrey Knowlton, a son of Dr. Calvin Knowlton, has been employed by us since 2013. Jeffrey Knowlton serves as our Director of Business Intelligence. During the fiscal years ended December 31, 2013 and 2014, Jeffrey Knowlton had total compensation, including base salary, bonus, option awards and other compensation, of $116,553 and $170,607, respectively.

          Dana Filippoli, a daughter of Dr. Calvin Knowlton, has been employed by us since 2011. Dana Filippoli serves as our Director of Marketing and Communications. During the fiscal years ended December 31, 2012, 2013 and 2014, Dana Filippoli had total compensation, including base salary, bonus, option awards and other compensation, of $82,049, $86,902 and $102,306, respectively.

          Michael Ristagno, a brother-in-law of Drs. Calvin and Orsula Knowlton, has been employed by us since 2011. Michael Ristagno serves as our Senior Vice President of Client Services. During the fiscal years ended December 31, 2012, 2013 and 2014, Michael Ristagno had total compensation, including base salary, bonus, option awards and other compensation, of $180,516, $206,877 and $214,000, respectively.

          Joseph Filippoli, a son-in-law of Dr. Calvin Knowlton, has been employed by us since 2013. Joseph Filippoli serves as our Chief Information Officer. During the fiscal years ended December 31, 2013 and 2014, Joseph Filippoli had total compensation, including base salary, bonus, option awards and other compensation, of $273,506 and $298,829, respectively.

          Robert Omlor, a son-in-law of Dr. Calvin Knowlton, has been employed by us since 2010. Robert Omlor serves as our Senior Director of Client Services. During the fiscal years ended December 31, 2012, 2013 and 2014, Robert Omlor had total compensation, including base salary, bonus, option awards and other compensation, of $138,498, $147,202 and $158,415, respectively.

          Each of Jeffrey Knowlton, Dana Filippoli, Michael Ristagno, Joseph Filippoli and Robert Omlor's respective compensation levels were determined, in part, by reference to our similarly situated employees who were not related to an executive officer or director. Each of the above named individuals was also eligible for equity awards on the same general terms and conditions as applicable to other similarly situated employees who were not related to an executive officer or director.

          In June 2014, we entered into a Letter Agreement with Radius, pursuant to which we established the Leadership Exit Bonus Plan, whereby certain of our executives, including our named executive officers, will receive certain proceeds in connection with an initial public offering based on proceeds received by Radius in connection with such event. For more information, refer to the section titled "Executive Compensation — Long-Term Incentive Compensation — Leadership Exit Bonus Plan."

Equity Plan Awards

          We have granted stock options under our 2014 Equity Compensation Plan to certain of our executive officers and directors, as well as certain of their respective immediate family members. The table below summarizes the stock option grants made to such persons since January 1, 2012:

	Option Awards
Name	Grant Date	Number of Securities Underlying Option Award (#)	Option Exercise Price ($)	Option Expiration Date
Dr. Calvin Knowlton	1/6/2012	65,942	0.88	1/6/2017
	3/1/2012	1,971	0.88	3/1/2017
	12/20/2012	12,185	1.21	12/20/2017
	1/2/2013	50,000	1.76	1/2/2018
	1/22/2013	7,392	1.76	1/22/2018
	6/28/2013	569,941	1.76	6/28/2018
	1/1/2014	78,254	3.30	1/1/2019
	1/1/2015	70,000	3.30	1/1/2020
	2/1/2015	3,610	3.30	2/1/2020
Dr. Orsula Knowlton	1/6/2012	65,647	0.88	1/6/2017
	3/1/2012	1,823	0.88	3/1/2017
	12/20/2012	11,271	1.21	12/20/2017
	1/2/2013	50,000	1.76	1/2/2018
	1/22/2013	6,837	1.76	1/22/2018
	6/28/2013	569,941	1.76	6/28/2018
	1/1/2014	76,328	3.30	1/1/2019
	1/1/2015	70,000	3.30	1/1/2020
	2/1/2015	3,225	3.30	2/1/2020
Brian Adams	1/6/2012	18,000	0.80	1/6/2022
	3/1/2012	2,500	0.80	3/1/2022
	12/20/2012	16,379	1.10	12/20/2022
	1/2/2013	15,000	1.60	1/2/2023
	1/22/2013	1,311	1.60	1/22/2023
	6/28/2013	171,017	1.60	6/28/2023
	1/1/2014	20,512	3.00	1/1/2024
	1/1/2015	20,000	3.00	1/1/2025
	2/1/2015	1,213	3.00	2/1/2025
A. Gordon Tunstall	3/21/2012	50,000	0.80	3/21/2022
	3/21/2012	100,000	0.80	3/21/2022
	11/19/2013	50,000	1.85	11/19/2023
	1/1/2015	15,000	3.00	1/1/2025
	1/1/2015	50,000	3.00	1/1/2025
Jeffrey Knowlton	1/1/2013	350	1.60	1/1/2023
	3/4/2013	16,250	1.76	3/4/2023
	1/1/2014	1,500	3.30	1/1/2024
	1/1/2015	1,500	3.00	1/1/2025
	2/1/2015	1,432	3.00	2/1/2025

	Option Awards
Name	Grant Date	Number of Securities Underlying Option Award (#)	Option Exercise Price ($)	Option Expiration Date
Dana Filippoli	1/6/2012	3,000	0.88	1/6/2022
	1/2/2013	1,500	1.76	1/2/2023
	1/1/2014	5,000	3.30	1/1/2024
	1/1/2015	5,000	3.00	1/1/2025
Michael Ristagno	1/6/2012	18,413	0.80	1/6/2022
	3/1/2012	4,207	0.80	3/1/2022
	12/20/2012	22,334	1.10	12/20/2022
	1/2/2013	7,500	1.60	1/2/2023
	1/22/2013	2,783	1.60	1/22/2023
	1/1/2014	7,500	3.00	1/1/2024
	4/4/2014	25	3.00	4/4/2024
	1/1/2015	5,000	3.00	1/1/2025
Joseph Filippoli	1/2/2013	30,000	1.20	1/2/2023
	1/2/2013	15,000	1.60	1/2/2023
	6/28/2013	113,777	1.60	6/28/2023
	1/1/2014	20,105	3.00	1/1/2024
	1/1/2015	20,000	3.00	1/1/2025
Robert Omlor	1/6/2012	5,898	0.80	1/6/2022
	3/1/2012	999	0.80	3/1/2022
	12/20/2012	9,502	1.10	12/20/2022
	1/2/2013	1,500	1.60	1/2/2023
	1/22/2013	2,997	1.60	1/22/2023
	1/1/2014	2,029	3.00	1/1/2024
	1/1/2015	1,500	3.00	1/1/2025
	2/1/2015	464	3.00	2/1/2025
Antonia Ristagno	1/2/2013	250	1.60	1/2/2023

          For further information regarding stock option grants to our named executive officers and directors, see the section titled "Executive Compensation."

          On June 28, 2013, our board of directors approved distributing any remaining shares of our common stock available for issuance under the 2014 Equity Compensation Plan to each named executive officer, Joseph Filippoli and two additional key employees, as restricted stock, upon the consummation of an initial public offering or a change of control. The allocation of such shares shall be determined by Dr. Calvin Knowlton in his sole discretion.

          We adopted a Valuation Incentive Award Plan in June of 2014. Pursuant to the terms of such plan, each named executive officer, Joseph Filippoli and two additional key employees are eligible to participate in an incentive award pool of $9.0 million as determined by Dr. Calvin Knowlton upon an acquisition of the company in excess of $250.0 million. We are terminating the Valuation Incentive Award Plan in connection with this offering.

 Loan Transactions

          On August 14, 2015, we made a loan to Drs. Calvin Knowlton and Orsula Knowlton, pursuant to a promissory note, for an aggregate principal amount of $409,541, which they will repay in full prior to the public filing of a registration statement in connection with an initial public offering.

          On January 16, 2014, we borrowed $100,000 from Drs. Calvin and Orsula Knowlton, pursuant to a demand promissory note, $100,000 of which remained outstanding as of June 30, 2015. The note carries interest at a rate of 6% per annum.

          On May 20, 2013, we borrowed $250,000 from Dr. John Durham and Mrs. Joann Durham, pursuant to a demand promissory note, $250,000 of which remained outstanding as of June 30, 2015. The note carries interest at a rate of 6% per annum. Under the terms of the note, we agreed to grant warrants to purchase shares of our common stock to Dr. and Mrs. Durham. For more information, refer to the section titled "Transactions with Related Persons — Warrants."

          On December 28, 2012, we executed a demand promissory note with Drs. Calvin and Orsula Knowlton, which was increased by amendment several times to an aggregate principal amount of $1,099,109 as of September 26, 2013. As of June 30, 2015, $464,109 remained outstanding under the note. The note carries interest at a rate of 6% per annum. Under the terms of the note, we agreed to grant warrants to purchase shares of our common stock to Drs. Knowlton. For more information, refer to the section titled "Transactions with Related Persons — Warrants."

          On July 14, 2011, we entered into a promissory note with Liberty Bell Bank, pursuant to which we financed the acquisition of certain equipment. This note has a balance as of June 30, 2015 of $51,115. In connection therewith, Dr. Calvin Knowlton entered into a commercial guaranty under which he personally guaranteed the payment and satisfaction of this indebtedness.

          On January 28, 2011, we entered into a promissory note with Liberty Bell Bank, pursuant to which we financed the acquisition of certain equipment. This note has a balance as of June 30, 2015 of $171,015. In connection therewith, Dr. Calvin Knowlton entered into a commercial guaranty under which he personally guaranteed the payment and satisfaction of this indebtedness.

Warrants

          Under the terms of the Knowlton promissory note originally issued on December 28, 2012, we agreed to grant to Drs. Calvin and Orsula Knowlton warrants with a ten year term to purchase shares of our common stock during the period while the principal amount of the note was outstanding until June 30, 2015. Under this agreement, warrants to purchase an aggregate of 76,655 shares of common stock were issued on a monthly basis from January 2013 through June 2015, at exercise prices ranging from $1.32 to $3.30 per share.

          Under the terms of the Durham promissory note originally issued on May 20, 2013, we agreed to grant to Dr. John Durham and Mrs. Joann Durham warrants with a ten year term to purchase shares of our common stock during the period while the principal amount of the note was outstanding until December 31, 2014. Under this agreement, warrants to purchase an aggregate of 17,474 shares of common stock were issued on a monthly basis from May 2013 through December 2014, at exercise prices ranging from $1.60 to $3.00 per share.

Registration Rights

          We are a party to an Investor Rights Agreement with Emerald Stage2 Ventures, L.P., Originate and Radius. This agreement provides these holders the right, subject to the terms of the lock-up agreements entered into in connection with this offering, following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock — Registration Rights" for additional information regarding these registration rights.

Indemnification Agreements

          We intend to enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Stockholders Agreements

          We are a party to a Stockholders Agreement with substantially all holders of our common and preferred stock, including each beneficial owner of more than 5% of our voting securities and each of our other officers and directors to the extent they own any of our capital stock. This agreement terminates upon the completion of this offering, except for the obligation of certain holders of our common stock who are signatories to the Stockholders Agreement, who are prohibited from selling shares for a period of 180 days following the effective date of the filing of this registration statement.

Policies and Procedures for Related Person Transactions

          In connection with this offering, our board of directors plans to adopt a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. Effective upon the closing of this offering, this policy is expected to cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a "related person," had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

          If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

          A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

          Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

          In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity whether or not the person is also a director of the entity that is a participant in the transaction, where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

          The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee's charter.

          We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our common stock, assuming no exercise of the underwriters' option to purchase additional shares, as of September 30, 2015 by:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each person or group of affiliated persons who is known by us to beneficially own more than 5% of our outstanding common stock.

          The column entitled "Percentage of Shares Beneficially Owned — Before Offering" is based on a total of                          shares of our common stock outstanding as of September 30, 2015, assuming (1) the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the completion of this offering, (2) the issuance of shares of our common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering and (3) the issuance of our common stock upon the completion of this offering under our 2014 Equity Compensation Plan to members of management. The column entitled "Percentage of Shares Beneficially Owned — After Offering" is based on                 shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering.

          Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after August 14, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, to our knowledge, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Except as otherwise set forth below, the address of each beneficial owner is: c/o 110 Marter Avenue, Suite 309, Moorestown, New Jersey 08057.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering		After Offering
5% Stockholders (other than directors and executive officers)
Originate Growth Fund #1 Q, L.P. and its affiliates(1)	5,394,885		%		%
c/o Originate Ventures
205 South Webster Street
Bethlehem, PA 18105
Radius Venture Partners III QP, L.P. and its affiliates(2)	3,602,796
c/o Radius Venture Partners III, LLC
400 Madison Avenue, 8th Floor
New York, NY 10017
Emerald Stage2 Ventures L.P.(3)	1,852,394
4801 South Broad Street, Suite 200
Philadelphia, PA 19112
Dr. John Durham and Mrs. Joann Durham(4)	1,616,591
Directors and Executive Officers:
Dr. Calvin H. Knowlton(5)	3,496,978
Dr. Orsula Knowlton(5)	3,496,978
Brian W. Adams(6)	183,488
Glen Bressner(7)	5,394,885
Daniel Lubin(8)	3,602,796
Bruce Luehrs(9)	1,852,394
A Gordon Tunstall(10)	162,500
All executive officers and directors as a group (7 persons)	14,611,879

*
Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)
Consists of (a) 916,766 shares of common stock issuable upon the conversion of 916,766 shares of Series A preferred stock held by Originate Growth Fund #1A, L.P., or Originate Growth Fund #1A, (b) 2,024,410 shares of common stock issuable upon the conversion of 2,024,410 shares of Series A preferred stock held by Originate Growth Fund #1Q, L.P., or Originate Growth Fund #1Q, (c) 587,158 shares of common stock issuable upon the conversion of 587,158 shares of Series A-1 preferred stock held by Originate Growth Fund #1A, (d) 1,296,605 shares of common stock issuable upon the conversion of 1,296,605 shares of Series A-1 preferred stock held by Originate Growth Fund #1Q, (e) 104,589 shares of common stock issuable upon the conversion of 104,589 shares of Series B preferred stock held by Originate Growth Fund #1A, (f) 230,968 shares of common stock issuable upon the conversion of 230,968 shares of Series B preferred stock held by Originate Growth Fund #1Q, (g) 73,057 shares of common stock held by Originate Growth Fund #1A and (h) 161,332 shares of common stock held by Originate Growth Fund #1Q. Originate Growth GP, LLC is the general partner of both Originate Growth Fund #1A and Originate Growth Fund #1Q and Originate Ventures LLC is the management company of both Originate Growth Fund #1A and Originate Growth Fund #1Q. The members of Originate Growth GP, LLC and

  Originate Ventures LLC are Glen Bressner, Eric Arnson and Michael Gausling. Each member shares voting and dispositive power with respect to the shares held by each of Originate Growth Fund #1A and Originate Growth Fund #1Q.

(2)
Consists of (a) 29,348 shares of common stock issuable upon the conversion of 29,348 shares of Series A-1 preferred stock held by Radius Venture Partners III (Ohio), L.P., or Radius Venture Partners III (Ohio), (b) 233,659 shares of common stock issuable upon the conversion of 233,659 shares of Series A-1 preferred stock held by Radius Venture Partners III QP, L.P., or Radius Venture Partners III QP, (c) 21,428 shares of common stock issuable upon the conversion of 21,428 shares of Series A-1 preferred stock held by Radius Venture Partners III, L.P., or Radius Venture Partners III, (d) 270,952 shares of common stock issuable upon the conversion of 270,952 shares of Series B preferred stock held by Radius Venture Partners III (Ohio), (e) 2,157,390 shares of common stock issuable upon the conversion of 2,157,390 shares of Series B preferred stock held by Radius Venture Partners III QP, (f) 197,846 shares of common stock issuable upon the conversion of 197,846 shares of Series B preferred stock held by Radius Venture Partners III, (g) 71,414 shares of common stock held by Radius Venture Partners III (Ohio), (h) 568,615 shares of common stock held by Radius Venture Partners III QP and (i) 52,146 shares of common stock held by Radius Venture Partners III. Radius Venture Partners III, LLC is the general partner of each of Radius Venture Partners III (Ohio), Radius Venture Partners III QP and Radius Venture Partners III and Radius Ventures, LLC is the investment advisor to each of Radius Venture Partners III (Ohio), Radius Venture Partners III QP and Radius Venture Partners III. Daniel Lubin and Jordan Davis are the managing members of both Radius Venture Partners III, LLC and Radius Ventures, LLC and share voting and dispositive power with respect to the shares held by each of Radius Venture Partners III (Ohio), Radius Venture Partners III QP and Radius Venture Partners III.

(3)
Consists of (a) 1,470,590 shares of common stock issuable upon the conversion of 1,470,590 shares of Series A preferred stock held by Emerald Stage2 Ventures, L.P., or Emerald Stage2 Ventures, (b) 331,804 shares of common stock issuable upon the conversion of 331,804 shares of Series A-1 preferred stock held by Emerald Stage2 Ventures and (c) 50,000 shares of common stock held by Emerald Stage2 Ventures. Stage2 Capital Ventures Associates, L.P. is the general partner of Emerald Stage2 Ventures and Stage2 Capital Associates G.P., LLC is the general partner of Stage2 Capital Ventures Associates, L.P. Bruce Luehrs and Saul Richter are officers of Stage2 Capital Associates G.P., LLC and share voting and dispositive power with respect to the shares held by Emerald Stage2 Ventures.

(4)
Consists of (a) 1,559,118 shares of common stock and (b) 57,473 shares of common stock issuable upon the exercise of warrants within 60 days of September 30, 2015.

(5)
Drs. Calvin and Orsula Knowlton are spouses and the number and percentage of beneficial ownership of each represents their aggregate combined ownership, including their combined ownership of The Calvin and Orsula Knowlton Foundation, Inc., over which Drs. Calvin and Orsula Knowlton have shared voting and investment power and Dr. Calvin Knowlton's ownership of The Knowlton Foundation, Inc., over which Dr. Calvin Knowlton has sole voting and investment power. Consists of (a) 451,654 shares of common stock issuable upon the exercise of warrants within 60 days of September 30, 2015 held by Dr. Calvin Knowlton and Dr. Orsula Knowlton, (b) 757,409 shares of common stock held by Dr. Calvin Knowlton, (c) 913,699 shares of common stock held by Dr. Orsula Knowlton, (d) 100,000 shares of common stock held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, (e) 100,000 shares of common stock held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President, (f) 589,220 shares of common stock issuable upon the exercise of options within 60 days of September 30, 2015 by Dr. Calvin Knowlton and (g) 584,996 shares of common stock issuable upon the exercise of options within 60 days of September 30, 2015 by Dr. Orsula Knowlton.

(6)
Consists of 183,488 shares of common stock issuable upon the exercise of options within 60 days of September 30, 2015.

(7)
Consists of 5,394,885 shares of common stock issuable as described in note (1) above. Mr. Bressner, a member of our board, is a member of Originate Growth GP, LLC and Originate Ventures LLC and, as such, may be deemed to have voting and investment power with respect to these shares.

(8)
Consists of 3,602,796 shares of common stock issuable as described in note (2) above. Mr. Lubin, a member of our board, is a managing member of Radius Venture Partners III, LLC and Radius Ventures, LLC and, as such, may be deemed to have voting and investment power with respect to these shares.

(9)
Consists of 1,852,394 shares of common stock issuable as described in note (3) above. Mr. Luehrs, a member of our board, is an officer of Stage2 Capital Associates G.P., LLC and, as such, may be deemed to have voting and investment power with respect to these shares.

(10)
Consists of 162,500 shares of common stock issuable upon the exercise of options within 60 days of September 30, 2015.

 DESCRIPTION OF CAPITAL STOCK

          Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                 shares of common stock, par value $.0001 per share, and                 shares of undesignated preferred stock, par value $.0001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

          Assuming as of June 30, 2015 (1) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, (2) the redesignation of all of our Class A Non-Voting common stock and Class B Voting common stock into shares of our common stock, (3) the issuance of                          shares of our common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (4) the issuance of                          shares of our common stock upon the completion of this offering under our 2014 Equity Compensation Plan to members of management, all of which will occur upon the completion of this offering, there would have been              shares of our common stock outstanding, held of record by             stockholders,             shares of our common stock subject to outstanding options and             shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $             per share. Based on (i) the above and (ii) the issuance of                  shares of common stock in this offering, there will be                 shares of our common stock outstanding upon the completion of this offering.

Voting

          Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

          Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

          In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

          Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

          All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

          As of June 30, 2015, there were 9,873,511 shares of preferred stock outstanding, held of record by six stockholders. Immediately prior to the completion of this offering, we will convert our Series A preferred stock, Series A-1 preferred stock and Series B preferred stock, into shares of our common stock. We expect that prior to the completion of the offering, we and our preferred shareholders will enter into an agreement, or otherwise amend the certificate of incorporation, to provide that the preferred stock will convert into shares of our common stock in connection with this offering.

          Following this offering, under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to           shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

          Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or impair the liquidation rights of our common stock or otherwise adversely affect the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Options

          As of June 30, 2015, options to purchase an aggregate of 6,177,700 shares of our common stock at a weighted-average exercise price of $1.50 per share were outstanding.

 Warrants

          The following table summarizes our outstanding warrants to purchase shares of our stock as of June 30, 2015:

Series of Warrant	Number of Warrants	Number of Holders	Per Share Exercise Price	Expiration Date
Series A-1 preferred stock	250,000	1	$0.800	March 2022
	62,500	1	0.800	October 2022
Series B preferred stock	105,005	1	$2.860	April 2024
	481,863	1	2.990	December 2024
Class A Non-Voting common stock	206,400	49	$0.250	May—October 2019
	15,000	3	0.275	May 2019
	10,000	1	0.500	December 2019
	1,000	1	0.500	March 2020
Class B Voting common stock	160,000	3	$0.250	May—October 2019
	5,000	1	0.250	June 2021
	370,000	1	0.275	May—December 2019
	5,000	1	0.275	June 2021
	4,358	1	1.320	January 2023
	9,671	1	1.600	May—December 2023
	39,720	1	1.760	January—December 2023
	7,802	1	3.000	January—December 2024
	23,867	1	3.300	January—December 2024
	8,709	1	3.300	January—June 2025

          In accordance with their terms, the warrants for the Class A Non-Voting common stock and the Class B Voting common stock expire upon the completion of this offering, unless exercised prior thereto. Upon the completion of this offering the outstanding warrants to purchase Series A-1 preferred stock, or the A-1 Warrants, and warrants to purchase Series B preferred stock, or the B Warrants, will each convert into warrants to purchase common stock. Assuming no warrants have been exercised as of June 30, 2015, upon the completion of this offering there will be outstanding (i) two A-1 Warrants to purchase an aggregate of 312,500 shares of common stock, each at an exercise price of $0.800 per share, and which expire on October 26, 2022 and the earlier of March 23, 2022 and three years from the date of completion of an initial public offering of the company's common stock, respectively, and (ii) two B Warrants to purchase an aggregate of 586,868 shares of common stock at an exercise price of $2.860 and $2.990 per share, respectively, with expiration dates of the earlier of April 22, 2024 and three years from the date of completion of an initial public offering of the company's common stock and December 31, 2024 and three years from the date of completion of an initial public offering of the company's common stock, respectively.

          Each of the A-1 Warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The A-1 Warrants and the B Warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, split-ups, subdivisions, recapitalization, reclassifications, reorganization, consolidation, merger or sale.

          The holders of the A-1 Warrants and the B Warrants are entitled to registration rights under our Investor Rights Agreement, as described in more detail under "— Registration Rights."

 Registration Rights

          Under our Investor Rights Agreement, upon the completion of this offering, holders of a total of                 shares of our common stock that will be outstanding after this offering, which includes shares of common stock issuable upon exercise of outstanding warrants, will have certain registration rights. The registration rights are described below.

Demand Registration Rights

          At any time after 180 days after the completion of this offering, the holders of at least 25% of the shares of common stock issued upon conversion of the Series A preferred stock and the Series A-1 preferred stock, or the Series A Registrable Securities, then outstanding may request that we register all or a portion of their shares of common stock for sale under the Securities Act; provided that such Series A Registrable Securities have an aggregate price to the public in excess of $5.0 million. We will effect the registration as requested, unless, in the good faith judgment of our board of directors, such registration would be materially detrimental to us and our stockholders and should be delayed. We are not obligated to file a registration statement in certain circumstances, including after we have effected two registrations whereby we have, in each case, registered at least 75% of the Series A Registrable Securities requested by the holders thereof to be registered and during the 90-day period commencing with the date of the completion of this offering.

          At any time after 180 days after the completion of this offering, the holders of at least 25% of the shares of common stock issued upon conversion of the Series B preferred stock, or the Series B Registrable Securities, then outstanding may request that we register all or a portion of their shares of common stock for sale under the Securities Act; provided that such Series B Registrable Securities have an aggregate price to the public in excess of $5.0 million. We will effect the registration as requested, unless, in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its stockholders and should be delayed. We are not obligated to file a registration statement in certain circumstances, including after we have effected two registrations whereby the company has in each case registered at least 75% of the Series B Registrable Securities requested by the holders thereof to be registered.

          In addition, when we are eligible for the use of Form S-3, or any successor form, holders of the shares of at least 15% of the Series A Registrable Securities and Series B Registrable Securities then outstanding may make requests that we register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1.0 million. We are not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any twelve-month period.

Incidental Registration Rights

          In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having piggyback registration rights are entitled to notice of the registration and to include all or a portion of their shares of common stock in the registration.

Other Provisions

          In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

          We will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for selling stockholders, related to any demand, piggyback and Form S-3 registration. The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which we must indemnify selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they must indemnify us for material misstatements or omissions in the registration statement attributable to them.

          The demand, piggyback and Form S-3 registration rights described above terminate upon a Qualified A Public Offering for the Series A Registrable Securities and a Qualified B Public Offering for the Series B Registrable Securities, as such terms are defined in our certificate of incorporation, as amended, as in effect prior to the completion of this offering.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

          Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

          We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

          In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

          The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

          Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to                 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

  •
  provide that the authorized number of directors may be changed only by resolution of our board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

          The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Choice of Forum and Fee-Shifting

          Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (d) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (e) any other action asserting a claim against us that is governed by the internal affairs doctrine. We refer to each of these proceedings as a covered proceeding. In addition, our amended and restated certificate of incorporation will provide that if any action the subject matter of which is a covered proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, which we refer to as a foreign action, the claiming party will be deemed to have consented to (1) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (2) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party's counsel in the foreign action as agent for such claiming party. Our amended and restated certificate of incorporation will also provide that, except to the extent prohibited by the DGCL, in the event that a claiming party initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in any foreign action without the prior approval of our board of directors, each such claiming party will be obligated jointly and severally to reimburse us and any officer, director or other employee made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys' fees and other litigation expenses) that the parties may incur in connection with such foreign action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. However, the enforceability of similar forum provisions in other companies' certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

NASDAQ Market Listing

          We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "TRHC."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is                 . The transfer agent and registrar's address is                  .

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, from time to time including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "TRHC."

          Upon the completion of this offering, we will have outstanding                 shares of our common stock, after giving effect to the issuance of                 shares of our common stock in this offering, the automatic conversion of all outstanding shares of our preferred stock and the redesignation of all of our Class A Non-Voting common stock and Class B Voting common stock into shares of our commen stock. The number of shares outstanding upon the completion of this offering assumes no exercise of outstanding options or warrants.

          All of the shares sold in this offering will be freely tradable unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act, to the extent these shares have been released from any repurchase option that we may hold.

          Subject to the lock-up agreements described in the section titled "Underwriting — Lock-Up Agreements," we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

          In addition, shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements or other similar contractual commitments restricting the sale of such shares and Rule 144 and Rule 701 of the Securities Act.

Rule 144

          In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

          Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares, or             shares if the underwriters exercise their over-allotment option in full, immediately following this offering, based on the number of shares of our common stock outstanding upon completion of this offering; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

          Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

          Upon expiration of the 180-day lock-up period described below,                 shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

          In general, under Rule 701 of the Securities Act, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

          As described under the section entitled "Underwriting — Lock-Up Agreements," we, along with our directors and executive officers and substantially all of our other stockholders, have agreed with the underwriters that, for a period of 180-days following the date of this prospectus, we or they will not issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

          Holders of our Series A preferred stock, Series A-1 preferred stock and Series B preferred stock are parties to our Investor Rights Agreement, dated as of June 30, 2014. Pursuant to the terms of this agreement, each holder agreed not to engage in the type of transactions set forth above, for a period specified by us or a representative of our underwriters of our common stock, or other securities, not to exceed 180 days following the effective date of our registration statement filed under the Securities Act with respect to an initial public offering; provided, however that such period may be extended (but not in excess of 210 days following the effective date of such registration statement) to enable such underwriter to issue a research report or make a public appearance that relates to an earnings release or announcement by us within 15 days prior to or after the date that is 180 days after the effective date of the registration statement relating to such offering.

 Equity Compensation Plans

          We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity compensation plans. We expect to file the registration statement covering such shares shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. For more information on our equity compensation plans, see section titled "Executive Compensation — Equity Compensation Plans."

Registration Rights

          Upon the completion of this offering, holders of a total of                 shares of our common stock that will be outstanding after this offering, which includes shares of common stock issuable upon exercise of outstanding warrants, are entitled to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file. For more information, see section titled "Description of Capital Stock — Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period and to the extent these shares have been released from any repurchase option that we may hold.

 MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

          The following is a general discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock issued pursuant to this offering by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

          An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

          This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

          We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  insurance companies;

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  tax-exempt organizations;

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  financial institutions;

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  brokers or dealers in securities;

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  pension plans;

  •
  controlled foreign corporations;

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  passive foreign investment companies;

  •
  owners that have a functional currency other than the U.S. dollar;

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  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

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  owners that hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation; and

  •
  certain U.S. expatriates.

          In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

          This discussion is for general information only and it is not tax advice. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

 Dividends

          As discussed under "Dividend Policy" above, we do not currently expect to make distributions in respect of our common stock. If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment in our common stock, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading "Gain on Disposition of common stock." Any distribution would also be subject to the discussion below under the headings "Information Reporting and Backup Withholding Tax" and "FATCA."

          Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

          Subject to the discussion below under the headings "Information Reporting and Backup Withholding Tax" and "FATCA", a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

  •
  the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder's gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding Tax

          We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8-BEN-E (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under "Dividends," will generally be exempt from U.S. backup withholding.

          Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

          Pursuant to the Foreign Account Tax Compliance Act, or FATCA, and the Treasury regulations promulgated thereunder, a 30% U.S. federal withholding tax may apply to payments of dividends on, and, after December 31, 2016, gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. equity and debt holders, or (iii) the foreign entity is otherwise exempt under FATCA.

          Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock.

Federal Estate Tax

          Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

          The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

          Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and UBS Securities LLC are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
UBS Securities LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Total

          All of the shares to be purchased by the underwriters will be purchased from us.

          The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

          The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Shares

          We have granted a 30-day option to the underwriters to purchase up to a total of                          additional shares of our common stock at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $             per share, of which up to $             per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

          The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional shares:

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

          We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $             . We have agreed to reimburse the underwriters for legal fees of up to $25,000 incurred in qualification of the offering with the Financial Industry Regulatory Authority, or FINRA, which amount is deemed by FINRA to be underwriting compensation.

Indemnification of Underwriters

          The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

          We, each of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our options outstanding prior to this offering, have agreed, subject to specified exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and UBS Securities LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

  •
  issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

  •
  in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than registration statements on Form S-8 filed with the SEC after the completion date of this offering; or

  •
  enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

          Wells Fargo Securities, LLC and UBS Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

NASDAQ Global Market Listing

          We expect to have our common stock listed on the NASDAQ Global Market under the symbol "TRHC."

Stabilization

          In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the option to purchase additional shares. The underwriters may close out a covered short sale by exercising their option to purchase additional shares or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the option to purchase additional shares. The underwriters may also sell shares of common stock in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the underwriting syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

          The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

          The foregoing transactions, if commenced, may be effected on the NASDAQ Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

          The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares of common stock offered by them.

 Pricing of this Offering

          Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined between us and the representative of the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

  •
  the present state of our development; and

  •
  our future prospects.

          An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Relationships

          The underwriters and/or their respective affiliates may in the future provide various financial advisory, investment banking, commercial banking and other financial services to us, for which they may receive compensation.

Sales Outside the United States

          No action has been or will be taken in any jurisdiction (except in the United States) that would permit an initial public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K.-incorporated investment firm regulated by the Financial Conduct Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus, the Shares, may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

            (a)     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

            (c)     to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

            (d)     in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

          This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive, or qualified investors, that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

          The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act of 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

          This prospectus (including any amendment, supplement or replacement thereto) have not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

          This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

          This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

 LEGAL MATTERS

          The validity of the shares of common stock offered hereby is being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Cooley LLP, New York, New York is acting as counsel for the underwriters in this offering.

EXPERTS

          The consolidated financial statements of Tabula Rasa HealthCare, Inc. and subsidiaries as of December 31, 2013 and 2014, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2014 consolidated financial statements contains an explanatory paragraph that states that we have incurred net losses since inception and do not currently have the wherewithal to repay a note payable related to an acquisition that is due on June 30, 2016, which raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

          The audited financial statements of the Medliance Business, a business of Medliance LLC, as of December 31, 2013, and for the years ended December 31, 2013 and 2014, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The audited financial statements of Capstone Performance Systems, LLC, as of December 31, 2013, and for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

          You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 2400 Boston Street, Baltimore, Maryland 21224 or telephoning us at (410) 522 - 8707.

          Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.tabularasahealthcare.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Tabula Rasa HealthCare, Inc.
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and December 31, 2014	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2013 and December 31, 2014	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit for the Years Ended December 31, 2013 and December 31, 2014	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and December 31, 2014	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Financial Statements
Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015	F-47
Consolidated Statements of Operations for the Six Months Ended June 30, 2014 and June 30, 2015	F-48
Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders' Deficit for the Six Months Ended June 30, 2015	F-49
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2014 and June 30, 2015	F-50
Notes to Unaudited Consolidated Interim Financial Statements	F-51
Medliance Business (A Business of Medliance LLC)
Audited Financial Statements
Independent Auditors' Report	F-66
Balance Sheet as of December 31, 2013	F-67
Statements of Operations for the years ended December 31, 2013 and December 31, 2014	F-68
Statements of Changes in Net Parent Investment for the years ended December 31, 2013 and December 31, 2014	F-69
Statements of Cash Flows for the years ended December 31, 2013 and December 31, 2014	F-70
Notes to Financial Statements	F-71
Capstone Performance Systems, LLC
Audited Financial Statements
Independent Auditors' Report	F-75
Balance Sheet as of December 31, 2013	F-76
Statements of Operations for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014	F-77
Statements of Members' Equity for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014	F-78
Statements of Cash Flows for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014	F-79
Notes to Financial Statements	F-80
Pro Forma Combined Financial Information (unaudited)
Basis of Presentation	F-85
Pro Forma Combined Statement of Operations for the year ended December 31, 2014 (unaudited)	F-86
Notes to Pro Forma Combined Statement of Operations (unaudited)	F-87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Tabula Rasa HealthCare, Inc.:

          We have audited the accompanying consolidated balance sheets of Tabula Rasa HealthCare, Inc. and subsidiaries (formerly CareKinesis, Inc.) as of December 31, 2013 and 2014, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tabula Rasa HealthCare, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses since inception and does not currently have the wherewithal to repay a note payable related to an acquisition that is due on June 30, 2016, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 31, 2015

TABULA RASA HEALTHCARE, INC.
CONSOLIDATED BALANCE SHEETS
($ amounts in thousands, except share amounts)

	December 31
	2013	2014
Assets
Current assets:
Cash	$6,027	$4,122
Restricted cash	—	500
Accounts receivable, net	2,086	4,302
Inventories	1,021	2,040
Rebates receivable	203	968
Prepaid expenses and other current assets	152	316

Total current assets	9,489	12,248
Property and equipment, net	2,519	2,221
Software development costs, net	2,011	2,254
Goodwill	189	21,606
Intangible assets, net	—	19,993
Other assets	325	501

Total assets	$14,533	$58,823

Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Line of credit	$—	$6,860
Current portion of long-term debt	1,714	2,121
Notes payable to related parties	1,089	1,014
Acquisition-related consideration payable	—	4,370
Acquisition-related contingent consideration	—	1,079
Accounts payable	2,713	4,558
Accrued expenses and other liabilities	854	2,068

Total current liabilities	6,370	22,070
Line of credit	6,860	—
Long-term debt	1,521	12,989
Long-term notes payable related to acquisition	—	14,350
Long-term acquisition-related consideration payable	—	224
Long-term acquisition-related contingent consideration	—	7,300
Warrant liability	679	2,783
Other long-term liabilities	—	102

Total liabilities	15,430	59,818

Commitments and contingencies (Note 16)
Redeemable convertible preferred stock:
Series A and A-1 redeemable convertible preferred stock, $0.0001 par value, 7,224,266 shares authorized, 6,911,766 shares issued and outstanding at December 31, 2013 and 2014 (liquidation preference of $6,216 at December 31, 2014)	5,798	6,165
Series B redeemable convertible preferred stock, $0.0001 par value, 3,548,614 shares authorized, 2,961,745 shares issued and outstanding at December 31, 2013 and 2014 (liquidation preference of $4,927 at December 31, 2014)	9,325	12,842

Total redeemable convertible preferred stock	15,123	19,007

Stockholders' deficit:
Common stock, $0.0001 par value; 27,836,869 shares authorized; 7,580,396 and 8,021,093 shares issued and outstanding at December 31, 2013 and 2014, respectively	1	1
Additional paid-in capital	—	—
Accumulated deficit	(16,021)	(20,003)

Total stockholders' deficit	(16,020)	(20,002)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$14,533	$58,823

See accompanying notes to consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
($ amounts in thousands, except share and per share amounts)

	Year Ended December 31,
	2013	2014
Revenue:
Product revenue	$25,143	$46,878
Service revenue	—	1,550

Total revenue	25,143	48,428

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	20,921	37,073
Service cost	—	739

Total cost of revenue	20,921	37,812

Gross profit	4,222	10,616

Operating expenses:
Research and development	1,338	1,660
Sales and marketing	1,775	2,272
General and administrative	2,482	3,970
Change in fair value of acquisition-related contingent consideration expense	—	790
Depreciation and amortization	1,118	1,817

Total operating expenses	6,713	10,509

(Loss) income from operations	(2,491)	107
Other expense:
Change in fair value of warrant liability	547	269
Interest expense	833	1,354

Total other expense	1,380	1,623

Loss before income taxes	(3,871)	(1,516)
Income tax benefit	—	(409)

Net loss	(3,871)	(1,107)
Accretion of redeemable convertible preferred stock	(5,346)	(3,884)

Net loss attributable to common stockholders	$(9,217)	$(4,991)

Net loss per share attributable to common stockholders, basic and diluted	$(1.22)	$(0.63)

Weighted average common shares outstanding, basic and diluted	7,525,931	7,862,025

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.06)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		17,735,536

See accompanying notes to consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
($ amounts in thousands, except share amounts)

								Stockholders' Deficit
	Redeemable Convertible Preferred Stock							Common Stock
	Series A		Series A-1		Series B			Class A		Class B
												Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount	Shares	Amount
Balance, January 1, 2013	4,411,766	$3,340	2,500,000	$2,107	—	$—	$5,447	3,193,655	$—	4,280,590	$1	$2,984	$(9,757)	$(6,772)
Sale of redeemable convertible preferred stock, net of expenses of $181	—	—	—	—	2,626,188	3,819	3,819	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	216	—	135	—	4,995	5,346	—	—	—	—	(3,253)	(2,093)	(5,346)
Conversion of promissory note	—	—	—	—	335,557	511	511	—	—	—	—	—	—	—
Cancellation of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	(300)	(300)
Transfer of common stock	—	—	—	—	—	—	—	190,832	—	(190,832)	—	—	—	—
Sale of common stock	—	—	—	—	—	—	—	103,875	—	—	—	163	—	163
Exercise of stock options	—	—	—	—	—	—	—	2,276	—	—	—	1	—	1
Issuance of common stock warrants	—	—	—	—	—	—	—	—		—	—	16	—	16
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	89	—	89
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,871)	(3,871)

Balance, December 31, 2013	4,411,766	3,556	2,500,000	2,242	2,961,745	9,325	15,123	3,490,638	—	4,089,758	1	—	(16,021)	(16,020)
Issuance of common stock in connection with acquisition of St. Mary Prescription Pharmacy	—	—	—	—	—	—	—	157,500	—	—	—	291	—	291
Issuance of common stock in connection with acquisition of Capstone Performance Systems, LLC	—	—	—	—	—	—	—	203,358	—	—	—	374	—	374
Accretion of redeemable convertible preferred stock	—	225	—	142	—	3,517	3,884	—	—	—	—	(1,009)	(2,875)	(3,884)
Transfer of common stock	—	—	—	—	—	—	—	63,333	—	(63,333)	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	79,839	—	—	—	59	—	59
Issuance of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	254	—	254
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,107)	(1,107)

Balance, December 31, 2014	4,411,766	$3,781	2,500,000	$2,384	2,961,745	$12,842	$19,007	3,994,668	$—	4,026,425	$1	$—	$(20,003)	$(20,002)

See accompanying notes to consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2013	2014
Cash flows from operating activities:
Net loss	$(3,871)	$(1,107)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,118	1,817
Amortization of deferred financing costs and debt discount	166	259
Payment of imputed interest on debt	—	(13)
Deferred income tax benefit	—	(422)
Issuance of common stock warrants	16	31
Write-off in-process software development costs	—	63
Stock-based compensation	89	254
Change in fair value of warrant liability	547	269
Change in fair value of acquisition-related contingent consideration, net of certain payments	—	730
Changes in operating assets and liabilities, net of effect from acquisitions:
Accounts receivable, net	(884)	(1,388)
Inventories	(337)	(792)
Rebates receivable	(104)	(715)
Prepaid expenses and other current assets	(63)	(77)
Other assets	(36)	(30)
Accounts payable	801	1,383
Accrued expenses and other liabilities	403	604
Other long-term liabilities	—	4

Net cash (used in) provided by operating activities	(2,155)	870

Cash flows from investing activities:
Purchases of property and equipment	(366)	(230)
Software development costs	(479)	(738)
Change in restricted cash	—	(500)
Purchase of businesses, net of cash acquired	—	(13,448)

Net cash used in investing activities	(845)	(14,916)

Cash flows from financing activities:
Net proceeds from sale of preferred stock	3,819	—
Proceeds from sale of common stock	164	59
Payment for cancellation of warrants	(300)	—
Payments for debt financing costs	(90)	(212)
Proceeds from notes payable to related parties	1,699	100
Repayments of notes payable to related parties	(260)	(175)
Borrowings on line of credit	6,940	—
Repayments of line of credit	(1,140)	—
Payments of acquisition-related consideration	—	(487)
Payments of contingent consideration	—	(440)
Proceeds from long-term debt	25	15,000
Repayments of long-term debt	(1,989)	(1,704)

Net cash provided by financing activities	8,868	12,141

Net increase (decrease) in cash	5,868	(1,905)
Cash, beginning of period	159	6,027

Cash, end of period	$6,027	$4,122

Supplemental disclosure of cash flow information:
Acquisition of equipment under capital leases	$774	$326

Additions to property, equipment, and software development purchases included in accounts payable	$21	$53

Cash paid for interest	$629	$1,080

Accretion of redeemable convertible preferred stock to redemption value	$5,346	$3,884

Conversion of promissory note to Series B redeemable convertible preferred stock	$511	$—

Fair value of promissory notes entered into in connection with Medliance acquisition	$—	$14,347

Fair value of preferred stock warrants issued to lender	$—	$1,835

See accompanying notes to consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

1.       Corporate Formation and Reorganization

          Effective June 30, 2014, CareKinesis, Inc. ("CareKinesis") and its wholly-owned subsidiaries St. Mary Prescription Pharmacy ("SMPP"), Capstone Performance Systems, LLC ("Capstone") and CareVentions, Inc. ("CareVentions"), were restructured to create a parent holding company, Tabula Rasa HealthCare, Inc. (the "Company"). To accomplish the restructuring, the Company and a new, wholly-owned, merger subsidiary of the Company were incorporated under the laws of the state of Delaware, and the new merger subsidiary was merged with and into CareKinesis, with CareKinesis as the surviving corporation and a wholly owned subsidiary of the Company. As a result of the merger, the former stockholders of CareKinesis became stockholders of the Company, with each share of CareKinesis issued and outstanding immediately prior to the merger automatically converting into the same share, with the same rights and preferences and obligations with the Company as they had prior to the merger with CareKinesis. In addition, in connection with the reorganization, CareKinesis distributed all of the equity interests in each of Capstone and CareVentions to the Company such that Capstone and CareVentions became wholly owned subsidiaries of the Company. As CareKinesis and the Company are entities under common control, the consolidated financial statements reflect the historical carrying values of CareKinesis' assets and liabilities and its results of operations as if they were consolidated for all periods presented.

2.      Nature of Business and Basis of Presentation

          The Company provides patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk. The Company delivers its solutions through a comprehensive suite of technology-enabled products and services for medication risk management and risk adjustment. The Company serves healthcare organizations that focus on populations with complex healthcare needs and extensive medication requirements. The Company's suite of cloud-based software solutions provides prescribers, pharmacists and healthcare organizations with sophisticated and innovative tools to better manage the medication-related needs of patients.

          The Company's consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company has incurred net losses since inception and has an accumulated deficit of $20,003 as of December 31, 2014. Management believes that the Company's cash of $4,122 as of December 31, 2014 in addition to borrowing capacity under a line of credit and cash flows from operations are sufficient to fund the Company's planned operations through at least December 31, 2015, however, the Company does not have the wherewithal to repay a note payable related to an acquisition with a face value of $16,385 that is due on June 30, 2016 (note 9), which raises substantial doubt about the Company's ability to continue as a going concern. Management plans to repay the note with the proceeds from its planned initial public offering or, to the extent that the offering is delayed or not successful, management would seek to extend the note or obtain alternate sources of financing. There is no assurance that management's plans will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The ability of the Company to maintain successful operations will depend on, among other things, new business wins, the retention of clients, and the effectiveness of sales and marketing initiatives.

          The Company is seeking to complete an initial public offering of its common stock, which would provide additional capital to fund its operations. Upon the closing of a qualified public offering on

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

specified terms, all of the Company's outstanding redeemable convertible preferred stock will convert into shares of common stock. In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private financings or debt financing. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

          The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

          The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

3.       Summary of Significant Accounting Policies

(a)    Use of Estimates

          The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates or assumptions.

          On an ongoing basis, management evaluates its estimates and assumptions, including, but not limited to, those related to: (i) the fair value of assets acquired and liabilities assumed for business combinations, (ii) the valuation of the Company's common and preferred stock, (iii) the recognition and disclosure of contingent liabilities, (iv) the useful lives of long-lived assets (including definite-lived intangible assets), (v) the evaluation of revenue recognition criteria, (vi) assumptions used in the Black-Scholes option-pricing model to determine the fair value of equity and liability classified warrants and stock-based compensation instruments and (vii) the realizability of long-lived assets, including goodwill and intangible assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company has engaged and may, in the future, engage third-party valuation specialists to assist with estimates related to the valuation of its preferred and common stock, in addition to the valuation of assets and liabilities acquired. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(b)    Revenue Recognition

          The Company recognizes revenue from product sales or services rendered when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the price to its client is fixed or determinable and (iv) collectability is reasonably assured.

Product Revenue

          The Company enters into contracts with healthcare organizations to provide software enabled medication risk management solutions. Under these contracts, revenue is generated through the following components:

  Prescription drug revenue

  The Company sells prescription medications directly to healthcare organizations through its prescription fulfillment pharmacies. Prescription medication revenue is recognized when the product is shipped to the customer.

  Dispensing fees:

  The Company receives a fixed fee for each prescription dispensed. Dispensing fee revenue is recognized when the underlying prescription is shipped to the customer.

  Per member per month fees

  The Company receives a fixed monthly administrative fee for each member in the program contracted for medication risk management services. This fee is recognized on a monthly basis as medication risk management services are provided.

          The Company currently does not provide any of these services on a stand-alone basis.

Service Revenue

          The Company enters into contracts with healthcare organizations to provide risk adjustment and pharmacy cost management services, which include training client staff and providers about documentation and diagnosis coding, analyzing clients' data collection and submission processes and delivering meaningful analytics for understanding reimbursement complexities.

          Under the risk adjustment contracts, there are three revenue generating components:

  Set up fees:

  The Company's contracts with its risk adjustment service customers often require customers to pay non-refundable set up fees, which are deferred and recognized over the estimated term of the contract. These fees are charged at the beginning of the customer relationship as compensation for the Company's efforts to prepare the customer and configure its system for the data collection process. These fees do not represent a separate unit of accounting as they do not have value apart from the broader risk adjustment services contract.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

  Per member per month fees

  The Company receives a fixed monthly fee for each member in the program contracted for risk adjustment services. These fees represent a separate unit of accounting as they have stand-alone value to the customer and are offered independently from any other services. Revenue for these fees is recognized each month as the related risk adjustment services are performed.

  Hourly consulting fees

  The Company contracts with customers to perform various risk adjustment services. Such services are billed on a time and materials basis, at agreed hourly rates. These fees represent a separate unit of accounting as they have stand-alone value to the customer and are offered independently from any other services. Revenue for these services is recognized as time is incurred on the project.

          The Company's pharmacy cost management services include subscription revenue from customers and rebates from drug manufacturers for drug utilization data. Subscription revenue is recognized monthly as either a flat fee or as a percentage of monthly transactions incurred. Rebates from drug manufacturers are recognized when received due to the unpredictable nature of the payments and because fees are not fixed and determinable until received.

(c)    Cost of Product Revenue

          Cost of product revenue includes all costs directly related to the medication risk management offering, including costs relating to the Company's pharmacists' collaboration on a patient's medication management, clinical analysis of the results and, when necessary, offering guidance to the prescriber based upon the review of the medication risk mitigation matrix and the individual patient's medical history, as well as the fulfillment and distribution of prescription drugs. Costs consist primarily of the purchase price of the prescription drugs the Company dispenses, expenses to package, dispense and distribute prescription drugs, expenses associated with the Company's medication care plan support centers and prescription fulfillment centers, including employment costs and stock-based compensation, and expenses related to the hosting of the Company's technology platform. Such costs also include direct overhead expenses, as well as allocated miscellaneous overhead costs. The Company allocates miscellaneous overhead costs among functions based on employee headcount.

(d)    Cost of Service Revenue

          Cost of service revenue includes all labor costs, including stock-based compensation expense, directly related to the risk adjustment and pharmacy cost management services and expenses for claims processing, technology services and overhead costs.

(e)    Research and Development

          Research and development expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in the Company's research and development functions, costs relating to the design and development of new software and technology and enhancement of existing software and technology, including fees paid to third-party consultants, costs relating to quality assurance and testing, and other allocated facility-related overhead and expenses. Costs incurred in research and development are charged to expense as incurred.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(f)    Stock-Based Compensation

          The Company accounts for stock-based awards granted to employees and directors in accordance with ASC Topic 718, Compensation — Stock Compensation, which requires that compensation cost be recognized for awards based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the period during which an employee or director is required to provide service in exchange for the award — the requisite service period ("vesting period"). The grant-date fair value of employee and director stock-based awards is determined using the Black-Scholes option-pricing model.

          Compensation expense for options granted to non-employees is determined based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense is recognized over the period during which services are rendered by such non-employees until completed on a straight-line basis over the vesting period on each separate vesting tranche of the award, or the accelerated attribution method. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company's common stock and updated assumption inputs in the Black-Scholes option-pricing model.

          The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs or recipients' service payments are classified.

          The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method. The expected term of the stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

(g)    Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

(h)    Accretion of Redeemable Convertible Preferred Stock

          Accretion of redeemable convertible preferred stock includes the accretion of accruing dividends on and issuance costs of the Company's Series A, Series A-1 and Series B redeemable convertible preferred stock. The carrying values of Series A and Series A-1 redeemable convertible preferred stock are being accreted to their respective redemption values at each reporting period using the effective

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

interest method, from the date of issuance to the earliest date the holders can demand redemption. The carrying value of Series B redeemable convertible preferred stock is being accreted to redemption value at each reporting period at the greater of (i) the original issuance price plus unpaid accrued dividends or (ii) the fair value of the redeemable convertible preferred stock.

(i)     Net Loss per Share Attributable to Common Stockholders

          The Company uses the two-class method to compute net loss attributable to common stockholders because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires net loss applicable to common stockholders for the period, after an allocation of earnings to participating securities, to be allocated between common and participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company's preferred stockholders are entitled to receive annual cumulative dividends payable prior and in preference to dividends paid to holders of common stock when, as and if declared by the Company's Board of Directors (the "Board"). In the event a dividend is paid on common stock, holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis).

          The unaudited pro forma net loss per share of common stock is computed using the weighted average number of shares of common stock outstanding after giving pro forma effect to the conversion of all issued and outstanding shares of preferred stock into shares of common stock upon the closing of the Company's contemplated initial public offering as if such conversion had occurred on January 1 of the applicable year, or the date of issuance, if later.

(j)     Cash

          Cash at December 31, 2013 and 2014 consists of cash on deposit with banks. The balances, at times, may exceed federally insured limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2013 or 2014.

(k)    Restricted cash

          Restricted cash at December 31, 2014 consists of cash required to be held for deferred payments associated with the SMPP acquisition (note 4) and was $500 at December 31, 2014.

(l)     Accounts Receivable, net

          Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its clients' financial condition, the amount of receivables in dispute and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. As of December 31, 2013 and 2014 the Company deemed this amount to be de minimis.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(m)   Inventories

          Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

(n)    Property and Equipment, net

          Property and equipment are stated at cost less accumulated depreciation. Additions or improvements that increase the useful life of existing assets are capitalized, while expenditures for repairs and maintenance that do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company depreciates computer hardware and purchased software over a life of three years and office furniture and equipment over a life of five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Property and equipment under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations.

(o)    Software Development Costs, net

          Certain development costs of the Company's internal-use software are capitalized in accordance with ASC Topic 350, Intangibles-Goodwill and Other ("ASC 350"), which outlines the stages of computer software development and specifies when capitalization of costs is required. The Company capitalizes certain costs incurred in connection with obtaining or developing internal-use software, including external direct costs of material and services and payroll costs for employees directly involved with the software development. Projects that are determined to be in the development stage are capitalized. Subsequent additions, modifications, or upgrades to internal-use software are capitalized to the extent that they allow the software to perform tasks it previously did not perform. Capitalized software costs are amortized beginning when the software project is substantially complete and the asset is ready for its intended use. Capitalized internal-use software costs are amortized using the straight-line method over the remaining estimated useful life of the Company's core software platform, which was four years during the year ended December 31, 2014. Costs incurred in the preliminary project stage and post-implementation stage, as well as maintenance and training costs, are expensed as incurred as part of research and development expense. As of December 31, 2013 and 2014, gross capitalized software costs were $2,883 and $3,644 and accumulated amortization was $872 and $1,390, respectively. Amortization expense for the years ended December 31, 2013 and 2014 was $384 and $518, respectively. As of December 31, 2013 and 2014, there was $184 and $328, respectively, of capitalized software costs that were not yet subject to amortization.

(p)    Impairment of Long-Lived Assets Including Other Intangible Assets

          Long-lived assets consist of property and equipment, software development costs and definite-lived intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

(q)    Deferred Financing Costs

          Costs related to obtaining debt financing are capitalized and amortized to interest expense over the term of the related debt using the effective — interest method. If debt is prepaid or retired early, the related unamortized deferred financing costs are written off in the period the debt is retired. Deferred financing costs of $102 and $240, net of accumulated amortization, are included in other assets on the accompanying consolidated balance sheets as of December 31, 2013 and 2014, respectively.

(r)    Deferred Rent

          Rent expense is recorded on a straight-line basis over the term of the lease. Lease incentives, including tenant improvement allowances, are recorded to deferred rent and amortized on a straight-line basis over the lease term and $37 and $33 are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets as of December 31, 2013 and 2014, respectively.

(s)    Warrant Liability

          The Company's warrants to purchase shares of its preferred stock are classified as warrant liability and recorded at fair value. This warrant liability is subject to remeasurement at each balance sheet date and the Company recognizes any change in fair value in its statements of operations as a change in fair value of the warrant liability. The Company will continue to adjust the carrying value of the warrants for changes in the estimated fair value until such time as these instruments are exercised, expire or, upon the closing of this offering, convert into warrants to purchase shares of our common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders' deficit.

(t)     Contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal fees and other expenses related to litigation are expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

(u)    Shipping and Handling Costs

          Shipping and handling costs are charged to cost of product revenue when incurred. Shipping and handling costs totaled $868 and $1,394 for the years ended December 31, 2013 and 2014, respectively.

(v)    Advertising Costs

          Advertising costs are charged to operations when the advertising first takes place. The Company incurred advertising expense of $41 and $39 for the years ended December 31, 2013 and 2014, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(w)   Business Combinations

          The costs of business combinations are allocated to the assets acquired and liabilities assumed, in each case based on estimates of their respective fair values at the acquisition dates, using the purchase method of accounting. Fair values of intangible assets are estimated by valuation models prepared by management and third-party specialists. The assets purchased and liabilities assumed have been reflected in the Company's consolidated balance sheets, and the results are included in the consolidated statements of operations and consolidated statements of cash flows from the date of acquisition. Acquisition-related contingent consideration is classified as a liability. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, will be recognized within general and administrative expense in the period of the estimated fair value change. Acquisition-related transaction costs, including legal and accounting fees and other external costs directly related to the acquisition, are recognized separately from the acquisition and expensed as incurred in general and administrative expenses in the consolidated statements of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results.

(x)    Goodwill

          Goodwill consists of the excess purchase price over fair value of net tangible and intangible assets acquired.

          Goodwill is not amortized, but instead tested for impairment annually. Goodwill is assessed for impairment on October 1st of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. ASU 2011-08, Testing Goodwill for Impairment, provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

          If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units' goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

          For the years ended December 31, 2013 and 2014, the Company performed a qualitative assessment of goodwill and determined that it is not more-likely-than-not that the fair values of its reporting unit is less than the carrying amount. Accordingly, no impairment loss was recorded for the years ended December 31, 2013 or 2014.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(y)    Concentration of Credit Risk

          The Company's clients consist of healthcare organizations, which are sponsors of the federal Medicare Part D plan (prescription drug coverage plan) and dual funded by Medicaid and Medicare and, therefore, subject to the reporting requirements established by the Centers for Medicaid and Medicare Services ("CMS"). Under CMS guidelines, Medicare Part D sponsors are required to remit payment for claims within 14 calendar days of the date on which an electronic claim is received and within 30 calendar days of the date on which nonelectronically submitted claims are received. The Company extends credit to clients based upon such terms, as well as management's evaluation of creditworthiness, and generally collateral is not required.

          Accounts receivable as a percentage of net accounts receivable at December 31, 2013 and 2014 and sales as a percentage of total revenues for the respective years with significant clients were as follows:

	Accounts Receivable		Revenue
	December 31,		December 31,
	2013	2014	2013	2014
Customer A	19%	13%	16%	11%
Customer B	less than 10%	less than 10%	10%	less than 10%
Customer C	10%	less than 10%	10%	less than 10%
Customer D	less than 10%	less than 10%	less than 10%	10%
Customer E	less than 10%	13%	less than 10%	less than 10%

(z)    Segment Data

          The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level. The Company's chief operating decision maker is the Chief Executive Officer. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements. All revenues are generated and all tangible assets are held in the United States.

(aa) Fair Value of Financial Instruments

          Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

  similar assets or liabilities or other inputs that are observable or can be corroborated by observable market.

  Level 3 — Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

          The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(bb)  Recent Accounting Pronouncements

          In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. ASU 2014-09 sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. For public companies, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim reporting periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently evaluating the impact of ASU 2014-09 on the Company's consolidated financial statements and has not yet selected a transition method.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 will explicitly require management to assess a company's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the disclosure impact of the adoption of ASU 2014-15 on the Company's consolidated financial statements.

          In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. For public companies, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. ASU 2015-03 will be applied on a retrospective basis.

          In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory ("ASU 2015-11"), which simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2015-11 on the Company's consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

4.      Acquisitions

SMPP

          On January 7, 2014, the Company acquired all of the authorized, issued and outstanding shares of capital stock of J.A. Robertson, Inc., doing business as St. Mary Prescription Pharmacy. SMPP is a pharmacy based in San Francisco, California that has been servicing the needs of Program of All-inclusive Care for the Elderly participants for over 30 years. The acquisition consideration was comprised of cash consideration of up to $2,000, consisting of $1,000 payable upon the closing of the acquisition, up to $500 payable following the six-month anniversary of the closing date, up to $300 payable following the 12-month anniversary of the closing date and a fixed $200 payable following the 24-month anniversary of the closing date. The first two cash payments made subsequent to the closing date were contingent upon the achievement of specified revenue targets, as defined below. The final payment on the 24-month anniversary of the closing date will be paid if the Company has not made any claims for indemnification pursuant to the purchase agreement. In addition to the cash consideration, the Company will issue up to 210,000 shares of Class A Non-Voting common stock consisting of 105,000 shares issued upon the closing of the acquisition, up to 52,500 shares due following the six-month anniversary of the closing date, up to 31,500 shares due following the 12-month anniversary of the closing date and a fixed amount 21,000 shares due following the 24-month anniversary of the closing date. The first two contingent stock payments made subsequent to the closing date are contingent upon the achievement of specified revenue targets, as defined below. The final contingent stock payment following the 24-month anniversary of the closing date shall be issued if the Company has not made any claims for indemnification pursuant to the purchase agreement.

          SMPP acquisition-related contingent consideration was determined at two dates: following the six-month anniversary of the closing date up to $500 in cash and up to 52,500 shares of the Company's common stock ("First Contingent Payment Date") was payable and following the twelve-month anniversary of the closing date up to $300 in cash and up to 31,500 shares of the Company's common stock ("Second Contingent Payment Date") was payable. The actual consideration for the First Contingent Payment Date and the Second Contingent Payment Date was determined based on the average monthly revenue during the six-month period preceding the First Contingent Payment Date and the 12-month period preceding the Second Contingent Payment Date ("Measurement Periods"), respectively. If the average monthly revenue is equal to or exceeded the monthly revenue target, as defined in the agreement, during the applicable Measurement Period, the contingent payment for such Measurement Period was payable in full. If the average monthly revenue was less than the monthly revenue target for a Measurement Period, then an amount was payable equal to the maximum contingent payment multiplied by a fraction, the numerator of which was the average monthly revenue for the Measurement Period, the denominator of which was the monthly revenue target, with the cash amount and number of shares each reduced proportionately.

          The Company, with the assistance of a third-party appraiser, utilized a Monte Carlo simulation to determine the estimated acquisition-date fair value of the acquisition-related contingent consideration of $810. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

          The Company paid $500 in cash and issued 52,500 shares of the Company's common stock, with a fair value of $96, in the third quarter of 2014 in satisfaction of the contingent consideration on the First Contingent Payment Date and $300 in cash and 31,500 shares of the Company's common stock, with a

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

fair value of $94, in the first quarter of 2015 in satisfaction of the contingent consideration on the Second Contingent Payment Date.

          The deferred, fixed acquisition-related cash consideration of $200 payable in January 2016 was recorded at its acquisition-date fair value of $180, using an assumed cost of debt of 5.5%. Additionally, the deferred, fixed stock payment of 21,000 shares of Class A Non-Voting common stock payable in January 2016 was recorded at its acquisition-date fair value of $34. These amounts are included in acquisition-related consideration payable in the consolidated balance sheet as of December 31, 2014. The $20 discount is being amortized to interest expense using the effective interest method through the consideration payment date. The Company amortized $10 of the discount to interest expense for the year ended December 31, 2014.

          The final payment of $200 and issuance of 21,000 shares of common stock following the 24-month anniversary of the closing date will be issued if the Company has not made any claims for indemnification pursuant to the purchase agreement. No claims for indemnification have been made as of the date of the issuance of the consolidated financial statements.

          The results of operations and financial position of SMPP are included in the Company's consolidated financial statements from the date of acquisition. Revenue and net income attributed to SMPP from the date of acquisition (January 7, 2014) through December 31, 2014 were approximately $6,209 and $577, respectively.

          The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$9
Accounts receivable	321
Inventories	227
Other current assets	58
Trade name	370
Client relationships intangible asset	930
Non-competition agreement intangible asset	20
Goodwill	1,012

Total assets acquired	2,947
Accrued liabilities	(18)
Trade accounts payable	(143)
Deferred tax liability	(467)
Deferred revenue	(101)

Total purchase price, including contingent consideration of $810	$2,218

          The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their acquisition-date estimated fair values. The identifiable intangible assets principally included a trade name, client relationships and a non-competition agreement, each of which are subject to amortization on a straight-line basis over 5, 7 and 3 years, respectively. The weighted average amortization period for acquired intangible assets as of the date of acquisition is 6.38 years.

          The Company, with the assistance of a third-party appraiser, assessed the fair value of the assets. The fair value of the trade name was estimated using an income approach, specifically known as the

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

relief from royalty method. The relief from royalty method is based on a hypothetical royalty stream that would be received if the Company were to license the SMPP trade name, which the Company derived from the projected revenues of SMPP. The fair value of the client relationships was estimated using a discounted present value income approach. Under this method, an intangible asset's fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, the Company used cash flows discounted at a rate considered appropriate given the inherent risks associated with client relationships. The Company believes that the level and timing of cash flows appropriately reflect market participant assumptions. The fair value of the non-competition agreement was valued using the discounted earnings method. Under this method, lost earnings before interest and taxes were estimated for four discrete scenarios assuming the individual competes at different time periods during the life of the agreement. To calculate fair value, the Company used lost earnings before interest and taxes discounted at a rate considered appropriate given the inherent risks associated with the non-competition agreement. The Company believes that the level and timing of the lost earnings appropriately reflect market participant assumptions.

          The amortization of intangible assets is deductible for income tax purposes.

          The Company believes the goodwill related to the acquisition was a result of expected synergies to be realized from combining operations as well as access to new geographic, demographic and clinical markets, and is deductible for income tax purposes.

Capstone

          On April 22, 2014, the Company used the funds provided by the April 2014 Eastward Loan (see note 10) to acquire substantially all of the assets, and assumed certain liabilities, of Capstone, a consulting business providing expert Medicare risk adjustment services for healthcare organizations. The acquisition consideration was comprised of cash consideration consisting of $3,000 payable upon the closing of the acquisition, $500 payable following the six-month anniversary of the closing date, and the greater of (i) $2,000 or (ii) an amount equal to five times earnings before interest, tax, depreciation and amortization ("EBITDA") of the business for the twelve month period ending on December 31, 2014 less the sum of the closing cash amount and interim cash amount of $500, which is payable following the 12-month anniversary of the closing date. In addition to the cash consideration, the Company agreed to issue up to 677,862 shares of Class A Non-Voting common stock consisting of 203,358 shares due upon the closing of the acquisition and a number of shares equal to the difference of (i) the product of 677,862 multiplied by a fraction, the numerator of which is the lesser of $2,000 or the net income of the business for the twelve month period ending on December 31, 2014, and the denominator of which is $2,000, less (ii) the closing share amount (203,358 shares), due following the 12-month anniversary of the closing date.

          The Company, with the assistance of a third-party appraiser, utilized a Monte Carlo simulation to estimate the acquisition-date fair value of the acquisition-based contingent consideration of $75. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

          The Company paid $577 in cash and issued 35,730 shares of the Company's common stock, with a fair value of $107, in the second quarter of 2015 in full satisfaction of the contingent consideration at the 12-month anniversary of the closing date.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The deferred, fixed acquisition-related cash consideration of $500 payable at the six month anniversary of the closing was recorded at its acquisition-date fair value of $487, using an assumed cost of debt of 5.5%. The $13 discount was amortized to interest expense using the effective interest method through its payment date in the fourth quarter of 2014. The deferred, fixed portion of the acquisition-related consideration payable following the 12-month anniversary of the closing date of $2,000 was recorded at its acquisition-date fair value of $1,895 using an assumed cost of debt of 5.5%. This amount is included in acquisition-related consideration in the consolidated balance sheet at December 31, 2014 and was paid in the second quarter of 2015. The $105 discount is being amortized to interest expense using the effective interest method through its consideration payment date. The Company amortized $72 of the discount to interest expense for the year ended December 31, 2014.

          The results of operations and financial position of Capstone are included in the Company's consolidated financial statements from the date of acquisition. Revenue and net income attributed to Capstone from the date of acquisition (April 22, 2014) through December 31, 2014 were approximately $1,525 and $284, respectively.

          The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$149
Prepaid and other current assets	5
Trade name	150
Client relationships intangible asset	3,154
Non-competition agreement intangible asset	192
Goodwill	2,325

Total assets acquired	5,975
Accrued liabilities	(44)
Trade accounts payable	(36)
Deferred revenue	(64)

Total purchase price, including contingent consideration of $75	$5,831

          The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition-date estimated fair values. The identifiable intangible assets principally included a trade name, client relationships and a non-competition agreement, each of which are subject to amortization on a straight-line basis over 5, 11 and 4 years, respectively. The weighted average amortization period for acquired intangible assets as of the date of acquisition is 10.36 years.

          The Company, with the assistance of a third-party appraiser, assessed the fair value of the assets. The fair value of the trade name was estimated using the relief from royalty method. The Company derived the hypothetical royalty income from the projected revenues of Capstone. The fair value of the client relationships was estimated using the discounted present value income approach. To calculate fair value, the Company used cash flows discounted at a rate considered appropriate given the inherent risks associated with client relationships. The Company believes that the level and timing of cash flows appropriately reflect market participant assumptions. The fair value of the non-competition agreement was valued using the discounted earnings method. To calculate fair value, the Company used lost earnings before interest and taxes discounted at a rate considered appropriate given the inherent risks

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

associated with the non-competition agreement. The Company believes that the level and timing of the lost earnings appropriately reflect market participant assumptions.

          The amortization of intangible assets is deductible for income tax purposes.

          The Company believes the goodwill related to the acquisition was a result of expected synergies to be realized from combining operations and is deductible for income tax purposes.

Medliance LLC

          On December 31, 2014, the Company acquired all of the authorized, issued and outstanding equity interests of Medliance LLC ("Medliance"), which provides pharmacy cost management services through data analytics. The acquisition consideration was comprised of $16,385 in non-cash consideration in the form of promissory notes to the sellers with a fair value of $14,347 (note 9) and cash consideration consisting of $12,000 payable upon closing and contingent purchase price consideration with an estimated fair value of $7,300 ("Medliance Earnout") due upon achieving specified revenue targets as of the 12, 24 and 36 month anniversaries of the acquisition. The Company paid $9,597 in cash upon closing in the fourth quarter of 2014, with the remaining $2,403 paid in the first quarter of 2015.

          The aggregate Medliance acquisition-related contingent consideration is equal to the difference of (i) the product of yearly revenue for the 2015 calendar year multiplied by 4.5 minus (ii) $26,000 (the "Aggregate Earn-Out Amount"); provided, however, if the Aggregate Earn-Out Amount is a negative amount, the Aggregate Earn-Out Amount shall equal zero. The Aggregate Earn-Out Amount is payable in cash, subject to achieving specified revenue targets, at three intervals: one-third following the 12-month anniversary of the closing date (the "Twelve Month Contingent Payment Date"), one-third following the 24-month anniversary of the closing date (the "Twenty-four Month Contingent Payment Date") and the Aggregate Earn-Out Amount less any portion actually paid at the Twelve Month Contingent Payment Date and Twenty-four Month Contingent Payment Date, following the 36-month anniversary of the closing date.

          The Aggregate Earn-Out Amount is payable based on the yearly revenue of the acquired business during the twelve month period preceding each Contingent Payment Date ("Measurement Period"). If the yearly revenue is equal to or exceeds the 2015 Medliance calendar year revenue target ("Yearly Revenue Target") during a Measurement Period, the portion of the Aggregate Earn-Out Amount due, as defined above, is payable in full. If the yearly revenue is less than the Yearly Revenue Target for a Measurement Period, then an amount shall be payable equal to the portion of the Aggregate Earn-Out Amount due multiplied by a fraction, the numerator of which is the yearly revenue for the Measurement Period and the denominator of which is the Yearly Revenue Target.

          The Company, with the assistance of a third-party appraiser, utilized a Monte Carlo simulation to estimate the acquisition-date fair value of the acquisition-related contingent consideration of $7,300. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$139
Accounts receivable	329
Prepaid and other current assets	24
Property and equipment	27
Other assets	16
Trade name	1,200
Developed technology-Pharmview	2,200
Developed technology-Postview	1,200
Client relationships intangible asset	10,600
Non-competition agreement intangible asset	440
Goodwill	18,080

Total assets acquired	34,255
Accrued liabilities	(48)
Accrued distributions payable	(310)
Trade accounts payable	(231)

Total purchase price, including contingent consideration of $7,300	$33,666

          The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition-date estimated fair values. The identifiable intangible assets principally included a trade name, developed technology, client relationships, and a non-competition agreement, each of which are subject to amortization on a straight-line basis being amortized over 5, 10, 10 and 5 years, respectively. The weighted average amortization period for acquired intangible assets as of the date of acquisition is 9.48 years.

          The Company, with the assistance of a third-party appraiser, assessed the fair value of the assets. The fair value of the trade name was estimated using the relief from royalty method. The Company derived the hypothetical royalty income from the projected revenues of Medliance. The fair values of the developed technology and client relationships were estimated using a discounted present value income approach. To calculate fair value, the Company used cash flows discounted at a rate considered appropriate given the inherent risks associated with each intangible asset. The Company believes that the level and timing of cash flows appropriately reflect market participant assumptions. The fair value of the non-competition agreement was valued using the discounted earnings method. To calculate fair value, the Company used lost earnings before interest and taxes discounted at a rate considered appropriate given the inherent risks associated with the non-competition agreement. The Company believes that the level and timing of the lost earnings appropriately reflect market participant assumptions.

          The amortization of intangible assets is deductible for income tax purposes.

          The Company believes the goodwill related to the acquisition was a result of the addition of a complimentary line of business to the Company's current product offering and is deductible for income tax purposes.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

Pro Forma Information

          The unaudited pro forma results presented below include the results of the SMPP, Capstone and Medliance acquisitions as if they had been consummated as of January 1, 2013. The unaudited pro forma results include the amortization associated with acquired intangible assets and interest expense on debt to fund these acquisitions. Material nonrecurring charges directly attributable to the transactions are excluded. In addition, the unaudited pro forma results do not include any expected benefits of the acquisitions. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated as of January 1, 2013.

	Year Ended December 31,
	2013	2014
Revenue	$39,692	$55,412
Net loss	(7,335)	(3,051)
Net loss per share attributable to common stockholders — basic and diluted	(1.61)	(0.87)

5.       Property and Equipment

          As of December 31, 2013 and 2014, property and equipment consisted of the following:

		December 31,
	Estimated useful life
		2013	2014
Computer hardware and purchased software	3 years	$557	$775
Office furniture and equipment	5 years	3,355	3,639
Leasehold improvements	5 years	333	366

		4,245	4,780
Less accumulated depreciation		(1,726)	(2,559)

		$2,519	$2,221

          Depreciation and amortization expense for the years ended December 31, 2013 and 2014 was $734 and $833, respectively.

6.      Goodwill and Intangible Assets

          The Company's goodwill and related changes are as follows:

Balance at January 1, 2013 and 2014	$189
Goodwill from 2014 acquisitions	21,417

Balance at December 31, 2014	$21,606

          There were no indicators of impairment during the years ended December 31, 2013 and 2014 and there are no accumulated impairment charges as of December 31, 2014.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          There were no intangible assets as of December 31, 2013. Intangible assets consisted of the following as of December 31, 2014:

	Weighted Average Amortization Period (in years)	Gross Value	Accumulated Amortization	Intangible Assets, net
Trade names	5.00	$1,720	$(92)	$1,628
Client relationships	10.02	14,684	(331)	14,353
Non-competition agreements	4.64	652	(40)	612
Developed technology	10.00	3,400	—	3,400

Total intangible assets		$20,456	$(463)	$19,993

          Amortization expense for the year ended December 31, 2014 was $463. The estimated amortization expense for each of the next five years and thereafter is as follows:

2015	$2,306
2016	2,306
2017	2,300
2018	2,266
2019	2,252
Thereafter	8,563

$19,993

7.      Accrued Expenses and Other Liabilities

          At December 31, 2013 and 2014, accrued expenses and other liabilities consisted of the following:

	December 31,
	2013	2014
Employee related expenses	$590	$1,361
Deferred revenue	182	325
Interest	45	25
Distributions payable	—	310
Other expenses	37	47

Total accrued expenses and other liabilities	$854	$2,068

8.      Notes Payable with Related Parties

          In December 2012, the Company entered into a $1.1 million demand promissory note with certain executive officers. The Company is able to borrow against this note as funds are needed by the Company at the discretion of the Board. As of December 31, 2013 and 2014, total borrowings outstanding under the promissory note were $839 and $664, respectively. Interest on the note is 6% annually and there are no stated repayment terms. The promissory note also provides for the issuance of warrants or stock options calculated based upon the principal outstanding on the last day of the prior month. The Company recognized $12 and $24 of interest expense in 2013 and 2014, respectively, for the value of the common stock warrants issued based on the principal outstanding at the end of each month (see note 12). Interest expense recognized on the note was $42 and $47 for the years ended December 31, 2013 and 2014, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          In February 2013, the Company entered into a convertible promissory note with a major stockholder that provided for aggregate borrowings of $500 with an annual interest rate of 6%. The proceeds of these borrowings were used to fund the Company's working capital needs at that time. During 2013, the Company recognized $12 in interest expense associated with the convertible promissory note. In June 2013, the Company entered into a Series B Preferred Stock Purchase Agreement (the "Series B Agreement") whereby the outstanding principal under such note, and all unpaid accrued interest, which equaled $511 in the aggregate, was converted into shares of Series B Redeemable Convertible preferred stock ("Series B") (see note 12).

          In May 2013, the Company entered into a demand promissory note with a stockholder that provided for borrowings of $250. The proceeds of these borrowings were used to fund the Company's working capital needs at that time. Interest on the note is 6% annually and is payable monthly having commenced in June 2013. There are no stated repayment terms with respect to the principal amount outstanding under the note. The promissory note also provides for the issuance of warrants or stock options calculated based upon the principal outstanding on the last day of the prior month. The grants commenced in June 2013. The Company recognized $3 and $8 of interest expense in 2013 and 2014, respectively, for the value of the common stock warrants issued based on the principal outstanding at the end of each month (see note 12). Interest expense recognized on the note was $9 and $15 for the years ended December 31, 2013 and 2014, respectively.

          In January 2014, the Company entered into a second promissory note with certain executive officers. The Company is able to borrow against this note as funds are needed by the Company at the discretion of the Board. As of December 31, 2014, total borrowings outstanding under the promissory note were $100. Interest on the note is 6% annually and there are no stated repayment terms. Interest expense recognized on the note was $6 for the year ended December 31, 2014.

9.      Notes Payable Related to Acquisition

          In December 2014, as part of the acquisition-related consideration of the Medliance acquisition (see note 4), the Company issued multiple subordinated convertible promissory notes (the "Medliance Notes") with certain officers and direct relatives of Medliance, for aggregate borrowings of $16,385. Interest is 8% annually and all unpaid principal and accrued interest is due and payable on June 30, 2016. Interest expense recognized was $4 for the year ended December 31, 2014. If an underwritten public offering on a firm commitment basis pursuant to an effective registration statement (a "Triggering IPO") occurs prior to the maturity date, all principal and interest shall immediately become due and payable upon closing of the Triggering IPO and the holders of the Medliance Notes shall have the option to elect to have the Company pay one of the following amounts: (i) all outstanding principal and accrued interest on the Medliance Notes as of the closing of the Triggering IPO; or (ii) a number of shares of the Company's common stock immediately prior to the closing of such Triggering IPO equal to the quotient obtained by dividing the outstanding principal amount (excluding interest) under the Medliance Notes as of the closing of the Triggering IPO by 92% of the price per share of the public offering price of the Company's common stock in the Triggering IPO, rounded to the nearest whole share.

          The Company recorded the Medliance Notes at their aggregate acquisition date fair values of $14,347 and are being accreted up to their face values of $16,385 over the 18 month term using the effective-interest method. For the year ended December 31, 2014, the Company amortized $3 of the discount to interest expense.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

10.     Lines of Credit and Long-Term Debt

(a)    Lines of Credit

          On January 28, 2011, the Company executed a line of credit with a bank (the "Line of Credit"). The Line of Credit was subsequently amended multiple times to allow for borrowings of up to $1,140. On December 30, 2013, the Company repaid the entire outstanding balance on the Line of Credit with the proceeds received from a Loan and Security Agreement (the "2013 Revolving Line") (see below) entered into with another bank.

          The Line of Credit was collateralized by a lien upon all assets of the Company and was secured by a personal guarantee provided by the Company's Chairman and Chief Executive Officer. Interest on the Line of Credit was calculated at a variable rate based upon the prime rate plus a margin of 200 basis points. Interest expense on the Line of Credit was $60 for the year ended December 31, 2013.

          On December 30, 2013, the Company entered into the 2013 Revolving Line with Silicon Valley Bank ("SVB"), which provided for borrowings in an aggregate amount up to $7,000 to be used for general corporate purposes, to fund a portion of the Company's acquisition of SMPP and for repayment of the previous Line of Credit (see above) and the convertible loan agreement with the New Jersey Economic Development Authority (the "NJEDA Loan") (see below). The Company's ability to borrow under the 2013 Revolving Line was based upon a specified borrowing base of committed monthly recurring revenue, as defined in the underlying Loan and Security Agreement. The 2013 Revolving Line was collateralized by a first priority security interest in all personal property of the Company and was scheduled to mature December 30, 2015. As of December 31, 2013 and 2014, the aggregate borrowings and outstanding balance on the 2013 Revolving Line amounted to $6,860, and available borrowings under the 2013 Revolving Line were $140.

          Interest on the 2013 Revolving Line was payable monthly, and was calculated at a variable rate based upon SVB's prime rate plus 1.5%, with SVB's prime rate having a floor of 4.0%. The Company was required to pay fees of 0.25% per year on the average daily unused balance, payable quarterly in arrears. As of December 31, 2014, the interest rate on the 2013 Revolving Line was 5.5% and interest expense was $2 and $383 for the years ended December 31, 2013 and 2014, respectively. In connection with the 2013 Revolving Line, the Company recorded deferred financing costs of $90. The Company amortized the deferred financing costs associated with the 2013 Revolving Line to interest expense using the effective-interest method over the term of the 2013 Revolving Line and amortized $46 to interest expense for the year ended December 31, 2014.

          The 2013 Revolving Line had several financial covenants including (i) maintaining a minimum unrestricted cash and unused availability balance of at least $1,500 (the liquidity covenant) and (ii) maintaining a certain minimum adjusted EBITDA, calculated as EBITDA less unfinanced capital expenditures. As of December 31, 2014, the Company was in compliance with all of the financial covenants of the 2013 Revolving Line.

          On April 22, 2014, in connection with the loan agreement with Eastward Fund Management, LLC (the "April 2014 Eastward Loan") and subsequent asset purchase of Capstone (see note 4), the 2013 Revolving Line was amended to raise the liquidity covenant to $2,000, to be reduced to $1,000 upon payment of the earn-out of $2,000 on or before May 15, 2015 pursuant to the terms of the Capstone asset purchase agreement.

          On April 29, 2015, the Company entered into a new revolving line (the "2015 Revolving Line") with Bridge Bank, National Association pursuant to a loan and security agreement, which provides for

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

borrowings in an aggregate amount up to $15,000 to be used for general corporate purposes including repayment of the 2013 Revolving Line (see note 18). The Company borrowed $10,000 under the 2015 Revolving Line at that time.

(b)    Term Loans and Capital Lease Obligations

          The following table represents the total term loans and capital lease obligations of the Company at December 31, 2013 and 2014:

	December 31,
	2013	2014
Tranche A Term Loan	$600	$334
Tranche B Term Loan	116	74
March 2012 Eastward Loan	1,258	444
Unamortized discount on March 2012 Eastward Loan	(36)	(8)

March 2012 Eastward Loan, net	1,222	436
April 2014 Eastward Loan	—	3,000
Unamortized discount on April 2014 Eastward Loan	—	(196)

April 2014 Eastward Loan, net	—	2,804
December 2014 Eastward Loan	—	12,000
Unamortized discount on December 2014 Eastward Loan	—	(1,579)

December 2014 Eastward Loan, net	—	10,421
Capital leases	1,297	1,041

Total long-term debt, net	3,235	15,110
Less current portion, net	(1,714)	(2,121)

Total long-term debt, less current portion, net	$1,521	$12,989

Term Loans

          In January 2011, the Company entered into a loan agreement (the "Tranche A Term Loan") with Liberty Bell Bank ("Liberty Bank") that provided for aggregate borrowings of $1,265. The Tranche A Term Loan is collateralized by a first position lien upon a term life insurance policy on the life of the Company's Chairman and CEO in the amount of $500 and certain equipment with a net book value of $242 at December 31, 2014, and is secured by a personal guarantee provided by the Company's Chairman and Chief Executive Officer. Interest on the Tranche A Term Loan is calculated at a fixed rate of 6.5% per year. Principal and interest are due in monthly installments of $25 through the Tranche A Term Loan maturity date of January 28, 2016. Interest expense on the Tranche A Term Loan was $47 and $30 for the years ended December 31, 2013 and 2014, respectively.

          In July 2011, the Company entered into another loan (the "Tranche B Term Loan") with Liberty Bank that provided for aggregate borrowings of $208. The Tranche B Term Loan is collateralized by a first position lien upon certain equipment with a net book value of $61 at December 31, 2014 and is secured by a personal guarantee provided by the Company's Chairman and Chief Executive Officer. Interest on the Tranche B Term Loan is calculated at a fixed rate of 6.5% per year. Principal and interest are due in monthly installments of $4 through the Tranche B term loan maturity date of July 14, 2016.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

Interest expense on the Tranche B Term Loan was $9 and $6 for the years ended December 31, 2013 and 2014, respectively.

          In March 2012, the Company entered into a loan agreement with Eastward Capital Partners V, L.P. (the "March 2012 Eastward Loan") that provided for aggregate borrowings of $2,000. The March 2012 Eastward Loan is collateralized by all of the Company's tangible and intangible assets (including its intellectual property), and is subordinated to all other credit facilities entered into and outstanding prior to the execution of the March 2012 Eastward Loan. Interest on the March 2012 Eastward Loan is calculated at an annual rate of 12%. Interest-only payments of $20 were due for the first nine months commencing April 2012, subject to term adjustment, as defined, followed by monthly principal and interest installments of $77 through the maturity date of June 1, 2015. Interest expense on the March 2012 Eastward Loan was $192 and $99 for the years ended December 31, 2013 and 2014, respectively.

          In connection with the March 2012 Eastward Loan, the Company issued a warrant to purchase 250,000 shares of Series A-1 Redeemable Convertible preferred stock ("Series A-1") at $0.80 per share for an aggregate exercise price of $200. The warrant expires 10 years from the date of issuance, or three years from the date of closing of any initial public offering of the Company's common stock, whichever occurs earliest. The warrant was valued using the Black-Scholes option-pricing model and because the warrant is exercisable for a redeemable security it is liability classified. The estimated fair value of the preferred stock warrant on the date of issuance of $106 was recorded as a discount on the March 2012 Eastward Loan, with the corresponding credit to preferred stock liability. The preferred stock warrant is revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in the statements of operations.

          The debt discount is being amortized to interest expense using the effective—interest method over the term of the March 2012 Eastward Loan. For the years ended December 31, 2013 and 2014, the Company amortized $42 and $28, respectively, of the discount to interest expense. In connection with the March 2012 Eastward Loan, the Company recorded $48 in deferred financing costs, of which $19 and $10 was amortized to interest expense using the effective-interest method for the years ended December 31, 2013 and 2014, respectively.

          In October 2012, the Company entered into the NJEDA Loan that provided for aggregate borrowings of $500. On December 30, 2013, the outstanding balance on the NJEDA Loan was fully repaid with the proceeds received from the 2013 Revolving Line. The NJEDA Loan bore interest at an annual rate of 4.3%. Interest expense on the NJEDA loan for the year ended December 31, 2013 was $21.

          In connection with the NJEDA Loan, the Company issued a warrant to purchase 62,500 shares of Series A-1 at $0.80 per share for an aggregate purchase price of $50. The warrant expires 10 years from the date of issuance, or three years from the date of closing of any initial public offering of the Company's common stock, whichever occurs earliest. The warrant was valued using the Black-Scholes option-pricing model and because the warrant is exercisable for a redeemable security it is liability classified. The estimated fair value of the preferred stock warrant on the date of issuance of $26 was recorded as a discount on the NJEDA Loan, with the corresponding credit to the preferred stock liability. The preferred stock warrant is revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in the statements of operations. The debt discount was amortized to interest expense.

          Additionally, the Company recorded a debt discount of $26, which represented the value of the beneficial conversion feature ("BCF") of the NJEDA Loan. The value allocated to the BCF represented the excess of the fair market value of the underlying Series A-1 issued to the holder of the NJEDA Loan

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

over the adjusted value of the NJEDA Loan, after deducting the fair value ascribed to the warrants issued in connection with the NJEDA Loan. This additional debt discount was amortized to interest expense using the effective—interest method over the term of the NJEDA Loan. For the year ended December 31, 2013, the Company amortized $50 of the discount to interest expense.

          The Company had recorded $44 in deferred financing costs related to the NJEDA Loan, of which $42 was recognized as interest expense for the year ended December 31, 2013.

          In April 2014, the Company entered into the April 2014 Eastward Loan that provided for aggregate borrowings of $3,000. The April 2014 Eastward Loan is collateralized by all of the Company's tangible and intangible assets (including its intellectual property), and is subordinated to all other credit facilities entered into and outstanding prior to the execution of the April 2014 Eastward Loan. Interest on the April 2014 Eastward Loan is calculated at an annual rate of 11.5%. Interest-only payments of $29 are due for the first twelve months commencing May 2014, subject to term adjustment, as defined, followed by monthly principal and interest installments of $114 through the April 2014 Eastward Loan maturity date of October 31, 2017. Interest expense on the April 2014 Eastward Loan was $239 for the year ended December 31, 2014.

          In connection with the April 2014 Eastward Loan, the Company issued a warrant to purchase 105,005 shares of Series B Redeemable Convertible preferred stock ("Series B") at $2.86 per share for an aggregate exercise price of $300. The warrant expires 10 years from the date of issuance, or three years from the date of closing of any initial public offering of the Company's common stock, whichever occurs earliest. The warrant was valued using the Black-Scholes option-pricing model and because the warrant is exercisable for a redeemable security it is liability classified. The estimated fair value of the preferred stock warrants on the date of issuance of $254 was recorded as a discount on the April 2014 Eastward Loan, with the corresponding credit to preferred stock liability. The preferred stock warrant is revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in the statements of operations.

          The debt discount is being amortized to interest expense using the effective—interest method over the term of the April 2014 Eastward Loan. For the year ended December 31, 2014, the Company amortized $57 of the discount to interest expense. In connection with the April 2014 Eastward Loan, the Company recorded $61 in deferred financing costs, of which $18 was amortized to interest expense using the effective-interest method in the year ended December 31, 2014.

          In December 2014, the Company entered into a loan agreement with Eastward Capital Partners V, L.P. (the "December 2014 Eastward Loan") in connection with the Medliance acquisition that provided for aggregate borrowings of $12,000. The December 2014 Eastward Loan is collateralized by all of the Company's tangible and intangible assets (including its intellectual property), and is subordinated to all other credit facilities entered into and outstanding prior to the execution of the December 2014 Eastward Loan. Interest on the December 2014 Eastward Loan is calculated at an annual rate of 12%. Interest-only payments of $120 are due for the first twelve months commencing January 2015, subject to term adjustment, as defined, followed by monthly principal and interest installments of $460 through the December 2014 Eastward Loan maturity date of June 30, 2018. Interest expense on the December 2014 Eastward Loan was $4 for the year ended December 31, 2014.

          In connection with the December 2014 Eastward Loan, the Company issued a warrant to purchase 481,863 shares of Series B at $2.99 per share for an aggregate exercise price of $1,440. The warrant expires 10 years from the date of issuance, or three years from the date of closing of any initial public offering of the Company's common stock, whichever occurs earliest. The warrant was valued using the

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

Black-Scholes option-pricing model and because the warrant is exercisable for a redeemable security it is liability classified. The estimated fair value of the preferred stock warrant on the date of issuance of $1,581 was recorded as a discount on the December 2014 Eastward Loan, with the corresponding credit to preferred stock liability. The preferred stock warrant is revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in the statements of operations.

          The debt discount is being amortized to interest expense using the effective—interest method over the term of the December 2014 Eastward Loan. For the year ended December 31, 2014, the Company amortized $2 of the discount to interest expense. In connection with the December 2014 Eastward Loan, the Company recorded $150 in deferred financing costs, of which a de minimis amount was amortized to interest expense using the effective-interest method in the year ended December 31, 2014.

Capital Lease Obligations

          The Company has entered into leases for certain equipment and software, which are recorded as capital lease obligations. These leases have interest rates ranging from 13% to 26%. Interest expense related to the capital leases was $262 and $228 for the years ended December 31, 2013 and 2014, respectively.

          Amortization of assets held under capital leases is included in depreciation and amortization expense. The net book value of equipment and software acquired under capital lease was $1,544 and $1,435 as of December 31, 2013 and 2014, respectively, and are reflected in property and equipment on the consolidated balance sheets.

(c)    Other Financing

          AmerisourceBergen Drug Corporation ("ABDC"), the primary supplier of the Company's pharmaceutical medications, has provided the Company with up to $3,875 of vendor financing. The vendor financing program was established in July 2010 and allows for extended payment terms on inventory purchases due in six monthly installments, subject to review and approval by ABDC. Additionally, the vendor financing program is secured by a second position lien on all assets of the Company, excluding intellectual property, which is subject to a third position lien. As of December 31, 2013 and 2014, the Company had $1,786 and $3,129, respectively, outstanding under this program and had extended payment terms on $333 and $0, respectively, with respect to these balances, all of which are included in accounts payable.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(d)    Long-Term Debt Maturities

          As of December 31, 2014, the Company's long-term debt is payable as follows:

	Term Loans	Capital Lease Obligations	Total Long-term Debt
2015	$1,539	$733	$2,272
2016	5,678	378	6,056
2017	5,968	108	6,076
2018	2,667	18	2,685

	15,852	1,237	17,089
Less amount representing interest	—	(196)	(196)

Present value of payments	15,852	1,041	16,893
Less current portion	(1,531)	(590)	(2,121)
Less discount on debt	(1,783)	—	(1,783)

	$12,538	$451	$12,989

11.     Income Taxes

          The Company accounts for income taxes under ASC Topic 740 — Income Taxes ("ASC 740"). Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

          The Company's loss before income taxes was $3,871 and $1,516 for the years ended December 31, 2013 and 2014, respectively, and the Company has no foreign sources of income or loss.

          The expense (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2013	2014
Current:
US federal	$—	$1
State and local	—	12

Total current	—	13
Deferred:
US federal	—	(410)
State and local	—	(12)

Total deferred	—	(422)

Total expense (benefit)	$—	$(409)

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          As of December 31, 2014, the Company had federal net operating loss ("NOL") carryforwards of $13,259 and state NOL carry forwards of $9,008, each of which are available to reduce future taxable income. The NOL carryforwards, if not utilized, will begin to expire in 2029 for federal purposes and in 2026 for state purposes.

          The NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. The NOLs may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, as well as similar state tax provisions. The Company has undergone ownership changes during the past three years which could limit the amount of NOLs that the Company can utilize annually to offset future taxable income or tax liabilities. The amount of the annual limitation, if any, will generally be determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

          Through December 31, 2014, the Company had no unrecognized tax benefits or related interest and penalties accrued.

          The principal components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net federal operating loss carry forward	$4,519	$4,508
Net state operating loss carry forward	459	489
Other	141	386

Deferred tax assets	5,119	5,383
Less: valuation allowance	(4,672)	(4,626)

Deferred tax assets after valuation allowance	447	757
Deferred tax liabilities:
Fixed assets	(428)	(540)
Other	(19)	(262)

Deferred tax liabilities	(447)	(802)

Net deferred tax liabilities	$—	$(45)

          ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2013 and 2014, respectively, because the Company's management has determined that is it more-likely-than-not that these assets will not be fully realized. The Company experienced a net increase (decrease) in valuation allowance of $1,182 and $(46) for the years ended December 31, 2013 and 2014, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The changes in valuation allowance were as follows:

	Year Ended December 31,
	2013	2014
Balance at the beginning of the period	$3,490	$4,672
Increase due to NOLs and temporary differences	1,182	376
Deferred benefit recognized	—	(422)

Balance at the end of the period	$4,672	$4,626

          A reconciliation of income tax (expense) benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2013	2014
Federal income tax expense at statutory rate	34.0%	34.0%
State taxes, net of federal benefit	3.7	3.5
Change in fair value of warrant liabilities	(4.8)	(6.0)
Change in valuation allowance	(30.5)	7.1
Non-deductible stock compensation	(0.8)	(5.1)
Change in fair value of contingent consideration	—	(4.1)
Other non-deductible expenses	(1.6)	(2.4)

Effective income tax rate	0.0%	27.0%

12.     Redeemable Convertible Preferred Stock and Stockholders' Deficit

(a)    Capitalization

          As of December 31, 2014, the Company's amended and restated articles of incorporation stated that the aggregate number of shares of stock that the Company was authorized to issue was 38,609,749 shares with a par value of $0.0001 per share, including common stock authorized to be issued of 27,836,869 shares, consisting of 9,600,000 shares of Class A Non-Voting common stock and 18,236,869 shares of Class B Voting common stock, and convertible preferred stock authorized to be issued of 10,772,880, consisting of 4,411,766 shares of Series A Redeemable Convertible preferred stock ("Series A"), 2,812,500 shares of Series A-1 and 3,548,614 shares of Series B.

(b)    Common Stock

          The holders of Class A Non-Voting common stock have the same rights, preferences, privileges and restrictions as the holders of Class B Voting common stock with the exception of voting rights. The holders of Class B Voting common stock are entitled to one vote per share. The holders of Class A Non-Voting and Class B Voting common stock are entitled to receive dividends when, as and if declared by the Board, subject to payment of accrued dividends for redeemable convertible preferred stock. Class A Non-Voting and Class B Voting common stock are also subordinate to the redeemable convertible preferred stock with respect to liquidation, winding up and dissolution of the Company. No dividends have been declared through December 31, 2014.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

(c)    Redeemable Convertible Preferred Stock

          The Company has issued Series A, Series A-1, and Series B redeemable convertible preferred stock. The redeemable convertible preferred stock is classified outside of stockholders' deficit because the shares contain redemption features that are not solely within the control of the Company.

          In June 2013, the Company entered into the Series B Agreement in which the Company sold 2,626,188 shares of Series B at $1.52 per share for net proceeds of $3,819.

          In connection with the sale of the Series B and pursuant to the Series B Agreement, indebtedness in the principal amount of $500 and accrued interest of $11 was converted into 335,557 shares of Series B at $1.52 per share in full satisfaction of all principal and interest owed to a certain debt holder (see note 10).

          Issuance costs incurred in connection with the sale of preferred stock are being accreted on a straight-line basis through the earliest redemption period, which is June 28, 2018 for all series of preferred stock. For the years ended December 31, 2013 and 2014, the Company accreted $37 and $50, respectively, related to these costs.

          The rights, preferences, privileges, and restrictions granted or imposed upon the holders of Series A, Series A-1 and Series B are as follows:

Dividends

          The holders of Series A, Series A-1 and Series B are entitled to annual dividends at a rate of 6% of the stated value of $0.68 per share of Series A, $0.80 per share of Series A-1, and $1.52 per share of Series B. The dividends accrue from the original date of issuance of each share of Series A, Series A-1 and Series B, whether or not earned or declared, are cumulative and compound annually. The dividends are payable when, as and if declared by the Board. In the event that dividends are paid on any share of common stock (other than dividends paid in additional shares of common stock for which an adjustment to the conversion price is made), an additional dividend shall be paid with respect to each outstanding share of Series A, Series A-1 and Series B in an amount (on an as-if converted basis) equal to the amount paid or set aside for each share of common stock.

          In the event of a liquidation event or upon redemption of any shares of outstanding Series A, Series A-1 or Series B, the Company shall pay such accumulated dividends as a condition to consummating such event.

          Cumulative but unpaid dividends on the Series A and Series A-1 were $813 and $403, respectively, at December 31, 2014. Cumulative but unpaid dividends on the Series B were $417 at December 31, 2014.

Conversion

          The Series A, Series A-1 and Series B shares are convertible, at the option of the holder at any time and from time to time, into shares of voting common stock of the Company as determined by dividing the original issue price of the Series A, the Series A-1 and the Series B by the conversion price, which initially shall be the original issue price.

          The Series A, Series A-1 and Series B also have certain anti-dilution provisions in which the conversion price is to be adjusted should the Company issue additional shares of common stock, options, or other equity instruments at a price per share lower than the conversion price in effect prior to such issuance.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          All outstanding shares of Series A, Series A-1 and Series B shall automatically convert into shares of voting common stock of the Company, at the then effective applicable conversion price, upon the earlier of (i) the affirmative vote or consent in writing by the requisite holders, as defined in the amended and restated articles of incorporation, or (ii) the closing of the sale of shares of common stock in a qualified public offering, as defined in the amended and restated articles of incorporation, in which the initial public offering price per share is at least five times the original issue price of the respective series of preferred stock and the gross cash proceeds are at least $50,000.

          As of December 31, 2014, all outstanding shares of Series A, Series A-1 and Series B redeemable convertible preferred stock were convertible into common stock on a one-for-one basis.

Redemption

          The Series A, Series A-1 and Series B are redeemable upon written request of the requisite holders at any time after June 28, 2018. The Series A redemption amount is equal to the Series A original issue price of $0.68 per share plus all accrued and unpaid dividends. The Series A-1 redemption amount is equal to the Series A-1 original issue price of $0.80 per share plus all accrued and unpaid dividends. The Series B redemption amount is equal to the greater of (i) the Series B original issue price of $1.52 per share plus any accrued and unpaid dividends and any other dividends declared but unpaid thereon of such shares or (ii) the fair market value, as defined in the amended and restated articles of incorporation, as of the date of the Series B redemption request.

          Series A and Series A-1 redemption amounts are payable in three equal annual installments commencing 180 days after receipt by the Company of a written notice requesting redemption provided by the requisite Series A and Series A-1 holders. The Series B redemption amount is payable within 180 days following receipt by the Company of a written notice requesting redemption provided by the requisite Series B holders.

          The carrying values of the Series A, Series A-1 and Series B redeemable convertible preferred stock are being accreted to their redemption values through June 28, 2018. The redemption value of Series B is based on its estimated fair value at December 31, 2013 and 2014 because it is estimated to be greater than its original issue price plus accrued dividends.

Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "Liquidation Event"), the holders of Series B are entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holder of any other classes of preferred stock or common stock, an amount per share equal to the original issuance price plus any accrued and unpaid dividends on such share (the "Preferred B Liquidation Amount"). In the event of any Liquidation Event, after the payment of the Preferred B Liquidation Amount, the holders of Series A and Series A-1 are entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holder of any common stock, an amount per share equal to the original issuance price plus any accrued and unpaid dividends on such share (the "Preferred A Liquidation Amount"). In the event that the assets and funds of the Company that are available for distribution to its stockholders are insufficient to pay the holders of shares of Series B or Series A and Series A-1 the full preferential liquidation amounts that they are entitled to, then the holders of the Series B, Series A and Series A-1 will share ratably in any distribution of the assets and funds legally available for distribution based on the preferential amounts each such holder is entitled to receive and in the priority set forth above.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

Participation Rights

          After the payment in full of the Preferred B Liquidation Amount and the Preferred A Liquidation Amount (together, the "Preferred Liquidation Amount"), the assets and funds of the Company remaining available for distribution, if any, shall be distributed ratably among the holders of the Company's common stock and Series B, Series A, and Series A-1 (on an as-converted basis) (the "Participation Distribution"). The Participation Distribution will continue with respect to the Series A and Series A-1 only until the holders of Series A and Series A-1 have received for each share of Series A and Series A-1 held, an aggregate amount per share that equals three times the original issue price.

Voting

          Each holder of the outstanding shares of Series A, Series A-1 and Series B is entitled to one vote per share of voting common stock into which the Series A, Series A-1 and Series B is convertible as of the record date for determining stockholders entitled to vote on such matters.

(d)    Common Stock Warrants

          As of December 31, 2014, the following warrants to purchase common stock were outstanding:

Warrants to Purchase	Number of Warrants	Exercise Price	Term	Expiration
Common-A	206,400	$0.250	10 year	May-October 2019
Common-B	160,000	0.250	10 year	May-October 2019
Common-A	15,000	0.275	10 year	May 2019
Common-B	370,000	0.275	10 year	May-December 2019
Common-A	10,000	0.500	10 year	December 2019
Common-A	1,000	0.500	10 year	March 2020
Common-B	5,000	0.250	10 year	June 2021
Common-B	5,000	0.275	10 year	June 2021
Common-B	4,358	1.320	10 year	January 2023
Common-B	39,720	1.760	10 year	January-December 2023
Common-B	9,671	1.600	10 year	May-December 2023
Common-B	7,802	3.000	10 year	January-December 2024
Common-B	23,867	3.300	10 year	January-December 2024

          During the years ended December 31, 2013 and 2014, the Company issued warrants to purchase 53,749 and 31,669 shares of common stock, respectively, at exercise prices from $1.32 to $1.76 and $3.00 to $3.30 per share, respectively, in connection with related party debt (see note 8). The Company recognized total interest expense of $16 and $31 associated with the equity-classified warrants issued in

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

2013 and 2014, respectively. The 2013 and 2014 warrants were valued using the Black-Scholes option-pricing model at the date of grant, and included the following weighted average assumptions:

	Year Ended December 31,
	2013	2014
Valuation assumptions:
Expected volatility	55%	54%
Expected life (years)	10.00	10.00
Risk-free interest rate	2.42%	2.52%
Dividend yield	—	—

          In June 2013, in accordance with the Series B Agreement, the Company used $300 of the proceeds from the sale of the Series B to cancel warrants to purchase 1,258,970 shares of the Company's Class A Voting common stock.

(e)    Preferred Stock Warrants

          As of December 31, 2014, the following warrants to purchase redeemable convertible preferred stock were outstanding:

Warrants to Purchase	Number of Warrants	Exercise Price	Term	Expiration
Series A-1	250,000	$0.800	10 year	March 2022
Series A-1	62,500	0.800	10 year	October 2022
Series B	105,005	2.860	10 year	April 2024
Series B	481,863	2.990	10 year	December 2024

          In April 2014 and December 2014, the Company issued warrants to purchase 105,005 and 481,863 shares, respectively, of Series B at an exercise price of $2.86 and $2.99 per share, respectively, in connection with the April 2014 Eastward Loan and December 2014 Eastward Loan (note 10). No warrants were issued in 2013.

          The warrants issued in 2014 were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted average assumptions:

Valuation assumptions:
Fair value of preferred stock	$5.28
Expected volatility	55%
Expected life (years)	10.00
Risk-free interest rate	2.27%
Dividend yield	—

13.     Stock-Based Compensation

          The Company's 2014 Equity Compensation Plan, as amended and restated, effective as of June 30, 2014, (the "2014 Plan") authorizes the Company to grant up to 7,635,580 shares of common stock to the Company's employees and non-employees in the form of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other equity-based awards. This pool

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

consists of 5,044,636 shares of Class A common stock and 2,590,944 shares of Class B common stock. In connection with a public offering, any remaining shares in the pool will be granted as restricted stock to certain executives as allocated at the discretion of the Chief Executive Officer. As of December 31, 2014, 2,115,064 shares were available for future grants under the Plan.

          The option price per share cannot be less than the fair market value of a share on the date the option was granted, and in the case of incentive stock options granted to an employee owning more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall not be less than 110% of the fair market value of Company stock on the date of grant. Stock option grants under the Plan generally expire 10 years from the date of grant, other than incentive stock option grants to 10% shareholders, which have a 5 year term, 90 days after termination, or one year after the date of death or termination due to disability. Stock options generally vest over a period of four years, with 25% of the options becoming exercisable on the one-year anniversary of the commencement date and the remaining shares vesting monthly thereafter for 36 months in equal installments of 2.08% per month.

          The Company recorded $89 and $254 of stock-based compensation expense related to the vesting of employee and non-employee stock options for the years ended December 31, 2013 and 2014, respectively.

          The estimated fair value of options granted was calculated using a Black-Scholes option-pricing model. The computation of expected option life for employees was determined based on the simplified method. The risk-free rate was based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date. The Company's common stock is not publicly traded; therefore, expected volatility is based on the historical volatilities of selected public companies whose services are comparable to that of the Company.

          The weighted average grant-date fair value of employee options granted during 2013 and 2014 was $0.22 and $0.81, respectively.

          The table below outlines the weighted average assumptions for employee grants during the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Valuation assumptions:
Expected volatility	65.00%	59.37%
Expected life (years)	6.05	6.00
Risk-free interest rate	1.56%	1.98%
Dividend yield	—	—

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The following table summarizes stock option activity under the 2014 Plan during the years ended December 31, 2013 and 2014:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2013	2,852,795	$0.68
Granted	2,278,545	1.70
Exercised	(2,276)	0.46
Forfeited	(14,997)	0.99

Outstanding at December 31, 2013	5,114,067	1.14	8.2	$3,668
Granted	506,497	3.10
Exercised	(79,839)	0.73
Forfeited	(20,209)	2.15

Outstanding at December 31, 2014	5,520,516	1.32	7.3	9,334

Options vested and expected to vest at December 31, 2014	5,520,516	$1.32	7.3	$9,334

Exercisable at December 31, 2014	3,520,000	$0.97	6.7	$7,152

          Included within the above table are 376,816 non-employee options outstanding as of December 31, 2014, of which 10,384 are unvested as of December 31, 2014 and therefore subject to remeasurement.

          The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock.

          The Company recorded stock-based compensation expense related to stock options for the years ended December 31, 2013 and 2014 in the following expense categories of its consolidated statements of operations:

	Year Ended December 31,
	2013	2014
Cost of revenue — product	$18	$57
Cost of revenue — service	—	3
Research and development	1	9
Sales and marketing	22	57
General and administrative	48	128

	$89	$254

          As of December 31, 2014, there was $614 of total unrecognized compensation cost related to nonvested stock options granted under the 2014 Plan, which is expected to be recognized over a weighted average period of 2.5 years.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

14.     Net Loss per Share and Unaudited Pro Forma Net Loss per Share

(a)    Net Loss per Share Attributable to Common Stockholders

          Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	2013	2014
Numerator:
Net loss	$(3,871)	$(1,107)
Accretion of redeemable convertible preferred stock to redemption value	(5,346)	(3,884)

Net loss attributable to common stockholders	$(9,217)	$(4,991)

Denominator:
Weighted average shares of common stock outstanding, basic and diluted	7,525,931	7,862,025

Net loss per share attributable to common stockholders, basic and diluted	$(1.22)	$(0.63)

          The Company's potential dilutive securities, which include stock options, outstanding warrants to purchase shares of preferred and common stock and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2013	2014
Stock options to purchase common stock	5,114,067	5,520,516
Common stock warrants	826,149	857,818
Preferred stock warrants	312,500	899,368
Redeemable convertible preferred stock (as converted to common stock)	9,873,511	9,873,511

	16,126,227	17,151,213

(b)    Unaudited Pro Forma Net Loss per Share

          The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 gives effect to adjustments arising upon the closing of the initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock to

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

redemption value because the calculation assumes that the conversion of redeemable convertible preferred stock into common stock has occurred on January 1, 2014.

          The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 give effect to the conversion upon the initial public offering of all outstanding shares of redeemable convertible preferred stock as of December 31, 2014 into 9,873,511 shares of common stock as if the conversion had occurred on January 1, 2014.

          Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Year Ended December 31, 2014
Numerator:
Net loss attributable to common stockholders	$(4,991)
Pro forma adjustment to add back the accretion of redeemable convertible preferred stock	3,884

Pro forma net loss attributable to common stockholders	$(1,107)

Denominator:
Weighted average shares of common stock outstanding, basic and diluted	7,862,025
Pro forma adjustment for assumed conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering	9,873,511

Pro forma weighted average common shares outstanding, basic and diluted	17,735,536

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.06)

15.     Fair Value Measurements

          The Company's financial instruments consist of accounts receivable, accounts payable and accrued expenses, acquisition-related contingent consideration, notes payable related to the acquisition, long-term notes payable to related parties and long-term debt. The carrying values of accounts receivable, accounts payable and accrued expenses are representative of their fair value due to the relatively short-term nature of those instruments. The carrying value of the Company's long-term notes payable to related to acquisition and long-term debt approximates fair value based on the terms of the debt. The long-term notes payable related to the acquisition were recorded on December 31, 2014 at their acquisition date fair values of $14,347. This valuation was determined using Level 3 inputs and is more fully described in note 4.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The Company has classified liabilities measured at fair value on a recurring basis at December 31, 2013 and 2014 as follows:

	Fair Value Measurement at Reporting Date Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Warrant liability	$—	$—	$679	$679

	$—	$—	$679	$679

	Fair Value Measurement at Reporting Date Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2014
Warrant liability	$—	$—	$2,783	$2,783
Note payable related to acquisition	—	—	14,350	14,350
Acquisition-related contingent consideration — short-term	—	—	1,079	1,079
Acquisition-related contingent consideration — long-term	—	—	7,300	7,300

	$—	$—	$25,512	$25,512

          The fair value of the preferred stock warrants at December 31, 2013 was estimated using an option pricing model with the following weighted-average assumptions: estimated life of 8.34 years, no dividend yield, risk-free interest rate of 3.04%, fair value of underlying instrument of $3.59 per share and volatility of 55.00%. The Company also applied a discount for lack of marketability of 30% to the resulting value from the option pricing model.

          The fair value of the preferred stock warrants at December 31, 2014 was estimated using an option pricing model with the following weighted-average assumptions: estimated life of 8.99 years, no dividend yield, risk-free interest rate of 2.10%, fair value of underlying instrument of $4.93 per share and volatility of 55.00%. The Company also applied a discount for lack of marketability of 20% to the resulting value from the option pricing model.

          The Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock, stock price volatility, the contractual term of the warrants, risk-free interest rates, and dividend yields. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement.

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Balance at January 1, 2013	$132
Change in fair value	547

Balance at December 31, 2013	679
Issuances	1,835
Change in fair value	269

Balance at December 31, 2014	$2,783

          Acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs, hence these instruments represent Level 3 measurements within the fair value hierarchy. The acquisition-related contingent consideration liability represents the estimated fair value of the additional cash consideration payable that is contingent upon the achievement of certain financial and performance milestones.

          The fair value of SMPP acquisition-related contingent consideration at December 31, 2014 was estimated using the actual average monthly revenue for the twelve month period preceding the Second Contingent Payment Date of $498. As the average monthly revenue of $498 is greater than the monthly revenue target, the Company recorded the fair value of the full contingent consideration of $300 in cash and 31,500 shares of the Company's common stock. The fair value of the 31,500 shares of the Company's common stock were valued at $3.00 per share with the assistance of a third-party valuation specialist.

          The fair value of the Capstone acquisition-related contingent consideration at December 31, 2014 was estimated using the amount of cash equal to five times the EBITDA of Capstone for the twelve month period ending on December 31, 2014 of $6,089 less $5,500, and a number of shares of the Company's common stock equal to 677,862 multiplied by a fraction, the numerator of which is Capstone twelve-month net income of $705, and the denominator of which is $2,000, minus 203,358 shares of the Company's common stock, or 35,370 shares of the Company's common stock. The fair value of the 35,370 shares of the Company's common stock were valued at $3.00 per share with the assistance of a third-party valuation specialist.

          As the Medliance acquisition-related contingent consideration was recorded at the acquisition date of December 31, 2014, no remeasurement was required.

          The Company had no acquisition-related contingent consideration for the year ended December 31, 2013. The changes in fair value of the Company's acquisition-related contingent consideration for the year ended December 31, 2014 was as follows:

Balance at January 1, 2014	$—
Acquisition date fair value of SMPP contingent consideration	810
Acqusition date fair value of Capstone contingent consideration	75
Acquisition date fair value of Medliance contingent consideration	7,300
Fair value of cash consideration paid	(500)
Fair value of equity consideration paid	(96)
Adjustments to fair value measurement	790

Balance at December 31, 2014	$8,379

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

          The fair value of the SMPP contingent consideration was calculated to be $395 at December 31, 2014. The fair value of the Capstone contingent consideration was calculated to be $684 at December 31, 2014. The fair value of the Medliance contingent consideration was calculated to be $7,300 at December 31, 2014.

16.     Commitments and Contingencies

(a)    Leases

          The Company has entered into various operating leases for office space expiring on various dates through 2018. Future minimum lease payments under operating leases as of December 31, 2014 are as follows:

2015	$630
2016	283
2017	211
2018	62

Total minimum lease payments	$1,186

          Rent expense under these operating leases was $431 and $526 for the years ended December 31, 2013 and 2014, respectively. See note 18 for discussion of lease commitment executed in July 2015.

(b)    Employment Agreements

          The Company has employment agreements with certain non-executive officers and key employees that provide for, among other things, salary and performance bonuses.

(c)    Legal Proceedings

          The Company is not currently involved in any significant claims or legal actions that, in the opinion of management, will have a material adverse impact on the Company.

17.     Related-Party Transactions

          The Company has debt payable to certain members of the Board (note 8).

          During 2013, a subsidiary of the Company engaged Credo2u LLC, a business intelligence company, to provide IT consulting services. Credo2u LLC is owned and operated by an immediate relative of the Company's Chairman and Chief Executive Officer and the Company's President. Costs incurred by the Company during 2013 for IT consulting services provided by the related party was $15. The Company did not incur any costs during 2014.

          During 2013 and 2014, the Company engaged Knowlton Advisors LLC, a management consulting services company, to provide professional accounting services. Knowlton Advisors LLC is owned and operated by an immediate relative of the Company's Chairman and Chief Executive Officer and the Company's President. Costs incurred by the Company for professional accounting services provided by the related party were $30 and $19 during 2013 and 2014, respectively.

          During 2014, the Company engaged Space Age Robotics LLC, an IT consulting services company, to provide professional IT client services. Space Age Robotics LLC is owned and operated by an

TABULA RASA HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
December 31, 2013 and 2014

immediate relative of the President and Chief Executive Officer of Capstone. Costs incurred by the Company for professional IT client services provided by the related party were $18 in 2014.

18.     Subsequent Events

          The Company has evaluated subsequent events from the balance sheets date through the date of the filing, the date at which the consolidated financial statements were available to be issued and there were no additional events that require recognition or disclosure in the consolidated financial statements other than the following items:

Loan and Security Agreement

          On April 29, 2015, the Company entered into a new revolving line of credit (the "2015 Revolving Line") with a bank under a loan and security agreement, which provides for borrowings in an aggregate amount up to $15,000 (with $10,000 borrowed at the time) to be used for general corporate purposes including repayment of the 2013 Revolving Line (see note 10). The Company's ability to borrow under the 2015 Revolving Line is based upon a specified borrowing base equal to the Company's trailing three months of monthly recurring revenue, as defined. The 2015 Revolving Line is collateralized by a first priority security interest in all assets of the Company and matures on April 29, 2017.

          Interest on the 2015 Revolving Line is due on the tenth calendar day of each month and is calculated at a variable rate based upon the bank's prime rate plus 1.0%, with the bank's prime rate having a floor of 3.25%. Upon the successful completion of a qualified initial public offering, the interest rate will be calculated at a variable rate based upon the bank's prime rate plus 0.5%.

          The 2015 Revolving Line has several financial covenants including (i) maintaining a minimum unrestricted cash and unused availability balance of at least $1,000 through December 31, 2015 and at least $1,500 thereafter (the liquidity covenant), (ii) maintaining a minimum adjusted EBITDA, and (iii) a minimum MRR Retention Rate, as defined.

Operating Lease Agreement

          On August 21, 2015, the Company entered into three operating lease agreements to expand its dispensary operations and corporate office space in Moorestown, NJ. The leases commence upon the substantial completion of tenant improvement work completed by the landlord, estimated to be February 2016, and will continue for eleven years and eight months from the commencement date, with the option of the Company to extend the leases for one additional period of ten years. The total of the estimated base payments over the term of the lease are $17,027. In addition to the base rent payments, the Company will be obligated to pay a pro rata share of operating expenses and taxes.

Loan to Chief Executive Officers

          On August 14, 2015, the Company made a loan to certain executive officers, pursuant to a promissory note, for an aggregate principal amount of $409,540. The note bears interest at 6% per annum.

TABULA RASA HEALTHCARE, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2014	June 30, 2015	Pro Forma June 30, 2015
Assets
Current assets:
Cash	$4,122	$2,653	$2,653
Restricted cash	500	200	200
Accounts receivable, net	4,302	4,818	4,818
Inventories	2,040	1,952	1,952
Rebates receivable	968	575	575
Prepaid expenses and other current assets	316	432	432

Total current assets	12,248	10,630	10,630
Property and equipment, net	2,221	2,087	2,087
Software development costs, net	2,254	2,350	2,350
Goodwill	21,606	21,606	21,606
Intangible assets, net	19,993	18,840	18,840
Other assets	501	743	743

Total assets	$58,823	$56,256	$56,256

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Line of credit	$6,860	$—	$—
Current portion of long-term debt	2,121	4,085	4,085
Notes payable to related parties	1,014	814	814
Notes payable related to acquisition	—	14,921	14,921
Acquisition-related consideration payable	4,370	229	229
Acquisition-related contingent consideration	1,079	2,207	2,207
Accounts payable	4,558	4,914	4,914
Accrued expenses and other liabilities	2,068	2,562	2,562

Total current liabilities	22,070	29,732	29,732
Line of credit	—	10,000	10,000
Long-term debt	12,989	10,427	10,427
Long-term notes payable related to acquisition	14,350	—	—
Long-term acquisition-related consideration payable	224	—	—
Long-term acquisition-related contingent consideration	7,300	4,075	4,075
Warrant liability	2,783	2,967	—
Other long-term liabilities	102	206	206

Total liabilities	59,818	57,407	54,440

Commitments and contingencies
Redeemable convertible preferred stock:
Series A and A-1 redeemable convertible preferred stock, $0.0001 par value, 7,224,266 shares authorized, 6,911,766 shares issued and outstanding at December 31, 2014 and June 30, 2015 (liquidation preference of $6,398 at June 30, 2015); no shares issued or outstanding, pro forma at June 30, 2015	6,165	6,354	—
Series B redeemable convertible preferred stock, $0.0001 par value, 3,548,614 shares authorized, 2,961,745 shares issued and outstanding at December 31, 2014 and June 30, 2015 (liquidation preference of $5,070 at June 30, 2015); no shares issued or outstanding, pro forma at June 30, 2015	12,842	13,909	—

Total redeemable convertible preferred stock	19,007	20,263	—

Stockholders' equity (deficit):
Common stock, $0.0001 par value; 27,836,869 shares authorized; 8,021,093 and 8,088,323 shares issued and outstanding at December 31, 2014 and June 30, 2015, respectively; 17,961,834 shares issued and outstanding, pro forma at June 30, 2015	1	1	2
Additional paid-in capital	—	—	23,229
Accumulated deficit	(20,003)	(21,415)	(21,415)

Total stockholders' equity (deficit)	(20,002)	(21,414)	1,816

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$58,823	$56,256	$56,256

See accompanying notes to unaudited consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Six Months Ended June 30,
	2014	2015
Revenue:
Product revenue	$21,254	$27,295
Service revenue	410	5,031

Total revenue	21,664	32,326

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	16,999	21,350
Service cost	193	1,582

Total cost of revenue	17,192	22,932

Gross profit	4,472	9,394

Operating (income) expenses:
Research and development	776	1,186
Sales and marketing	1,020	1,368
General and administrative	1,713	3,290
Change in fair value of acquisition-related contingent consideration (income) expense	180	(1,018)
Depreciation and amortization	816	1,943

Total operating (income) expenses	4,505	6,769

(Loss) income from operations	(33)	2,625
Other (income) expense:
Change in fair value of warrant liability	(15)	184
Interest expense	614	2,950

Total other (income) expense	599	3,134

Loss before income taxes	(632)	(509)
Income tax (benefit) expense	(441)	176

Net loss	(191)	(685)
Accretion of redeemable convertible preferred stock	(429)	(1,256)

Net loss attributable to common stockholders	$(620)	$(1,941)

Net loss per share attributable to common stockholders, basic and diluted	$(0.08)	$(0.24)

Weighted average common shares outstanding, basic and diluted	7,846,664	8,080,078

Pro forma net loss per share attributable to common stockholders, basic and diluted		$(0.04)

Pro forma weighted average common shares outstanding, basic and diluted		17,953,589

See accompanying notes to unaudited consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except share amounts)

								Stockholders' Deficit
	Redeemable Convertible Preferred Stock							Common Stock
	Series A		Series A-1		Series B			Class A		Class B
												Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount	Shares	Amount
Balance, January 1, 2015	4,411,766	$3,781	2,500,000	$2,384	2,961,745	$12,842	$19,007	3,994,668	$—	4,026,425	$1	$—	$(20,003)	$(20,002)
Issuance of common stock in connection with satisfaction of contingent consideration related to acquisition of St. Mary Prescription Pharmacy	—	—	—	—	—	—	—	31,500	—	—	—	94	—	94
Issuance of common stock in connection with satisfaction of contingent consideration related to acquisition of Capstone Performance Systems, LLC	—	—	—	—	—	—	—	35,730	—	—	—	107	—	107
Accretion of redeemable convertible preferred stock	—	116	—	73	—	1,067	1,256	—	—	—	—	(529)	(727)	(1,256)
Transfer of common stock	—	—	—	—	—	—	—	3,000	—	(3,000)	—	—	—	—
Issuance of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	16	—	16
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	312	—	312
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(685)	(685)

Balance, June 30, 2015	4,411,766	$3,897	2,500,000	$2,457	2,961,745	$13,909	$20,263	4,064,898	$—	4,023,425	$1	$—	$(21,415)	$(21,414)

See accompanying notes to unaudited consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2014	2015
Cash flows from operating activities:
Net loss	$(191)	$(685)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	816	1,943
Amortization of deferred financing costs and debt discount	94	1,036
Payment of imputed interest on debt	—	(105)
Deferred income tax (benefit) expense	(441)	176
Issuance of common stock warrants	16	16
Other noncash items	—	(12)
Stock-based compensation	126	312
Change in fair value of warrant liability	(15)	184
Change in fair value of acquisition-related contingent consideration paid	180	(1,018)
Changes in operating assets and liabilities, net of effect from acquisitions:
Accounts receivable, net	(1,023)	(516)
Inventories	(651)	88
Rebates receivable	(343)	393
Prepaid expenses and other current assets	(134)	(116)
Other assets	1	(139)
Acquisition-related contingent consideration paid	—	(610)
Accounts payable	264	307
Accrued expenses and other liabilities	535	386
Other long-term liabilities	(9)	(1)

Net cash (used in) provided by operating activities	(775)	1,639

Cash flows from investing activities:
Purchases of property and equipment	(178)	(123)
Software development costs	(336)	(449)
Change in restricted cash	(1,000)	300
Purchase of businesses, net of cash acquired	(3,991)	(2,403)

Net cash used in investing activities	(5,505)	(2,675)

Cash flows from financing activities:
Proceeds from sale of common stock	5	—
Payments for debt financing costs	(62)	(69)
Proceeds from notes payable to related parties	100	—
Repayments of notes payable to related parties	(25)	(200)
Borrowings on line of credit	—	10,000
Repayments of line of credit	—	(6,860)
Payments of acquisition-related consideration	—	(1,895)
Payments of contingent consideration	—	(267)
Proceeds from long-term debt	3,000	—
Repayments of long-term debt	(837)	(1,142)

Net cash provided by (used in) financing activities	2,181	(433)

Net decrease in cash	(4,099)	(1,469)
Cash, beginning of period	6,027	4,122

Cash, end of period	$1,928	$2,653

Supplemental disclosure of cash flow information:
Acquisition of equipment under capital leases	$35	$228

Additions to property, equipment and software development purchases included in accounts payable	$22	$3

Deferred offering costs included in accounts payable	$—	$99

Cash paid for interest	$511	$1,221

Accretion of redeemable convertible preferred stock to redemption value	$429	$1,256

Fair value of preferred stock warrants issued to lender	$253	$—

See accompanying notes to unaudited consolidated financial statements.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

1.       Nature of Business

          The Company provides patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk. The Company delivers its solutions through a comprehensive suite of technology-enabled products and services for medication risk management and risk adjustment. The Company serves healthcare organizations that focus on populations with complex healthcare needs and extensive medication requirements. The Company's suite of cloud-based software solutions provides prescribers, pharmacists and healthcare organizations with sophisticated and innovative tools to better manage the medication-related needs of patients.

2.      Summary of Significant Accounting Policies

          The Company's significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus. Since the date of those audited consolidated financial statements, there have been no changes to the Company's significant accounting policies, other than those detailed below.

(a)    Liquidity

          The Company's unaudited consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company has incurred net losses since inception and has an accumulated deficit of $21,415 as of June 30, 2015. The Company does not have the wherewithal to repay a note payable related to an acquisition with a face value of $16,385 that is due on June 30, 2016, which raises substantial doubt about the Company's ability to continue as a going concern. Management plans to repay the note with the proceeds from its planned initial public offering or, to the extent that the offering is delayed or not successful, management would seek to extend the note or obtain alternate sources of financing. There is no assurance that management's plans will be successful. The unaudited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The ability of the Company to maintain successful operations will depend on, among other things, new business, the retention of clients, and the effectiveness of sales and marketing initiatives.

(b)    Unaudited Interim Financial Statements

          The accompanying consolidated balance sheet as of June 30, 2015, consolidated statements of operations and consolidated statements of cash flows for the six months ended June 30, 2014 and 2015, the statement of redeemable convertible preferred stock and stockholders' deficit for the six months ended June 30, 2015 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's interim consolidated financial position as of June 30, 2015 and the results of its consolidated operations and its consolidated cash flows for the six months ended June 30, 2014 and 2015. The results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the year ending December 31, 2015, any other interim periods, or any future year or period. The Company's management believes that the disclosures are adequate to make the information presented not misleading when read

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2014.

(c)    Unaudited Pro Forma Information

          In August 2015, the board of directors authorized management to confidentially submit a registration statement to the Securities and Exchange Commission to potentially sell shares to the public. The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2015 has been prepared to give effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock into 9,873,511 shares of common stock upon the closing of the Company's initial public offering ("IPO") assuming the IPO price per share is at least five times the original issue price of the respective series of preferred stock and the gross cash proceeds are at least $50,000 and (ii) the reclassification of the warrant liability to additional paid-in capital as the warrants to purchase preferred stock become warrants to purchase common stock upon the closing of the IPO. The shares of common stock and any related estimated proceeds from the initial public offering ("IPO") are excluded from the pro forma information.

(d)    Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates or assumptions.

(e)    Deferred Offering Costs

          The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs (non-current) until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the consolidated statements of operations. The Company did not record any deferred offering costs as of December 31, 2014 and deferred offering costs were $208 as of June 30, 2015.

3.       Acquisitions

SMPP

          In connection with the St. Mary Prescription Pharmacy ("SMPP") acquisition, the Company paid $300 in cash and 31,500 shares of the Company's common stock with a fair value of $94 in the first quarter of 2015 in satisfaction of the contingent consideration on the Second Contingent Payment Date.

          The results of operations and financial position of SMPP are included in the Company's consolidated financial statements from the date of acquisition. Revenue and net income attributed to SMPP from the date of acquisition (January 7, 2014) through June 30, 2014 were approximately $2,963 and $205, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

Capstone

          In connection with the Capstone Performance Systems, LLC ("Capstone") acquisition, the Company paid $577 in cash and issued 35,730 shares of the Company's common stock, with a fair value of $107, in the second quarter of 2015 in full satisfaction of the contingent consideration at the 12-month anniversary of the closing date.

          The results of operations and financial position of Capstone are included in the Company's consolidated financial statements from the date of acquisition. Revenue and net income attributed to Capstone from the date of acquisition (April 22, 2014) through June 30, 2014 were approximately $391 and $82, respectively.

Pro Forma Information

          The unaudited pro forma results presented below include the effects of the SMPP, Capstone, and Medliance LLC ("Medliance") acquisitions as if they had been consummated as of January 1, 2014. The unaudited pro forma results include the amortization associated with acquired intangible assets and interest expense on debt to fund these acquisitions. There are no material nonrecurring charges directly attributable to the transactions that are excluded. In addition, the unaudited pro forma results do not include any expected benefits of the acquisitions. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated as of January 1, 2014.

Six Months Ended June 30, 2014
Revenue	$25,965
Net loss	(1,448)
Net loss per share attributable to common stockholders — basic and diluted	(0.24)

4.      Property and Equipment

          Depreciation and amortization expense for the six months ended June 30, 2014 and 2015 was $404 and $478, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

5.       Intangible Assets

          Intangible assets consisted of the following as of December 31, 2014 and June 30, 2015:

	Weighted Average Amortization Period (in years)	Gross Value	Accumulated Amortization	Intangible Assets, net
December 31, 2014
Trade names	5.00	$1,720	$(92)	$1,628
Client relationships	10.02	14,684	(331)	14,353
Non-competition agreements	4.64	652	(40)	612
Developed technology	10.00	3,400	—	3,400

Total intangible assets		$20,456	$(463)	$19,993

June 30, 2015
Trade names	5.00	$1,720	$(264)	$1,456
Client relationships	10.02	14,684	(1,070)	13,614
Non-competition agreements	4.64	652	(112)	540
Developed technology	10.00	3,400	(170)	3,230

Total intangible assets		$20,456	$(1,616)	$18,840

          Amortization expense for the six months ended June 30, 2014 and 2015 was $174 and $1,153, respectively.

6.      Accrued Expenses and Other Liabilities

          At December 31, 2014 and June 30, 2015, accrued expenses and other liabilities consisted of the following:

	December 31, 2014	June 30, 2015
Employee related expenses	$1,361	$1,462
Deferred revenue	325	281
Interest	25	754
Distributions payable	310	—
Other expenses	47	65

Total accrued expenses and other liabilities	$2,068	$2,562

7.      Notes Payable Related to Acquisition

          In December 2014, as part of the acquisition-related consideration of the Medliance acquisition the Company issued multiple subordinated convertible promissory notes (the "Medliance Notes") with certain officers and direct relatives of Medliance, for aggregate borrowings of $16,385. Interest is 8% annually and all unpaid principal and unpaid and accrued interest is due and payable on June 30, 2016. Interest expense recognized was $0 was and $650 for the six months ended June 30, 2014 and 2015, respectively. If an underwritten public offering on a firm commitment basis pursuant to an effective registration statement (a "Triggering IPO") occurs prior to the maturity date, all principal and interest shall immediately become due and payable upon closing of the Triggering IPO and the holders of the

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

Medliance Notes shall have the option to elect the Company to pay one of the following amounts: (i) all outstanding principal and accrued interest on the Medliance Notes as of the closing of the Triggering IPO; or (ii) a number of shares of the Company's common stock as of immediately prior to the closing of such Triggering IPO, equal to the quotient obtained by dividing the outstanding principal amount under the Medliance Notes as of the closing of the Triggering IPO by 92% of the price per share of the public offering price of the Company's common stock in the Triggering IPO, rounded to the nearest whole share.

          The Company recorded the Medliance Notes at their aggregate acquisition date fair values of $14,347 and are being accreted up to their face values of $16,385 over the 18 month term using the effective-interest method. For the six months ended June 30, 2015 the Company amortized $578 of the discount to interest expense.

8.      Lines of Credit and Long-Term Debt

(a)    Lines of Credit

          On April 29, 2015 the Company entered into a new revolving line of credit (the "2015 Revolving Line") with Bridge Bank, National Association ("Bridge Bank") pursuant to a loan and security agreement, which provides for borrowings in an aggregate amount up to $15,000 to be used for general corporate purposes including repayment of the 2013 Revolving Line. The Company's ability to borrow under the 2015 Revolving Line is based upon a specified borrowing base equal to the Company's trailing three months of monthly recurring revenue, as defined. The 2015 Revolving Line is collateralized by a first priority security interest in all assets of the Company and matures on April 29, 2017. As of June 30, 2015, the aggregate borrowings outstanding under the 2015 Revolving Line was $10,000, and additional amounts available for borrowings under the 2015 Revolving Line was $5,000.

          Interest on the 2015 Revolving Line is calculated at a variable rate based upon Bridge Bank's prime rate plus 1.0%, with Bridge Bank's prime rate having a floor of 3.25%. Upon the successful completion of a qualified initial public offering, the interest rate will be calculated at a variable rate based upon Bridge Bank's prime rate plus 0.5%. As of June 30, 2015, the interest rate on the 2015 Revolving Line was 4.25% and interest expense was $72 for the six months ended June 30, 2015. In connection with the 2015 Revolving Line, the Company recorded deferred financing costs of $106, with $37 included in accrued expenses on the consolidated balance sheet at June 30, 2015. The Company is amortizing the deferred financing costs associated with the 2015 Revolving Line to interest expense using the effective-interest method over the term of the 2015 Revolving Line and amortized $9 to interest expense for the six months ended June 30, 2015.

          The 2015 Revolving Line has several financial covenants including (i) maintaining a minimum unrestricted cash and unused availability balance of at least $1,000 through December 31, 2015 and at least $1,500 thereafter (the liquidity covenant), (ii) maintaining a minimum adjusted EBITDA, and (iii) a minimum monthly recurring revenue retention rate, as defined in the underlying loan and security agreement. As of June 30, 2015, the Company was in compliance with all of the financial covenants related to the 2015 Revolving Line. As disclosed in note 7, the Company is required to pay $16,385 on June 30, 2016, or sooner upon the completion of a Triggering IPO, related to the Medliance Notes, which could adversely impact the Company's ability to maintain compliance with the liquidity covenant. Management plans to repay the note with the proceeds from its planned IPO or, to the extent that the offering is delayed or not successful, management would seek to extend the Medliance Notes or obtain alternate sources of financing. There is no assurance that management's plans will be successful.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

(b)    Term Loans and Capital Lease Obligations

          The following table represents the total term loans and capital lease obligations of the Company at December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015
Tranche A Term Loan	$334	$171
Tranche B Term Loan	74	51
March 2012 Eastward Loan	444	—
Unamortized discount on March 2012 Eastward Loan	(8)	—

March 2012 Eastward Loan, net	436	—
April 2014 Eastward Loan	3,000	2,799
Unamortized discount on April 2014 Eastward Loan	(196)	(149)

April 2014 Eastward Loan, net	2,804	2,650
December 2014 Eastward Loan	12,000	12,000
Unamortized discount on December 2014 Eastward Loan	(1,579)	(1,317)

December 2014 Eastward Loan, net	10,421	10,683
Capital leases	1,041	957

Total long-term debt, net	15,110	14,512
Less current portion, net	(2,121)	(4,085)

Total long-term debt, less current portion, net	$12,989	$10,427

(c)    Long-Term Debt Maturities

          As of June 30, 2015, the Company's long-term debt is payable as follows:

	Term Loans	Capital Lease Obligations	Total Long-term Debt
Remainder of 2015	$707	$397	$1,104
2016	5,678	452	6,130
2017	5,968	187	6,155
2018	2,668	88	2,756

	15,021	1,124	16,145
Less amount representing interest	—	(167)	(167)

Present value of payments	15,021	957	15,978
Less current portion	(3,547)	(538)	(4,085)
Less discount on debt	(1,466)	—	(1,466)

	$10,008	$419	$10,427

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

9.      Redeemable Convertible Preferred Stock and Stockholders' Deficit

(a)    Common Stock

          The holders of Class A Non-Voting common stock have the same rights, preferences, privileges, and restrictions as the holders of Class B Voting common stock with the exception of voting rights. The holders of Class B Voting common stock are entitled to one vote per share. The holders of Class A Non-Voting and Class B Voting common stock are entitled to receive dividends when, as and if declared by the Board, subject to payment of accrued dividends for redeemable convertible preferred stock. Class A Non-Voting and Class B Voting common stock are also subordinate to the redeemable convertible preferred stock with respect to liquidation, winding up and dissolution of the Company. No dividends have been declared through June 30, 2015.

(b)    Redeemable Convertible Preferred Stock

          The Company has issued Series A Redeemable Convertible Preferred Stock ("Series A"), Series A-1 and Series B redeemable convertible preferred stock. The redeemable convertible preferred stock is classified outside of stockholders' deficit because the shares contain redemption features that are not solely within the control of the Company.

          The aggregate amount of cumulative but unpaid dividends on the Series A and Series A-1 were $925 and $474, respectively, at June 30, 2015. Cumulative but unpaid dividends on the Series B were $559 at June 30, 2015. The redemption value of Series B is based on its estimated fair value at December 31, 2014 and June 30, 2015 because it is estimated to be greater than its original issue price plus accrued dividends.

(c)    Common Stock Warrants

          As of June 30, 2015, the following warrants to purchase common stock were outstanding:

Warrants to Purchase	Number of Warrants	Exercise Price	Term	Expiration
Common-A	206,400	$0.250	10 year	May - October 2019
Common-B	160,000	0.250	10 year	May - October 2019
Common-A	15,000	0.275	10 year	May 2019
Common-B	370,000	0.275	10 year	May - December 2019
Common-A	10,000	0.500	10 year	December 2019
Common-A	1,000	0.500	10 year	March 2020
Common-B	5,000	0.250	10 year	June 2021
Common-B	5,000	0.275	10 year	June 2021
Common-B	4,358	1.320	10 year	January 2023
Common-B	39,720	1.760	10 year	January - December 2023
Common-B	9,671	1.600	10 year	May - December 2023
Common-B	7,802	3.000	10 year	January - December 2024
Common-B	23,867	3.300	10 year	January - December 2024
Common-B	8,709	3.300	10 year	January - June 2025

          During the six months ended June 30, 2014 and 2015, the Company issued warrants to purchase 16,715 and 8,709 shares of common stock, respectively, at exercise prices ranging from $3.00 to $3.30 and $3.30 per share, respectively, in connection with related party debt. The Company recognized total

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

interest expense of $16 and $16 associated with the equity-classified warrants issued during the six months ended June 30, 2014 and 2015, respectively. The warrants issued during the six months ended June 30, 2014 and 2015 were valued using the Black-Scholes option-pricing model at the date of grant, and included the following weighted average assumptions:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Valuation assumptions:
Expected volatility	53%	50%
Expected life (years)	10.00	10.00
Risk-free interest rate	2.65%	2.13%
Dividend yield	—	—

(d)    Preferred Stock Warrants

          As of June 30, 2015, the following warrants to purchase redeemable convertible preferred stock were outstanding:

Warrants to Purchase	Number of Warrants	Exercise Price	Term	Expiration
Series A-1	250,000	$0.800	10 year	March 2022
Series A-1	62,500	0.800	10 year	October 2022
Series B	105,005	2.860	10 year	April 2024
Series B	481,863	2.990	10 year	December 2024

          During the six months ended June 30, 2014, the Company issued a warrant to purchase 105,005 shares of Series B redeemable convertible preferred stock at an exercise price of $2.86 per share in connection with the April 2014 Eastward Loan. No warrants were issued in during the six months ended June 30, 2015.

          The warrants issued in 2014 were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted average assumptions:

Six Months Ended June 30, 2014
Valuation assumptions:
Fair value of Preferred stock	$4.61
Expected volatility	55%
Expected life (years)	10.00
Risk-free interest rate	2.73%
Dividend yield	—

10.     Stock-Based Compensation

          The Company's 2014 Equity Compensation Plan (the "2014 Plan") authorizes the Company to grant up to 7,635,580 shares of common stock to the Company's employees and non-employees in the form of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights, and other equity-based awards. This pool consists of 5,044,636 shares of Class A common stock and

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

2,590,944 shares of Class B common stock. As of June 30, 2015, 1,457,880 shares were available for future grants under the 2014 Plan.

          The Company recorded $126 and $312 of stock-based compensation expense related to the vesting of employee and non-employee stock options for the six months ended June 30, 2014 and 2015, respectively.

          The estimated fair value of options granted was calculated using a Black-Scholes option-pricing model. The computation of expected life for employees was determined based on the simplified method. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date. The Company's common stock is not publicly traded; therefore, expected volatility is based on the historical volatilities of selected public companies whose services are comparable to that of the Company. The table below sets forth the weighted average assumptions for employee grants during the six months ended June 30, 2014 and 2015:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Valuation assumptions:
Expected volatility	59.69%	47.77%
Expected life (years)	6.01	6.04
Risk-free interest rate	1.97%	1.75%
Dividend yield	—	—

          The following table summarizes stock option activity under the 2014 Plan for the six months ended June 30, 2015:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2015	5,520,516	$1.32
Granted	666,567	3.08
Exercised	—	—
Forfeited	(9,383)	2.52

Outstanding at June 30, 2015	6,177,700	1.50	7.1	$9,329

Options vested and expected to vest at June 30, 2015	6,177,700	$1.50	7.1	$9,329

Exercisable at June 30, 2015	4,095,842	$1.12	6.5	$7,721

          Included within the above table are 434,616 non-employee options outstanding as of June 30, 2015, of which 17,282 are unvested as of June 30, 2015 and therefore subject to remeasurement.

          The weighted average grant-date fair value of employee options granted during the six months ended June 30, 2014 and 2015 was $0.82 and $1.56, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

          The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock as of June 30, 2015 for those stock options that had exercise prices lower than the fair value of the Company's common stock.

          The Company recorded stock-based compensation expense related to stock options for the six months ended June 30, 2014 and 2015, in the following expense categories of its consolidated statement of operations:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Cost of revenue — product	$29	$50
Cost of revenue — service	1	10
Research and development	6	9
Sales and marketing	30	47
General and administrative	60	196

	$126	$312

          As of June 30, 2015, there was $1,602 of total unrecognized compensation cost related to nonvested stock options granted under the 2014 Plan, which is expected to be recognized over a weighted average period of 2.3 years.

11.     Net Loss per Share and Unaudited Pro Forma Net Loss per Share

(a)    Net Loss per Share Attributable to Common Stockholders

          Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Six Months Ended June 30,
	2014	2015
Numerator:
Net loss	$(191)	$(685)
Accretion of redeemable convertible preferred stock to redemption value	(429)	(1,256)

Net loss attributable to common stockholders	$(620)	$(1,941)

Denominator:
Weighted average shares of common stock outstanding, basic and diluted	7,846,664	8,080,078

Net loss per share attributable to common stockholders, basic and diluted	$(0.08)	$(0.24)

          The Company's potential dilutive securities, which include stock options, outstanding warrants to purchase shares of preferred and common stock and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Six Months Ended June 30,
	2014	2015
Stock options to purchase common stock	5,564,139	6,177,700
Common stock warrants	842,864	866,527
Preferred stock warrants	417,505	899,368
Redeemable convertible preferred stock (as converted to common stock)	9,873,511	9,873,511

	16,698,019	17,817,106

(b)    Unaudited Pro Forma Net Loss per Share

          The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2015 gives effect to adjustments arising upon the closing of the initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock to redemption value because the calculation assumes that the conversion of redeemable convertible preferred stock into common stock has occurred on January 1, 2015.

          The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2015 give effect to the conversion upon the initial public offering of all outstanding shares of redeemable convertible preferred stock as of June 30, 2015 into 9,873,511 shares of common stock as if the conversion had occurred on January 1, 2015, assuming the IPO price per share is at least five times the original issue price of the respective series of preferred stock and the gross cash proceeds are at least $50,000.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

          Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Six Months Ended June 30, 2015
Numerator:
Net loss attributable to common stockholders	$(1,941)
Pro forma adjustment to add back the accretion of redeemable convertible preferred stock	1,256

Pro forma net loss attributable to common stockholders	$(685)

Denominator:
Weighted average shares of common stock outstanding, basic and diluted	8,080,078
Pro forma adjustment for assumed conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering	9,873,511

Pro forma weighted average common shares outstanding, basic and diluted	17,953,589

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.04)

12.     Fair Value Measurements

          The Company's financial instruments consist of accounts receivable, accounts payable, accrued expenses, acquisition-related contingent consideration, notes payable related to acquisition, long-term notes payable to related parties, and long-term debt. The carrying values of accounts receivable, accounts payable and accrued expenses are representative of their fair value due to the relatively short-term nature of those instruments. The carrying value of the Company's long-term notes payable to related parties and long-term debt approximates fair value based on the terms of the debt. The long-term notes payable to related parties were recorded on December 31, 2014 at their acquisition date fair values of $14,347. This valuation was determined using Level 3 inputs.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

          The Company has classified liabilities measured at fair value on a recurring basis at December 31, 2014 and June 30, 2015 as follows:

	Fair Value Measurement at Reporting Date Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2014
Warrant liability	$—	$—	$2,783	$2,783
Note payable related to acquisition	—	—	14,350	14,350
Acquisition-related contingent consideration — short-term	—	—	1,079	1,079
Acquisition-related contingent consideration — long-term	—	—	7,300	7,300

	$—	$—	$25,512	$25,512

	Fair Value Measurement at Reporting Date Using
	Level 1	Level 2	Level 3	Balance as of June 30, 2015
Warrant liability	$—	$—	$2,967	$2,967
Note payable related to acquisition	—	—	14,921	14,921
Acquisition-related contingent consideration — short-term	—	—	2,207	2,207
Acquisition-related contingent consideration — long-term	—	—	4,075	4,075

	$—	$—	$24,170	$24,170

          The fair value of the preferred stock warrants at December 31, 2014 was estimated using an option pricing model with the following weighted-average assumptions: estimated life of 8.99 years, no dividend yield, risk-free interest rate of 2.1%, fair value of underlying instrument of $4.93 per share and volatility of 55.00%. The Company also applied a discount for lack of marketability of 20% to the resulting value from the option pricing model.

          The fair value at June 30, 2015 of warrants to purchase shares of preferred stock was estimated using an option pricing model with the following weighted-average assumptions: estimated life of 8.49 years, no dividend yield, risk-free interest rate of 2.25%, fair value of underlying instrument of $5.33 per share, and volatility of 51.56%. The Company also applied a discount for lack of marketability of 20% to the resulting value from the option pricing model.

          The Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock, stock price volatility, the contractual term of the warrants, risk-free interest rates, and dividend yields. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement. The Company accounts for its redeemable convertible preferred stock warrants as liabilities in accordance with the guidance for accounting for certain financial instruments with characteristics of both liabilities and equity, as warrants entitle the holder to purchase preferred stock that is considered contingently redeemable. The warrant liability is

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

recorded on its own line item on the Company's consolidated balance sheets. The warrant liability is marked-to-market each reporting period with the change in fair value recorded on its own line in the consolidated statement of operations until the warrants are exercised, expire or other facts and circumstances lead the warrant liability to be reclassified as an equity instrument.

          The reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Balance at January 1, 2015	$2,783
Change in fair value	184

Balance at June 30, 2015	$2,967

          Acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs, hence these instruments represent Level 3 measurements within the fair value hierarchy. The acquisition-related contingent consideration liability represents the estimated fair value of the additional cash consideration payable that is contingent upon the achievement of certain financial and performance milestones.

          The fair value of the Medliance acquisition-related contingent consideration at June 30, 2015 was determined using estimated 2015 Medliance revenue of $7,296 as part of the formula to determine the Aggregate Earn-out Amount. A reduction in the Aggregate Earn-out Amount of $1,018 was calculated based on estimated lost future revenues from a lost customer which occurred in 2015, using an average of claims per month for that customer and current rebate rates.

          The changes in fair value of the Company's acquisition-related contingent consideration for the six months ended June 30, 2015 was as follows:

Balance at January 1, 2015	$8,379
Fair value of cash consideration paid	(877)
Fair value of equity consideration issued	(202)
Adjustments to fair value measurement	(1,018)

Balance at June 30, 2015	$6,282

          The fair value of the Medliance deferred payments was calculated to be $6,282 at June 30, 2015.

13.     Related-Party Transactions

          The Company engaged Knowlton Advisors LLC, a management consulting services company, to provide professional accounting services. Knowlton Advisors LLC is owned and operated by an immediate relative of the Company's Chairman and Chief Executive Officer and the Company's President. Costs incurred by the Company for professional accounting services provided by the related party were $10 and $6 for the six months ended June 30, 2014 and 2015, respectively.

          The Company engaged Space Age Robotics LLC, an IT consulting services company, to provide professional IT client services. Space Age Robotics LLC is owned and operated by an immediate relative of the President and Chief Executive Officer of Capstone. Costs incurred by the Company for professional IT client services provided by the related party were $4 and $17 for the six months ended June 30, 2014 and 2015, respectively.

TABULA RASA HEALTHCARE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands, except share and per share data)
As of December 31, 2014 and June 30, 2015 and for the Six Months Ended June 30, 2014 and 2015

14.     Subsequent Events

Operating Lease Agreements

          On August 21, 2015, the Company entered into three operating lease agreements to expand its dispensary operations and corporate office space in Moorestown, NJ. The leases commence upon the substantial completion of tenant improvement work completed by the landlord, estimated to be February 2016, and will continue for eleven years and eight months from the commencement date, with the option of the Company to extend the leases for one additional period of ten years. The total of the estimated base payments over the term of the lease are $17,027. In addition to the base rent payments, the Company will be obligated to pay a pro rata share of operating expenses and taxes.

Loan to Chief Executive Officers

          On August 14, 2015, the Company made a loan to certain executive officers, pursuant to a promissory note, for an aggregate principal amount of $409,540. The note bears interest at 6% per annum.

Independent Auditors' Report

The Board of Directors
Tabula Rasa HealthCare, Inc.:

          We have audited the accompanying financial statements of the Medliance Business (a Business of Medliance LLC), which comprise the balance sheet as of December 31, 2013, and the related statements of operations, changes in net parent investment, and cash flows for the years ended December 31, 2014 and December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

          Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

          Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

          We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Medliance Business (a Business of Medliance LLC) as of December 31, 2013, and the results of its operations and its cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 31, 2015

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Balance Sheet
December 31, 2013

2013
Assets
Current assets:
Cash	$486,653
Accounts receivable, less allowance for doubtful accounts of $17,397	305,539
Prepaid expenses and other current assets	14,482

Total current assets	806,674
Property and equipment, net	61,241
Other assets	11,615

Total assets	$879,530

Liabilities and Net Parent Investment
Current liabilities:
Accounts payable	$229,656
Accrued expenses and other liabilities	162,347

Total current liabilities	392,003
Commitments and contingencies (note 4)
Net parent investment	487,527

Total liabilities and net parent investment	$879,530

See accompanying notes to financial statements.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Statements of Operations
Years ended December 31, 2013 and 2014

	2013	2014
Revenues	$6,147,377	$6,300,996
Cost of revenues	2,036,536	2,050,668

Gross profit	4,110,841	4,250,328

Operating expenses:
Research and development	13,781	74,073
Sales and marketing	206,121	124,279
General and administrative	1,455,146	1,369,443
Depreciation and amortization	33,428	26,198

Total operating expenses	1,708,476	1,593,993

Income from operations	2,402,365	2,656,335
Other income, net	1,654	218

Net income	$2,404,019	$2,656,553

See accompanying notes to financial statements.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Statements of Changes in Net Parent Investment

Balance, January 1, 2013	$479,020
Net income	2,404,019
Net transfer to parent	(2,395,512)

Balance, December 31, 2013	487,527
Net income	2,656,553
Net transfer to parent	(2,908,116)

Balance, December 31, 2014	$235,964

See accompanying notes to financial statements.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Statements of Cash Flows
Years ended December 31, 2013 and 2014

	2013	2014
Cash flows from operating activities:
Net income	$2,404,019	$2,656,553
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,428	26,198
Provision for allowance for doubtful accounts	39,082	10,817
Loss on disposal of property and equipment	—	1,638
Changes in assets and liabilities:
Accounts receivable	(60,594)	(34,283)
Prepaid expenses and other current assets	19,939	(9,806)
Other assets	(440)	—
Accounts payable	45,285	2,851
Accrued expenses and other liabilities	45,878	(93,357)

Net cash provided by operating activities	2,526,597	2,560,611

Cash flows from investing activities:
Purchases of property and equipment	(9,934)	—

Net cash used in investing activities	(9,934)	—

Cash flows from financing activities:
Net transfer to parent	(2,395,512)	(2,908,116)

Net cash used in financing activities	(2,395,512)	(2,908,116)

Net increase (decrease) in cash	121,151	(347,505)
Cash, beginning of year	365,502	486,653

Cash, end of year	$486,653	$139,148

See accompanying notes to financial statements.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Notes to Financial Statements
December 31, 2013 and 2014

(1)    Description of Business

          The accompanying financial statements include the assets and liabilities and the related operations of the Medliance Business (the "Business"). The financial statements include the activity and related accounts of the Business. All intercompany accounts and transactions have been eliminated.

          The Business provides technology and data analysis to approximately 1,300 post-acute care facilities nationwide to help manage their pharmacy costs.

          The Business's primary offering is a real-time pharmacy adjudication, management and reporting tool called PharmView. The Business also offers a retrospective PostView product and a set of complementary professional services.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

          The Business was acquired by Tabula Rasa HealthCare, Inc. ("TRHC") at the close of business on December 31, 2014. Separate financial statements historically have not been prepared for the Business. The accompanying balance sheet, statements of operations, and statements of cash flows have been derived from the historical accounting records of Medliance LLC (the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The separate financial statements of the Business exclude the Company's investments in consolidated subsidiaries and the related intercompany receivables, which were not acquired by TRHC and debt that was not related to the Business and was not assumed by TRHC. The separate financial statements of the Business include all other assets, liabilities, revenues, and expenses of the Company.

(b)    Use of Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)    Cash

          The Business considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash at December 31, 2013 consists of cash on deposit with banks. There are no cash equivalents at December 31, 2013.

(d)    Accounts Receivable

          Accounts receivable are recorded at the invoiced amount and do not bear interest. The Business maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Business reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Notes to Financial Statements — (Continued)
December 31, 2013 and 2014

(e)    Property and Equipment

          Property and equipment are stated at cost. Additions or improvements that increase the useful life of existing assets are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The Business depreciates computer hardware and purchased software over a life of three to five years and office furniture and equipment over a life of five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term.

(f)    Impairment of Long-Lived Assets

          Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2013 and 2014, management does not believe that a revision to the remaining useful lives or write-down of long-lived assets is required.

(g)    Revenue Recognition

          The Business recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.

          The Business enters into contracts with post-acute care facilities to provide its PharmView services, which include immediate claim adjudication, electronic invoice reconciliation, real-time pharmacy notification, and performance and facility reports. PharmView is a subscription service and the fee components are fixed and are contractually agreed to in advance. Revenues generated from PharmView subscriptions are recognized monthly as the services are rendered.

          PostView data is typically provided to post-acute care customers at no charge. The Business is able to sell the data collected through the PharmView and PostView services through its software provider, which aggregates the data collected from the Business and other customers and sells this data to pharmaceutical companies. The pharmaceutical companies pay the software provider rebates for the data. The software provider then remits payment to the Business. The price is not fixed or determinable when the rebate data is sold to the pharmaceutical companies because they have the ability to reject data at their discretion. Therefore, revenues generated from rebates are recognized at the time when payments are remitted to the Business by the software provider.

(h)    Concentration of Credit Risk

          The Business extends credit to customers based upon management's evaluation of creditworthiness, and generally collateral is not required. Revenues from the Business's software provider represented 48% and 70% of total revenues for the years ended December 31, 2013 and 2014, respectively. Accounts receivable from three customers represented 19%, 11%, and 11%, respectively, of total accounts receivable at December 31, 2013.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Notes to Financial Statements — (Continued)
December 31, 2013 and 2014

(i)     Research and Development

          Research and development expenses consist primarily of (a) salaries and related personnel costs related to the Business's research and development efforts, (b) payments to suppliers for design and consulting services, (c) costs relating to the design and development of new services and enhancement of existing services, (d) quality assurance and testing, and (e) other related overhead. Costs incurred in research and development are charged to expense as incurred.

(j)     Income Taxes

          As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements of the Business, since all items of income or loss are required to be reported on the income tax returns of the members of the Company, who are responsible for any taxes thereon.

(k)    Uncertain Tax Positions

          The Business follows accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the taxing authorities. FASB ASC 740 also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

          As of December 31, 2013 and 2014, the Business had no uncertain tax positions that qualified for either recognition or disclosure in the financial statements. Additionally, the Business had no interest and penalties related to income taxes.

          The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2011.

(3)    Property and Equipment

          As of December 31, 2013, property and equipment consisted of the following:

	Estimated useful life	2013
Computer hardware and software	3 to 5 years	$44,132
Furniture and equipment	5 years	69,439
Leasehold improvements	7 years	63,190

		176,761
Less accumulated depreciation and amortization		(115,520)

		$61,241

          Depreciation and amortization expense for the years ended December 31, 2013 and 2014 was $33,428 and $26,198, respectively.

MEDLIANCE BUSINESS
(A Business of Medliance LLC)
Notes to Financial Statements — (Continued)
December 31, 2013 and 2014

(4)    Commitments and Contingencies

(a)    Leases

          The Business has entered into various operating leases for office space and vehicles expiring on various dates through 2016.

          Rent expense under these operating leases was $80,120 and $81,310 for the years ended December 31, 2013 and 2014, respectively.

(b)    Legal Proceedings

          The Business is not currently involved in any significant claims or legal actions that, in the opinion of management, will have a material adverse impact on the Business.

(5)    Subsequent Events

          The Business has evaluated subsequent events from the balance sheet date through August 31, 2015, the date at which the financial statements were available to be issued.

          On December 31, 2014, the Business was acquired by TRHC in exchange for total consideration at closing of $28,404,301, which included $12,000,000 paid in cash and the issuance of promissory notes to the members of the Company for $16,384,865. In addition, TRHC agreed to pay further cash consideration contingent upon the future financial performance of the Business. As of December 31, 2014, the contingent consideration was estimated to be $7,300,000.

Independent Auditors' Report

The Board of Directors
Tabula Rasa HealthCare, Inc.:

          We have audited the accompanying financial statements of Capstone Performance Systems, LLC, which comprise the balance sheet as of December 31, 2013, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

          Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

          Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

          We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Performance Systems, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013 and the period from January 1, 2014 through April 21, 2014 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 31, 2015

CAPSTONE PERFORMANCE SYSTEMS, LLC
Balance Sheet

December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$23,359
Accounts receivable	94,851
Prepaid expenses and other current assets	9,536

Total current assets	127,746
Property and equipment, net	25,595
Due from related parties	908,525

Total assets	$1,061,866

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$5,080
Accrued expenses and other liabilities	116,472
Unearned revenues	34,793

Total current liabilities	156,345
Unearned revenues	10,581

Total liabilities	166,926

Commitments and contingencies (note 5)
Members' equity	894,940

Total liabilities and members' equity	$1,061,866

See accompanying notes to financial statements.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Statements of Operations

	Year Ended December 31, 2013	January 1, 2014 Through April 21, 2014
Revenues	$1,676,834	$595,402
Cost of revenues, exclusive of depreciation shown below	623,932	261,711

Gross profit	1,052,902	333,691

Operating expenses:
Sales and marketing	31,056	4,585
General and administrative	64,138	23,307
Shared services — related party	324,000	133,045
Depreciation	9,301	3,508

Total operating expenses	428,495	164,445

Income from operations	624,407	169,246
Other income, net	6,521	—

Net income	$630,928	$169,246

See accompanying notes to financial statements.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Statements of Members' Equity

Balance, January 1, 2013	$265,012
Net income	630,928
Member distributions	(1,000)

Balance, December 31, 2013	894,940
Net income	169,246
Member distributions	(6,346)

Balance, April 21, 2014	$1,057,840

See accompanying notes to financial statements.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Statements of Cash Flows

	Year Ended December 31, 2013	January 1, 2014 Through April 21, 2014
Cash flows from operating activities:
Net income	$630,928	$169,246
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,301	3,508
Changes in assets and liabilities:
Accounts receivable	(43,409)	(17,132)
Prepaid expenses and other current assets	(9,536)	(2,601)
Accounts payable	(3,047)	6,419
Accrued expenses and other liabilities	73,668	17,229
Unearned revenues	33,374	19,253

Net cash provided by operating activities	691,279	195,922

Cash flows from investing activities:
Purchases of property and equipment	(22,632)	—
Net transfers with related parties	(669,878)	(136,575)

Net cash used in investing activities	(692,510)	(136,575)

Cash flows from financing activities:
Member distributions	(1,000)	(6,346)

Net cash used in financing activities	(1,000)	(6,346)

Net (decrease) increase in cash and cash equivalents	(2,231)	53,001
Cash and cash equivalents, beginning of period	25,590	23,359

Cash and cash equivalents, end of period	$23,359	$76,360

See accompanying notes to financial statements.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Notes to Financial Statements
April 21, 2013 and December 31, 2014

(1)    Description of Business

          Capstone Performance Systems, LLC (the "Company"), a Colorado limited liability company, was founded in 2012. The Company partners with Programs of All-Inclusive Care for the Elderly ("PACE") to provide Medicare risk adjustment services. The Company possesses experience and expertise in the development and analysis of risk adjustment processes and systems to capture timely, complete, and accurate data for PACE organizations throughout the country. The Company's profits and losses are allocated among the members as provided for in the current limited liability company operating agreement.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

          Substantially all of the assets, and certain liabilities of the Company, were acquired by CareKinesis, Inc. ("CareKinesis") on April 22, 2014. The accompanying audited financial statements have been prepared for the periods before the acquisition, including the period from January 1, 2014 through April 21, 2014 and the year ended December 31, 2013 (see Note 7).

(b)    Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)    Supplemental Disclosures of Cash Flow Information

          For the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, the Company paid interest of $1,873 and $937, respectively.

(d)    Cash and Cash Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash at December 31, 2013 consists of cash on deposit with banks. There are no cash equivalents at December 31, 2013.

(e)    Accounts Receivable

          Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. The Company has not recorded an allowance for doubtful accounts at December 31, 2013.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Notes to Financial Statements — (Continued)
April 21, 2013 and December 31, 2014

(f)    Property and Equipment

          Property and equipment are stated at cost. Additions or improvements that increase the useful life of existing assets are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The Company depreciates computer hardware over a life of five years and purchased software over a life of three years.

(g)    Impairment of Long-Lived Assets

          Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2013 and April 21, 2014, management does not believe that a revision to the remaining useful lives or write-down of long-lived assets is required.

(h)    Revenue Recognition

          The Company enters into contracts with PACE organizations to provide risk adjustment services, which include assessing the quality of data collection, assessing the quality of diagnosis data processing and reporting, and providing expert ongoing support to assure complete and accurate data for compliance with the Centers for Medicare & Medicaid Services requirements. Under these contracts, there are three revenue generating components: set-up fees, monthly administrative per member per month fees, and hourly consulting rate charges. The fee components are fixed and are contractually agreed to in advance. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.

          Revenues generated from set-up fees are deferred and are recognized ratably over the estimated term of the contract. Revenues generated from per member per month fees are recognized monthly when census data is reported. Revenues from hourly consulting rate charges are recognized when the services have been rendered.

(i)     Concentration of Credit Risk

          The Company extends credit to customers based upon management's evaluation of creditworthiness, and generally collateral is not required. For the year ended December 31, 2013, three customers represented 25%, 18%, and 10%, respectively, of total revenues. The accounts receivable related to four customers as of December 31, 2013 represented 27%, 22%, 15%, and 14%, respectively, of total accounts receivable. For the period from January 1, 2014 to April 21, 2014, three customers represented 24%, 10%, and 10%, respectively, of total revenues.

(j)     Income Taxes

          As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Notes to Financial Statements — (Continued)
April 21, 2013 and December 31, 2014

(k)    Uncertain Tax Positions

          The Company follows accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the taxing authorities. FASB ASC 740 also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

          As of December 31, 2013 and April 21, 2014, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

          The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is subject to U.S. federal, state and local income tax examinations by taxing authorities for all years since inception.

(3)    Property and Equipment

          Property and equipment consisted of the following:

	Estimated Useful Life	December 31, 2013
Computer software	3 years	$25,420
Computer hardware	5 years	10,257

		35,677
Less accumulated depreciation		(10,082)

		$25,595

          Depreciation expense for the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014 was $9,301 and $3,508, respectively.

(4)    Accrued Expenses and Other Liabilities

          Accrued expenses and other liabilities consisted of the following:

December 31, 2013
Payroll and related benefits	$83,169
Credit card liability	24,149
Other	5,394
Professional services	3,760

$116,472

CAPSTONE PERFORMANCE SYSTEMS, LLC
Notes to Financial Statements — (Continued)
April 21, 2013 and December 31, 2014

(5)    Commitments and Contingencies

(a)    Leases

          The Company leases office space from a related party on a month to month basis (see Note 6). As of April 21, 2014, the Company had no future commitments related to these leases.

          Rent expense under these operating leases was $500 and $920 and for the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, respectively (see Note 6).

(b)    Legal Proceedings

          The Company is not currently involved in any significant claims or legal actions that, in the opinion of management, will have a material adverse impact on the Company.

(6)    Related-Party Transactions

          Advances due from related parties are noninterest-bearing and have no formal repayment terms. Amounts due from related parties consisted of the following:

December 31, 2013
Altitude Edge Consulting, LLC	$662,277
Peak Pace Solutions, LLC	246,248

$908,525

          During the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, the Company performed consulting services for Altitude Edge Consultants, LLC (AEC). AEC is owned and operated by the members of the Company. Revenues recognized from AEC during the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014 were $7,750 and $12,250, respectively.

          During the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, AEC performed accounting and administrative services for the Company. During the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, AEC charged the Company a total of $324,000 and $133,045, respectively, for these services. In addition, the Company provided noninterest-bearing cash advances to AEC.

          During the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, the Company performed consulting services for Peak Pace Solutions, LLC (Peak). Peak is owned and operated by the members of the Company. Revenues recognized from Peak during the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014 were $54,500 and $22,932, respectively. In addition, the Company provided noninterest-bearing cash advances to Peak.

          During the year ended December 31, 2013 and the period from January 1, 2014 to April 21, 2014, the Company recognized rent expense of $500 and $920, respectively, for office space leased from Peak.

(7)    Subsequent Events

          The Company has evaluated subsequent events from the balance sheets date through August 31, 2015, the date at which the financial statements were available to be issued.

CAPSTONE PERFORMANCE SYSTEMS, LLC
Notes to Financial Statements — (Continued)
April 21, 2013 and December 31, 2014

          On April 22, 2014, substantially all of the assets of the Company were acquired by CareKinesis in exchange for the assumption by CareKinesis of certain enumerated liabilities of the Company, total cash consideration of $6,077,054, and 239,088 shares of common stock of CareKinesis.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
BASIS OF PRESENTATION

          The unaudited pro forma combined financial information has been developed by applying pro forma adjustments to the historical audited consolidated financial statements of Tabula Rasa Healthcare, Inc. (the "Company") appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations gives pro forma effect to the consummation of the acquisitions of Capstone Performance Systems, LLC ("Capstone") and Medliance LLC ("Medliance"), which occurred on April 22, 2014 and December 31, 2014, respectively, as if they had occurred on January 1, 2014.

          The unaudited pro forma combined financial information gives effect to events that are (1) directly attributable to the Capstone and Medliance transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined company. The unaudited pro forma combined statement of operations for the year ended December 31, 2014 shows the impact of the acquisition method of accounting under Financial Accounting Standards Board ASC 805, Business Combinations.

          Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined financial information.

          The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only. The unaudited pro forma combined financial information does not purport to represent what the Company's results of operations would have been had the Capstone and Medliance transactions actually occurred on January 1, 2014, nor does it purport to project the Company's results of operations for any future period or as of any future date. The unaudited pro forma combined financial information should be read in conjunction with the section entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, Capstone and Medliance and related notes included elsewhere in this prospectus.

 Unaudited Pro Forma Combined Statement of Operations
for the Year Ended December 31, 2014
(In thousands, except share and per share amounts)

	Tabula Rasa HealthCare	Capstone Historical For the Period January 1, 2014 through April 21, 2014	Medliance Historical For the Period January 1, 2014 through December 30, 2014	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:
Product revenue	$46,878	$—	$—	$—		$46,878
Service revenue	1,550	595	6,301	—		8,446

Total revenue	48,428	595	6,301	—		55,324

Cost of revenue, exclusive of depreciation and amortization shown below:
Product cost	37,073	—	—	—		37,073
Service cost	739	262	2,051	—		3,052

Total cost of revenue	37,812	262	2,051	—		40,125

Gross profit	10,616	333	4,250	—		15,199

Operating expenses:
Research and development	1,660	—	74	—		1,734
Sales and marketing	2,272	5	124	—		2,401
General and administrative	3,970	156	1,369	(351)	(a)	5,144
Change in fair value of acquisition-related contingent consideration expense	790	—	—	—		790
Depreciation and amortization	1,817	4	26	1,804	(b)	3,651

Total operating expenses	10,509	165	1,593	1,453		13,720

Income (loss) from operations	107	168	2,657	(1,453)		1,479
Other expense:
Change in fair value of warrant liability	269	—	—	—		269
Interest expense	1,354	—	—	4,775	(c)	6,129

Total other expense	1,623	—	—	4,775		6,398

(Loss) income before income taxes	(1,516)	168	2,657	(6,228)		(4,919)
Income tax benefit	(409)	—	—	—		(409)

Net (loss) income	(1,107)	168	2,657	(6,228)		(4,510)
Accretion of redeemable convertible preferred stock	(3,884)	—	—	—		(3,884)

Net (loss) income attributable to common stockholders	$(4,991)	$168	$2,657	$(6,228)		$(8,394)

Net loss per share attributable to common stockholders, basic and diluted	$(0.63)					$(1.06)

Weighted average common shares outstanding, basic and diluted	7,862,025			61,843	(d)	7,923,868

See accompanying Notes to Unaudited Pro Forma Combined Statement of Operations.

 Notes to Unaudited Pro Forma Combined Statement of Operations

(a)
Acquisition-related costs and related party shared services

Reflects elimination of acquisition-related costs included in the historical consolidated financial statements of the Company of $218, which were directly attributable to the acquisitions, but are not expected to have a continuing impact on the results of the combined entity, and elimination of $133 of shared services expense that related to accounting and administrative services performed for Capstone by related parties prior to the acquisition but are not expected to have a continuing impact on the results of the combined entity.

(b)
Amortization-related costs

Represents the additional amortization of acquired intangible assets of $1,834 based on fair values and useful lives for the finite lived intangibles acquired of between four and eleven years, and the elimination of Capstone's and Medliance's historical intangible asset amortization expense of $4 and $26, respectively. Amortization expense has been calculated on a straight-line basis.

(c)
Interest on acquisition related debt

Represents additional interest incurred on debt used to fund the acquisitions of Capstone and Medliance as if the borrowings took place on January 1, 2014.

(d)
Weighted average common shares outstanding

Shares used to calculate unaudited pro forma combined net loss per share were adjusted to reflect the issuance of 203,358 shares of common stock as consideration in the Capstone acquisition as if the shares were issued on January 1, 2014.

         Shares
Tabula Rasa HealthCare, Inc.
Common Stock

PROSPECTUS

                                  , 2015

Wells Fargo Securities		UBS Investment Bank

Piper Jaffray

Baird		Stifel

Through and including                                       , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
NASDAQ Global Market initial listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or derived an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

          Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

          Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, all such persons being referred to as an Indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

          Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

          We have entered into indemnification agreements with our directors and intend to enter into indemnification agreements with our executive officers prior to the completion of this offering. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

          We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

          The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.    Recent Sales of Unregistered Securities.

          Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by the Registrant since January 1, 2012 that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by the

Registrant for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Securities

          In April 2015, we issued 35,730 shares of our common stock to Capstone Holdings, LLC at a price of $3.00 per share as deferred consideration in connection with the acquisition of Capstone Performance Systems, LLC.

          In January 2015, we issued 31,500 shares of our common stock to Gary Tom at a price of $3.00 per share as deferred consideration in connection with the acquisition of J.A. Robertson, Inc.

          From January 2014 through June 2015, we issued warrants to Drs. Calvin and Orsula Knowlton to purchase an aggregate amount of 32,576 shares of our common stock at an exercise price of $3.30 per share in connection with the promissory note they were originally issued in September 2012.

          From January 2014 through December 2014, we issued warrants to Dr. John Durham and Mrs. Joann Durham to purchase an aggregate amount of 7,802 shares of our common stock at an exercise price of $3.00 per share in connection with the promissory note they were issued in May 2013.

          In December 2014, we issued a warrant to Eastward Capital Partners to purchase an aggregate amount of 481,863 shares of Series B preferred stock at an exercise price of $2.99 per share in connection with the December 2014 Eastward Loan.

          In December 2014, we issued subordinated convertible promissory notes in an aggregate principal amount of $16,384,865 in connection with the acquisition of Medliance LLC.

          In July 2014, we issued 52,500 shares of our common stock to Gary Tom at a price of $1.84 per share as deferred consideration in connection with the acquisition of J.A. Robertson, Inc.

          In April 2014, we issued 203,358 shares of our common stock to Capstone Holdings, LLC at a price of $1.84 per share as deferred consideration in connection with the acquisition of Capstone Performance Systems, LLC.

          In April 2014, we issued a warrant to Eastward Capital Partners to purchase up to 105,005 shares of Series B preferred stock at an exercise price of $2.86 per share in connection with the April 2014 Eastward Loan.

          In January 2014, we issued a promissory note for an aggregate principal amount of $100,000 to Drs. Calvin and Orsula Knowlton.

          In January 2014, we issued 105,000 shares of our common stock to Gary Tom at a price of $1.86 per share as deferred consideration in connection with the acquisition of J.A. Robertson, Inc.

          From May 2013 through December 2013, we issued warrants to Dr. John Durham and Mrs. Joann Durham to purchase an aggregate amount of 9,671 shares of our common stock at an exercise price of $1.60 per share in connection with the promissory note they were issued in May 2013.

          In June 2013, we sold to investors 2,961,745 shares of our Series B preferred stock at a purchase price of $1.52312 per share for aggregate consideration of $4,511,096.

          In May 2013, we issued a promissory note in an aggregate principal amount of $250,000 to Dr. John Durham and Mrs. Joann Durham.

          In February 2013, we sold 9,375 shares of our common stock to Joseph Nyzio and Katy Nyzio at a price of $1.60 per share.

          In January 2013, we sold 31,250 shares of our common stock to Gary Yetman and 31,250 shares of our common stock to Pamela Adams and William J. Adams, both at a price of $1.60 per share.

          In January 2013, we sold 16,000 shares of our common stock to James M. Goers and Jackie G. Goers, 8,000 shares of our common stock to Barry J. Goers and 8,000 shares of our common stock to Brett C. Goers, each at a price of $1.50 per share.

          In January 2013, we issued warrants to Drs. Calvin and Orsula Knowlton to purchase an aggregate amount of 4,358 shares of our common stock at an exercise price of $1.32 per share, and from January 2013 through December 2013, we issued warrants to Drs. Calvin and Orsula Knowlton to purchase an aggregate amount of 39,720 shares of our common stock at an exercise price of $1.76 per share, in connection with the promissory note they were originally issued in September 2012.

          In October 2012, we issued a warrant to the New Jersey Economic Development Authority to purchase an aggregate amount of 62,500 shares of Series A-1 preferred stock at an exercise price of $0.80 per share in connection with a convertible loan agreement with aggregate borrowings of $500.

          In December 2012, we issued a $150,000 promissory note to Drs. Calvin and Orsula Knowlton, which was amended several times through September 26, 2013, when it was increased to an aggregate principal amount of $1,099,109.

          Between April 2012 and September 2012, we sold, at a price of $1.20 per share, 29,302 shares of our common stock to Equity Trust Co. Custodian FBO Richard Greene IRA, 41,667 shares of our common stock to Joseph Nyzio and Katy Nyzio, 20,798 shares of our common stock to Irene Voltis and John Voltis and 4,841 shares of our common stock to Jeffrey Knowlton, a son of Dr. Calvin Knowlton, our Chief Executive Officer and Chairman.

          In March 2012, we issued a warrant to Eastward Capital Partners to purchase an aggregate amount of 250,000 shares of Series A-1 preferred stock at an exercise price of $0.80 per share in connection with a loan agreement with aggregate borrowings of $2,000.

          In March 2012, we sold 12,500 shares of our common stock to Babette F. Perry at a price of $0.80 per share.

          In February 2012, we sold to investors 625,000 shares of Series A-1 preferred stock at a purchase price of $0.80 per share for aggregate consideration of $500,000.

          In January 2012, we sold 125,000 shares of our common stock to Gary E. Yetman at a price of $0.80 per share.

          No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Reorganization Transaction

          Effective June 30, 2014, in order to facilitate the administration, management and development of our business, we implemented a holding company reorganization pursuant to which we became the new parent company and CareKinesis became our direct, wholly owned subsidiary. To implement the reorganization, we formed CK Merger Sub, Inc. The holding company structure was implemented by the merger of CK Merger Sub, Inc. with and into CareKinesis, with CareKinesis surviving the merger as our direct, wholly owned subsidiary. As a result of the reorganization, each share of CareKinesis issued and outstanding immediately prior to the merger automatically converted into the same share, with the same rights and preferences, in our company. The business conducted by CareKinesis immediately prior to the corporate reorganization continues to be conducted by CareKinesis following the reorganization. In addition, in connection with the reorganization, CareKinesis distributed all of the equity interests in two of its wholly owned subsidiaries, Capstone Performance Systems, LLC, or Capstone, and CareVentions, Inc., to us.

(b) Stock Option Grants

          Since January 1, 2012, we granted options to purchase an aggregate of 4,440,330 shares of our common stock, with the weighted average exercise price of $1.89 per share, to our employees, directors, advisors and consultants pursuant to our 2014 Equity Compensation Plan. As of June 30, 2015, 280,293 options to purchase shares of our common stock had been exercised for aggregate consideration of $$111,323, options to purchase 146,389 shares of our common stock had been forfeited and options to purchase 6,177,700 shares of our common stock remained outstanding at a weighted-average exercise price of $1.50. Upon the completion of this offering, we expect to issue           shares of our common stock as restricted stock under our 2014 Equity Compensation Plan to members of management at a price of $0.0001 per share.

          The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant's employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

          All of the foregoing securities described in sections (a) and (b) of Item 15 are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

          The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.    Undertakings.

          (a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)     The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moorestown, State of New Jersey, on this             day of                    .

TABULA RASA HEALTHCARE, INC.
By:	Dr. Calvin H. Knowlton Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

          We, the undersigned officers and directors of Tabula Rasa HealthCare, Inc., hereby severally constitute and appoint Dr. Calvin H. Knowlton and Brian W. Adams, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Brian W. Adams	Chief Financial Officer (Principal Financial and Accounting Officer)
Glen Bressner	Director
Dr. Calvin H. Knowlton	Chairman of the Board of Directors Chief Executive Officer (Principal Executive Officer)
Dr. Orsula V. Knowlton	President

Signature	Title	Date

Daniel Lubin	Director
Bruce Luehrs	Director
A Gordon Tunstall	Director

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
2.1	**#	Membership Interest Purchase Agreement, dated as of December 31, 2014, by and between Tabula Rasa HealthCare, Inc., and Fred Smith III, Olds Family 2002 Trust, and Stephen F. Olds and Thomas Olds, Jr.
2.2	**#
Asset Purchase Agreement, dated as of April 22, 2014, by and among Capstone Performance Systems, LLC (Delaware), CareKinesis, Inc., Capstone Performance Systems, LLC (Colorado), PPS Holdings, Inc. and David M. Reyes and Ronda L. Hackbart-Reyes
2.3	**#	Stock Purchase Agreement, dated as of November 27, 2013, by and between CareKinesis, Inc. and Gary Tom, as amended
3.1	**	Certificate of Incorporation of Tabula Rasa HealthCare, Inc., as amended, as currently in effect
3.2	*	Form of Amended and Restated Certificate of Incorporation of Tabula Rasa HealthCare, Inc. (to become effective immediately prior to the completion of this offering)
3.3	*	Form of Amended and Restated Bylaws of Tabula Rasa HealthCare, Inc. (to become effective immediately prior to the completion of this offering)
4.1	**	Investor Rights Agreement, dated as of June 30, 2014
4.2	**	Stockholders Agreement, dated as of June 30, 2014
4.3	*	Form of Warrant to Purchase Shares of Class A Common Stock
4.4	*	Form of Warrant to Purchase Shares of Class B Common Stock
4.5	*	Preferred Series A-1 Convertible Stock Warrant, dated as of March 23, 2012, issued to Eastward Capital Partners V, L.P.
4.6	*	Preferred Series B Convertible Stock Warrant, dated as of April 2014, issued to Eastward Fund Management, LLC
4.7	*	Preferred Series B Convertible Stock Warrant, dated as of December 2014, issued to Eastward Fund Management, LLC
4.8	*	Preferred Series A-1 Convertible Stock Warrant, dated as of October 26, 2012, issued to the New Jersey Economic Development Authority
4.9	*	Form of Subordinated Note, dated December 31, 2014
4.10	*	Promissory Note, dated January 16, 2014, issued to Drs. Calvin and Orsula Knowlton
4.11	*	Amended Promissory Note, dated September 26, 2013, issued to Drs. Calvin and Orsula Knowlton
4.12	*	Promissory Note, dated May 20, 2013, issued to Dr. John Durham and Mrs. Joann Durham
5.1	*	Opinion of Morgan, Lewis & Bockius LLP
10.1	*+
Tabula Rasa HealthCare, Inc. 2014 Equity Compensation Plan, as amended, including forms of Incentive Stock Option Agreement, Nonqualified Stock Option Agreements and Restricted Stock Agreement thereunder
10.2	*+	Tabula Rasa HealthCare, Inc. Leadership Exit Bonus Plan
10.3	*+	Tabula Rasa HealthCare, Inc. Company Management Plan

Exhibit Number		Description of Exhibit
10.4	*+	Tabula Rasa HealthCare, Inc. Valuation Incentive Award Plan
10.5	*	Form of Indemnification Agreement
10.6	*
Loan and Security Agreement, dated as of April 29, 2015, by and among Bridge Bank, National Association and CareKinesis, Inc., Tabula Rasa HealthCare, Inc., CareVentions, Inc., Capstone Performance Systems, LLC, J.A. Robertson, Inc. and Medliance LLC
10.7	*
Master Lease Agreement, dated as of December 31, 2014, by and among Eastward Fund Management, LLC and CareKinesis, Inc., J.A. Robertson, Inc., Capstone Performance Systems, LLC, CareVentions, Inc., Tabula Rasa HealthCare, Inc. and Medliance LLC
10.8	*	Master Lease Agreement, dated as of April 22, 2014, by and among Eastward Fund Management, LLC and CareKinesis, Inc., Capstone Performance Systems, LLC and J.A. Robertson, Inc.
10.9	*	Lease Agreement, dated August 21, 2015, by and between 228 Strawbridge Associates, LLC and Tabula Rasa HealthCare, Inc. (Suite 100)
10.10	*	Lease Agreement, dated August 21, 2015, by and between 228 Strawbridge Associates, LLC and Tabula Rasa HealthCare, Inc. (Suite 200)
10.11	*	Lease Agreement, dated August 21, 2015, by and between 228 Strawbridge Associates, LLC and Tabula Rasa HealthCare, Inc. (Suite 300)
21.1	*	Subsidiaries of Tabula Rasa HealthCare, Inc.
23.1	*	Consent of KPMG LLP as to Tabula Rasa HealthCare, Inc.
23.2	*	Consent of KPMG LLP as to Medliance Business
23.3	*	Consent of KPMG LLP as to Capstone Performance Systems, LLC
23.4	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included in the signature page to this registration statement)

*
To be filed by amendment.

**
Previously filed.

+
Management contract or compensatory agreement.

#
Schedules to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.